04012358

BEIJING DATANG POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

BEIJING DATANG POWER GENERATION COMPANY LIMITED

[January 14], 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04 JAN 22 PM 7:21

Re: Beijing Datang Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. 82-5186

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Dear Sirs or Madams:

On behalf of Beijing Datang Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. [Tuoketuo Power Plant Phase 1&2 Commence Commercial Operation, published [August 5], 2003]

2. [Announces 2003 Interim Results/ Consolidated Net Profit Surges 30.42% to RMB 784 Million, published [August 25], 2003]

3. [Announcement of 2003 Interim Results, published [August 25], 2003]

4. [Proposed Issue of Convertible Bonds due 2008, published [September 3], 2003]

5. [Completion of the Issue of Convertible Bonds due 2008, published [September 10], 2003]

6. [Beijing Datang Generates 30.96% More Electricity, published [October 15], 2003]

7. [Beijing Datang Yugang Thermal Power Plant Unit 1&2 Commercial Operation , published [December 30], 2003]

8. [Beijing Datang Generates 28.44% More Electricity for year 2003, published [January 7], 2004]

BJ-1820

dlw 1/23

BEIJING DATANG POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Yang Hong Ming
Corporate Secretary

Enclosures

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Tuoketuo Power Plant Phase I Units 1 & 2 Commence Commercial Operation

Hong Kong, August 4, 2003...Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that Tuoketuo Power Plant Phase I Units 1 & 2 (each with an operating capacity of 600MW), of which the Company holds a controlling stake, have commenced commercial operation at the end of July and early August 2003, respectively, after completing a trial-run.

Tuoketuo Power Plant Phase I Units 1 & 2 (the "Units") began construction on August 1, 2000 and were expected to commence commercial operation in late 2003 under the original plan. Now the actual construction has been completed six months ahead of the planned schedule. The Units will transmit electricity direct to the Beijing-Tianjin-Tangshan Area (the "BTT Area") power grid via special transmission lines, and will play a pivotal role in meeting the BTT Area's power demand during the peak summer season, thereby easing the tight power supply situation of Beijing and its nearby regions.

Mr. Zhang Yi, Vice Chairman and President of Beijing Datang Power, said, "The commencement of operation of Tuoketuo Power Plant Phase I Units 1 & 2 is six months ahead of the planned schedule, which is highly significant in helping the Company to capture market share rapidly, lower consolidated operation costs and enhance the Company's overall competitiveness."

.../2

Located in Inner Mongolia, Tuoketuo Power Plant is a major project of the State's Tenth Five-Year Plan and the World Bank's Loan Projects. It is also an integral part of the "Development of the West" Project and the "West-to-East Power Transmission Plan". The newly-commissioned Units are also the first commissioned power units of the "West-to-East Power Transmission Plan" in the Northern Corridor, and as such, they are highly significant to the overall development of China's power generation industry.

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total operating installed capacity of 6,170MW. As at the end of 2002, 4 power plants are wholly owned by the Company, 2 operating power generation companies are owned with controlling interests and 8 power generation companies are under construction. These plants and companies include: Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant, Xia Hua Yuan Power Plant, Tianjin Datang Panshan Power Generation Company Limited, Hebei Huaze Hydropower Development Company Limited, Inner Mongolia Datang Tuoketuo Power Generation Company Limited, Shanxi Datang Shentou Power Generation Company Limited, Gansu Datang Liancheng Power Generation Company Limited, Shanxi Datang Pingwang Thermal Power Generation Company Limited, Hebei Datang Tangshan Thermal Power Generation Company Limited, Yunnan Datang Honghe Power Generation Company Limited, Yunnan Datang Lixianjiang Hydropower Development Company Limited, Yunnan Datang Nalan Hydropower Development Company Limited and Wenshan Malutang Hydropower Development Company Limited. Beijing Datang Power Generation Company Limited has been listed in Hong Kong and London respectively since March 1997. Since September 2001, the Company's American Depositary Receipts have been traded in the U.S. over-the-counter (OTC) market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms. Jessica Lee/Ms. Veronica Ho
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

04 JAN 22 AM 7:21

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor

[For Immediate Release]

Beijing Datang Power Announces 2003 Interim Results

***

Consolidated Net Profit Surges 30.42% to Rmb784 Million

Financial Highlights

- On-grid power generation amounted to 17,114,600MWh, representing an increase of 30.97% over the corresponding period last year
- Consolidated operating revenue amounted to approximately Rmb4,501,679,000, representing an increase of 28.93% over the corresponding period last year
- Consolidated net profit amounted to approximately 784,233,000, representing an increase of 30.42% over the corresponding period last year
- Earnings per share amounted to Rmb0.15, representing an increase of Rmb0.03 per share over the corresponding period last year

Hong Kong, 25 August 2003 ... Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") (HKEx: 991; LSE: DAT; ADR: BJDHY) announced today the unaudited operating results of the company for the six months ended 30 June 2003 (the "Period"). Consolidated operating revenue of the Company and its subsidiaries for the Period was approximately Rmb4,501,679,000, representing an increase of 28.93% over the corresponding period last year. Consolidated net profit amounted to approximately Rmb784,233,000, a 30.42% rise from the corresponding period last year. Earnings per share was approximately Rmb0.15, representing an increase of Rmb0.03 per share as compared to the corresponding period last year. The board of directors of the Company (the "Board of Directors") recommended not to declare any interim dividend for the Period.

Mr. Zhang Yi, Vice Chairman and President of Beijing Datang Power, said, "The Company performed better than expected in the first half of the year, and the Board of Directors was satisfied with this. This was mainly attributable to the sustained robust growth of the domestic economy, which stimulated power demand. The aggregate social power consumption for the first half of the year registered an increase of 15.43%. In particular, the Beijing-Tianjin-Tangshan ("BTT") area, which is the Company's major service region, recorded a continued surge in power demand. This favourable external environment brought the operational advantages of the Company into full play.

.../P.2

The Company has been able to capitalise on the opportunities arisen, by continuing its implementation of a pro-active expansion strategy, striving to enhance management of construction in progress ("CIP") and preparatory works, and carrying out stringent cost control measures so as to attain improvements in economic efficiency."

During the Period, the Company and its subsidiaries' operating installed capacity was 6,770MW and total power generation amounted to 18,241,529MWh, representing an increase of 29.87% as compared to the corresponding period last year. On-grid power generation during the Period amounted to 17,114,600MWh, representing a 30.97% increase as compared to the corresponding period last year. The equivalent availability factor for the Period was 92.15%. The satisfactory increase in power generation and on-grid power generation was mainly attributable to the increase of installed capacity, rising power demand in the BTT area (marked by a 15.5% increase in power sold during the Period) and the Company's effective management to ensure safe and stable operation of existing units.

The commencement of commercial operation of Unit 2 (600MW) of Tianjin Datang Panshan Power Generation Company Limited in July 2002, and that of Unit 1 (600MW) of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power") Phase I in June this year has greatly boosted the Company's installed capacity.

The Company's other CIP and preliminary works in which the Company owns controlling stakes has also been progressing smoothly. Unit 2 of Datang Tuoketuo Power Phase I (600MW) commenced power generation in July 2003. The two units of Shanxi Datang Pingwang Thermal Power Company Limited (2X220MW) are expected to commence power generation in the second half of the year. Projects expected to commence power generation in 2004 include Datang Tuoketuo Power Phase II (2X600MW), the first unit of Shanxi Datang Shentou Power Generation Limited (2X500MW), technological upgrade work of Hebei Datang Tangshan Thermal Power Company Limited Phases I and II (2X300MW), as well as Gansu Datang Liancheng Power Generation Company Limited (2X300MW). Meanwhile, the first unit of Yunnan Datang Nalan Hydropower Development Company Limited (3X50MW hydropower units) is expected to commence power generation in 2005.

Looking ahead, Mr. Zhang Yi said, "The PRC government has adopted effective economic policies, supported by pro-active fiscal and sound monetary policies and flexible economic leveraged realignments, which not only bolstered the existing economic growth but also laid a solid foundation for the future long-term development of the PRC. With the implementation of strategies like "Development of the West" and "West-to-East Power Transmission Plan", the PRC will continue to maintain its tremendous growth trend, presenting unprecedented opportunity for the Company's future expansion.

.../P.3

Mr. Zhang continued, "Although the Company's operating results will be affected by the impact of fuel price increase and profitability of newly operating units, the Company will, taking into account the prevailing market conditions, adhere to the business objectives formulated by the Board of Directors early this year, and continue to focus on both expansion within and beyond our service area; our dual emphasis on hydropower and coal-fired power; as well as the dual strategy of building and acquiring power plants. The Company will strive to further enhance its operating results, and to generate greater investment returns for shareholders."

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total operating installed capacity of 6,770MW. As at the end of 2002, the Company owns 4 operating power plants, and holds controlling interests in 2 operating power generation companies and 8 power generation companies which are under construction. These plants and companies include: Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant, Xia Hua Yuan Power Plant, Tianjin Datang Panshan Power Generation Company Limited, Hebei Huaze Hydropower Development Company Limited, Inner Mongolia Datang Tuoketuo Power Generation Company Limited, Shanxi Datang Shentou Power Generation Company Limited, Gansu Datang Liancheng Power Generation Company Limited, Shanxi Datang Pingwang Thermal Power Generation Company Limited, Hebei Datang Tangshan Thermal Power Generation Company Limited, Yunnan Datang Honghe Power Generation Company Limited, Yunnan Datang Lixianjiang Hydropower Development Company Limited and Yunnan Datang Nalan Hydropower Development Company Limited. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- *End* -

For enquiries, please contact:
Mr. Raymond Siu/Ms. Jessica Lee
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

Beijing Datang Power Generation Company Limited
2003 Interim Results
(For the six months ended 30 June 2003)
(prepared in conformity with International Accounting Standards)

Extract of the Consolidated Profit and Loss Account (Unaudited)

	For the six months ended 30 June	
	2003	2002
	Company and its Subsidiaries	Company and its Subsidiaries
	Rmb' 000	Rmb'000
Operating revenue	**4,501,679**	3,491,543
Profit before taxation	**1,170,242**	833,697
Taxation	**(390,427)**	(277,565)
Profit after taxation	**779,815**	556,132
Minority interests	**4,418**	45,186
Net profit	**784,233**	601,318
Earnings per share (Rmb)	**0.15**	0.12

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION COMPANY LIMITED
(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

ANNOUNCEMENT OF 2003 INTERIM RESULTS

I. INTERIM RESULTS

The board of directors (the "Board") of Beijing Datang Power Generation Company Limited (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2003 (the "Period") prepared in conformity with International Financial Report Standards. Such results have been reviewed and confirmed by the Audit Committee of the Company.

The Company's consolidated operating revenue for the Period amounted to approximately Rmb4,501,679,000, an increase of 28.93% as compared to the corresponding period last year. Consolidated net profit was approximately Rmb784,233,000, an increase of 30.42% as compared to the corresponding period last year. Earnings per share amounted to approximately Rmb0.15, an increase of approximately Rmb0.03 per share as compared to the corresponding period last year.

The Board is satisfied with the above results. Please refer to the unaudited condensed consolidated income statement set out below for details of the operating results.

CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(Amounts expressed in thousands of Rmb, except per share data)

		Six months ended 30th June	
	Note	**2003**	2002
Operating revenue	2	**4,501,679**	3,491,543
Operating costs	6	**(3,129,463)**	(2,473,133)
Operating profit		**1,372,216**	1,018,410
Share of profit of associates		**7,223**	3,718
Interest income		**24,503**	48,153
Finance costs	6	**(233,700)**	(236,584)
Profit before taxation		**1,170,242**	833,697
Taxation	3	**(390,427)**	(277,565)
Profit before minority interests		**779,815**	556,132
Minority interests		**4,418**	45,186
Net profit		**784,233**	601,318
Earnings per share – basic (Rmb)	4	**0.15**	0.12

1. Principal accounting policies

The condensed consolidated financial statements are prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The principal accounting policies adopted for the preparation of the condensed consolidated financial statements for the six months ended 30th June 2003 are consistent with those adopted for the preparation of the consolidated financial statements for the year ended 31st December 2002.

2. Operating revenue

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to North China Power Group Company ("NCPGC"). Operating revenue is billed and recognised upon transmission of electricity to the power grid controlled and owned by NCPGC.

3. **Taxation**

	Six months ended 30th June	
	2003	2002
	'000	*'000*
PRC enterprise income tax		
– Current tax	**428,552**	339,918
– Deferred tax	**(38,125)**	(62,353)
	390,427	277,565

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

4. **Earnings per share**

The calculation of basic earnings per share for the six months ended 30th June 2003 was based on net profit of approximately Rmb784,233,000 (2002 – Rmb601,318,000) and on the weighted average number of 5,162,849,000 shares outstanding during the period.

No diluted earnings per share have been presented, as there were no dilutive potential ordinary shares outstanding for the six months ended 30th June 2003 and 2002.

5. **Profit appropriations**

Dividends

On 3rd March 2003, the Board of Directors proposed a dividend of Rmb0.12 per share, totalling approximately Rmb619,542,000 for the year ended 31st December 2002. The proposed dividend distribution was approved by the shareholders in their general meeting dated 10th July 2003.

Reserves

Approximately Rmb16,180,000 has been transferred from the restricted reserve, which is specifically set up to reflect the reduction of the statutory public welfare fund under PRC GAAP, to retained earnings. This amount represented amortisation of deferred housing benefits for the six months ended 30th June 2003.

Pursuant to the Accounting System for Business Enterprises of the PRC, statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the six months ended 30th June 2003, approximately Rmb16,673,000 (2002 – Nil) of the statutory public welfare fund was transferred out to discretionary surplus reserve.

6. **Supplemental financial information**

	Six months ended 30th June	
	2003	2002
	'000	*'000*
Interest expenses	**254,991**	243,108
Less: amount capitalised in property, plant and equipment	**(85,416)**	(103,756)
	169,575	139,352
Exchange loss, net	**13**	–
Fair value loss on an interest rate swap	**64,112**	97,232
Finance costs	**233,700**	236,584
Cost of inventories		
– Fuel	**1,524,410**	1,094,233
– Spare parts and consumable supplies	**22,112**	22,723
Depreciation and amortisation	**716,794**	666,358
Dividend income	**(10,063)**	(7,107)

II. MANAGEMENT DISCUSSION AND ANALYSIS

The People's Republic of China (the "PRC") recorded a GDP growth rate of 8.2% during the Period. Driven by domestic economic growth, power demand increased substantially, and aggregate social power consumption increased by 15.43% as compared to the corresponding period last year. Power generation by the Company and its subsidiaries during the Period increased by 29.87% as compared to the corresponding period last year, while consolidated operating revenue increased by 28.93% as compared to the corresponding period last year. In summary, consolidated net profit of the Company and its subsidiaries increased by 30.42%, or approximately Rmb182,915,000, as compared to the corresponding period last year.

1. Operating Conditions

During the Period, the Company and its subsidiaries' operating installed capacity was 6,770MW and total power generation amounted to 18,241,529MWh, representing an increase of 29.87% as compared to the corresponding period last year. On-grid power generation during the Period amounted to 17,114,600MWh, representing an increase of 30.97% as compared to the corresponding period last year. The increase in power generation and on-grid power generation was mainly attributable to: (1) the increase of installed capacity, owing to the addition of Unit 2 (600MW) of Tianjin Datang Panshan Power Generation Company Limited

("Datang Panshan Power") which commenced commercial operation in July 2002, and Unit 1 (600MW) of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power") which commenced power generation in June 2003; (2) the rising power demand in the Beijing-Tianjin-Tangshan ("BTT") area, marked by a 15.5% increase in power sold during the Period; and (3) safe and stable operation of existing units at high operating levels, as reflected by an equivalent availability factor of 92.15% for the Period.

2. **Business Expansion**

The Company continued to implement a pro-active expansion strategy while enhancing management of construction in progress ("CIP") and preparatory works. The current status of CIP and preliminary works in which the Company owns controlling stakes is as follows:

- Unit 1 of Datang Tuoketuo Power Phase I (600MW) commenced power generation in June 2003.
- Unit 2 of Datang Tuoketuo Power Phase I (600MW) commenced power generation in July 2003.
- The two units of Shanxi Datang Pingwang Thermal Power Company Limited (2X220MW) are expected to commence power generation in the second half of 2003.
- Datang Tuoketuo Power Phase II (2X600MW) are expected to commence power generation in 2004.
- The first unit of Shanxi Datang Shentou Power Generation Limited (2X500MW) is expected to commence power generation in 2004.
- Technological upgrade work of Hebei Datang Tangshan Thermal Power Company Limited Phase I and II (2X300MW) is expected to commence power generation in 2004.
- The two units of Gansu Datang Liancheng Power Generation (2X300MW) is expected to commence power generation in 2004.
- The first unit of Yunnan Datang Nalan Hydropower Development Company Limited (3X50MW hydropower units) is expected to commence power generation in 2005.

Datang Tuoketuo Power Phase I is an integral part of the "West-to-East Power Transmission Plan". It transmits electricity directly to the BTT area power grid, and will play a pivotal role in securing a steady supply of power to Beijing.

3. **Financial Analysis**

(1) Operating Results

During the Period, the Company and its subsidiaries recorded consolidated operating revenue of approximately Rmb4,501,679,000, consolidated net profit of approximately Rmb784,233,000 and earnings per share of Rmb0.15.

During the Period, growth in both consolidated operating revenue and consolidated net profit was attributed to the following reasons: the on-grid power generation of the four power plants wholly-owned by the Company (with installed capacity of 4,950 MW) increased 13.19% as compared to the corresponding period last year, thereby sustaining a relatively high level of profit. The smooth running of Datang Panshan Power Units 1 and 2 and the two hydropower units of Hebei Huaze Hydropower Development Company Limited has led to continued growth in consolidated profit of the Company and its subsidiaries. Our consistent and stringent control over costs was effective to the extent that growth in consolidated operating revenue of the Company and its subsidiaries out-performed the increase in consolidated operating costs. Owing to the factors mentioned above, the consolidated net profit of the Company and its subsidiaries increased by approximately 30.42%, or approximately Rmb182,915,000, as compared to the corresponding period last year.

(2) Financial Conditions

As at 30th June 2003, total assets of the Company and its subsidiaries amounted to approximately Rmb28,680,743,000, representing an increase of approximately Rmb1,861,055,000 as compared to that as at 31st December 2002. Total liabilities amounted to approximately Rmb13,123,757,000, representing an increase of Rmb1,590,582,000 as compared to that as at 31st December 2002. Minority interests amounted to Rmb1,013,016,000, representing an increase of Rmb105,782,000 as compared to that as at 31st December 2002. Shareholders' equity amounted to approximately Rmb14,543,970,000, representing an increase of Rmb164,691,000 as compared to that as at 31st December 2002. The growth in the Company's total assets

mainly reflected the implementation of the Company's development strategy and the increase in investments in CIP by the Company.

(3) *Liquidity*

As at 30th June 2003, the Company's asset-to-liability ratio (i.e. the ratio between total assets and total liabilities, excluding minority interests) was 45.76%. The net debt-to-equity ratio (i.e. (total debt – cash and cash equivalents – short-term bank deposits (over 3 months) – investments held for trading)/shareholders' equity) was 40.62%.

(4) *Cash*

As at 30th June 2003, the Company and its subsidiaries had total cash and cash equivalents and short-term bank deposits (over 3 months) amounting to approximately Rmb4,228,207,000, among which the equivalent of approximately Rmb786,833,000 of deposits was held in foreign currencies. The Company had no trust deposits or overdue fixed deposit during the Period.

(5) *Borrowings*

As at 30th June 2003, the Company and its subsidiaries had short-term loans of approximately Rmb1,780,450,000 at annual interest rates of 4.54% to 4.79%. Long-term loans (excluding those payable within 1 year) amounted to approximately Rmb7,848,948,000 and long-term loans payable within 1 year amounted to approximately Rmb607,124,000 at annual interest rates of 2.53% to 5.76%, including US Dollar loans equivalent to approximately Rmb2,407,512,000.

As at 30th June 2003, NCPGC and certain minority shareholders of the Company's subsidiaries provided guarantees to the loan of the Company and its subsidiaries amounting to approximately Rmb4,972 million. The Company did not provide any form of guarantee for any company other than its subsidiaries.

4. Future Prospects

The PRC government has laid down an objective to build a moderately affluent society. The adoption of effective economic policies supported by pro-active fiscal and sound monetary policies, and flexible economic leveraged realignments not only bolstered the existing economic growth, but also laid a solid foundation for the future long-term development of the PRC. PRC will continue to maintain its

tremendous growth trend with the implementation of strategies like "Development of the West" and "West-to-East Power Transmission Plan". Although the business expansion of the Company will be greatly benefited by the sustained growth of the domestic economy, its operating results will be affected by the impact of surging fuel prices and profitability of newly operating units. Taking into account the prevailing market conditions, the Company will adhere to the business objectives formulated by the Board early this year. The Company will continue to focus on both expansion within and beyond our service area; our dual emphasis on hydropower and coal-fired power; and dual strategy of building and acquiring power plants. The Company will strive to pursue greater cost efficiency through growth, and growth through greater cost efficiency. It is also our objective to bolster competitiveness through new management methods, system reforms and technological innovation.

III. SHARE CAPITAL AND DIVIDENDS

1 Share Capital

No new shares were issued by the Company during the Period. As at 30th June 2003, the total share capital of the Company amounted to Rmb5,162,849,000, divided into 5,162,849,000 shares with a nominal value of Rmb1.00 each.

2 Substantial Shareholders

During the Period, the following persons (other than a director, chief executive or supervisor of the Company) have interests or short positions in the shares or underlying shares as recorded in the register required to be kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571) ("SFO"):

Name of shareholder	Class of shares	Number of shares	Percentage of shares capital held (%)
China Datang Corporation/ North China Power Group Company	Domestic Shares *	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares *	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares *	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares *	559,827,000	10.84

* *Shareholder's own interest in the long position*

3 Dividends

Pursuant to a resolution at the Board meeting on 3rd March 2003 and as approved at the annual general meeting held on 10th July 2003, the Company declared a dividend of Rmb0.12 for year 2002 payable to the shareholders of the Company whose names appear on the Company's register of members as at 1st June 2003. Dividends to domestic shares shareholders were declared and paid in Rmb. Dividends to overseas shares (the "H Shares") shareholders were declared in Rmb and paid in Hong Kong Dollars.

The Board does not recommend the payment of any interim dividend for 2003.

4 Shareholdings of Directors and Supervisors

At any time during the Period, none of the directors, supervisors, chief executives of the Company or their associates held or were deemed to hold interests or short positions in the shares, underlying shares or debenture of the Company or any of

its associated corporations (as defined in the SFO), nor were they granted the right to subscribe for or purchase any interests in shares or debentures of the Company or any of its associated corporations.

IV. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Period, the Company had not purchased, sold or redeemed any of the its listed securities.

V. SIGNIFICANT MATTERS

1. At the 2002 annual general meeting held on 10th July 2003, the Board was granted the authority to issue new shares in the Company not exceeding 20% of its share capital.

2. At the 2003 extraordinary general meeting, H class meeting and domestic class meeting held on 10th July 2003, it was resolved that the validity period of the special resolutions passed at the extraordinary general meeting, H class meeting and domestic class meeting held on 10th May 2002 authorising the Board to issue up to US$300,000,000 overseas convertible bonds be extended until 29th June 2004.

VI. CODE OF BEST PRACTICE

During the Period, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

VII. THE AUDIT COMMITTEE

The Audit Committee, together with the management, has reviewed the accounting principles, accounting standards and practices adopted by the Company, and has discussed the issues on internal controls. It has also reviewed the unaudited condensed consolidated financial statements for the six months ended 30th June 2003.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, PRC, 22nd August 2003

The interim report of the Company for the six months ended 30th June 2003, containing all the information required by paragraph 46(1) to 46(6) inclusive of Appendix 16 to the Listing Rules, will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) within 21 days after publication of this announcement.

Please refer to the South China Morning Post for the published version of the Company's interim results announcement.

01 JAN 22 AM 7:21

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

Proposed Issue of Convertible Bonds due 2008

Summary

Further to the announcements dated 25 March 2002 and 9 May 2003, the Directors are pleased to announce that the Company and UBS Investment Bank, together with the other Managers, have entered into the Subscription Agreement in connection with the issue of the Bonds by the Company with an aggregate principal amount of US$153.8 million. The Bonds will be in the form of US dollar denominated convertible bonds and which are convertible into new H Shares with a nominal value of RMB1.00 each in the registered capital of the Company. The Company has applied for the listing of the Bonds on the Luxembourg Stock Exchange and will subsequently apply for the listing of the Bonds on the Official List of the UK Listing Authority and for such Bonds to be admitted to trading on the London Stock Exchange's market for listed securities.

The Bonds will be offered only to professional and institutional investors, who are not connected to the directors, chief executive or substantial shareholders of the Company or its subsidiaries or associates of any of them, outside the United States in reliance on Regulation S under the Securities Act. None of the Bonds are being offered to the public in Hong Kong or will be placed to any connected persons (as defined in the Listing Rules) of the Company. No Bonds will be offered within the PRC (excluding Hong Kong).

The Company will apply to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Conversion Shares. Application will also be made to list the Conversion Shares on the Official List of the UK Listing Authority and for such Conversion Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

The net proceeds of the issue of the Bonds are estimated to be approximately US$149 million, of which the Company intends to use approximately US$100 million to finance its foreign exchange requirements for purchasing essential imported equipment necessary for use in its power plants, and the balance will be used to refinance part of its current foreign exchange borrowings.

Due to the price sensitive nature of the transactions contemplated in this announcement, shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

Introduction

Further to the announcements dated 25 March 2002 and 9 May 2003, the Directors are pleased to announce that the Company and UBS Investment Bank, together with the Managers, have entered into the Subscription Agreement in connection with the issue of the Bonds by the Company with an aggregate principal amount of US$153.8 million.

Subscription Agreement

Date:	3 September 2003
Parties:	Company UBS Investment Bank The other Managers

UBS Investment Bank is the sole bookrunner and lead manager in respect of the subscription and issue of the Bonds.

Subject to the fulfillment of the conditions and other provisions specified in the Subscription Agreement, UBS Investment Bank and the other Managers have severally agreed, amongst other things, to subscribe and pay for the Bonds in accordance with the Subscription Agreement.

The Bonds will be offered only to professional and institutional investors, who are not connected to the directors, chief executive or substantial shareholders of the Company or its subsidiaries or associates of any of them, outside the United States in reliance of Regulation S under the Securities Act. None of the Bonds are being offered to the public in Hong Kong or will be placed to any connected persons (as defined in the Listing Rules) of the Company. No Bonds will be offered within the PRC (excluding Hong Kong).

Conditions of the Subscription Agreement

The Subscription Agreement is conditional on the fulfillment of various conditions, including:

(a) the Luxembourg Stock Exchange having agreed to list the Bonds;

(b) the Hong Kong Stock Exchange having granted the approval for the listing of, and permission to deal in, the Conversion Shares; and

(c) the trust deed constituting the Bonds and other documentation ancillary to the issue of the Bonds having been duly executed;

or in the case of (a) and (b), the Managers being satisfied that each such listing will be granted.

The Subscription Agreement may be terminated in certain circumstances occurring prior to completion. In particular, UBS Investment Bank may (on behalf of the Managers (after prior consultation with the Company, where practicable)) by notice to the Company, terminate the Subscription Agreement at any time before the time on the Closing Date when payment for the Bonds would otherwise be due under the Subscription Agreement in any of the following circumstances:-

(i) if there shall have come to the notice of the Managers any breach of, or any event rendering untrue or incorrect in any material respect, any of the warranties and representations contained in the Subscription Agreement or any failure to perform any of the covenants or agreements of the Company in the Subscription Agreement;

(ii) if, in the opinion of UBS Investment Bank, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, London Stock Exchange, Luxembourg Stock Exchange and/or the Hong Kong Stock Exchange; (ii) a suspension or a material limitation in trading in the Company's securities on the London Stock Exchange, Luxembourg Stock Exchange and/or the Hong Kong Stock Exchange; (iii) a general moratorium on commercial banking activities in New York, London, the PRC and/or Hong Kong declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom, Luxembourg, the PRC or Hong Kong or (iv) a change or development involving a prospective change in taxation affecting the Company, the Bonds and the Conversion Shares or the transfer thereof;

(iii) if, in the opinion of UBS Investment Bank, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in its view be likely to prejudice materially the success of the offering and distribution of the Bonds or dealings in the Bonds in the secondary market; or

(iv) if any of the conditions specified in the Subscription Agreement has not been satisfied or waived by UBS Investment Bank on behalf of the Managers.

Subject to the foregoing, the Subscription Agreement is expected to be completed, and the Bonds to be issued, on or before the Closing Date.

Certain undertakings relating to the Subscription Agreement

The Company has given certain undertakings in favour of the Managers under the Subscription Agreement, including, amongst others, that neither the Company nor any person acting on its behalf will issue, offer, sell, contract to sell or otherwise dispose of any interest in any H Shares or securities of the same class as the Bonds and the Shares or any securities (other than preferred stock) convertible into, exchangeable for or which carry rights to subscribe or purchase the Bonds, the H Shares or securities of the same class as the Bonds, the H Shares or other instruments representing interests in the Bonds, the H Shares or other securities of the same class as them, or announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of the Lead Manager on behalf of the Managers between the Pricing Date and the date which is 180 days after the Closing Date (both dates inclusive).

Principal Terms of the Bonds

The principal terms of the Bonds, which will be constituted by the Trust Deed, are summarised as follows:

Issue:	Up to US$153.8 million in principal amount of Bonds.
Issue price:	100 per cent. of the principal amount of the Bonds.
Interest:	The Bonds will bear interest from (and including) the Closing Date at the rate of 0.75 per cent. per annum of the principal amount of the Bonds, payable semi-annually in arrears in equal instalments on 9 March and 9 September in each year, commencing 9 March 2004.
Conversion Rights:	Subject to as otherwise provided in the Terms and Conditions, Bondholders have the right at any time from 20 October 2003 up to the close of business on the date falling 7 days prior to the Final Maturity Date to convert the Bonds into H Shares (both days inclusive).
Conversion Price:	The initial conversion price at which an H Share will be issued on conversion is, HK$5.558 per H Share, representing a premium of 30 per cent. of the closing price of the H Shares on 3 September 2003. The conversion price will be subject to adjustment as provided in the Terms and Conditions.
Maturity:	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Bonds will be redeemed at their principal amount on the Final Maturity Date.
Redemption at the Option of the Company:	On or after 23 September 2006 and prior to 25 August 2008, the Company may redeem the Bonds in whole but not in part only at their principal amount, together with interest accrued to the Redemption Date if (a) the closing price of the H Shares for each of 20 consecutive trading days, the last of which occurs not more than 5 days prior to the date the notice of redemption is published is at least 130 per cent. of the Conversion Price then in effect and the closing price of the H Shares translated into US dollars at the average prevailing rate for each of 20 consecutive trading days, the last of which occurs not more than 5 days prior to the date the notice of redemption is published is at least 130 per cent. of the Conversion Price in effect translated into US dollars at a fixed rate of HK$7.799 = US$1.00; or (b) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.
Redemption at the Option of the Bondholders:	Bondholders may require the Company to redeem their Bonds: (a) on 9 September 2006 at their principal amount; and (b) at any time following a Relevant Event at their principal amount, together with accrued interest to the Relevant Event Put Date.
Tax redemption and Bondholders' Tax Option:	In the event the Company becomes obliged to pay any New Additional Amounts and such New Additional Amounts cannot be avoided by the use of reasonable measures, the Company may give notice to redeem the Bonds at their principal amount together with interest accrued to the date fixed for redemption. Upon receipt of such notice, a Bondholder may elect not to have its Bonds redeemed by the Company, in which case such holder will not be entitled to receive payment of any New Additional Amounts.
Form:	The Bonds will be issued in registered form in the denomination of US$1,000. The Bonds will be represented by beneficial interest in a Global Certificate which will be registered in the name of a nominee of, and shall be deposited on or about the Closing Date with a common depositary for Clearstream and Euroclear.
Status:	The Bonds will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and will rank pari passu and without any preference or priority among themselves, and with all other outstanding direct, unconditional unsecured and unsubordinated obligations of the Company, present and future, but in the event of insolvency of the Company, only to the extent permitted by mandatory provisions of applicable law.
Listing and trading of the Bonds:	Application has been made to list the Bonds on the Luxembourg Stock Exchange. Within three months of such listing, the Company will make an application to list the Bonds on the Official List of the UK Listing Authority for such Bonds to be admitted to trading on the London Stock Exchange's market for listed securities pursuant to the mutual recognition procedures of the UK Listing Authority's Listing Rules. No other application will be made for the listing of, and permission to deal in, the Bonds on any other stock exchange.
Listing and trading of the H Shares:	The H Shares are listed and traded on the Hong Kong Stock Exchange and are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange's market for listed securities. Application will be made to list the Conversion Shares on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority and for such Conversion Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

Conversion Shares

For illustrative purposes and assuming a conversion price of HK$5.558 per H Share (based on, for the purpose of this illustration, a premium of 30 per cent. to a closing price of the H Shares on 3 September 2003), the aggregate principal amount of the Bonds of US$153.8 million are convertible into approximately 215.9 million new H Shares representing approximately 4.2 per cent. of the existing issued share capital of the Company and approximately 4.0 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

Following the same assumptions, the following table sets out the shareholding structure of the Company as at 31 August 2003 and after full conversion of the Bonds.

Shareholders	Class of Shares	% of shareholding of the existing issued share capital of the Company	% of shareholding of the enlarged issued share capital of the Company upon full Conversion of the Bonds*
China Datang Corporation	Domestic Shares	35.43%	34%
Beijing International Power Development and Investment Company	Domestic Shares	13.01%	12.49%
Hebei Construction Investment Company	Domestic Shares	13.01%	12.49%
Tianjin Jinneng Investment Company	Domestic Shares	10.84%	10.41%
Holders of H Shares	H Shares	27.71%	30.61%

* Assuming that there are no other changes to their existing shareholding other than as a result of the full conversion of the Bonds.

The Conversion Shares will be issued pursuant to the special resolutions of the holders of the Shares of the Company, the holders of the Domestic Shares of the Company and the holders of the H Shares of the Company, in each case passed on 10 May 2002 and 10 July 2003.

Use of Proceeds

The net proceeds of the proposed issue of the Bonds are estimated to be approximately US$149 million, of which the Company intends to use approximately US$100 million to finance part of its foreign exchange requirements for purchasing essential imported equipment necessary for use in its power plants and the balance will be used to refinance part of its current foreign exchange borrowings.

Due to the price sensitive nature of the transactions contemplated in this announcement. Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

Definitions

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

"Additional Amounts"	any taxes, duties, assessments or governmental charges other than those required by law payable by the Company by way of principal and interest (as relevant) as will result in the receipt by the Bondholders of the amounts which would have been receivable in the absence of any such withholding or deduction
"Beijing Datang Group"	the Company and its consolidated subsidiaries
"BIPDIC"	北京国际电力开发投资公司 (Beijing International Power Development Investment Company)
"Bondholders"	the holders of the Bonds
"Bonds"	up to US$153.8 million in principal amount of bonds proposed to be issued by the Company which are convertible into new H Shares
"CDT"	中国大唐集团公司 (China Datang Corporation)
"Clearstream"	Clearstream Banking, société anonyme or any successor securities clearing agency
"Closing Date"	9 September 2003 or such other date as may be agreed by the Company and UBS Investment Bank
"Company"	北京大唐发电股份有限公司 (Beijing Datang Power Generation Company Limited), incorporated as a Sino-foreign joint stock limited company in the PRC with limited liability
"Conversion Shares"	the H Shares to be issued upon conversion of the Bonds
"Directors"	the directors of the Company
"Domestic Shares"	Renminbi denominated ordinary shares with nominal value of RMB1.00 each in the registered capital of the Company which are currently held by CDT, BIPDIC, HCIC and TJIC in the proportion of 35.43 per cent., 13.01 per cent., 13.01 per cent. and 10.84 per cent. respectively
"Euroclear"	Euroclear Bank S.A./N.V. as operator of the Euroclear System or any successor securities clearing agency
"Final Maturity Date"	the date falling on the fifth anniversary of the Closing Date
"Global Certificate"	a permanent global certificate in registered form
"H Shares"	Renminbi denominated overseas listed foreign shares issued by the Company with a nominal value of RMB1.00 each in the registered capital of the Company, which are subscribed for and traded in Hong Kong dollars and for which listing and dealing are permitted on the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities
"HCIC"	河北省建设投资公司 (Hebei Construction Investment Company)
"HK$" or "Hong Kong dollars"	the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"London Stock Exchange"	London Stock Exchange plc
"Luxembourg Stock Exchange"	the Luxembourg Stock Exchange
"Majority Shareholder"	such person(s) for the time being holding or controlling, directly or indirectly, in aggregate at least 30 per cent. of the voting rights of the Company
"Managers"	UBS Investment Bank and the other managers named in the Subscription Agreement, who are not connected to the directors, chief executive or substantial shareholders of the Company or its subsidiaries or associates of any of them
"New Additional Amounts"	Additional Amounts which the Company has or will become obliged to pay exceeding the Additional Amounts payable by the Company as a result of a withholding for or a deduction of any taxes, duties, assessments or governmental charges for payments in respect of the Bonds pursuant to the laws and regulations of the PRC or Hong Kong as of the Pricing Date as a result of any change in, or amendment to, the laws or regulations of the PRC or Hong Kong, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Pricing Date
"PRC"	the People's Republic of China
"Pricing Date"	3 September 2003
"Redemption Date"	the date specified in the Redemption Notice
"Redemption Notice"	the notice given by the Company to the Trustee and the Bondholders which shall not be given on a date less than 30 days nor more than 60 days of the date on which the Company intends to redeem the Bonds
"Relevant Event"	either: (a) a Majority Shareholder of the Company transfers, sells, assigns, conveys or otherwise disposes of ("Transfer") all or part of its voting rights in the Company to another person(s) and the credit rating of the Company is downgraded by S&P as a result of such Transfer; or (b) the Company consolidates or amalgamates with, or merges with or into another entity and the credit rating of the resulting surviving or transferee entity is downgraded by S&P as a result of such consolidation, amalgamation or merger; or (c) the Company or any of its Relevant Subsidiaries transfers or disposes of all or a substantial part of its assets to another entity which is not a member of the Beijing Datang Group other than as a result of a consolidation, amalgamation or merger set out in paragraph (b) above
"Relevant Event Put Date"	the fourteenth day after the expiry of a period of 30 days following the occurrence of a Relevant Event, or, if later, a period of 30 days following the date upon which notice is given to Bondholders by the Company of the occurrence of a Relevant Event
"Relevant Subsidiaries"	any subsidiary of the Company, which as at the date of the Relevant Event, either (a) is contributing at least 10 per cent. of the gross revenue of the Company; or (b) has assets whose value is at least 10 per cent. of the value of the total assets of the Company
"RMB" or "Renminbi"	Renminbi Yuan, the lawful currency of the PRC
"S&P"	Standard & Poor's Rating Services, a division of the McGraw-Hill Group of Companies, Inc.
"Securities Act"	the United States Securities Act of 1933 (as amended)
"Shares"	the H Shares and the Domestic Shares
"Subscription Agreement"	a conditional subscription agreement entered into between the Company and the Managers in relation to the subscription of the Bonds with an aggregate principal amount of US$153.8 million
"Terms and Conditions"	the terms and conditions of the Bonds to be scheduled to the Trust Deed
"TJIC"	天津市津能投资公司 (Tianjin Jinneng Investment Company)
"Trust Deed"	the trust deed to be entered into between the Company and the Trustee
"Trustee"	J.P. Morgan Corporate Trustee Services Limited
"UBS Investment Bank"	UBS AG
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000
"United States" or "US"	United States of America
"US$" or "US dollars"	United States dollars, the lawful currency of the United States
"voting rights"	all the voting rights currently exercisable at a general meeting of the Company whether or not attributable to the registered capital of the Company

By order of the Board
Yang Hongming
Executive Director and Company Secretary

3 September 2003, Beijing

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. Beijing Datang Power Generation Company Limited does not intend to register any part of the proposed offering in the United States. The securities described herein will be sold in accordance with all applicable laws and regulations.

This communication is directed only at (i) persons outside the United Kingdom; or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Bonds are only available to such persons and persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not rely on or act upon this communication.

*In connection with this issue, UBS AG ("**UBS Investment Bank**"), or any person acting for UBS Investment Bank, may (to the extent permitted by applicable laws) effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on UBS Investment Bank or any agent of UBS Investment Bank to do so. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.*

北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION CO. LTD

(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

Completion of the issue of Convertible Bonds due 2008

Summary

Reference is made to the Company's announcement dated 3 September 2003 (the "Announcement") and the Directors of the Company are pleased to announce that the completion of the issue of the Bonds took place on 9 September 2003.

The Directors of Beijing Datang Power Generation Company Limited are pleased to announce that the completion of the issue of the Bonds as announced by the Company on 3 September 2003 took place on 9 September 2003. Terms used in this announcement shall have the same meanings ascribed to them in the Announcement unless otherwise defined herein.

Bonds in the aggregate principal amount of US$153.8 million have been issued to professional and institutional investors, who are not connected to the directors, chief executive or substantial shareholders of the Company or its subsidiaries or associates of any of them. The Bonds are listed on the Luxembourg Stock Exchange. Application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Conversion Shares on the Hong Kong Stock Exchange. Application will be made to list the Conversion Shares on the Official List of the UK Listing Authority and for such Conversion Shares to be admitted to trading on the London Stock Exchange's market for listed securities. A summary of the principal terms of the Bonds is set out in the Announcement.

By order of the Board
Yang Hongming
Executive Director and Company Secretary

10 September 2003, Beijing

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Beijing Datang Generates 30.96% More Electricity
for the First Three Quarters of 2003

Hong Kong, October 14, 2003...Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that based on the Company's preliminary statistics as of September 30, 2003, total power generation of the Company's power plants (both wholly-owned and with controlling stakes) for the first three quarters of 2003 amounted to 29.54 billion kWh, an increase of 30.96% when compared to the same period last year. The Company's total on-grid power generation was 27.70 billion kWh, an increase of 31.91% when compared to the same period last year. If excluding the impact of newly increased power generation capacity, the power generation and on-grid power generation of the Company's power plants (both wholly-owned and with controlling stakes) increased 14.56% and 15.50%, respectively, when compared to the same period last year.

The substantial increase in the Company's total power generation for the first three quarters of 2003 was mainly attributable to the following reasons:

1. The demand for electricity of the industrial and residential sectors within the Company's service area, the Beijing-Tianjin-Tangshan region, increased by 14.56% in the first three quarters when compared to the same period last year despite the impact of SARS ("Severe Acute Respiratory Syndrome"). This has enhanced the utilisation rates of the Company's power units.

2. Compared to the same period in 2002, the Company has added Unit 2 (600 MW) of Panshan Phase II and Units 1 and 2 (1,200 MW) of Tuoketuo Phase I to its operation, thereby significantly enhancing the Company's overall power generation capacity.

3. The rationalised scheduling of the Company's maintenance programmes has enhanced production safety management, thereby maintaining relatively high levels of equivalent availability factor for its power units.

.../2

Power generation statistics of the Company's power plants for the first three quarters of 2003 are as follows:

Power Plant	**Power Generation (billion kWh)**	**Power Plant**	**Power Generation (billion kWh)**
Gao Jing	2.676	Zhang Jia Kou	10.356
Dou He	7.299	Panshan	5.478
Xia Hua Yuan	1.952	Huaze Hydropower	0.0176
Tuoketuo	1.763		

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total operating installed capacity of 7,370MW. Currently, the Company owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant; and holds controlling interests in 3 operating power plants, including Tianjin Datang Panshan Power, Hebei Huaze Hydropower and Inner Mongolia Datang Tuoketuo Power (Phase I); as well as 8 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Shanxi Datang Pingwang Thermal Power, Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Miss Christy Lai / Miss Jessica Lee / Miss Veronica Ho
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

04 JAN 22 AM 7:21

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Beijing Datang Yungang Thermal Power Plant Units 1 & 2 Commence Commercial Operation

Hong Kong, December 30, 2003...Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that Yungang Thermal Power Plant (formerly "Pingwang Thermal Power Plant") Units 1 & 2, of which the Company holds a controlling stake, have commenced commercial operation on 11 November 2003 and 13 December 2003, respectively, and have been connected to the Shanxi power grid.

Yungang Thermal Power Plant comprises two coal-fired power generation units, each with an operating capacity of 220MW.

Located in Shanxi Province's coalfield, Yungang Thermal Power Plant enjoys a constant supply of low-priced coal.

Yungang Thermal Power Plant has commenced operation on schedule, easing the tight power supply situation of Shanxi Province, and also enhancing the utilisation rates of power units.

Mr. Zhang Yi, Vice Chairman and President of Beijing Datang Power, said, "With the commencement of operation of Yungang Thermal Power Plant Units 1 & 2, the Company's efforts in enhancing cost-efficiency and complying with the government's environmental protection policy were recognized. The Company's power generation capacity has been further increased, thereby enhancing the Company's overall competitiveness."

.../2

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total operating installed capacity of 7,810MW. Currently, the Company owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant; and holds controlling interests in 4 operating power plants, including Tianjin Datang Panshan Power, Hebei Huaze Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I) and Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power"); as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Miss Christy Lai / Miss Jessica Lee
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Beijing Datang Generates 28.44% More Electricity for Year 2003

Hong Kong, January 7, 2003…Beijing Datang Power Generation Company Limited ("Beijing Datang Power") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that based on the Company's preliminary statistics, as of 31 December 2003, the Company's total power generation of its power plants (wholly owned or with controlling stakes) for 2003 was 41.196 billion kWh, an increase of 28.44% when compared to the same period last year. The Company's total on-grid power generation was 38.651 billion kWh, an increase of 29.11% when compared to the same period last year. If excluding the impact of the newly increased power generation capacity, the power generation and on-grid power generation of the Company's power plants (wholly owned or and with controlling stakes) increased 10.52% and 10.97%, respectively, when compared to the same period last year.

The substantial increase in the Company's total power generation for year 2003 was mainly attributable to the following reasons:

1. The demand for electricity of the industrial and residential sectors within the Company's main service area, the Beijing-Tianjin-Tangshan region, increased by 14.10% when compared to the same period last year. This has enhanced the utilisation rates of the Company's power units.

2. Compared to the same period in 2002, the Company has added the half-year power generation of Unit 2 (600 MW) of Tianjin Datang Panshan Power Plant Phase II. Moreover, Units 1 and 2 (1,200 MW) of Inner Mongolia Datang Tuoketuo Power Plant Phase I and Units 1 and 2 of Shanxi Datang Yungang Thermal Power Plant have commenced operation within the year, thereby significantly enhancing the Company's overall power generation capacity.

3. The rationalised scheduling of the Company's maintenance programmes has enhanced production safety management, thereby maintaining relatively high levels of equivalent availability factor for its power units.

Power generation statistics of the Company's power plants for 2003 are as follows:

Power Plant	Power Generation (billion kWh)	Power Plant	Power Generation (billion kWh)
Gao Jin	3.626	Zhang Jia Kou	13.905
Dou He	10.021	Panshan	7.204
Xia Hua Yuan	2.552	Yungang Thermal Power	0.269
Tuoketuo (Phase I)	3.593	Huaze Hydropower	0.0255

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total operating installed capacity of 7,810MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 4 operating power plants, including Tianjin Datang Panshan Power, Hebei Huaze Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I) and Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power"); as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Miss Christy Lai/Ms. Veronica Ho
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

北京大唐发电股份有限公司

Beijing Datang Power Generation Company Limited

(incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

US$153,800,000 0.75 per cent. Convertible Bonds due 2008

Convertible into H Shares with a nominal value of RMB 1.00 each in the registered capital of Beijing Datang Power Generation Company Limited

Issue price 100 per cent.

Sole Global Co-ordinator and Bookrunner

UBS Investment Bank

Co-Lead Managers

BOCI Asia Limited **Lehman Brothers** **Société Générale, Hong Kong Branch**

The US$153,800,000 Convertible Bonds due 2008 (the "Bonds") will be issued by Beijing Datang Power Generation Company Limited (the "Company").

Unless previously redeemed, each Bond will be convertible, at the option of the holder, on or after 20 October 2003 and, unless redemption arises earlier, up to the close of business (at the place where the relevant certificate for the Bonds is delivered for conversion) on 2 September 2008, for Shares of the Company at an initial Conversion Price (as defined in the terms and conditions of the Bonds (the "Conditions")) of HK$5.558 per Share, subject to an adjustment in the manner provided herein and with a fixed rate of exchange applicable on conversion of the Bonds of HK$7.799 = US$1.00. See "Terms and conditions of the Bonds — Conversion".

Interest on the Bonds is payable at the rate of 0.75 per cent. per annum, payable semi-annually in equal instalments in arrear on 9 March and 9 September in each year, commencing on 9 March 2004.

Payments of principal and interest on the Bonds will be made without withholding for or deduction of any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or in the PRC or Hong Kong (each a "Relevant Tax Jurisdiction"), unless such withholding or deduction is required by law as described under "Terms and conditions of the Bonds — Taxation". In that event, subject to certain exceptions, the Company will pay such Additional Amounts (as defined in the Conditions) as will result in the receipt by holders of such amounts as would have been received by them had no such withholding or deduction been required, provided that if the Company becomes obliged to pay any New Additional Amounts (as defined in the Conditions) and such New Additional Amounts cannot be avoided by the use of reasonable measures, the Company may give notice to redeem the Bonds at their principal amount together with interest accrued to the date fixed for redemption. Upon receipt of such notice, a holder may elect not to have its Bonds redeemed by the Company, in which case such holder will not be entitled to receive payment of any New Additional Amounts. For the avoidance of doubt, any Additional Amounts which had been payable in respect of the Bonds, as a result of the laws or regulations of the Relevant Tax Jurisdiction prior to 3 September 2003, will continue to be payable to such holders. See "Terms and conditions of the Bonds — Redemption and purchase — Redemption for taxation reasons".

The Bonds mature on 9 September 2008 at their principal amount but, subject to certain conditions, may be redeemed before then at the option of the Company in whole but not in part only, at any time on or after 23 September 2006 and prior to 25 August 2008 upon the giving of not less than 30 nor more than 60 days notice by the Company at their principal amount together with interest accrued to the Redemption Date (as defined in the Conditions) if (a) the closing price of the Shares for each of 20 consecutive Trading Days (as defined in the Conditions), the last of which occurs not more than five days prior to the date the notice of redemption is published is at least 130 per cent. of the Conversion Price then in effect and the closing price of the Shares translated into US dollars at the average prevailing rate (as defined in the Conditions), for each of 20 consecutive Trading Days, the last of which occurs not more than five days prior to the date upon which the notice of such redemption is published, was at least 130 per cent. of the Conversion Price then in effect on such Trading Day translated into US dollars at the rate of HK$7.799=US$1.00; or (b) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled. See "Terms and conditions of the Bonds — Redemption and purchase — Redemption at the option of the Company".

The Bondholders are entitled to require the Company to redeem their Bonds: (a) on 9 September 2006 at their principal amount; and (b) at any time following a Relevant Event (as defined in the Conditions) at their principal amount together with interest accrued to the Relevant Event Put Date (as defined in the Conditions).

Application has been made to list the Bonds on the Luxembourg Stock Exchange. Within three months of such listing, the Company will make an application to list the Bonds on the Official List of the UK Listing Authority and to trade the Bonds on the London Stock Exchange's market for listed securities pursuant to the mutual recognition procedures of the UK Listing Authority's Listing Rules.

The Shares are listed and traded on the Hong Kong Stock Exchange and are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange's market for listed securities. Application will be made to list the Shares to be issued on conversion of the Bonds on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority and for such Shares to be admitted to trading on the London Stock Exchange's market for listed securities. On 3 September 2003, the closing price of the Shares on the Hong Kong Stock Exchange was HK$4.275 per Share.

The Bonds have been rated "BBB" by Standard and Poor's Ratings Services, a division of the McGraw-Hill Companies. **A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.**

See "Risk factors" for a discussion of certain factors to be considered in connection with an investment in the Bonds.

The Bonds and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States. The Bonds are being offered and sold outside the United States in reliance on Regulation S under the Securities Act ("Regulation S"). For a description of these and certain further restrictions on offers and sales of the Bonds and the Shares to be issued upon conversion of the Bonds, and distribution of this Offering Circular, see "Subscription and sale".

The Company, having made all reasonable enquiries, confirms that this Offering Circular contains all information with respect to the Company and to the Company, its subsidiaries and associates taken as a whole (the "Group"), the Bonds and the Shares, which is material in the context of the issue and offering of the Bonds (including all information required by applicable laws of the PRC), that the information contained herein (save as set out below) is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and have been reached after considering all relevant circumstances and are based on reasonable assumptions, that there are no other facts, the omission of which would, in the context of the issue and offering of the Bonds, make this Offering Circular as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect and that all reasonable enquiries have been made by the Company to verify the accuracy of such information and that this Offering Circular does not contain an untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary in order to make the statements herein, in the light of the circumstances under which they are made, not misleading. The Company accepts responsibility accordingly. Information provided herein with respect to the PRC, its political status and economy, has been derived from government and other public sources and the Company accepts responsibility only for accurately extracting information from such sources. References in this Offering Circular to "we", "us" and "our" refer to the Company and the Group.

The distribution of this Offering Circular and the offering and sale of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Company and the Managers (as defined in "Subscription and sale") to inform themselves about and to observe any such restrictions. For description of certain further restrictions on offers and sales of the Bonds and distribution of this Offering Circular, see "Subscription and sale". This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Company or the Managers to subscribe for or purchase any of the Bonds in any jurisdiction in which such offer or invitation would be unlawful.

No person is authorised in connection with the issue, offering or sale of the Bonds to give any information or to make any representation not contained in this Offering Circular and any information or representation not contained herein must not be relied upon as having been authorised by the Company or the Managers. Neither the delivery of this Offering Circular nor any sale or allotment made in connection with the issue of the Bonds shall, under any circumstances, constitute a representation or create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The Bonds will be represented by beneficial interests in a permanent global certificate (the "Global Certificate") in registered form, which will be registered in the name of a nominee of, and shall be deposited on or about 9 September 2003 (the "Closing Date") with a common depositary for, Euroclear Bank S.A./N.V, as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg").

In connection with this issue, UBS AG ("UBS Investment Bank") may (to the extent permitted by applicable laws) overallot or effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail for a limited period. However, there is no obligation on UBS Investment Bank to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

FORWARD-LOOKING STATEMENTS

Certain statements under "Summary", "Risk factors", "Management's discussion and analysis of financial condition and results of operations", "Business" and elsewhere in this Offering Circular constitute "forward-looking statements". All statements other than statements of historical facts included in this Offering Circular, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's business) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or performance of the Group or industry results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results or performance to differ materially from those in the forward-looking statements include, among others, political, social and economic conditions in the PRC, changes in the regulatory regime affecting power generation companies and Sino-foreign joint stock limited companies, overall trends in the PRC power industry, the market supply of and average selling prices for electricity, the financial condition and results of operations of NCPGC (to whom the Group currently sells substantially all the electricity generated by it), the availability and price of raw materials, the ability of the Group to successfully expand its power generation business and integrate and manage its acquisitions and the development of market demand for electricity. Additional factors that could cause actual results or performance to differ materially include, but are not limited to, those discussed in "Risk factors". These forward-looking statements speak only as of the date of this Offering Circular. The Company expressly disclaims any obligation or undertaking to release publicly updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change of events, conditions or circumstances, on which any such statement was based.

ARBITRATION OF DISPUTES AND ENFORCEABILITY OF CIVIL LIABILITIES

Arbitration of disputes

The Articles of Association of the Company require a holder of Shares having a claim against or dispute with the Company, a Director, a supervisor or a member of senior management of the Company or a holder of Domestic Shares relating to any rights or obligations conferred or imposed by the Articles of Association of the Company, the PRC Company Law or any laws or administrative regulations and relating to the affairs of the Company, to submit the dispute or claim to CIETAC or to the Hong Kong International Arbitration Centre for arbitration. Unless otherwise provided in the relevant laws and regulations, any differences or claims shall be resolved in accordance with the laws of the PRC. The Articles of Association of the Company further provide that the arbitrator's award shall be final and binding on all parties. Pursuant to the CIETAC Arbitration Rules which became effective on 1 October 2000, CIETAC's jurisdiction covers international and foreign-related disputes and disputes relating to Hong Kong arising from economic and trade transactions of a contractual or non-contractual nature.

Enforceability of civil liabilities

The Company is a Sino-foreign joint stock limited company incorporated in the PRC with limited liability. All of its Directors, supervisors and members of senior management reside within the PRC (including Hong Kong), and substantially all the assets of the Company and of such persons are located within the PRC (including Hong Kong). Therefore, it may not be possible for investors to effect service of process upon the Company or such persons outside the PRC or to enforce against them outside the PRC any judgments obtained from non-PRC courts. The PRC does not have treaties or arrangements providing for the recognition and enforcement of judgments of the courts of the United Kingdom or most other countries or Hong Kong, and therefore recognition and enforcement in the PRC of judgments obtained in such jurisdictions may be impossible.

According to the Arrangement regarding the Mutual Enforcement of Arbitration Awards between the PRC and Hong Kong promulgated by the Supreme People's Court of the PRC which became effective on 1 February 2000 (the "Arrangement"), an arbitration award made in Hong Kong thereafter can be applied for enforcement in a PRC court in accordance with the Arrangement and other related PRC laws.

An arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") adopted on 10 June 1958 pursuant to a resolution of the Standing Committee of the National People's Congress of the PRC (the "NPC") passed on 2 December 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention, subject to their right to refuse enforcement under certain circumstances, including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of NPC simultaneously with the accession of the PRC that (i) the PRC will only recognise and enforce foreign arbitral awards on the principle of reciprocity; and (ii) the PRC will only apply the New York Convention in disputes considered under PRC laws to arise from contractual and non-contractual mercantile legal relations.

TABLE OF CONTENTS

	Page
Summary	7
Risk factors	15
Use of proceeds	22
Capitalisation and indebtedness	23
Selected consolidated financial information	24
Management's discussion and analysis of financial condition and results of operations	26
Industry overview	33
Regulation	37
Business	39
Principal Shareholders	66
Management	67
Terms and conditions of the Bonds	73
The Global Certificate	107
Exchange rates	109
Dividends	110
Description of H Shares	111
Market price information	115
Summary of securities laws and regulations in the PRC	116
Exchange controls in the PRC	118
The Stock Exchange of Hong Kong Limited	119
Taxation	121
Subscription and sale	125
General information	128
Index to financial statements	F-1
Appendix A — Definitions	A-1
Appendix B — Glossary of technical terms	B-1

All translations from Renminbi to US dollars and from Hong Kong dollars to US dollars of amounts have been made (unless otherwise indicated) on the basis of, in the case of Renminbi, the PBOC Exchange Rate of RMB 8.2773 = US$1.00. All amounts translated into US dollars as described above are provided solely for the convenience of the reader and no representation is made that the RMB, Hong Kong dollar or US dollar amounts referred to herein could have been or could be converted into Hong Kong dollars, US dollars or RMB, as the case may be, at any particular rate or at all. For further information relating to exchange rates, see "Exchange rates". The PBOC Exchange Rate between the US dollar and the RMB on 3 September 2003 was approximately RMB 8.277 = US$1.00 and the Noon Buying Rate between the US dollar and the Hong Kong dollar on 3 September 2003 was approximately HK$7.799 = US$1.00. Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

Summary

The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere herein.

OVERVIEW

The Company is one of the largest independent power producers in the PRC. As at 15 August 2003, our installed capacity and equity capacity amounted to 7,370 MW and 6,588 MW, respectively. We, together with our subsidiaries, own and operate six coal-fired power plants and a hydropower plant. Through our subsidiaries and associates, we are also in the process of constructing eight power projects (comprising five coal-fired projects in Inner Mongolia, Shanxi, Hebei and Gansu and three hydropower projects in Yunnan) and developing two greenfield coal-fired power projects in Yunnan and Hebei. Our installed capacity and equity capacity are expected to increase to 12,639 MW and 9,992 MW, respectively, once these projects are completed. We are headquartered in Beijing and presently all of our Operating Power Plants are located in the North China Area. Substantially all of the power we generate is supplied to NCPGC. We are currently expanding our operations to other parts of China through our Projects.

We were the first PRC-incorporated power company to be listed on the Hong Kong Stock Exchange and the first PRC-incorporated company to be listed on the London Stock Exchange. We have received awards and accolades relating to our business operations from various financial magazines and institutions:

- World's Top 250 Energy Companies 2002 (Global Energy Business)
- Best Corporate Governance in China 2002 (Euromoney)
- Best Managed Companies in China 2002 and 2001 (Finance Asia)
- China's Top 50 Listed Companies 2002 (Fortune)
- Best Investor Relations in China 2002 (Institutional Investors and Reuters)
- Best Managed Companies in China 2002, 2001, 2000, 1998 and 1997 (Asiamoney)
- Best Corporate Governance in China 2002 and 2001 (The Asset)
- Asia's Top 100 Companies 2000 (HSBC)
- Best Company in Asia 1999 (The Asset)

As of 31 December 2002, we had a registered capital of RMB 5,163 million, and for the year ended 31 December 2002, our consolidated revenues and consolidated net profits were RMB 8,018 million and RMB 1,405 million, respectively. For the six months ended 30 June 2003, our unaudited consolidated revenues and unaudited consolidated net profits were RMB 4,501.7 million and RMB 784.2 million, respectively.

COMPETITIVE STRENGTHS

We are one of the largest independent power producers in the PRC and we believe we have competed and will continue to compete successfully by:

- Maintaining high standards of professional management and operational standards in order to ensure the smooth and efficient management of our power plants;

- Managing our unit costs aggressively in our daily operations and in the development and construction of our Greenfield Projects;

- Operating in the BTT Area, which is the political and cultural heart of the PRC and a zone of high economic growth;

- Operating at relatively close proximity to the PRC's largest store of coal reserves in northern China; and

- Maintaining a strong balance sheet, good corporate record, and good reputation in the market as a publicly-listed company.

STRATEGY

Our goal is to be one of the leading power producers in the PRC with an international reputation. We seek to achieve our goal by capitalising on growth opportunities in the North China Area and at the same time selectively expanding our operations outside the North China Area.

In order to achieve our goal, we will pursue the following strategies:

- Enhancing our competitiveness and continuing to manage our costs aggressively and efficiently;
- Focusing on regions which provide us with cost, market or policy advantages;
- Taking advantage of opportunities to develop new projects and acquire operating assets simultaneously; and
- Reducing our exposure to fuel supply risks by diversifying our fuel consumption requirements.

HISTORY

We are a Sino-foreign joint stock limited company incorporated under the laws of the PRC. We were registered with SAIC on 13 December 1994 as a joint stock limited company. We became a Sino-foreign joint stock company on 13 May 1998. As at 30 June 2003, our registered capital was RMB 5.163 billion. Our scope of business includes construction and operation of power plants, sale of electricity, inspection, maintenance and commissioning of power equipment and power-related technical services.

We listed the H Shares on both the Hong Kong Stock Exchange and the London Stock Exchange on 21 March 1997. As of 15 August 2003, CDT, BIPDIC, HCIC, TJIC, and H Share holders held 35.43 per cent., 13.01 per cent., 13.01 per cent., 10.84 per cent., and 27.71 per cent., respectively, of our shares. As of 3 September 2003, based on the closing price of the H Shares on the Hong Kong Stock Exchange at HK$4.275 per H Share, we had a market capitalisation of approximately HK$6,116 million for the H Shares.

Summary consolidated financial information

The following tables present our summary consolidated financial information as of and for the years ended 31 December 2000, 2001 and 2002, and as of and for the six-month periods ended 30 June 2002 and 2003, which should be read in conjunction with our consolidated financial statements and the related notes thereto which are included elsewhere in this Offering Circular. The summary consolidated financial information as of and for each of the years ended 31 December 2000, 2001 and 2002 has been extracted without adjustment from our audited consolidated financial statements for those years, and the summary consolidated financial information as of and for each of the six-month periods ended 30 June 2002 and 2003 has been extracted, without adjustment, from our unaudited consolidated financial statements for those periods.

Our consolidated financial statements have been prepared in accordance with IFRS.

	Year ended, and as of, 31 December			
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
	(in thousands, except per share data)			
Audited consolidated statements of income				
Operating revenue, net	5,694,195	6,550,620	8,017,912	968,663
Operating costs:				
Local government surcharges	(73,554)	(86,749)	(102,012)	(12,324)
Fuel	(1,686,775)	(1,954,115)	(2,556,173)	(308,817)
Repair and maintenance	(194,281)	(220,468)	(278,085)	(33,596)
Depreciation	(904,356)	(1,071,866)	(1,382,613)	(167,037)
Wages and staff welfare	(285,887)	(364,163)	(440,772)	(53,251)
Others	(505,840)	(755,544)	(820,699)	(99,151)
Total operating costs	(3,650,693)	(4,452,905)	(5,580,354)	(674,176)
Operating profit	2,043,502	2,097,715	2,437,558	294,487
Share of profit of associates	—	3,913	5,499	664
Interest income	171,698	144,507	89,314	10,790
Finance costs	(144,643)	(99,974)	(522,145)	(63,082)
Profit before taxation	2,070,557	2,146,161	2,010,226	242,859
Taxation	(695,257)	(714,492)	(672,156)	(81,205)
Profit before minority interests	1,375,300	1,431,669	1,338,070	161,654
Minority interests	—	6,391	66,542	8,039
Net profit	1,375,300	1,438,060	1,404,612	169,693
Proposed dividends	516,285	877,684	619,542	74,848
Earnings per share — basic	0.27	0.28	0.27	0.03
Proposed dividend per share	0.10	0.17	0.12	0.01
Audited consolidated balance sheets				
Non-current assets	15,081,317	17,512,490	21,415,136	2,587,213
Current assets	4,904,828	5,677,553	5,404,552	652,936
Total assets	19,986,145	23,190,043	26,819,688	3,240,149
Non-current liabilities	4,627,096	6,262,634	8,156,212	985,371
Current liabilities	2,025,011	2,545,168	3,376,963	407,979
Total liabilities	6,652,107	8,807,802	11,533,175	1,393,350
Minority interests	403,462	529,890	907,234	109,605
Shareholders' equity	12,930,576	13,852,351	14,379,279	1,737,194

	Six months ended, and as of, 30 June		
	2002	**2003**	**2003**
	RMB	RMB	US$
	(in thousands, except per share data)		
Unaudited consolidated statements of income			
Operating revenue, net	3,491,543	4,501,679	543,858
Operating costs	(2,473,133)	(3,129,463)	(378,078)
Operating profit	1,018,410	1,372,216	165,780
Share of profit of associates	3,718	7,223	873
Interest income	48,153	24,503	2,960
Finance costs	(236,584)	(233,700)	(28,234)
Profit before taxation	833,697	1,170,242	141,379
Taxation	(277,565)	(390,427)	(47,168)
Profit before minority interests	556,132	779,815	94,211
Minority interests	45,186	4,418	534
Net profit	601,318	784,233	94,745
Earnings per share — basic	0.12	0.15	0.02
Unaudited consolidated balance sheets			
Non-current assets	19,887,054	22,994,502	2,778,020
Current assets	5,034,718	5,686,241	686,968
Total assets	24,921,772	28,680,743	3,464,988
Non-current liabilities	7,078,200	7,878,768	951,853
Current liabilities	3,582,769	5,244,989	633,659
Total liabilities	10,660,969	13,123,757	1,585,512
Minority interests	684,818	1,013,016	122,385
Shareholders' equity	13,575,985	14,543,970	1,757,091

The offering

Capitalised terms used herein and not defined have the meanings given to them in the terms and conditions of the Bonds set out in this Offering Circular under "Terms and conditions of the Bonds".

Issuer	Beijing Datang Power Generation Company Limited
Issue	US$153,800,000 0.75 per cent. Convertible Bonds due 2008
Principal Amount	US$153,800,000
Issue Price	100 per cent.
Denomination	US$1,000
Closing Date	On or about 9 September 2003
Interest Rate	The rate of interest payable on the Bonds will be 0.75 per cent. per annum. Interest will be payable semi-annually in arrear in equal instalments on 9 March and 9 September in each year (each an "Interest Payment Date"), commencing 9 March 2004. Except as provided in "Terms and conditions of the Bonds — Conversion — Interest on conversion", interest will cease to accrue on Bonds converted into Shares from the Interest Payment Date immediately preceding the relevant Conversion Date or, if the relevant Conversion Date falls on or prior to the first Interest Payment Date, from the Closing Date.
Status	The Bonds will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and rank and will rank *pari passu*, without any preference or priority among themselves and with all other outstanding direct, unconditional, unsecured and unsubordinated obligations of the Company, present and future, but, in the event of insolvency of the Company, only to the extent permitted by mandatory provisions of applicable laws.
Conversion	Each Bond will entitle the holder to convert such Bond into Shares at the then applicable Conversion Price at any time on or after 20 October 2003 and up to the close of business (at the place where the relevant Certificate is delivered for conversion) on the date falling seven days prior to the Final Maturity Date (as defined below) (both dates inclusive). The initial Conversion Price will be HK$5.558 per Share. The Conversion Price will be subject to adjustment in certain circumstances described in "Terms and conditions of the Bonds — Conversion — Adjustment of conversion price", including upon the Company making a Capital Distribution, as provided in the Conditions. Shares issued on conversion will be fully paid and non-assessable and will rank *pari passu* in all respects with the Shares in issue on the Conversion Date, save as provided in "Terms and conditions of the Bonds — Conversion — Shares".

Negative Pledge	So long as any Bond remains outstanding (as defined in the Trust Deed), the Company will not, and will not permit any of its Subsidiaries to, create or permit to exist any Security Interest (as defined in the Conditions) upon the whole or any part of their respective undertakings, assets or reserves, present or future to secure any of its Relevant Indebtedness (as defined in the Conditions) without granting equivalent security to the Bonds. See "Terms and conditions of the Bonds — Negative pledge".
Final Redemption	Unless previously purchased and cancelled, redeemed or converted, the Bonds will be redeemed at their principal amount on 9 September 2008 (the "Final Maturity Date").
Redemption at the Option of the Company	On or after 23 September 2006 and prior to 25 August 2008, the Company may at any time, having giving not less than 30 nor more than 60 days notice to the Trustee and the Bondholders in accordance with the Conditions, redeem in whole but not in part only the Bonds, at their principal amount together with interest accrued to the Redemption Date if (a) the closing price of the Shares for each of 20 consecutive Trading Days, the last of which occurs not more than five days prior to the date the notice of redemption is published is at least 130 per cent. of the Conversion Price then in effect and the closing price of the Shares translated into US dollars at the average prevailing rate (as defined in the Conditions) for each of 20 consecutive Trading Days, the last of which occurs not more than five days prior to the date the notice of such redemption is published, was at least 130 per cent. of the Conversion Price then in effect on such Trading Date translated into US dollars at the rate of HK$7.799=US$1.00; or (b) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled. See "Terms and conditions of the Bonds — Redemption and purchase — Redemption at the option of the Company".
Redemption at the Option of Holders of the Bonds	Bondholders may require the Company to redeem their Bonds: (a) on 9 September 2006 at their principal amount; and (b) at any time following a Relevant Event at their principal amount, together with accrued interest to the Relevant Event Put Date.
Taxation	Payments of principal and interest on the Bonds shall be made without withholding for or deduction of any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or in a Relevant Tax Jurisdiction, unless such withholding or deduction is required by law as described under "Terms and conditions of the Bonds — Taxation". In the event that any such deduction or withholding is required, the Company shall pay Additional Amounts in respect thereof, subject to certain exceptions as described in "Terms and conditions of the Bonds — Taxation". Interest payable on the Bonds to foreign institutional and individual investors is currently subject to PRC withholding tax at a rate calculated on a certain proportion of the gross amount of interest. See "Taxation — PRC Taxation of Non-Residents".

Tax Redemption and Bondholders' Tax Option	In the event the Company becomes obliged to pay any New Additional Amounts and such New Additional Amounts cannot be avoided by the use of reasonable measures, the Company may give notice to redeem the Bonds at their principal amount together with interest accrued to the date fixed for redemption. Upon receipt of such notice, a holder may elect not to have its Bonds redeemed by the Company, in which case such holder will not be entitled to receive payment of any New Additional Amounts. For the avoidance of doubt, any Additional Amounts which had been payable in respect of the Bonds as a result of the laws or regulations of the Relevant Tax Jurisdiction prior to 3 September 2003, will continue to be payable to such holders. See "Terms and conditions of the Bonds — Redemption and purchase — Bondholders' tax option".
Events of Default	For a description of certain events that will permit acceleration of the Bonds, see "Terms and conditions of the Bonds — Events of default". Upon acceleration for any such event, the Bonds will become immediately due and repayable at their principal amount, together with accrued interest.
Form and Denomination of the Bonds	The Bonds will be issued in registered form in the denomination of US$1,000. The Bonds will be represented by beneficial interests in a Global Certificate, which will be registered in the name of a nominee of, and shall be deposited on or about the Closing Date with a common depositary for, Euroclear and Clearstream, Luxembourg. Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg and their respective participants. Except as described herein, certificates for the Bonds will not be issued in exchange for beneficial interests in the Global Certificate.
Governing law	The Bonds, the Trust Deed and the Registrar, Paying, Conversion and Transfer Agency Agreement will be governed by English law.
Trustee	J.P. Morgan Corporate Trustee Services Limited (the "Trustee").
Trust Deed	The Bonds will be constituted by a Trust Deed to be dated on or about the Closing Date between the Company and the Trustee.
Principal Agent	JPMorgan Chase Bank.
Listing and trading of the Bonds	Application has been made to list the Bonds on the Luxembourg Stock Exchange. Within three months of such listing, the Company will make an application to list the Bonds on the Official List of the UK Listing Authority and to trade the Bonds on the London Stock Exchange's market for listed securities pursuant to the mutual recognition procedures of the UK Listing Authority's Listing Rules.

Listing and trading of the Shares	The Shares are listed and traded on the Hong Kong Stock Exchange and are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange's market for listed securities. Application will be made to list the Shares to be issued on conversion of the Bonds on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority and for such Shares to be admitted to trading on the London Stock Exchange's market for listed securities.
Selling Restrictions	There are restrictions on the sale of the Bonds and the distribution of the offering materials in various jurisdictions. See "Subscription and sale".

Risk factors

Potential investors should carefully consider the risks described below, in addition to other information contained herein, before investing in the Bonds. The occurrence of any of the events described below, or of any other additional risk and uncertainties not presently known to us, or which we currently deem immaterial, may also have an adverse effect on our business, financial condition, or results of operations and could affect our ability to make payments of principal and interest under the Bonds.

RISKS RELATING TO THE COMPANY AND ITS BUSINESS

Our profitability may be adversely affected by the PRC government's tariff reform and we may be faced with a competitive operating environment following the implementation of the "competitive bidding for on-grid tariffs" policy

At present, our profitability depends on whether we can, following our agreement with the power grid operators, obtain regulatory approval for tariffs at levels which allow us a reasonable rate of return. This in turn depends on the PRC government's tariff reform policies.

The Electric Power Law seeks to standardise tariff determination and it established broad principles with respect to the methodology of calculating and setting tariffs. The law states that the tariff received by power producers shall be formulated to provide reasonable compensation for costs and reasonable return on investments taking taxes into consideration, to share expenses fairly and to promote the construction of electric power projects. The Electric Power Law also states that a uniform tariff should be paid to all power producers for electricity of the same quality provided to a single grid except for those power producers who need to charge different rates due to "special circumstances". To date, no uniform tariff has been implemented and it is not uncommon to have different tariffs paid to different power producers for electricity of the same quality provided to the same grid. The SDPC (which has been renamed SDRC since March 2003) has issued guidelines to assist in the determination of tariffs prior to the official launch of the "competitive bidding for on-grid tariffs" policy. See "Regulation". In order to abide by such principles and guidelines, power producers will need to ensure that their operating costs are competitive with other comparable power producers. While we believe that our tariffs have been determined in accordance with such principles and guidelines, there can be no assurance that, upon changes in relevant regulations (for example, in taxation regulations) the relevant regulatory authorities will not require us to adjust our tariffs and that our tariffs will not be reduced as a result.

One of the key elements of the ongoing reform of the PRC power industry is that on-grid tariffs shall be determined through market competition and shall no longer be subject to government approval. Under the principle of "competitive bidding for on-grid tariff", each independent power producer will offer a price bid to the grid operator who will select the most competitive bid. CERC, the regulator of the PRC power industry, has announced that pilot schemes of "competitive bidding for on-grid tariff" will be implemented in the regional markets of northeastern and eastern China in the near future, although the detailed implementing measures have yet to be finalised. It is uncertain when such reform will be fully implemented. However, following the implementation of the "competitive bidding for on-grid tariffs", we may, for strategic reasons, need to reduce the on-grid tariffs we currently charge in order to compete against other independent power producers within the relevant grids for sale of output to the relevant power grid operators, which may adversely affect our profitability. See "Regulation".

Our business operations and expansion strategy are influenced by PRC regulations and the reform of the PRC power industry

We are subject to governmental and electric power regulations in many aspects of our operations, including the determination of tariffs and compliance with power grid control and dispatch directives.

As part of the reform of the power industry in China, CDT assumed NCPGC's interest in us in April 2003 and replaced NCPGC as our largest shareholder. Our commercial arrangements with NCPGC in relation to power purchase and dispatch have not changed and our existing contractual arrangements (particularly those in relation to power purchase and dispatch) remain enforceable. However, there can be no assurance that the transfer of interest from NCPGC to CDT will not affect the business opportunities and other preferential opportunities for us which have historically been provided by NCPGC. See "Principal Shareholders".

We are exposed to certain risks associated with developing additional power plants and acquiring other power generation assets

Government approvals

We need to secure the appropriate government approvals associated with developing additional power plants and the process of obtaining relevant government approvals is complex and could be lengthy. Establishment of a new power project and power plant expansions in the PRC principally involve three sequential rounds of approvals by the relevant regulatory authorities:

- first, approval of a project proposal;
- second, approval of a feasibility study (and an initial design and project budget in the case of key projects); and
- third, approval of a construction commencement report.

In the course of developing a power plant, numerous permits, approvals and consents must also be obtained from relevant national, provincial and local governmental authorities relating to siting, construction, environmental matters, operating licences and other matters. In addition, government approvals must be obtained with respect to the development and construction of ancillary infrastructure required to support new power projects. With the exception of Datang Tuoketuo Power (Phase I) which experienced a delay, our Projects have received all requisite approvals in a timely manner. However, there can be no assurance that our future power projects will receive all necessary approvals in a timely manner or at all.

In addition, the land use rights in respect of the land occupied by Datang Tuoketuo Power for production purpose have been expired since November 2002. The operations of Datang Tuoketuo Power have not been affected and Datang Tuoketuo Power is currently in the process of renewing the land use rights in respect of such land. The Company expects that such land use rights will be obtained in due course.

Financing

Each of our power plants that we intend to develop, as well as those that we may develop in the future, will require substantial capital investment. Our ability to arrange financing is dependent on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, our credit ratings and financial performance, receipt of the necessary PRC government approvals, the extent of restrictions on foreign investment in the PRC, and applicable provisions of PRC tax, company and securities laws. There can be no assurance that we will be able to obtain financing from our usual or alternative sources, that such financing will be on terms acceptable to us, or that such financing plans would not be delayed.

Construction and start-up risks

We expect to construct additional power plants in the future. The construction of a power plant involves many risks, including shortages of equipment, materials, work stoppages, weather interferences, unforeseen engineering, design, environmental and geological problems, delays in receiving requisite licences or permits and unanticipated cost increases, any of which could give rise to delays or cost overruns. Construction delays may result in the loss of revenues. The construction of our Operating Power Plants has so far been completed on schedule and within budget. No assurance can be given that construction of power plants or construction of projects under planning will be completed on schedule and within budget.

Other expansion risks

We are actively pursuing a strategy of expansion by acquiring interests in other power plants and by developing power projects in the PRC. See "Business — Strategy". To date, we have not encountered any significant obstacles in our acquisition activities but there can be no assurance that we can continue to be successful in our acquisition activities.

In addition, our expansion strategy would place a strain on our management, operational and financial resources. Expansion would involve other risks including difficulties in the integration of the operations, technologies and personnel of the acquired business and potential loss of our key employees and of any acquired business. Our ability to manage future growth and expansion will depend on our ability to monitor operations, control costs, maintain effective quality controls, and strengthen our internal management, technical and accounting systems.

NCPGC and its affiliates purchase all of the electricity produced at our power plants and for the provision of certain essential services

We currently sell all of the electricity produced at our power plants to NCPGC that operates the BTT Power Grid on behalf of the PRC government. We derive substantially all of our revenues from payments made by NCPGC. We also engage NCPGC and several affiliates of NCPGC to supply fuel, remove ash and provide certain managerial and ancillary services and facilities that are critical for the operation of our plants. Many of these services and facilities may not readily be obtainable from any other party at the present time with certainty. While there has been no history of stoppages or temporary or permanent cessation of these services and facilities, a failure by NCPGC or its affiliates to fulfill their contractual obligations (including payment obligations) and our failure to obtain timely and full compensation thereof could adversely affect our financial condition and results of operations. See "Business — major operating agreements and arrangements".

Coal is the primary fuel for our power plants

Most of our Operating Power Plants and Projects are coal-fired, and our coal needs are supplied to our Operating Power Plants primarily by rail. With effect from 1 January 2002, the State in principle no longer issues guidelines for coal prices and the price of coal is primarily determined by the market. The price of coal is projected to increase as a result of increasing demand and competition for coal resources due to PRC's economic development. The PRC's coal industry has experienced environmental and safety issues in recent years. In response, in 1998 the PRC government began to reorganise and close down small coal mines. This initiative has had an impact on coal supply and coal prices. Our fuel costs have historically been affected by such government initiatives which restrict or expand coal supply according to particular policies. Increases in the price of coal could have an adverse effect on our profitability should our tariff remain unchanged.

The capacity of the PRC's rail system has in recent years been strained by rising demand. To date, we have not experienced material delays in receipt of coal shipments and have consistently maintained adequate coal inventories at our plants. However, in light of our expansion plans and the rising demand for rail transportation in the North China Area, there can be no assurance that our coal supply requirements will be met in a timely manner. Additionally, railway transportation prices are subject to PRC government pricing policies and there can be no assurance that prices will not be raised in the near future if railway expansion cannot fulfill demand. A disruption or shortage in coal supply due to delays or inadequacies of the railway network may adversely affect our operations.

Our operations are subject to PRC central, provincial and local environmental protection laws and regulations

We are subject to PRC central, provincial and local environmental protection laws and regulations which currently impose base-level discharge fees for various polluting substances and graduated schedules of fees for the discharge of waste substances in excess of applicable standards, require the payment of fines for violation of laws, regulations or decrees and provide for the possible closure by the central, provincial or local government of any power plant which fails to comply with orders requiring it to cease or remedy certain activities causing environmental damage. Although we have implemented a system that is designed to control pollution caused by our Operating Power Plants, the PRC government may impose new, stricter laws and regulations, which would require additional expenditure on environmental protection. See "Business — Environmental matters".

The PRC has been a member of the World Trade Organisation since 11 December 2001. In 2002, the PRC formally ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which resulted in the imposition of binding obligations on each signatory state to reduce its greenhouse-gas emissions. It is expected that the PRC government will continue to implement measures to further reduce the PRC's energy-related waste emissions in the near future. While per capita energy use is relatively low, resultant waste emissions are relatively substantial by international standards due to the PRC's large population and heavy dependence on coal as a source of fuel. The PRC government has enacted various energy conservation laws over the last 15 years, and has embarked on various projects to increase the use of hydro, wind and solar energy in certain areas. The PRC government has also reduced coal and petroleum subsidies over the years to encourage the diversification of sources of energy. Although we currently operate one hydropower plant, the majority of our operations are dependent on coal. Our operations may be adversely affected by any significant changes in government policy on environmental protection targetting the reduction of waste emissions.

Our business is subject to operational risks and force majeure

The operation of a power plant is complex and involves many risks, including the breakdown or failure of power generation equipment, transmission lines or other equipment or processes and performance below expected levels of output or efficiency, whether due to unexpected wear and tear, misuse, unexpected degradation or the increase in unplanned or forced outages, natural disasters and changes in government policy. Any of the foregoing could have an adverse effect on our revenues or increase the cost of operating, maintaining and repairing our power plants or any other power plant in which we currently hold an interest or may hold an interest in the future, thereby reducing net income and funds available to us.

In addition, our operations may be adversely affected by insufficient or poor quality fuel resulting either from inadequate sources of supply or lack of adequate transportation and infrastructure. In addition, events such as fires, floods, earthquakes or other similar events may result in personal injury, loss of life, severe damage or destruction of our assets, pollution or environmental damage or suspension of operations. Although we maintain insurance against certain of these risks in relation to our operations and we expect to maintain or cause to be maintained insurance against certain of these risks in relation to future operations, in such amounts and including such coverage as is typical for power generation companies of equivalent scale in the PRC, the proceeds of such insurance may not be adequate to cover reduced revenue, increased expenses or other liabilities arising from the occurrence of any of the events described above. The events described above may also be subject to limitations in coverage.

Our operations may be adversely affected by Severe Acute Respiratory Syndrome

There was an outbreak of Severe Acute Respiratory Syndrome, or SARS, in the PRC (including the BTT Area, our service area) in the first half of 2003, which led to a slower than expected growth rate of our power generation in April and May 2003. Although our operations have not been materially and adversely affected by SARS (our total power generation for the first half of 2003 increased by 29.9% as compared with the corresponding period in 2002 despite the impact of SARS), there can be no assurance that our future operations will not be harmed if SARS reappears. The potential impacts of SARS on our operations include:

- disruptions at the industrial and commercial sectors in the BTT Area which may result in reduced demand for electricity; and
- disruptions at our production facilities.

We may face increased competition in the course of investing in and developing power projects in the PRC

We may face increased competition in the future in the course of investing in and developing power projects in the PRC. Certain of our competitors may have relatively greater financial resources and experience than we do in the development or financing of power plants. During the course of investing in and developing power projects, our ability to develop or acquire such projects, the projected cost for such project and our profitability may be adversely affected as a result of competition.

The dilutive effect of certain corporate events may not be fully compensated under the Conditions

The Conditions provide for anti-dilution protection by adjustment of the conversion price of the Bonds in relation to certain usual corporate events affecting Company Shares (including the creation and issue of any new class of shares) only to the extent that such corporate events are dilutive by reference both to the class of share capital in question and the Shares as where, for example, the consideration receivable for a new issue of such Company Shares is less than both current market price of such Company Shares and is also less than the current market price of the Shares. There can be no assurance that the dilutive effect of such corporate events will be fully compensated in all cases by such anti-dilution adjustment protection.

RISKS RELATING TO THE PRC

We are subject to ongoing reform and policy changes in the PRC which affect economic and political systems

The PRC economy has been a planned economy since 1949. In general, the PRC government is reducing the level of direct control which it exercises over the economy and there is a gradual shift in emphasis to a "socialist market economy with Chinese characteristics".

During the past 20 years, the PRC government has been reforming the economic and political systems of the PRC, and these reforms are expected to continue. Many of the reforms are unprecedented or experimental and are expected to be refined or changed. Other political, economic and social factors could also lead to further readjustments to the reform measures. Our operations and financial results could be adversely affected by adjustments in the PRC's State Plans or political, economic and social conditions or changes in the policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion.

The PRC economy has experienced significant growth in the past 20 years, but such growth has been uneven both geographically and among the various sectors of the economy. The PRC government has implemented various measures from time to time to control inflation and to regulate economic expansion with a view to preventing overheating of the economy and will continue to impose controls on tariffs charged by independent power producers, and such measures may adversely affect our operations. See also "Regulation".

The Renminbi is not freely convertible into foreign currencies

The Renminbi is currently not a freely convertible currency. Under the existing foreign exchange regulations, most foreign exchange transactions under the capital account continue to be subject to regulations and require the prior approval of SAFE. These requirements could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, uncertainty exists as to whether the PRC government may restrict access to foreign currency for current account transactions if foreign currency becomes scarce in the PRC.

Despite the fact that the issue of the Shares and the Bonds have been approved by the relevant government agencies, there can be no assurance that shortages in the availability of foreign currency will not restrict our ability to obtain sufficient foreign currency to make payments of principal or interest on the Bonds in US dollars, to pay dividends to holders of H Shares in Hong Kong dollars, or to satisfy our other foreign currency requirements. In addition, there can be no assurance that the special treatment currently afforded to foreign invested enterprises will continue. See also "Exchange controls in the PRC".

RISKS RELATING TO THE BONDS AND THE H SHARES

There is currently no public market for the Bonds

Prior to this offering, there was no public market for the Bonds. An application has been made to list the Bonds on the Luxembourg Stock Exchange. The Company will make an application to list the Bonds on the Official List of the UK Listing Authority and to trade the Bonds on the London Stock Exchange's market for listed securities within three months of the date on which the Bonds are listed on the Luxembourg Stock Exchange pursuant to the mutual recognition procedures of the UK Listing Authority's Listing Rules. There can be no assurance that an active trading market for the Bonds will develop at any time after this offering, or if it does develop, that it will continue. The H Shares into which the Bonds may be converted are listed and traded on the Hong Kong Stock Exchange and admitted to the Official List and traded on the London Stock Exchange's market for listed securities.

The liquidity and market prices of our H Shares may be volatile

The price and trading volume of our H Shares may be volatile. Factors such as variations in our revenues, earnings and cash flows, changes in PRC regulations especially those concerning power industry reform, and announcements of new investments, strategic alliances and/or acquisitions could cause the market price of our H Shares to change substantially. Any such developments may result in large and sudden changes in the volume

and price at which our H Shares will trade. We can give no assurance that these developments will not occur in the future. In addition, shares of other PRC companies listed on the Hong Kong Stock Exchange have experienced substantial price volatility in the past, and it is possible that the H Shares will be subject to changes in price that may not be directly related to our financial or business performance.

LEGAL AND OTHER RISKS

The PRC's legal system is still undergoing development and the interpretation and enforcement of PRC laws involve uncertainty

The PRC's legal system is based on written statutes under which prior court decisions may not be cited for reference and have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organisation and governance, foreign investment, commerce, taxation and trade. Because these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty. These uncertainties could adversely affect our business and the interests of investors.

Protections of investors' rights are less sophisticated than those applicable to companies formed in other countries or regions

As our business is conducted in the PRC, our operations are governed principally by the laws of the PRC, including the PRC Company Law and the PRC Securities Law. The Bonds will be issued by us mainly pursuant to the Notice of Further Strengthening of Administration of Issuance of Foreign Debt (issued by SDPC (now SDRC) and PBOC on 23 February 2000).

The PRC Company Law, the PRC Securities Law, and rules and regulations promulgated thereunder and the legal prescriptions relating to PRC companies whose shares are offered overseas provide, to a certain extent, a legal framework governing the corporate behaviour of companies.

The Articles of Association Mandatory Provisions contain certain provisions which are required to be included in the articles of association of PRC companies which are listed abroad and are intended to regulate the internal affairs of such companies. The PRC Company Law, the PRC Securities Law, in general, and provisions for the protection of investors' rights and access to information, in particular, are less sophisticated than those applicable to companies formed in Hong Kong, the United Kingdom, the United States and other developed countries or regions.

According to a newly-issued judiciary interpretation of the PRC Supreme People's Court, a shareholder or other securities holder is entitled to sue in his/her own name a corporation and/or other related institutions or personnel who are responsible for falsehoods or misstatements in disclosure materials in violation of the PRC Securities Law. However, any such suit may not be accepted by a PRC court unless the corporation and/or other related institutions or personnel have been investigated and penalty has been imposed by the CSRC for such falsehoods or misstatements.

The lack of adequate investor protection under the PRC Company Law is compensated for, to a certain extent, by the introduction of the Articles of Association Mandatory Provisions and certain additional requirements that are imposed by the Hong Kong Listing Rules, with a view to reducing the scope of differences between Hong Kong Company Law and the PRC Company Law. The Articles of Association Mandatory Provisions and such additional requirements must be included in the articles of association of all PRC companies listed in Hong Kong. The London Stock Exchange also imposes on all listed companies certain additional requirements which are more extensive than the Articles of Association Mandatory Provisions.

Our Articles of Association incorporate both the Articles of Association Mandatory Provisions and such additional requirements. Notwithstanding the Articles of Association Mandatory Provisions and certain requirements imposed by the Hong Kong Stock Exchange and by the London Stock Exchange respectively, there can be no assurance that investors will have rights for their protection that are similar to those that they may have in other jurisdictions.

Although we are obligated to disclose publicly information on a periodic basis pursuant to the London Listing Rules and the Hong Kong Listing Rules, and we furnish information to the US Securities and Exchange Commission pursuant to the exemption provided by Rule 12g3-2(b) under the Exchange Act, the investor protection regulations in the PRC are, in general, less sophisticated than that of the United States, United Kingdom, Hong Kong and other developed countries, and investors may have less information and access to our information, and less investor protection, than they do in other jurisdictions. See also "Securities regulations in the PRC and Hong Kong".

Accounting standards adopted by us are different from those in the United States, United Kingdom, Hong Kong and other jurisdictions

Our consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from generally accepted accounting principles in the United States, United Kingdom, Hong Kong and other jurisdictions.

Holders of the Bonds and of Shares may be subject to PRC withholding tax

The rate of withholding tax applicable to interest payments on the Bonds and dividend payment in respect of H Shares received by foreign individuals not resident in the PRC is currently 20 per cent., and the rate of withholding tax applicable to interest payments on the Bonds and dividend payment in respect of H Shares received by foreign enterprises with no permanent establishments in the PRC is currently 10 per cent. In addition, individuals are taxed at a rate of 20 per cent. for capital gains unless reduced or eliminated by an applicable double tax treaty. However, foreign holders of H Shares who are not resident in the PRC or which are foreign enterprises with no permanent establishments in the PRC are currently exempt from PRC withholding tax and capital gains tax.

We have applied to the relevant PRC authority for an exemption from payment of withholding tax in respect of interest payments for the Bonds in accordance with the relevant PRC tax regulations and we expect that such an exemption will be granted in due course. There can be no assurance that such an exemption, if obtained, will not be revoked or discontinued in the future or that the current rate of withholding tax will not be increased.

If the exemption of withholding tax on interest payments for the Bonds is revoked or discontinued and PRC withholding tax is payable, we will pay such additional amount of interest as will result in the receipt by the Bondholders of the net amount after such withholding or deduction equal to the amount which would otherwise have been receivable by them had no such withholding or deduction been required. However, there can be no assurance that we will be able to make payments pursuant to the gross-up provision in accordance with PRC law.

Holders of Shares outside the PRC are subject to arbitration procedures in the PRC or Hong Kong if they have a claim against or dispute with us or our directors

With respect to holders of Shares, our Articles of Association require a shareholder having a claim against or dispute with the Company, or a Director, a supervisor or a member of our senior management relating to any rights or obligations conferred or imposed by the Articles of Association, the PRC Company Law or any laws or administrative regulations and relating to our affairs, to submit the dispute or claim to CIETAC or to the Hong Kong International Arbitration Centre for arbitration. Unless otherwise provided in the relevant laws and regulations, any differences or claims shall be resolved in accordance with the laws of the PRC. The Articles of Association further provide that the arbitrator's award shall be final and binding on all parties. These arbitration provisions could limit the ability of holders of our H Shares to pursue legal actions against us in the courts of the PRC, Hong Kong, the United States or other jurisdictions. See "Arbitration of disputes and enforceability of civil liabilities".

Use of proceeds

The net proceeds of the offering are estimated to be approximately US$149 million, which we intend to use to finance our foreign exchange requirements for purchasing essential imported equipment necessary for use in our power plants and to refinance part of our current foreign exchange borrowings. For a discussion of our outstanding borrowings, see "Management's discussion and analysis of financial condition and results of operations".

Capitalisation and indebtedness

The following table sets forth our consolidated capitalisation and indebtedness as of 30 June 2003. The information as of 30 June 2003 contained in the column headed "Actual" has been extracted from the unaudited consolidated financial statements as of and for the six-month period ended 30 June 2003. Information contained in the column headed "As adjusted" has been adjusted to give effect to this offering. This table should be read in conjunction with our consolidated financial statements as of and for the six-month period ended 30 June 2003, including the notes thereto, included in this Offering Circular.

	As of 30 June 2003[(2)]			
	Actual		As adjusted	
	RMB	US$	RMB	US$
		(in millions)		
Short-term debt (including current portion of long-term debt)	2,387.6	288.4	2,387.6	288.4
Long-term debt				
Bonds (now being issued)	—	—	1,273.0	153.8
Long-term debt (net of current portion)	7,848.9	948.2	7,848.9	948.2
Total long-term debt	7,848.9	948.2	9,121.9	1,102.0
Equity:				
Share capital[(1)]	5,162.8	623.7	5,162.8	623.7
Reserves	9,381.2	1,133.4	9,381.2	1,133.4
Total equity	14,544.0	1,757.1	14,544.0	1,757.1
Total capitalisation	22,392.9	2,705.3	23,665.9	2,859.1

(1) *As at the date of this Offering Circular, our total authorised and issued share capital of 5,162,849,000 shares consists of 1,430,669,000 H shares and 3,732,180,000 domestic shares of RMB 1.00 each. Our issued share capital comprises fully paid shares.*

(2) *Save as disclosed herein there has been no material change in our capitalisation since 30 June 2003.*

Selected consolidated financial information

The following tables present our summary consolidated financial information as of and for the years ended 31 December 2000, 2001 and 2002, and as of and for the six-month periods ended 30 June 2002 and 2003, which should be read in conjunction with our consolidated financial statements and the related notes thereto which are included elsewhere in this Offering Circular. The summary consolidated financial information as of and for each of the years ended 31 December 2000, 2001 and 2002 has been extracted without adjustment from our audited consolidated financial statements for those years, and the summary consolidated financial information as of and for each of the six-month periods ended 30 June 2002 and 2003 has been extracted, without adjustment, from our unaudited consolidated financial statements for those periods.

Our consolidated financial statements have been prepared in accordance with IFRS.

	Year ended, and as of, 31 December			
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
	(in thousands, except per share data)			
Audited consolidated statements of income				
Operating revenue, net	5,694,195	6,550,620	8,017,912	968,663
Operating costs:				
Local government surcharges	(73,554)	(86,749)	(102,012)	(12,324)
Fuel	(1,686,775)	(1,954,115)	(2,556,173)	(308,817)
Repair and maintenance	(194,281)	(220,468)	(278,085)	(33,596)
Depreciation	(904,356)	(1,071,866)	(1,382,613)	(167,037)
Wages and staff welfare	(285,887)	(364,163)	(440,772)	(53,251)
Others	(505,840)	(755,544)	(820,699)	(99,151)
Total operating costs	(3,650,693)	(4,452,905)	(5,580,354)	(674,176)
Operating profit	2,043,502	2,097,715	2,437,558	294,487
Share of profit of associates	—	3,913	5,499	664
Interest income	171,698	144,507	89,314	10,790
Finance costs	(144,643)	(99,974)	(522,145)	(63,082)
Profit before taxation	2,070,557	2,146,161	2,010,226	242,859
Taxation	(695,257)	(714,492)	(672,156)	(81,205)
Profit before minority interests	1,375,300	1,431,669	1,338,070	161,654
Minority interests	—	6,391	66,542	8,039
Net profit	1,375,300	1,438,060	1,404,612	169,693
Proposed dividends	516,285	877,684	619,542	74,848
Earnings per share — basic	0.27	0.28	0.27	0.03
Proposed dividend per share	0.10	0.17	0.12	0.01
Audited consolidated balance sheets				
Non-current assets	15,081,317	17,512,490	21,415,136	2,587,213
Current assets	4,904,828	5,677,553	5,404,552	652,936
Total assets	19,986,145	23,190,043	26,819,688	3,240,149
Non-current liabilities	4,627,096	6,262,634	8,156,212	985,371
Current liabilities	2,025,011	2,545,168	3,376,963	407,979
Total liabilities	6,652,107	8,807,802	11,533,175	1,393,350
Minority interests	403,462	529,890	907,234	109,605
Shareholders' equity	12,930,576	13,852,351	14,379,279	1,737,194

	Six months ended, and as of, 30 June		
	2002	2003	2003
	RMB	RMB	US$
	(in thousands, except per share data)		
Unaudited consolidated statements of income			
Operating revenue, net	3,491,543	4,501,679	543,858
Operating costs	(2,473,133)	(3,129,463)	(378,078)
Operating profit	1,018,410	1,372,216	165,780
Share of profit of associates	3,718	7,223	873
Interest income	48,153	24,503	2,960
Finance costs	(236,584)	(233,700)	(28,234)
Profit before taxation	833,697	1,170,242	141,379
Taxation	(277,565)	(390,427)	(47,168)
Profit before minority interests	556,132	779,815	94,211
Minority interests	45,186	4,418	534
Net profit	601,318	784,233	94,745
Earnings per share — basic	0.12	0.15	0.02
Unaudited consolidated balance sheets			
Non-current assets	19,887,054	22,994,502	2,778,020
Current assets	5,034,718	5,686,241	686,968
Total assets	24,921,772	28,680,743	3,464,988
Non-current liabilities	7,078,200	7,878,768	951,853
Current liabilities	3,582,769	5,244,989	633,659
Total liabilities	10,660,969	13,123,757	1,585,512
Minority interests	684,818	1,013,016	122,385
Shareholders' equity	13,575,985	14,543,970	1,757,091

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our annual audited consolidated financial statements as of and for the three years ended 31 December 2000, 2001 and 2002 and our unaudited consolidated financial statements as of and for the six months ended 30 June 2002 and 2003 included elsewhere in this Offering Circular.

OVERVIEW

We are one of the largest independent power producers in the PRC. As at 15 August 2003, we, together with our subsidiaries, owned and operated six coal-fired power plants and a hydropower plant. As at 15 August 2003, our installed capacity and equity capacity amounted to 7,370 MW and 6,588 MW, respectively. Presently all of our Operating Power Plants are concentrated in the North China Area. Substantially all of the power generated by our Operating Power Plants is sold to NCPGC and we derive substantially all our revenue from tariffs charged to NCPGC. Through our subsidiaries and associates, we are in the process of constructing eight power projects (comprising five coal-fired power projects in Inner Mongolia, Shanxi, Hebei and Gansu and three hydropower projects in Yunnan) and developing two greenfield coal-fired power projects in Yunnan and Hebei. Our installed capacity and equity capacity are expected to increase to 12,639 MW and 9,992 MW, respectively, once these projects are completed.

Total power generation for 2002 amounted to 32,277,932 MWh, representing an increase of 21.9 per cent. over 2001. Total power generation for the six months ended 30 June 2003 amounted to 18,241,529 MWh, representing an increase of 29.9 per cent. over the first half of 2002. We believe the growth in power generation was principally attributable to the expansion of our installed capacity, increased demand for power supply driven by domestic economic growth and the stable operation of our power generation equipment.

FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations and the period-to-period comparability of our financial results are or are expected to be affected by a number of external factors, including:

- the changes in policy relating to tariffs as a result of the ongoing reform of the power industry;
- our planned acquisitions as part of our expansion strategy;
- the anticipated capital expenditures associated with our greenfield projects;
- government regulations and market conditions affecting the price of coal, railway transportation costs, and other operating expenses;
- demand for power by end-users.

For these reasons, our financial statements may not be indicative of our future earnings, cash flows or financial position. See "Risk factors", "Regulation", "Industry overview" and "Business".

Factors affecting tariff determination

Our tariffs for the years ended 31 December 2000, 2001 and 2002 have been determined at rates that would allow us to cover our expenses, pay our taxes and achieve a return on our investment. These rates comply with the broad principles established by the Electric Power Law, which states that the tariff received by electricity producers shall be formulated to provide reasonable compensation for costs, to provide a reasonable return on investments taking taxes into consideration, to share expenses fairly and to promote the construction of power

projects. See "Regulation — the Electric Power Law". The SDPC (the predecessor of SDRC) had in the past issued, and SDRC may continue to issue, guidelines to assist in the determination of tariffs prior to the official launch of the "competitive bidding for on-grid tariffs" policy and these guidelines could have a significant impact on our tariffs. See "Risk factors — Risks relating to the Company and its business" and "Regulation".

We currently have in place a multi-tiered tariff structure for our coal-fired power plants and these tariffs (except for those applicable to Datang Panshan Power and Datang Tuoketuo Power (Phase I)) have been approved by SDPC (the predecessor of SDRC). For four of our power generating units (Douhe, Gaojing, Xiahuayuan and Zhangjiakou (Units 1, 3 and 4)), we charged a tariff of RMB 327 per MWh (inclusive of tax) for the three years ended 31 December 2000, 2001 and 2002. For Zhangjiakou Unit 2 and Zhangjiakou Units 5 to 8, we charged a tariff of RMB 300.5 per MWh (inclusive of tax) and RMB 317 per MWh (inclusive of tax), respectively. Finally, our power generating units in Datang Panshan Power and Datang Tuoketuo Power (Phase I) have a tentative settlement tariff of RMB 262.4 per MWh (inclusive of tax), which is applied on an interim basis pending approval from SDRC. The power generating units of Datang Huaze Hydropower (Fengning) charge a tariff of RMB 950.0 per MWh. See "Business — Tariff policy".

We collect tariffs from NCPGC on a monthly basis based on the amount of power purchased by NCPGC.

Planned acquisitions

We plan to expand our operations by acquiring interests in State-owned power generation assets which may be available as a result of the ongoing reform of the power industry and by actively pursuing other acquisition opportunities throughout the PRC which may add value to our existing business.

Capital expenditures associated with greenfield projects

Our results of operations will depend on the changes in our revenue, costs and expenses resulting from increased capital expenditures associated with our Projects. See "— Liquidity and capital resources — Capital expenditure".

Government regulations and market conditions affecting the price of coal, railway transportation costs, and other operating expenses

Most of our Operating Power Plants and Projects are coal-fired, and our coal needs are supplied to our existing plants primarily by rail. As such any factors affecting the price of coal and railway transportation costs could affect our results of operations.

Demand for power by end-users

Increase in demand for power will depend in part on the growth of the PRC economy and the principal drivers for such economic growth. We believe that industrial, commercial, and residential end-users will continue to be our primary end-users in the power consumption market and our results of operations will depend primarily on the growth in electricity demand of these sectors.

RESULTS OF OPERATIONS

Six months ended 30 June 2003 compared to six months ended 30 June 2002

Operating revenue. For the six months ended 30 June 2003, net operating revenues increased 28.9 per cent. to RMB 4,501.7 million as compared with RMB 3,491.5 million for the corresponding period in 2002, principally due to increased power generation revenues. Our gross power generation for the six months ended 30 June 2003 increased by 29.9 per cent. as compared with the corresponding period in 2002 primarily due to: (i) the continuous increase in power consumption in the BTT Area despite the impact of SARS; (ii) the continuous expansion of the Company's generation capacity as a result of the commencement of commercial operations of Datang Panshan Power Unit 2 in July 2002; and (iii) the effective engineering and safety management of existing units which enabled them to operate at high operating levels throughout the first half of 2003.

Operating costs. Total operating costs for the six months ended 30 June 2003 increased 26.5 per cent. to RMB 3,129.5 million (being 69.5 per cent. of operating revenue) as compared with RMB 2,473.1 million (being 70.8 per cent. of operating revenue) for the corresponding period in 2002. The increase in operating costs was

principally due to increased coal prices and increased power generation capacity resulting in increased fuel costs, increased depreciation, increased labour and other expenses. As a result of the cost controlling measures implemented by us, unit cost for power generation decreased 3.5 per cent. to RMB 182.18 per MWh for the six months ended 30 June 2003 from RMB 188.85 per MWh for the corresponding period in 2002.

Operating profit. As a result of the foregoing factors, operating profit for the six months ended 30 June 2003 increased 34.7 per cent. to RMB 1,372.2 million as compared with the RMB 1,018.4 million for the corresponding period in 2002.

Interest Income. Interest income for the six months ended 30 June 2003 decreased 49.2 per cent. to RMB 24.5 million as compared with RMB 48.2 million for the corresponding period in 2002, principally due to a decrease in our time deposits.

Finance Costs. Finance costs for the six months ended 30 June 2003 amounted to RMB 233.7 million, which remained stable as compared with the finance costs for the corresponding period in 2002 (RMB 236.6 million).

Profit before taxation. Profit before taxation for the six months ended 30 June 2003 increased 40.4 per cent. to RMB 1,170.2 million as compared with RMB 833.7 million for the corresponding period in 2002, principally because of increased power generation revenues and reduced unit cost for power generation.

Taxation. Taxes for the six months ended 30 June 2003 increased 40.6 per cent. to RMB 390.4 million (an effective tax rate of 33.4 per cent.) from RMB 277.6 million (an effective tax rate of 33.3 per cent.) for the corresponding period in 2002, principally due to the increase in profit before taxation.

Net profit. As a result of the factors above, net profit for the six months ended 30 June 2003 increased 30.4 per cent. to RMB 784.2 million from RMB 601.3 million for the corresponding period in 2002.

Year ended 31 December 2002 compared to year ended 31 December 2001

Operating revenue. Net operating revenues increased 22.4 per cent. to RMB 8,017.9 million in 2002 from RMB 6,550.6 million in 2001, principally due to increased power generation revenues. Our gross power generation increased by 21.9 per cent in 2002 primarily due to: (i) the continuous increase in power consumption in the BTT Area as a result of domestic economic growth; (ii) the continuous expansion of the Company's generation capacity as a result of the commencement of commercial operations of several new plants, namely Datang Panshan Power Units 1 and 2 and Datang Huaze Hydropower Units 1 and 2, and the fact that 2002 was the first full year of commercial operations for Datang Zhangjiakou Power Unit 8; and (iii) the effective engineering and safety management of existing units which enabled them to operate at high operating levels throughout the year.

Operating costs. Total operating costs increased 25.3 per cent. to RMB 5,580.3 million (being 69.6 per cent. of operating revenue) in 2002 from RMB 4,452.9 million (being 68.0 per cent. of operating revenue) in 2001. Unit cost for power generation also increased by RMB 5.58 per MWh to RMB 183.18 per MWh in 2002. The increase in operating costs was principally due to increased coal prices and increased power generation capacity resulting in increased fuel costs, increased depreciation and increased labour and other expenses. See "Other operating costs" below.

Local government surcharges increased 17.6 per cent. to RMB 102.0 million in 2002 from RMB 86.7 million in 2001 as a result of increased operating revenue.

Fuel costs, consisting principally of the costs of coal and railway transportation, increased 30.8 per cent. to RMB 2,556.2 million in 2002 from RMB 1,954.1 million in 2001 as a result of increased power generation and higher coal prices. Due to increased power generation, the amount of coal we purchased in 2002 increased to 14.7 million tonnes, compared to 11.8 million tonnes in 2001. The average price we paid for coal in 2002 was RMB 170.41 per tonne, compared to RMB 163.7 per tonne in 2001. Measures to reduce energy consumption were upheld despite adverse conditions resulting from the continuous rise in fuel prices. As a result, the rise in unit fuel cost due to the continuous rise in coal prices was effectively controlled and was only increased 5.93% from RMB 80.76 per MWh in 2001 to RMB 85.55 per MWh in 2002.

Repair and maintenance costs increased 26.1 per cent. to RMB 278.1 million in 2002 from RMB 220.5 million in 2001 as a result of the overall increase in number of power generating units.

Depreciation increased 29.0 per cent. to RMB 1,382.6 million in 2002 from RMB 1,071.9 million in 2001, principally because of the overall increase in number of power generating units.

Labour expenses increased 21.0 per cent. to RMB 440.8 million in 2002 from RMB 364.2 million in 2001 as a result of increased compensation for our employees in response to their increased productivity during the year.

Other operating costs, which include ash disposal fees, water charges, material costs, dispatch and management fees paid to NCPGC and waste discharge fees, increased 8.6 per cent. to RMB 820.6 million in 2002 from RMB 755.5 million in 2001, principally due to increased power generation.

Operating profit. As a result of the foregoing factors, operating profit increased 16.2 per cent. to RMB 2,437.6 million in 2002 from RMB 2,097.7 million in 2001.

Interest Income. Interest income decreased 38.2 per cent. to RMB 89.3 million in 2002 from RMB 144.5 million in 2001, principally due to the decrease in our bank deposits and the decrease in interest rates on our time deposits.

Finance Costs. Finance costs increased 422.6 per cent. to RMB 522.1 million in 2002 from RMB 99.9 million in 2001, principally due to the following factors: (i) there was a loss in fair value of RMB240.2 million on an interest rate swap entered into by our subsidiary Datang Tuoketuo Power for the purpose of hedging against its interest rates risk in connection with its long term loans. The loss in fair value was recorded as a finance cost because the swap did not qualify as an effective hedge under IAS 39 (See "Notes to the Consolidated Financial Statements of Beijing Datang Power Generation Company Limited and its subsidiaries for the years ended 31 December 2000, 2001 and 2002 — Note 20(a)"); and (ii) at the same time, our total interest expenses increased by 184.2 per cent. to RMB 282.5 million in 2002 from RMB 99.4 million in 2001. The increase in interest expenses was principally attributable to the categorisation of interest expenses incurred on long- and short-term loans for the construction of Units 1 and 2 of Datang Panshan Power as finance costs after their commencement of operations in 2002, whereas such interest expenses were capitalised prior to their commencement of operations.

Profit before taxation. Profit before taxation decreased 6.3 per cent. to RMB 2,010.3 million in 2002 from RMB 2,146.2 million in 2001, principally because of the increase in operating costs and finance costs.

Taxation. Taxes decreased 5.9 per cent. to RMB 672.2 million (an effective tax rate of 33.4 per cent.) in 2002 from RMB 714.5 million (an effective tax rate of 33.3 per cent.) in 2001, principally due to the decrease in profit before taxation.

Net profit. As a result of the factors above, net profit slightly decreased 2.3 per cent. to RMB 1,404.6 million in 2002 from RMB 1,438.1 million in 2001. Net profit, excluding the impact of the interest rate swap, however, increased by 4.39%.

Year ended 31 December 2001 compared to year ended 31 December 2000

Operating revenue. Net operating revenues increased 15.0 per cent. to RMB 6,550.6 million in 2001 from RMB 5,694.2 million in 2000, principally due to increased power generation revenues. 2001 was the first full year of commercial operations for Zhangjiakou Units 2 and 7 and at the same time, there was an increase in demand for power in the BTT Area as a result of domestic economic growth. These factors contributed significantly to the increase in our gross power generation (which increased by 18.6 per cent. in 2001) and the resulting increase in operating revenue in 2001.

Operating costs. Total operating costs increased 22.0 per cent. to RMB 4,452.9 million (being 68.0 per cent. of operating revenue) in 2001 from RMB 3,650.7 million (being 64.1 per cent. of revenue) in 2000. The increase in operating costs was principally due to increased power generation and power generation capacity resulting in increased fuel costs, increased depreciation and increased labour and other expenses. See "— Other operating costs", below.

Local government surcharges increased 17.9 per cent. to RMB 86.8 million in 2001 from RMB 73.6 million in 2000 as a result of increased operating revenue.

Fuel costs, consisting principally of the costs of coal and railway transportation, increased 15.8 per cent. to RMB 1,954.1 million in 2001 from RMB 1,686.7 million in 2000 as a result of increased power generation. The volume of coal we purchased in 2001 increased to 11.83 million tonnes in 2001, compared to 10.63 million tonnes in 2000, due to increased power generation. The price we paid for coal in 2001 was RMB 163.7 per tonne, compared to RMB 161.4 per tonne in 2000. To mitigate the rise in the cost of coal in 2001, we have adopted various cost control measures which increased our coal consumption efficiency, resulting in a reduction of our unit fuel cost by RMB 0.88 per MWh compared to 2000 to RMB 80.76 per MWh.

Repair and maintenance costs increased 13.5 per cent. to RMB 220.5 million in 2001 from RMB 194.3 million in 2000 as a result of overall increase in number of power generating units and general maintenance work undertaken on new operating units.

Labour expenses increased 27.4 per cent. to RMB 364.2 million in 2001 from RMB 285.9 million in 2000 as a result of increased compensation for our employees in response to their increased productivity during the year as well as a general inflation of costs associated with salary and benefits in the North China Area.

Depreciation increased 18.5 per cent. to RMB 1,071.9 million in 2001 from RMB 904.4 million in 2000 principally because 2001 was the first full year of commercial operations for Zhangjiakou Units 2 and 7.

Other operating costs, which include waste discharge fees, ash disposal fees and other operating costs, increased 49.4 per cent. to RMB 755.5 million in 2001 from RMB 505.8 million in 2000, principally due to increased power generation, increased waste discharge fees and pre-operating expenses incurred for the subsidiaries.

Operating profit. As a result of the foregoing factors, operating profit increased 2.7 per cent. to RMB 2,097.7 million in 2001 from RMB 2,043.5 million in 2000.

Interest Income. Interest income decreased 15.8 per cent. to RMB 144.5 million in 2001 from RMB 171.7 million in 2000 principally due to the decrease in interest rates on our bank deposits.

Finance Costs. Finance costs decreased 30.9 per cent. to RMB 99.9 million in 2001 from RMB 144.6 million in 2000 principally due to the increase in the capitalisation of interests on the financing for our property, plant and equipment. Interests capitalised amounted to RMB 251.9 million in 2001 compared to RMB 138.1 million in 2000. For the same reason, our total interest expenses decreased by 28.8%.

Profit before taxation. Profit before taxation increased 3.7 per cent. to RMB 2,146.2 million in 2001 from RMB 2,070.6 million in 2000, principally because of the increase in operating profit.

Taxation. Taxes increased 2.8 per cent. to RMB 714.5 million (an effective tax rate of 33.3 per cent.) in 2001 from RMB 695.3 million (an effective tax rate of 33.6 per cent.) in 2000, principally due to the increase in profit before taxation.

Net profit. As a result of the factors above, net profit increased 4.6 per cent. to RMB 1,438.1 million in 2001 from RMB 1,375.3 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Indebtedness and contingent liabilities

As of 30 June 2003, we had outstanding consolidated indebtedness of approximately RMB 10,236.6 million, comprising long term loans (including current portion due within one year) of RMB 8,456.1 million and short term loans of RMB 1,780.5 million. As of 30 June 2003, the weighted average interest rate on our indebtedness was 5.42 per cent. per annum. All of our borrowings were unsecured. As of 30 June 2003, NCPGC and our other minority shareholders guaranteed RMB 4,972.5 million of our total borrowings. We expect that the guarantees given by NCGPC will be assumed by CDT in future.

We believe that our existing banking facilities and credit lines together with internally generated cash and the proceeds of the issue of the Bonds, are sufficient to fund our anticipated working capital and capital expenditure requirements for 2003.

Of our total indebtedness as of 30 June 2003, approximately 76.5 per cent. was denominated in RMB and 23.5 per cent. was denominated in US dollars.

The following table shows our total consolidated combined contractual obligations (excluding capital commitments) as of 30 June 2003 according to payments due for the periods indicated below:

	Payments due by period				
	Total	Less than 1 year	1-2 years	2-5 years	Over 5 years
	In RMB (millions)				
Short-term debt	1,780.5	1,780.5	—	—	—
Long-term debt (including current portion due within one year)	8,456.1	607.1	1,051.2	4,050.7	2,747.1
Operating leases	107.1	12.1	10.9	22.8	61.3
Total consolidated contractual cash obligations (excluding capital commitments)	10,343.7	2,399.7	1,062.1	4,073.5	2,808.4

Our capital commitments principally relate to expenditures on our Projects. As of 30 June 2003, we have capital commitments of RMB 6,382.5 million which had been authorised and contracted for. Based on our experience, we believe that our actual expenditures on our Projects will on average likely be less than our contracted capital commitments as a result of the measures implemented by us in controlling our project development costs. As of 30 June 2003, we also have capital commitments of RMB 4,020.0 million which had been authorised but not yet contracted for. See "Notes to the Unaudited Consolidated Financial Statements of Beijing Datang Power Generation Company Limited and its subsidiaries for the six months ended 30 June 2002 and 2003 — Note 10(a)". We are unable, at present, to ascertain the payment due dates with respect to each of such capital commitments until after the commencement of work on such Projects.

Capital expenditure

Our principal requirements for capital are in relation to purchases of equipment and materials for, and the construction of, new power plants, potential acquisitions of power assets, and the upgrading of facilities at our existing plants. We expect that such purchases and expansion will continue to be the principal use of capital for the foreseeable future. We expect to finance our current and future greenfield projects, and potential acquisitions of power generation assets, through:

- bank loan facilities;
- internally generated funds;
- the net proceeds from the Offering; and
- future debt and equity financings.

We are required to obtain regulatory approval in connection with all foreign currency debt financing. We have agreed that we will not issue, offer, sell, contract to sell or otherwise dispose of any interest in any H Shares (excluding any H Shares to be issued upon conversion of the Bonds) or securities of the same class as the Bonds or the H Shares without the prior written consent of the Lead Manager on behalf of the Managers between the date of this Offering Circular and the date which is 180 days after the Closing Date. See "Subscription and sale".

We, as well as our joint venture partners, typically provide a capital contribution of approximately 20 to 25 per cent. of the total cost of each greenfield project. The balance of the total cost of the greenfield project is typically financed by debt. Each of BIPDIC, HCIC and TJIC have agreed to grant us the right of first refusal to develop, construct and operate current and future greenfield projects in the BTT Area. CDT has also granted us a preferential right to develop and acquire power projects in the areas in which CDT has operations. See "Principal Shareholders".

Our estimated capital expenditures for the years 2003, 2004 and 2005 (assuming that all necessary approvals and consents are obtained and assuming that both equipment and financing will be obtainable on a timely basis and that construction proceeds on a schedule typical of other power plants of the same size and technology) are RMB 4,634 million, RMB 5,473 million and RMB 3,214 million, respectively.

Our capital expenditure includes expenditures on the construction of power plants, acquisition of subsidiaries, acquisition of power generating units (if any for that year), and additions to property, plant and equipment. Net cash used in capital expenditure for the year ended 31 December 2002 totalled RMB 5,044.7 million and were made primarily in connection with development costs associated with Datang Shentou Power, Datang Pingwang Power and Datang Tuoketuo Power and the technological upgrade of Datang Tangshan Power. Net cash used in capital expenditure for the year ended 31 December 2001 totalled RMB 3,053.0 million and were made primarily in connection with the construction of Zhangjiakou Unit 8, Datang Tuoketuo Power and Datang Panshan Power, and the injection of equity for project development by subsidiaries such as Datang Honghe Power, Datang Liancheng Power, Datang Pingwang Power and Datang Shentou Power and technological and environmental upgrade projects at our Operating Power Plants. Net cash used in capital expenditure for the year ended 31 December 2000 totalled RMB 3,730.0 million and were made primarily in connection with construction of Zhangjiakou Units 7 and 8, Datang Tuoketuo Power and Datang Panshan Power, the acquisition of equity interest in Datang Huaze Hydropower, the acquisition of Zhangjiakou Unit 2, investment in an associate and technological and environmental upgrade projects at our Operating Power Plants.

Liquidity

Our principal source of liquidity for the years ended 31 December 2000, 2001 and 2002 was net cash provided by operating activities and debt financing. Our cash has principally been used for operations and investing in property, plants and equipment.

Net cash provided by operating activities increased 12.4 per cent. to RMB 2,169.7 million in 2002 from RMB 1,929.7 million in 2001, primarily due to an increase in cash generated from operations, which was partially offset by an increase in dividend payments during the year.

Net cash used in investing activities only decreased 4.3 per cent. to RMB 3,241.0 million in 2002 from RMB 3,387.8 million in 2001, notwithstanding a substantial decrease in short-term bank deposits over three months and an increase in proceeds from disposal of investments as we increased our capital expenditure.

Net cash provided by financing activities increased 41.0 per cent. to RMB 2,148.2 million in 2002 from RMB 1,523.3 million in 2001, primarily due to an increase in long- and short-term loans incurred by us to finance our capital expenditure.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates, foreign currency exchange rates and fuel prices.

Our exposure to financial market risks derives primarily from changes in interest rates and exposure to foreign currency exchange fluctuations, particularly as all of our revenues and expenditures are denominated in RMB. The Ministry of Finance has borrowed from the International Bank for Reconstruction and Development certain US dollar denominated loans which were on-lent to our subsidiary, Inner Mongolia Datang Tuoketuo Power Generation Company Limited, for the construction of Phase I of Datang Tuoketuo Power. See "Notes to the Financial Statements of Beijing Datang Power Generation Company Limited and its subsidiaries for the years ended 31 December 2000, 2001 and 2002 — Note 15(c)". These loans, which total approximately US$252 million, have a floating interest rate of LIBOR for each interest period plus 0.5 per cent. As at 31 December 2002, we had drawn down approximately RMB 1,773.8 million of these loans. See "Notes to the Financial Statements of Beijing Datang Power Generation Company Limited and its subsidiaries for the years ended 31 December 2000, 2001 and 2002 — Note 15(c)".

We are generally not exposed to any short-term fluctuations in coal prices as we have entered into one-year coal supply contracts with the majority of our coal suppliers. For the year ended 31 December 2002, our total fuel costs were RMB 2,556.2 million, of which approximately 98.9 per cent. was in respect of purchases of coal. For the year ended 31 December 2001, our total fuel costs were RMB 1,954.1 million, 98.8 per cent. of which were in respect of purchases of coal.

Industry overview

We own, operate and develop power plants in the region served by the BTT Power Grid, called the BTT Area, and other regions in the PRC. The BTT Power Grid is the portion of the North China Power Network that services Beijing, Tianjin and northern Hebei province. The following sections describe the economy of the PRC and the region served by our power plants as well as the power industry in the PRC and the BTT Power Grid. Some of the statistics set out in this section have been extracted from various international organisation, government and private publications. We, together with our Directors and the Managers, make no representation as to the accuracy of such information. Furthermore, no representation is made that any correlation exists between the PRC, its economy in general or its power industry and our performance. Although statistics with respect to the economy of the PRC and its power industry generally accord with observed economic trends, some statistics may not correspond to measures in developed countries. Due to such factors, statistical information regarding the economy of the PRC and its power industry may be inaccurate or not comparable to statistical information with respect to other developed economies or their electric power industries.

THE PRC POWER MARKET

National

For the year 2002, the PRC's power industry ranked second in the world for both annual electricity generation and installed electricity generating capacity of approximately 1,654.2 billion KWh and 356,570 MW, respectively. However, the PRC's total net electricity consumption rate in 2002 is low compared with its population of over 1.3 billion, resulting in low per capita electricity consumption figures. The installed capacity of the PRC's power plants is still insufficient to meet current and expected future demand for electricity.

The following table illustrates this situation on a comparative basis indicating, with respect to the PRC, that while its economic growth rate for 2001 was among the highest of the countries mentioned, it was considerably below the average per capita electricity consumption.

	As at 1 January 2001	As at and for year ended 31 December 2001		
	Installed capacity	Per capita electricity generation	Per capita GDP	GDP growth rate
	(MW)	(kWh)	(US$)	(%)
Australia	42,732	10,172	23,256	0.82
Canada	111,128	18,221	23,106	0.48
France	111,330	8,788	30,619	1.27
Germany	113,693	6,615	32,806	0.34
Hong Kong	11,568	4,536	24,499	(0.63)
Italy	68,540	4,467	21,149	1.44
Japan	234,533	8,142	44,381	(0.25)
PRC	318,317	1,105	867	6.07
Singapore	6,730	7,380	27,125	(4.65)
South Korea	52,085	6,140	13,503	2.88
United Kingdom	76,304	6,062	22,421	1.88
United States	812,667	13,098	31,832	(0.65)

Source: Economist Intelligence Unit, Department of Energy, USA, 2002

Overall, the growth in the PRC economy has led to a significant increase in demand for electricity over the past two decades. Industrial growth in particular has fueled demand for electricity supply.

Regional

All of our Operating Power Plants are connected to the BTT Power Grid, part of the North China Power Network. The region served by the North China Power Network has benefitted from the rapid economic development and improved living standards created by the economic reform programme.

The following table sets forth certain aggregate economic indicators for the municipalities of Beijing and Tianjin and Hebei province (only the northern portion of which is served by the BTT Power Grid) from 1998 to 2002:

	1998	1999	2000	2001	2002	Percentage change (1998-2002)
GDP (Billion RMB)	761	819	921	1,022	1,123	47.6%
Per capita GDP[(1)] (RMB/person)	8,697	9,310	10,255	11,225	12,253	40.9%

Source: PRC State Statistics Bureau

Note:

(1) Population weighted average.

DEVELOPMENTS IN THE POWER INDUSTRY OF THE PRC

Due to the rapid expansion of the PRC economy, the development of the country's power industry has been unable to keep pace with the demand for electricity by relying solely on the central government for investment in the construction of power plants. The central government, local governments, large enterprises and foreign investors have therefore invested, since the 1980s, in the development of power plants in order to meet the growing demand for electricity in the PRC.

Total power generation in the PRC increased by 20.9 per cent. between 2000 and 2002. From 2000 to 2002, installed capacity increased by approximately 37,249 MW, representing an annual average increase of approximately 18,625 MW.

The following table indicates the growth in installed capacity, electricity generation, electricity consumption and GDP in the PRC for the years 1992 to 2002.

Year	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Installed capacity (MW) .	166,532	182,911	199,897	217,224	236,542	254,238	277,289	298,768	319,321	338,612	356,570
Increase in capacity over previous year (per cent.)	9.9	9.8	9.3	8.7	8.9	7.5	9.1	7.7	6.9	6.0	5.3
Electricity generation (million MWh)	754.2	836.4	927.9	1,006.9	1,079.84	1,134.2	1,157.7	1,233.1	1,368.5	1,537.4	1,654.2
Increase in generation over the previous year (per cent.)	11.3	10.9	10.9	8.5	7.2	5.1	2.1	6.5	11.0	12.3	7.6
Electricity consumption (TWh)	745.5	820.1	904.7	988.6	1,057.0	1,103.9	1,134.7	1,209.2	1,346.6	1,398.3	1,449.4
Per capita electricity consumption (kWh) ..	638.7	645.0	758.6	820.6	869.0	899.2	915.8	967.0	1,067.2	1,095.6	1,128.3
GDP (RMB billion)	2,394	3,138	4,380	5,773	6,780	7,477	7,955	8,205	8,940	9,593	10,240

Sources: PRC State Statistics Bureau; Economist Intelligence Unit.

From 1998-1999, the PRC's power industry experienced a relative oversupply problem, due in part to a relative slowdown in domestic economic growth and impact of structural changes in the economy which resulted in a reduction in electricity demand. Despite the 1998-1999 period of oversupply, many areas of the PRC continue to suffer from significant power shortages. Demand for electricity for industrial use is the principal factor in the continued increase in demand for power.

Recent regulatory changes introduced by the PRC government are expected to have wide-ranging effects on the PRC power market, both on a national and regional level. See "Regulation — Recent developments".

PEAK AND SEASONAL DEMANDS

The demand for electric power experiences fairly predictable daily and other seasonal cycles. The peak periods of power use in the PRC are in the early morning and evening when industrial, commercial and residential use is highest. This "evening peak period" is especially evident in cities and regions which are experiencing rapid economic growth. Because the PRC had a significant shortage of electricity generating capacity in the past, the dispatch centres restricted the access to electricity of certain users during peak periods of demand. Generally, all available power plants operate at full capacity during peak periods, subject to grid-wide safety reserve margins and other requirements.

INVESTMENT IN THE POWER INDUSTRY

Prior to 1985, virtually all investments in China's electric power industry were financed by the PRC government. Beginning in 1985, the PRC government began to implement a policy of using a variety of financing methods to develop the electric power industry. Such financing methods include:

- allowing local governments to participate in the development and ownership of power plants in their areas;
- lending funds to local and provincial power generation companies for the development and construction of such projects; and
- permitting foreign investment and participation in the development and operation of power plants in China.

Since 1985, the PRC government has had a policy of encouraging utilisation of foreign capital to develop China's power industry. The PRC government launched a program soliciting bids to build, operate and transfer concession rights in 1995 to attract foreign investment in infrastructure projects. Hong Kong investment companies and developers were the first foreign companies to invest in the industry. By the mid-1990s, developers and investors from other countries began pursuing investment opportunities in various power projects in China. As a result of the PRC's World Trade Organisation (WTO) accession on 11 December 2001, the PRC's economy is expected to gain further momentum, which is expected to trigger increased demand for power. As a result, foreign investments in the electricity and power industry are expected to increase.

RESOURCES

Overview

The PRC's main energy resources for power generation, coal and hydropower, are not evenly dispersed geographically. The majority of the PRC's coal reserves are located in the northern provinces, and the majority of the PRC's hydropower resources are located in the western part of the country. Because the PRC's economically developed regions are principally found in the eastern and southern coastal areas, the State Power Corporation had developed plans to expand the interconnected power networks by installing high voltage transmission lines to facilitate the transmission of power from the west to the east. The overall "West-East Power Transmission" projects are among the four key strategic infrastructure investment schemes listed in the State's Tenth Five-year Plan. The PRC is also considering expanding energy production through renewable energy sources such as wind and solar to the rural parts of the country that have limited access to the national electricity grid.

Coal industry

According to PRC industry statistics, the PRC was the world's largest producer of raw coal in 2002, with an output of approximately 1.4 billion tonnes. Coal is used in the PRC not only for the generation of electricity and other industrial applications but is also widely used for heating. A majority of the PRC's coal reserves are located in the northern region of the PRC, with a large portion in Shanxi province, Hebei province and Inner Mongolia, where our power plants and greenfield projects are primarily located.

To the extent that electric power plants are not located in close proximity to coal mines, the coal used in the PRC power industry must be transported from inland coal mines by rail to power plants located in inland provinces or to the coast for forwarding to power plants in other coastal areas. Railway transportation capacity is generally insufficient to satisfy industrial and commercial transportation needs. As a result, railway transportation is allocated by the PRC government at set prices.

The PRC's coal industry has experienced environmental and safety problems in recent years and the PRC government has begun implementing certain reforms, including closing down small coal mines. This initiative has had an impact on coal supply and coal price. The PRC's coal demand is projected to rise due to domestic economic growth which has contributed to continued increase in coal prices in the PRC in recent years.

Environmental initiatives

The PRC government has pursued a policy of encouraging the use of clean sources of energy. While coal continues to be used as a primary fuel source, other types of energy are also being actively developed and utilised.

The percentage of electric power from thermal power, which consists predominantly of coal-fired generation, is approximately 80.0 per cent. in 2002. However, the PRC is also increasing its utilisation of other power generation means, such as hydropower and nuclear power. For example, the PRC is currently constructing the Three Gorges Dam project, the world's largest, in terms of capacity, hydropower plant which is expected to be completed in 2010. Nevertheless, it is expected that the PRC will continue to rely on coal as the primary fuel source for electricity generation for the foreseeable future.

The PRC government now emphasises the construction of larger and more efficient generating units of 300 MW or above and the refurbishment or upgrading of older plants. To the extent possible, new thermal generating plants will be constructed near coal mines to minimise transportation bottlenecks and expenses and urban pollution.

TRANSMISSION AND DISPATCH

All electricity produced in China is dispatched by grid operators, except for that generated by units not connected to a grid. The grids and the electric power dispatch to each grid are administered by dispatch centres operated by the respective grid operators.

In order to achieve a more efficient and rational dispatch of electricity, the State Council issued, with effect from November 1993, the Regulations on the Administration of Electric Power Dispatch to Networks and Grids. The dispatch regulations are the first nationwide regulations in China governing the dispatch of electricity. Under these regulations, dispatch centres were established at each of the five levels: national, regional, provincial, municipal and county. Pursuant to the principles of unified dispatch set forth in the dispatch regulations, dispatch centres at lower levels are required to comply with dispatch instructions of higher level dispatch centres.

Dispatch centres are charged with setting production levels for the various power plants connected to the grid. To determine production levels, each power plant receives on a daily basis from its local dispatch centre an expected hour-by-hour output schedule for the following day, based on expected demand, the weather and other factors. Dispatch centres must dispatch electricity according to, among other things:

- power supply agreements entered into between a grid operator and certain large or primary electricity customers;
- agreements entered into between a dispatch centre and each power plant;
- interconnection agreements between grid operators; and
- the actual conditions of the grid, including equipment capabilities and reserve capacities.

Regulation

OVERVIEW

Power generating companies in the PRC are subject to comprehensive regulation in numerous aspects of their operations, including the development of power plants, the generation and dispatch of power and the setting and adjustment of tariffs.

SDRC (which has replaced SDPC since March 2003) has the primary responsibility for formulating comprehensive annual State Plans, and for drafting and proposing to the State Council the various five-year plans for the PRC economy. Power projects planned by us must be approved by SDRC or relevant local government authorities, and projects of larger scale will require State Council approval.

As part of the reform of the electric power industry, a new industry regulator, CERC has been established under the State Council since December 2002. The main responsibilities of the China Electricity Regulatory Commission include:

- promulgating operating rules for the electric power industry, supervising the operation of the electric power industry and safeguarding fair competition;

- advising price bureaus on tariff adjustments;

- monitoring the quality and standard of production by electric power enterprises and issuing and administering electric power business permits; and

- handling electric power market disputes.

THE ELECTRIC POWER LAW

On 28 December 1995, the Electric Power Law was adopted by the Standing Committee of the Eighth National People's Congress of the People's Republic of China and became effective on 1 April 1996. One of the stated purposes of the Electric Power Law is to protect legitimate interests of investors, operators and consumers. The law states that the State encourages and guides and oversees economic organisations and persons to, according to the law, invest in the development of electric power sources and to establish electric power production enterprises and announces the principle that those who invest in the electric power industry should benefit from their investment. The Electric Power Law provides a framework under which the PRC government regulates the electric power industry.

TARIFF DETERMINATION

In the past, electricity tariffs were generally set under the State Plan and most electricity has traditionally been purchased from power plants at State Plan rates. Tariffs for independent power plants, however, are generally negotiated between such power plants and the relevant local grid operators and are also subject to governmental approval.

In the effort to standardise and formalise electricity tariff determination, the Electric Power Law established broad principles with respect to calculating and setting tariffs. The law states that the tariff received by electricity producers shall be formulated to provide reasonable compensation for costs (including taxes) as well as a reasonable profit, to share expenses fairly and to promote the construction of electric power projects. The Company believes that this principle is reflected in its current tariff determination process. See "Management's discussion and analysis of financial condition and results of operation — Factors affecting results of operations".

The Electric Power Law further provides that a uniform tariff shall be paid to all electricity producers for electricity of the same quality provided to a single grid, but empowers the State Council to formulate specific measures if, due to "special circumstances", an electricity producer needs to charge a different tariff. Currently it is not uncommon to have different tariffs paid to different electricity producers for electricity of the same quality provided to the same grid. To date, no regulations have yet been implemented that establish a procedure to obtain an explicit approval of a tariff on the basis of "special circumstances".

On 23 April 2001, SDPC (now SDRC) released the No. 701 Document containing guidelines for tariff reform, further elaborating on the Electric Power Law's approach to calculating tariffs. The No. 701 Document is intended to adjust the current approach for the determination of on-grid tariffs with a view to alleviating the pressure to increase tariffs before the launch of the "competitive bidding for on-grid tariffs" reform policy. Upon the launch of the "competitive bidding for on-grid tariffs" reform policy, on-grid tariffs are expected to be governed by market forces.

Previously, the calculation of on-grid tariffs had been based on the cost of an individual power generation project's need to repay principal and interest. With the introduction of the No. 701 Document, on-grid tariffs are determined by "average on-grid tariffs", which are calculated on the basis of the operational term of power projects. The average operating term of a coal-fired power plant is fixed at 20 years and the operational term for a hydropower plant is fixed at 30 years. For a newly-constructed power plant, the calculation of its on-grid tariffs is based on the average costs of advanced generators of identical type that have been constructed during the same period within the same provincial grid.

THE STATE POWER CORPORATION

The State Power Corporation was created by the State Council on 16 January 1997 as a group corporation with enterprise legal person status and is wholly-owned by the State. The functions of the State Power Corporation previously included ownership of power industry assets owned by the State and acting as principal investment arm, operator and manager of such assets on behalf of the State. Its power generation assets and interests were subsequently allocated to five national IPPs, and its power grid assets and interests were subsequently allocated to two grid companies by the State Council.

The purpose of such reform is to separate the operations of power generating plants from grid operation. The separation is in progress. The five national IPPs are: (i) Guodian Power Group; (ii) China Power Investment; (iii) China Huaneng Group; (iv) CDT; and (v) China Huadian Group. Each national IPP will have comparable market share in the PRC electricity market. The two grid companies are: (i) State Grid Corporation; and (ii) Southern China Power Grid Company Limited. State Grid Corporation comprises five regional grid companies serving northern, northeastern, eastern, central and northwestern China respectively, whereas Southern China Power Grid Company Limited was formed by combining the grid assets in Guangdong, Guangxi, Yunnan, Guizhou and Hainan.

Business

OVERVIEW

We are one of the largest independent power producers in the PRC. As at 15 August 2003, our installed capacity and equity capacity amounted to 7,370 MW and 6,588 MW, respectively. We, together with our subsidiaries, own and operate six coal-fired power plants and a hydropower plant. Through our subsidiaries and associates, we are also in the process of constructing eight power projects (comprising five coal-fired projects in Inner Mongolia, Shanxi, Hebei and Gansu and three hydropower projects in Yunnan) and developing two greenfield coal-fired power projects in Yunnan and Hebei. Our installed capacity and equity capacity are expected to increase to 12,639 MW and 9,992 MW, respectively, once these projects are completed. We are headquartered in Beijing and presently all of our Operating Power Plants are located in the North China Area. Substantially all of the power we generate is supplied to NCPGC. We are currently expanding our operations to other parts of China through our Projects.

We were the first PRC-incorporated power company to be listed on the Hong Kong Stock Exchange and the first PRC-incorporated company to be listed on the London Stock Exchange. We have received awards and accolades relating to our business operations from various international financial magazines and institutions:

- World's Top 250 Energy Companies 2002 (Global Energy Business)
- Best Corporate Governance in China 2002 (Euromoney)
- Best Managed Companies in China 2001 and 2002 (Finance Asia)
- China's Top 50 Listed Companies 2002 (Fortune)
- Best Investor Relations in China 2002 (Institutional Investors and Reuters)
- Best Managed Companies in China 2002, 2001, 2000, 1998 and 1997 (Asiamoney)
- Best Corporate Governance in China 2001 and 2002 (The Asset)
- Asia's Top 100 Companies 2000 (HSBC)
- Best Company in Asia 1999 (The Asset)

As of 31 December 2002, we had a registered capital of RMB 5,163 million, and for the year ended 31 December 2002, our consolidated revenues and consolidated net profits were RMB 8,018 million and RMB 1,405 million, respectively. For the six months ended 30 June 2003, our unaudited consolidated revenues and unaudited consolidated net profits were RMB 4,501.7 million and RMB 784.2 million, respectively.

COMPETITIVE STRENGTHS

We are one of the largest independent power producers in the PRC and we believe we have competed and will continue to compete successfully by:

- Maintaining high standards of professional management and operational standards in order to ensure the smooth and efficient management of our power plants;
- Managing our unit costs aggressively in our daily operations and in the development and construction of our Projects;
- Operating in the BTT Area, which is the political and cultural heart of the PRC and a zone of high economic growth;
- Operating at relatively close proximity to the PRC's largest store of coal reserves in northern China; and
- Maintaining a strong financial position, good corporate record keeping, and good reputation in the market as a publicly-listed company.

Maintaining high standards of professional management and operational standards in order to ensure the smooth and efficient management of our power plants

We believe that a strong management is our greatest asset. We have a team of management members, engineers and technicians of high calibre. Many of our senior management members have extensive operational and management experience in the power industry and enjoyed long tenure with the Company. The quality and strength of our management team have resulted in more effective cost control and enhanced our ability to maintain profit margins. Our generation units have also achieved industry leading reliability and fuel consumption efficiency rates. Since our public listing in 1997, our management team has repeatedly been recognised by internationally acclaimed financial publications and institutions in their annual awards as one of the PRC's best management teams.

Managing our unit costs aggressively in our daily operations and in the development and construction of our Greenfield Projects

We have consistently pursued a strategy of low cost expansion since our public listing in 1997. Most of the power generating units acquired subsequent to 1997 were manufactured domestically, albeit with quality meeting international standards. As such, we have been able to compete on operating costs and construction costs, as well as power generation costs, without compromising the quality of our services. We believe that our ability to construct new plants and to operate our existing plants at relatively low cost are key to our ability to maintain profit margins and competitive tariffs. We believe that this aspect of our operations will be of even greater significance to our competitiveness if and when the ongoing reform of the power industry leads to the implementation of competitive bidding for on-grid tariffs on all independent power producers in the PRC.

Operating in the BTT Area, which is the political and cultural heart of the PRC and a zone of high economic growth

We believe that we have a competitive edge because substantially all our operations are based in the North China Area, which is a high-growth region in the PRC. Beijing, Tianjin and northern Hebei province have generally recorded GDP growth and power demand at rates higher than the average rate in the PRC. As the largest independent power producer in the BTT Area, we believe we are well-positioned to benefit from the continued economic development of this area, which is our principal service area and the hub of political, cultural and economic activities. In particular, we expect power demand to increase in the future with increased economic development in the BTT Area as Beijing prepares for the 2008 Summer Olympics. As of 15 August 2003, our installed capacity accounted for approximately 38 per cent. of the total installed capacity within the BTT Power Grid.

We provide electricity to the BTT Power Grid, which is part of the North China Power Network. The North China Power Network has been ranked as the most stable and reliable power network in the PRC. The North China Power Network continues to rank first among the PRC's regional power networks in terms of transformation capacity, enhancement of transmission and distribution networks, and transmission losses.

Operating at relatively close proximity to the PRC's largest store of coal reserves in northern China

Substantially all of our Operating Power Plants are fuelled by coal. As our current operations are located in the North China Area, we are in relatively close proximity to the PRC's largest store of coal reserves in the provinces of Inner Mongolia, Shanxi and Shaanxi. This significantly reduces the time and expense of transportation from the coal mines to our power plants, compared to power producers in the eastern and southern regions.

Although we intend to increase our investment in hydropower projects in the future, we believe coal-fired power plants will continue to be the principal type of power plants in the PRC, and the strategic location of our operations in the North China Area will continue to provide us with a competitive advantage over other coal-fired power plants.

Maintaining a solid financial position, good corporate record, and good reputation in the market as a publicly-listed company

We believe we currently enjoy a solid assets to liability ratio and strong cash flow. See "Management's discussion and analysis of financial condition and results of operations". Thus, we are well-positioned to pursue our expansion strategy by participating in future greenfield projects and capitalising on acquisition opportunities provided by the anticipated release of State-owned power generation assets.

We were the first PRC incorporated power company to be listed on the Hong Kong Stock Exchange and the first PRC incorporated company to be listed on the London Stock Exchange. We are required by the stock exchanges to provide to our shareholders periodic reports of our business and financial condition. This has helped us increase our financial reporting standards and internal controls and our level of corporate transparency. With these credentials and standards, we are able to maintain a solid balance sheet, good corporate record keeping and good reputation as a publicly listed company.

STRATEGY

Our goal is to be one of the leading power producers in the PRC with an international reputation. We seek to achieve our goal by capitalising on growth opportunities in the North China Area and at the same time selectively expanding our operations outside the North China Area.

In order to achieve our goal, we will pursue the following strategies:

- Enhancing our competitiveness and continuing to manage our costs aggressively and efficiently;
- Focusing on regions which provide us with cost, market or policy advantages;
- Taking advantage of opportunities to develop new projects and acquire operating assets simultaneously; and
- Reducing our exposure to fuel supply risks by diversifying our fuel consumption requirements.

Enhancing our competitiveness and continuing to manage our costs aggressively and efficiently
We aim to be one of the most cost-efficient power producers in the PRC by aggressively managing our cost through strict cost control initiatives which help reducing our unit construction and operating costs. Where feasible, we use domestically manufactured units and a strict bidding system for the third party provision of services to our Company in order to keep construction costs low and further reduce depreciation costs. We believe the 300 MW and above generation units that we are currently developing or constructing will lower the average fuel consumption rate on a continual basis, further reducing unit variable costs. We also seek to benefit from cost savings associated with economies of scale by rapidly expanding our installed capacity. As at 15 August 2003, our total installed capacity has increased by 134 per cent. to 7,370 MW from 3,150 MW since 31 December 1996. We also seek to reduce finance costs by pursuing alternative sources of financing such as issuing convertible bonds in this offering.

Focusing on regions which provide us with cost, market or policy advantages
We plan to develop and construct more large-scale greenfield projects in three regions. First, we will continue to develop projects in northern China near the PRC's largest coal reserves and from which coal can be procured and transported in a more cost-effective manner than in other regions, which will enable us to reduce our operating costs and enhance cost competitiveness. Second, we will intensify our efforts in expanding into the southeastern coastal regions of China, where the relatively developed major economic zones can be found. We believe that major urban areas in this region have strong demand for electric power, can afford to pay relatively higher power tariffs, and continue to offer potential for growth. Third, we plan to focus on western China, an area whose development has been actively promoted by the PRC government. The "West-East Power Transmission" project is one of the key strategic infrastructure investment schemes listed in the State's Tenth Five-year Plan, and we have already made a head start in developing six projects in Yunnan, Gansu and Inner Mongolia (including three hydropower projects in which we invested in the second half of 2002). We expect projects in the western region to enjoy various incentives and benefits provided by the PRC government's development encouragement policy such as swifter government approval for greenfield projects, tax incentives, greater security of tenure of land use rights, and government subsidies for project financing.

We plan to hold majority interests in substantially all of the greenfield projects in which we participate. By developing our business outside the region in which we currently operate, we aim to benefit from economies of scale and to increase significantly our market share and our profile in major regions of economic importance in the PRC.

Upon completion of our Projects, our installed capacity and equity capacity as at 15 August 2003 of 7,370 MW and 6,588 MW, respectively, are expected to increase to 12,639 MW and 9,992 MW, respectively.

Taking advantages of opportunities to develop greenfield projects and acquire operating assets simultaneously

At the same time as we increase our investments in large-scale greenfield projects in certain identified regions, we are also actively pursuing opportunities to acquire operating power generation assets throughout the PRC. We will target at generation assets which enjoy competitive edges and will be able to add value to our existing business, including those owned by other IPPs, foreign investors and CDT. We are presently undertaking a study of certain assets and their respective markets, and tariffs and the potential transferors of such targeted assets.

Reducing our exposure to fuel supply risks by diversifying our fuel consumption requirements

Whilst most of our power plants are coal-fired, we plan to invest in more hydropower in future and we have already made a head start by investing in four subsidiaries which are currently operating, constructing or developing hydropower projects. Provided that costs can be kept under control and efficiency can be preserved, we plan to further diversify our fuel consumption requirements by increasing the proportion of hydropower in our installed capacity so as to reduce our exposure to fuel supply risks, improve our energy efficiency and enhance environmental protection. We will also continue to study the feasibility of alternative energies such as gas-fired and wind power projects.

HISTORY

We are a Sino-foreign joint stock limited company incorporated under the laws of the PRC. We were registered with SAIC on 13 December 1994 as a joint stock limited company. We became a Sino-foreign joint stock company on 13 May 1998. As at 30 June 2003, our registered capital was RMB 5.163 billion. Our scope of business includes construction and operation of power plants, sale of electricity, inspection, maintenance and commissioning of power equipment and power-related technical services.

We listed the H Shares on both the Hong Kong Stock Exchange and the London Stock Exchange on 21 March 1997. As of 15 August 2003, CDT, BIPDIC, HCIC, TJIC, and H Share holders held 35.43 per cent., 13.01 per cent., 13.01 per cent., 10.84 per cent., and 27.71 per cent., respectively, of our shares. As of 3 September 2003, based on the closing price of the H Shares on the Hong Kong Stock Exchange at HK$4.275 per H Share, we had a market capitalisation of approximately HK$6,116 million for the H Shares.

ORGANISATION

We wholly-own and operate four power plants and have interests in eight subsidiaries and eight associates which were formed as joint ventures with other parties to develop and operate our power plants. The following chart shows details of our shareholders and their respective interests in our Company, our power plants, our subsidiaries and associates, and our interests associated with each subsidiary and associate as at 15 August 2003.



CDT 35.43 per cent.
BIPDIC 13.01 per cent.
HCIC 13.01 per cent.
TJIC 10.84 per cent.
H Shareholders 27.71 per cent.
Beijing Datang Power Generation Company Limited
Wholly-owned power plants
Douhe Power Plant 100 per cent.
Gaojing Power Plant 100 per cent.
Zhangjiakou Power Plant 100 per cent.
Xiahuayuan Power Plant 100 per cent.
Subsidiaries and associated companies
Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan Power") 75 per cent.
Hebei Huaze Hydropower Development Company Limited ("Datang Huaze Hydropower") 90.43 per cent.
Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou Power") 60 per cent.
Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe Power") 70 per cent.
Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Datang Lixianjiang Hydropower") 70 per cent.
Yunnan Datang Nalan Hydropower Development Company Limited(1) ("Datang Nalan Hydropower") 51 per cent.
Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power") 60 per cent.
Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan Power") 80 per cent.
Shanxi Datang Pingwang Power and Heat Company Limited ("Datang Pingwang Power") 80 per cent.
Gansu Datang Liancheng Power Generation Company Limited(1) ("Datang Liancheng Power") 55 per cent.
Wenshan Malutang Power Generation Company Limited ("Wenshan Malutang Power") 20.46 per cent.

Notes:

(1) *Notwithstanding our majority equity interests in Datang Liancheng Power and Datang Nalan Hydropower, they are classified as our associates as we do not control the voting rights in these companies.*

(2) *In addition to the subsidiaries and associates named above, we also have interests in five other associates, namely (i) North China Electric Power Research Institute Company Limited, which principally provides power related technology services to power generating companies and in which we own a 30 per cent. equity interest; (ii) Tianjin Dagang Huashi Power Generation Company Limited, which principally engages in power generation business and in which we own a 30 per cent. equity interest; (iii) Beijing Datang Texin Heat Company Limited, which provides heat transmission services and in which we own a 49 per cent. equity interest; (iv) Shanxi Datang Niangziguan Power Generation Company Limited ("Datang Niangziguan Power"), which is in the early stage of developing a potential greenfield power project and in which we own a 54 per cent. equity interest; and (v) Shanxi Datang Yuncheng Power Generation Company Limited ("Datang Yuncheng Power"), which is also in the early stage of developing a potential greenfield power project and in which we own a 51 per cent. equity interest. Notwithstanding our majority equity interests in Datang Niangziguan Power and Datang Yuncheng Power, they are classified as our associates as we do not control the voting rights in these companies.*

(3) *Dotted lines denote joint ventures.*

OPERATING POWER PLANTS

All of our existing coal-fired plants are located near the PRC's major coal-producing regions which provide a ready source of quality fuel. Our hydropower plant is located in Hebei.

The following table shows the location of each of our Operating Power Plants as at 15 August 2003, the installed capacity of each plant, our interest in each plant and our equity capacity in each plant:

Operating Power Plants	Location of plant	Installed capacity	Company's interest in the unit(s)	Equity capacity
Douhe (Phases I-IV) Units 1-8	Hebei	1,550 MW	100 per cent.	1,550 MW
Gaojing Units 1-6	Beijing	600 MW	100 per cent.	600 MW
Xiahuayuan Units 1-3	Hebei	400 MW	100 per cent.	400 MW
Zhangjiakou (Phases I and II) Units 1-8	Hebei	2,400 MW	100 per cent.	2,400 MW
Datang Panshan Power Units 1 and 2	Tianjin	1,200 MW	75 per cent.	900 MW
Datang Huaze Hydropower Units 1 and 2	Hebei	20 MW	90 per cent.	18 MW
Datang Tuoketuo Power (Phase I) Units 1 and 2	Inner Mongolia	1,200 MW	60 per cent.	720 MW
Total capacity		7,370 MW		6,588 MW

The following map shows the map of the PRC and the approximate location of the Operating Power Plants, the Project Under Construction and the Greenfield Projects.


Operating Power Plants:
1 Douhe (Hebei)
2 Gaojing (Beijing)
3 Xiahuayuan (Hebei)
4 Zhangjiakou (Hebei)
5 Datang Panshan Power (Tianjin)
6 Datang Huaze Hydropower (Hebei)
7 Datang Tuoketuo Power (Phase I) (Inner Mongolia)
Projects under Construction:
8 Datang Tuoketuo Power (Phase II) (Inner Mongolia)
9 Datang Pingwang Power (Shanxi)
10 Datang Tangshan Power (Phase I) (Hebei)
11 Datang Shentou Power (Shanxi)
12 Datang Liancheng Power (Gansu)
13 Datang Nalan Hydropower (Yunnan)
14 Datang Lixianjiang Hydropower (Yunnan)
15 Datang Malutang Power (Yunnan)
Greenfield Projects:
16 Datang Tangshan Power (Phase II) (Hebei)
17 Datang Honghe Power (Yunnan)

Douhe Power Plant (Phases I-IV)

The power plant

Douhe Power Plant is located near the city of Tangshan in northeastern Hebei province, approximately 150 kilometres east of Beijing. Tangshan is located in an area known for coal mines, steel manufacturing and power generation. Douhe is a coal-fired plant with a total installed capacity of 1,550 MW. Phase I consists of two 125 MW units (Units 1 and 2), and Phase II, III and IV consist of two 250 MW units (Units 3 and 4) and four 200 MW units (Units 5 to 8). Douhe's units commenced operations between 1975 and 1987.

Ash disposal, water supply, interconnection and dispatch

The ash yard for waste disposal is located approximately seven kilometres from the plant. Based on its operating experience and the historical use of the ash yard, we believe that the ash yard has an estimated remaining useful life of approximately 25 years. Cooling water for the plant is obtained from the Douhe reservoir, which is adjacent to the plant. Power generated by the Douhe plant is transmitted to the BTT Power Grid through fourteen 220 kV transmission lines.

Financing

Construction of Douhe was originally financed with a loan from the PRC government. The debt has been completely repaid.

Fuel

A substantial portion of Douhe's coal supply is sourced from mines in the Northern Shanxi region of Shanxi Province, approximately 440 kilometres to the northwest, and is transported to the plant via the Da Qin railway, a journey of approximately 10 hours. The remaining coal requirement is mainly satisfied by the nearby Kai Luan mine in Tangshan.

The following table shows certain operating statistics for Douhe for each of the three years ended 31 December 2000 to 2002.

	Year ended 31 December		
	2000	2001	2002
Installed capacity (MW)	1,550	1,550	1,550
Gross generation (MWh)	9,242,351	9,487,437	9,206,075
On-grid generation (MWh)	8,601,896	8,826,988	8,569,001
Available hours	8,395	8,274	8,338
Operational hours	7,414	7,211	7,354
Utilisation hours	5,963	6,121	5,939
Capacity factor (per cent.)	67.88	69.87	67.80
Load factor (per cent.)	80.43	84.88	80.76
Equivalent availability factor (per cent.)	95.97	94.45	95.17
Coal consumption per unit of electricity delivered (gm/kWh)	360	360	362

Gaojing Power Plant

The power plant

Gaojing Power Plant is a 600 MW coal-fired plant located in the western suburbs of Beijing, consisting of six 100 MW generating units. Gaojing's units commenced operations between 1960 to 1974.

Ash disposal, water supply, interconnection and dispatch

The ash yard for disposal of waste products is located approximately 13 kilometres from the plant. Based on its operating experience and the historical use of the ash yard, we believe that the ash yard has an estimated remaining useful life of approximately 14 years. Cooling water for the plant is drawn from the Guan Ting Reservoir, which is located adjacent to the plant. Power generated by Gaojing is transmitted to the BTT Power Grid through two 220 kV and nine 110 kV transmission lines.

Financing

Construction of Gaojing was financed with a grant from the PRC government, which has been fully repaid.

Fuel

Substantially all of the plant's fuel supply is sourced from the Datong mines in Shanxi province and is transported on the Feng Sha railway, which takes approximately half a day.

The following table shows certain operating statistics for Gaojing for each of the three years ended 31 December 2000 to 2002:

	Year ended 31 December		
	2000	**2001**	**2002**
Installed capacity (MW)	600	600	600
Gross generation (MWh)	3,104,832	3,116,727	3,469,695
On-grid generation (MWh)	2,795,874	2,803,954	3,133,434
Available hours	8,341	7,966	8,384
Operational hours	7,291	7,211	7,751
Utilisation hours	5,175	5,195	5,783
Capacity factor (per cent.)	58.91	59.30	66.02
Load factor (per cent.)	70.97	72.04	74.61
Equivalent availability factor (per cent.)	94.95	90.94	95.68
Coal consumption per unit of electricity delivered (gm/kWh)	406	405	404

Xiahuayuan Power Plant

The power plant

Xiahuayuan Power Plant is located in the district of Xiahuayuan, in the city of Zhangjiakou, Hebei province, approximately 150 kilometres northwest of Beijing. Although the Xiahuayuan plant itself was first established in 1937, the plant's current main generating assets comprise two 100 MW units that commenced operation in 1982 and 1983, respectively, and a 200 MW unit that commenced operation in 1988.

Ash disposal, water supply, interconnection and dispatch

The original ash yard for waste disposal is located four kilometres from the plant. A second ash yard is located approximately 7.5 kilometres from the plant and is expected to have an estimated remaining useful life of approximately 16 years. Cooling water for the plant is provided by 15 deep wells located approximately seven kilometres from the plant. Power generated by Xiahuayuan is transmitted to the BTT Power Grid through two 220 kV transmission lines and one 110 kV transmission line.

Financing

Construction of Xiahuayuan was originally financed with a loan from the PRC government. The debt has been completely repaid.

Fuel

Approximately 70 per cent. of the plant's coal supply is sourced from coal mines in Shanxi province and is transported via the Jing Bao railway to the plant, a three to four hour trip. Approximately 30 per cent. of the plant's coal requirements is supplied by a mine located near the power plant.

The following table shows certain operating statistics for Xiahuayuan for each of the three years ended 31 December 2000 to 2002.

	Year ended 31 December		
	2000	2001	2002
Installed capacity (MW)	400	400	400
Gross generation (MWh)	2,662,483	2,733,054	32,277,932
On-grid generation (MWh)	2,466,796	2,532,995	30,119,062
Available hours	8,518	8,139	8,476
Operational hours	7,764	7,757	7,742
Utilisation hours	6,656	6,833	6,745
Capacity factor (per cent.)	75.77	78.00	77.00
Load factor (per cent.)	85.73	88.09	87.12
Equivalent availability factor (per cent.)	96.97	92.91	96.75
Coal consumption per unit of electricity delivered (gm/kWh)	382	382	382

Zhangjiakou Power Plant (Phases I and II)

The power plant

Zhangjiakou Power Plant is our largest power plant in terms of installed capacity and the second-largest power plant in the PRC. It is a coal-fired plant located on the outskirts of Zhangjiakou city in northwestern Hebei province, approximately forty-five kilometres from Xiahuayuan Power Plant. Zhangjiakou was constructed in two phases: Phase I includes Units 1-4, and Phase II includes Units 5-8. Phase I of Zhangjiakou consists of four 300 MW coal-fired units. Phase II of Zhangjiakou consists of four 300 MW coal-fired units built on a site adjacent to the existing plant and both phases are supplied with coal from the Zhunge'er Mine and with water from local sources. The Phase II units use the same rail lines as those used by Zhangjiakou Phase I units. Zhangjiakou's units commenced operations between 1991 and 2001 and predominantly serves Beijing and northwestern Hebei.

Ash disposal, water supply, interconnection and dispatch

The ash yard is located approximately six kilometres from the plant and has an estimated remaining useful life of approximately 20 years. Cooling water for the plant is obtained from wells located four kilometres away. Power generated by Zhangjiakou power plant is transmitted to the BTT Power Grid via three 500 kV and three 220 kV transmission lines.

Financing

NCPGC, BIPDIC and HCIC contributed to us in 1997 their entire interests in all of the assets comprising Units 3 and 4 in return for shares in the Company. The outstanding debt in respect of this plant (comprising principal and accrued interest) was approximately RMB 2.3 billion as of 31 December 2002. The debt consists of loans from State Development Bank, Industrial and Commerce Bank of China and China Construction Bank and is expected to be fully repaid by the year 2010.

Fuel
Coal for Zhangjiakou is supplied primarily by the Datong mines in Shanxi province.

The following table shows certain operating statistics for Zhangjiakou for the period from 2000 to 2002:

	Year ended 31 December		
	2000	2001	2002
Units	1-7	1-8	1-8
Installed capacity (MW)	2,100	2,400	2,400
Gross generation (MWh)	7,319,127	10,809,051	12,323,686
On-grid generation (MWh)	6,885,949	10,132,866	11,623,367
Available hours	7,937	7,910	8,155
Operational hours	6,658	7,107	7,313
Utilisation hours	4,550	4,855	5,135
Capacity factor (per cent.)	51.80	55.42	58.62
Load factor (per cent.)	68.34	68.31	70.22
Equivalent availability factor (per cent.)	90.60	91.16	93.02
Coal consumption per unit of electricity delivered (gm/kWh)	349	347	346

Datang Panshan Power

The power plant
The plant of Datang Panshan Power is located in Jixian, Tianjin, a neighbouring city of Beijing. Tianjin is a major industrial city in northern China. Datang Panshan Power owns and operates two 600 MW units, which commenced commercial operation in January 2002 and July 2002, respectively.

Joint venture
The plant was originally constructed and operated by Tianjin Panshan Power Generating Company Limited, a joint venture company between NCPGC and TJIC in which NCPGC has 75 per cent. interest. We entered into an equity transfer agreement with NCPGC in December 1998 to acquire all of its 75 per cent. interest in the joint venture company which is now known as Tianjin Datang Panshan Power Generation Company Limited.

Ash disposal, water supply, interconnection and dispatch
The ash yard is located approximately four kilometres away from the plant, with an estimated useful life of 17 years. Water is provided from a source approximately three kilometres away. Datang Panshan Power electricity is dispatched by NCPGC and the power generated by it is transmitted to the BTT Power Grid through three 500 kV transmission lines.

Financing
Construction of Units 1 and 2 of Datang Panshan Power was financed by a combination of debt (approximately RMB 4.4 billion) and equity (approximately RMB 1,050 million). The debt is made up of two long-term bank facilities that are expected to be fully paid by Datang Panshan by the years of 2012 and 2014 respectively. We have provided guarantees, limited to our 75 per cent. interest in Datang Panshan, in favour of the relevant lending banks for the repayment of bank loans by Datang Panshan.

Power purchase
Datang Panshan Power and NCPGC have entered into a power purchase agreement and a dispatch agreement in September 2001, by which the power generated by Datang Panshan Power (minus the electricity consumed by the plant in power generation) shall be entirely sold to NCPGC. The amount of power to be purchased by NCPGC shall be reviewed annually on the basis of supply and demand on the power grid and with reference to the average utilisation hours of the generating units of identical type within the power grid. The power purchase agreement does not contain a tariff formula and NCPGC agrees to purchase power at the price approved by the relevant government authority. The term of the power purchase agreement will be automatically renewed on an annual basis unless the parties agree otherwise.

Fuel

The plant's coal supply is sourced from Zhunge'er Mine in Inner Mongolia and is transported via the Huai Da railway and Da Qing railway to the plant, a trip of 700 kilometres.

The following table shows certain operating statistics for Datang Panshan Power for 2002:

	Year ended 31 December
	2002
Installed capacity (MW)	1,200
Gross generation (MWh)	4,354,857
On-grid generation (MWh)	4,068,694
Available hours	6,469
Operational hours	5,432
Utilisation hours	4,615
Capacity factor (%)	52.68
Load factor (%)	84.96
Equivalent availability factor (%)	93.08
Coal consumption per unit of electricity delivered (gm/kWh)	349

Datang Huaze Hydropower

The power plant

The hydropower plant of Datang Huaze Hydropower is located in Dage Town, Fengning Manzu Autonomous County, Hebei Province. The hydropower plant consists of two 10 MW hydropower generation units and commenced commercial operations in January 2002. Its gross generation during 2002 amounted to 22,081 MWh. Datang Huaze Hydropower represents our first step in hydropower generation.

Joint venture

The plant was originally constructed and operated by Hebei Huaze Hydro Power Development Company Limited, a joint venture company between North China Power Industries Company and Fengning Manzu Autonomous County Hydro Power Development Company Limited. We entered into an equity transfer agreement with North China Power Industries Company in May 2000 to acquire all of its 90.43 per cent. interest in Datang Huaze Hydropower.

Power purchase

Datang Huaze Hydropower and NCPGC Chengde Power Supply Company ("NCPGC Chengde") have entered into a power purchase contract on 1 January 2002, by which the power generated by Datang Huaze Hydropower (less the electricity consumed by the plant in power generation) shall be exclusively sold to NCPGC Chengde. The amount of electricity to be purchased by NCPGC Chengde shall be reviewed annually on the basis of supply and demand on the power grid and with reference to the average utilization hours of the generating units of identical type within the power grid during the term of the contract. The power purchase contract does not contain a tariff formula and NCPGC Chengde agreed to purchase power at the prices approved by the relevant government authority. The term of the power purchase agreement will be automatically renewed on an annual basis in the absence of disagreement.

Water supply, interconnection and dispatch

The units of Datang Huaze Hydropower are powered by water from Luanhe river. Datang Huaze Hydropower and NCPGC Chengde have entered into a dispatch agreement on 10 December 2001, by which Datang Huaze Hydropower's electricity will be dispatched by NCPGC Chengde. The power generated by Datang Huaze Hydropower is transmitted to the BTT Power Grid via one 110 kV transmission line.

Financing
The plant was financed by a combination of debt (approximately RMB 150 million) and equity (approximately RMB 60 million). The debt consists of loans from NCPG Finance Company.

Datang Tuoketuo Power (Phase I)

The power plant
The plant of Datang Tuoketuo Power (Phase I) is located in Yanshanying, Tuoketuo County, 70 kilometres south-east of Hohhot, the capital of Inner Mongolia. Phase I of Datang Tuoketuo Power consists of two 600 MW units. Units 1 & 2, Phase I commence commercial operations in July and August 2003, respectively.

Joint venture
Datang Tuoketuo Power is an equity joint venture company established by NCPGC, BIPDIC and Inner Mongolia General Power Company Limited (now known as Inner Mongolia Power (Group) Company Limited) in 1995 to be responsible for the development and operation of the plant. We were granted a 60 per cent. interest in Datang Tuoketuo Power by the SDPC (the predecessor of SDRC) when it approved the feasibility study report for this project on 29 December 1999.

Ash disposal, water supply, interconnection and dispatch
The Gaobaoshi ash yard is located approximately two kilometres from the plant and has an estimated useful life of approximately 20 years. Cooling water for the plant is obtained from the Huanghe River which is seven kilometres away. Power generated by Datang Tuoketuo Power (Phase I) is transmitted to the BTT Power Grid via 500 kV transmission lines.

Financing
The approved projected cost of Phase I is RMB 6.1 billion (including equity and debt). The debt is primarily made up of several RMB loans from domestic banks and the NCPG Finance Company and US dollar loans borrowed from the International Bank for Reconstruction and Development by the Ministry of Finance and onlent to us. Datang Tuoketuo Power is expected to fully repay the two Renminbi bank loans totalling RMB 2.8 billion by the year 2019 and to fully repay the US dollar loan of approximately US$252 million by the year 2017. We, solely or jointly with other joint venture parties to Datang Tuoketuo Power, have provided a guarantee in favour of the relevant domestic lending banks and the NCPG Finance Company for the repayment of the relevant Renminbi bank loans by Datang Tuoketuo Power.

Power purchase
Datang Tuoketuo Power and NCPGC have completed the commercial negotiations in respect of the power purchase arrangements for power supplied by Datang Tuoketuo Power. A power purchase agreement is expected to be executed between them in the near future. It is expected that such agreement will be in line with a preliminary power purchase agreement previously submitted to the relevant regulatory authorities.

Fuel
The plant's coal supply is sourced from Zhunge'er Mine in Inner Mongolia and is transported via a special-purpose railway to the plant, a trip of 70 kilometres.

DEVELOPMENT OF POWER PLANTS

Government approval process

Power projects in the PRC currently must fit within the State Plan and all related ancillary plans, such as the State Energy Plan, the State Credit Plan and the State Transportation Plan. Establishment of a new power project and power plant expansions in the PRC principally involves three sequential rounds of approvals by SDRC (or in the case of a project exceeding SDRC's threshold for giving approvals, by the State Council):

- first, approval of a project proposal;
- second, approval of a feasibility study report (and an initial design and project budget in the case of key projects); and

- third, approval of a construction commencement report and inclusion by SDRC in the relevant annual State Plans.

In the first stage, based on the development plan of the power grid, a company wishing to undertake a power project submits a project proposal to SDRC for review and approval. Thereafter, in the second stage, a formal feasibility study report is prepared for review and approval by SDRC. The feasibility study considers and analyses, among other matters, the proposed plant's location, construction plans, access to fuel, transportation, water and ash disposal, the proposed power sales price and its impact on ultimate end users, the environmental impact of the proposed plant and, if applicable, the feasibility of utilising foreign capital. In the third stage, after the feasibility study report has been approved by SDRC, we apply to SDRC for commencing construction and SDRC acts to include the project in the relevant annual State Plans and issues a construction permit.

The foregoing summarises only the primary approval process. In the course of developing a power plant, numerous other permits, approvals and consents must also be obtained from relevant national, provincial and local governmental authorities relating to siting, construction, environmental matters, operational licences and other matters. In addition, governmental approvals must be obtained with respect to the ancillary infrastructure required to support new power projects.

Whilst provincial governments have been granted the authority to approve smaller power projects, the approval procedures at the provincial level are substantially the same as the procedures described above.

Joint venture power projects involving foreign equity participation are subject to additional governmental approvals and regulatory consents. A formal, uniform set of procedures for the approval of the construction and operation of power plants involving foreign investment has not yet been established in the PRC. Approval of a power project involving foreign investment must be obtained in accordance with the regulations and requirements of the State Council, SDRC, and MOC.

Foreign currency borrowings by a Sino-foreign joint venture from a foreign financial institution or other foreign entity or individual are not subject to prior PRC governmental approval but need to register the foreign debt with SAFE. However, if such borrowings need to be secured or to be guaranteed by a PRC entity, the provision of such security or guarantee must be approved by SAFE and registered with SAFE and other authorities.

Primary approval process for new projects were previously handled by NCPGC. In future, application for approvals of new projects may need to be submitted to the relevant government authorities via CDT, which has replaced NCPGC as our largest shareholder.

Project identification

We identify projects by analysing the regional demand for electricity, during which we consider factors such as GDP and population growth, customer mix, analysis of the major users, and industrial expansion. We also analyse the current tariff levels and the ability of customers to afford higher tariffs. We consider environmental protection issues and the impact of environmental protection requirements on overall profitability of the project. Lastly, we determine the extent of government support and subsidies available for this project.

Internal approval process

After our relevant internal departments conduct preliminary evaluations, selected projects are reported at the General Manager's executive meeting for preliminary internal approval. After such approval, we conduct due diligence on the approved project and perform financial and budgetary analysis. Based on such analysis, we then submit a detailed memorandum in relation to the project to the Board of Directors and the Shareholders at a general meeting for review and approval.

Feasibility study

The initial assessment of a proposed power plant is formalised in a preliminary feasibility study. The proposed power plant's land use requirements, access to a power grid, fuel supply arrangements, availability of water, local requirements for permits and licences and the ability of potential customers to afford the proposed power rates, among other issues, are discussed and analysed in the feasibility study. A report is then produced and submitted to SDRC for approval.

Permits and contracts

Throughout the development of a new power plant, we and other relevant parties obtain permits required before commencement of commercial operations, including permits related to siting, construction, the environment and planning, operation licences and similar approvals. Power sales and fuel supply arrangements are usually negotiated early in the development of a power plant. See "Major operating agreements and arrangements — Coal supply".

Construction

We have generally acted, and intend to continue to act, as the general coordinator for the construction of the power plants owned or controlled by us. We establish a project company which drafts and distributes information on the project to various advisers, construction companies and equipment vendors to initiate the competitive bidding process. The construction commences upon selection of the relevant subcontractors and equipment vendors. We conduct testing and dry runs prior to the start-up of operations. Equipment procurement and installation, site preparation and civil works are subcontracted to domestic and foreign subcontractors through such process.

Operation

When construction of a generating unit is completed and approval is received for dispatching electricity to the power grid, the project company tests its installation and systems and puts the unit through a continuous 168-hour trial run at full load. After successfully passing the continuous 168-hour test and receiving evaluations from the grid operator on on-grid safety of the on-grid unit, the project company proceeds to sign a power purchase agreement with the grid operator. Pending formal approval by SDRC to the on-grid tariff, the project company will commence commercial operation when a tentative on-grid tariff has been approved provisionally. After the project company receive approval from SDRC for its on-grid tariff, it will replace the tentative settlement tariff with an approved on-grid tariff, which may or may not be an adjustment of the tentative settlement tariff. We have historically operated and intend to continue to operate our power plants and manage power plants in which we own a majority interest.

PROJECTS UNDER CONSTRUCTION

We are currently constructing, through our subsidiaries and associates, eight power projects, comprising five coal-fired projects and three hydropower projects. The following table shows each of the Projects under Construction, its planned installed capacity, location, our interest and the commencement dates of construction and anticipated commencement date of operations:

Name of Project under Construction	Planned installed capacity	Location	Company's interest	Planned equity capacity	Commencement of construction	Anticipated commencement year of operations
Datang Tuoketuo Power (Phase II)	1,200 MW	Inner Mongolia	60 per cent.	720 MW	July 2002	2004
Datang Pingwang Power	440 MW	Shanxi	80 per cent.	352 MW	August 2002	2003
Datang Tangshan Power (Phase I)	300 MW	Hebei	80 per cent.	240 MW	July 2002	2004
Datang Shentou Power	1,000 MW	Shanxi	60 per cent.	600 MW	August 2002	2004-2005
Datang Liancheng Power	600 MW	Gansu	55 per cent.	330 MW	August 2003	2004
Datang Nalan Hydropower	150 MW each	Yunnan	51 per cent.	77 MW	December 2002	2005
Datang Lixianjiang Hydropower	579 MW	Yunnan	70 per cent.	405 MW	May 2003	2006
Wenshan Malutang Power	100 MW	Yunnan	20.46 per cent.	20 MW	January 2002	2004
Total Capacity	4,369 MW			2,744 MW		

GREENFIELD PROJECTS

We are also currently developing, through our subsidiaries, two greenfield coal-fired power projects in Yunnan and Hebei.

The following table shows each of our Greenfield Projects, its projected installed capacity, location, our interest in each, status and anticipated commencement date of commercial operations:

Name of Greenfield Project	Planned installed capacity	Location	Company's interest	Planned equity capacity	Status	Anticipated commencement year of operations
Datang Tangshan Power (Phase II)	300 MW	Hebei	80 per cent.	240 MW	Project proposal and feasibility study approved, awaiting approval for commencement of construction	2004
Datang Honghe Power	600 MW	Yunnan	70 per cent.	420 MW	Project proposal and feasibility study approved, awaiting approval for commencement of construction	2005
Total Capacity	900 MW			660 MW		

The total approved project costs of the Projects Under Construction and the Greenfield Projects are estimated to be at RMB 23.5 billion, approximately 80 per cent. of which we expect to fund through debt and approximately 20 per cent. through equity. We typically require that the return on equity for each project be not less than 10 per cent. See "Management's discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Capital expenditure".

The following sets forth details of each of the Projects under Construction and the Greenfield Projects:

Datang Tuoketuo Power (Phase II)

The power plant
The plant of Datang Tuoketuo Power (Phase II) is located in Yanshanying, Tuoketuo County, 70 kilometres south-east of Hohhot, the capital of Inner Mongolia. Phase II of Datang Tuoketuo Power consists of two 600 MW units. Phase II has been under construction since July 2002 and is expected to commence operations in 2004.

Joint venture
See "Datang Tuoketuo Power (Phase I)".

Financing
The initially approved projected cost of Phase II is RMB 4.1 billion (including RMB 820 million in equity). The State Development Bank is expected to provide the debt financing.

Power purchase
A power purchase agreement between Datang Tuoketuo Power and NCPGC for power supplied by Datang Tuoketuo Power is expected to be executed before commencement of commercial operations of Phase II. It is expected that such agreement will be in line with a preliminary power purchase agreement previously submitted to the relevant regulatory authorities.

Ash disposal, water supply, interconnection and dispatch

The Gaobaoshi ash yard is located approximately two kilometres from the plant and has an estimated useful life of approximately 20 years. Cooling water for the plant will be obtained from the Huanghe River which is seven kilometres away. Power generated by Datang Tuoketuo Power (Phase II) will be transmitted to the BTT Power Grid via 500 kV transmission lines.

Fuel

The plant's coal supply is sourced from Zhunge'er Mine in Inner Mongolia and is transported via a special-purpose railway to the plant, a trip of 70 kilometres.

Datang Pingwang Power

The power plant

The plant of Datang Pingwang Power is designed as a combined heat and power generation plant which will occupy the existing site of Datong No. 1 Heating & Power Plant, located in Laopingwang Street, Datong City, Shanxi Province. The power plant will consist of two 220 MW units. The plant has been under construction since August 2002 and is expected to commence operations in 2003.

Joint venture

The plant is to be developed, owned and operated by Datang Pingwang Power, a joint venture between us and Shanxi Provincial Power Company ("Shanxi Power") in which we hold an 80 per cent. interest. We acquired all of our interest in Datang Pingwang Power from Shanxi Power (with respect to 50 per cent.), No. 1 Power Construction Company of Shanxi Provincial Power Company (with respect to 20 per cent.) and Datong Heat and Power Generation Plant (with respect to 10 per cent.) pursuant to an equity transfer agreement in May 2001.

Financing

The approved projected cost of the power plant is approximately RMB 1.7 billion which is to be funded by both debt and equity. Debt financing (approximately RMB 1.4 billion) is provided by the State Development Bank.

Power purchase

All of the power generated by Datang Pingwang Power is expected to be sold to Shanxi Power which owns 20 per cent. of Datang Pingwang Power. All of the heat generated by the plant is to be sold to Datong Heat and Power Generation Plant. Datang Pingwang Power will enter into a power purchase agreement and a heat supply agreement with Shanxi Power and Datong Heat and Power Generation Plant, respectively, before commencement of commercial operations of the plant.

Ash disposal, water supply, interconnection and dispatch

Datang Pingwang Power will secure government approvals to use wasteland as its ash yard, which is 3 kilometres from the plant. Cooling water for the plant will be obtained from Datong Cetian Reservoir about 0.5 kilometres away. When in operation, power generated by the plant will be dispatched by Shanxi Power and will be transmitted to the Shanxi Power Network via two 220 kV transmission lines which are operated by Shanxi Power.

Fuel

It is expected that Datang Pingwang Power will source its coal supply from local mines in Datong about 20 kilometres away. Coal will be transported to the plant by truck.

Datang Tangshan Power

The power plant

The plant of Datang Tangshan Power is designed as a combined heat and power generation plant with 2 units, each with generating capacity of 300 MW. The plant is located at Lubei District, Tangshan City, Hebei Province. The plant will be constructed in 2 phases. Construction of Phase I commenced in July 2002 and operations are expected to commence in 2004. The project proposal and the feasibility study of Phase II have been approved, pending approval for commencement of construction. It is expected that Phase II will commence operations in 2004.

Joint venture

The plant is to be constructed, owned and operated by Datang Tangshan Power, a joint venture between us and Tangshan Municipal Development Investment Company Limited in which we own 80 per cent. interest.

Financing

The approved projected cost of Phase I of the plant is approximately RMB 1.4 billion which is to be financed by both debt and equity. Debt financing of approximately RMB 1.1 billion is expected to be provided by the Industrial and Commercial Bank of China and the Bank of Communications.

The approved projected cost of Phase II of the plant is more than RMB 1.3 billion which is to be financed by both debt and equity. Debt financing of approximately RMB 1.0 billion is expected to be provided by the Industrial and Commercial Bank of China and the Bank of Communications.

Power purchase

All of the power generated by Datang Tangshan Power is expected to be sold to NCPGC. All of the heat generated by Datang Tangshan Power is expected to be sold to Tangshan Municipal Heat Company. Datang Tangshan Power will enter into a power purchase agreement and a heat supply agreement with NCPGC and Tangshan Municipal Heat Company, respectively, before commencement of commercial operations of the plant.

Ash disposal, water supply, interconnection and dispatch

The ash yard is located approximately 12 kilometres away from the plant and has an estimated useful life of 20 years. Cooling water for the plant will be obtained from underground and river water sources approximately 0.5 kilometres away. When in operation, power generated by the plant will be dispatched by NCPGC and will be transmitted to the BTT Power Grid via one 220 kV transmission line.

Fuel

It is expected that Datang Tangshan Power will source its coal supply from local mines about 30 kilometres away and also from the Datong mines about 600 kilometres away.

Datang Shentou Power

The power plant

The plant of Datang Shentou Power is located in Shentou Town, Shuozhou City, Shanxi Province. Shanxi Province has the largest coal reserve and the highest level of coal production in China. The plant is adjacent to Pingshuo Mining Area of Ningwu Coal Fields. The plant will consist of two 500 MW units. The plant has been under construction since August 2002 and is expected to commence operations between 2004 and 2005.

Joint venture

The plant is to be developed, owned and operated by Datang Shentou Power, a joint venture between us and TJIC. We acquired all of our interest in Datang Shentou Power from NCPGC (with respect to 50 per cent.) and Shanxi Provincial Power Company (with respect to 10 per cent.) by an equity transfer agreement entered into by the three parties in 2000.

Financing

The approved projected cost of the plant is RMB 5.1 billion which is to be funded by both debt and equity. Debt financing consists of government export credits and commercial loans (totalling approximately US$338.4 million) from the Czech Republic and the Republic of Slovakia, and RMB bank loans (totalling approximately RMB 1.2 billion) from two domestic banks, namely State Development Bank and Bank of China.

Power purchase

All of the power generated by Datang Shentou Power is expected to be sold to NCPGC. Datang Shentou Power and NCPGC will enter into a power purchase agreement before commencement of commercial operations of the power plant. It is expected that such agreement will be in line with a preliminary power purchase agreement previously submitted to the relevant regulatory authorities.

Ash disposal, water supply, interconnection and dispatch

The ash yard is located approximately 13 kilometres from the plant and has an estimated useful life of approximately 10 years. Cooling water for the plant will be obtained from a water source which is 5 kilometres away. When in operation, power generated by the plant will be dispatched by NCPGC and will be transmitted to the BTT Power Grid via 440 kilometre-long 500 kV transmission lines, which are expected to be constructed and operated by NCPGC.

Fuel
Datang Shentou Power is expected to source its coal supply from Anjialing open-pit mine of Pingshu Mining Area. Coal shall be transported to the plant via railway.

Datang Liancheng Power

The power plant
The plant of Datang Liancheng Power is located in Heqiao Town, Yongdeng County, Gansu Province. Gansu Province is located in northwest China. The power plant will consist of two 300 MW units. The plant has been under construction since August 2003 and is expected to commence operations in 2004.

Joint venture
The power plant will be developed, owned and operated by Datang Liancheng Power, a joint venture between us, Gansu Provincial Power Company ("Gansu Power") and Gansu Provincial Power Construction Investment Development Company. We currently hold a 55 per cent. interest in the Datang Liancheng Power.

Financing
The initially approved projected cost of the power plant is RMB 2.4 billion which will be funded by both debt and equity. Loan financing (totalling approximately RMB 1.9 billion) is expected to be provided by three domestic banks: State Development Bank, Bank of China and China Construction Bank.

Power purchase
All of the power generated by Datang Liancheng Power is expected to be sold to Gansu Power which owns 25 per cent. interest in Datang Liancheng and is the operator of Gansu Power Grid. A power purchase agreement will be executed by Datang Liancheng Power and Gansu Power before commencement of commercial operations of the power plant. It is expected that such agreement will be in line with a preliminary power purchase agreement previously submitted to the relevant regulatory authorities.

Ash disposal, water supply, interconnection and dispatch
The ash yard is located approximately 7 kilometres from the plant and has an estimated useful life of approximately 10 years. Cooling water for the plant will be obtained from the ground water of the Datong River which is 0.5 kilometres away. Upon commencement of operations, power generated by the plant will be dispatched by Gansu Power and will be transmitted to Gansu Power Grid via 220 kV transmission lines.

Fuel
Yaojie Coal & Power Company is expected to supply coal to the plant. Coal will be transported by combination of railway and truck.

Datang Nalan Hydropower

The power plant
The power units of Datang Nalan Hydropower are located in the Tengtiaojiang river region in Yunnan Province in southwest China. Datang Nalan Hydropower is to comprise of three 50 MW units. The power units have been under construction since December 2002 and are expected to commence operations in 2005.

Joint Venture
The hydropower station is to be developed, owned and operated by Datang Nalan Hydropower, a joint venture established by us, Jinping Power Company Limited ("Jinping Power") and Beijing Huake Power Engineering Technology Company Limited ("Huake Power"). We hold 51 per cent. interest in Datang Nalan Hydropower, Jinping Power holds 35 per cent. and Huake Power holds 14 per cent.

Financing
The approved project costs of Datang Nalan Hydropower is approximately RMB 850 million which is to be funded by both debt and equity. The registered capital of Datang Nalan Hydropower is proposed to be approximately RMB 170 million. The paid-in capital of Datang Nalan Hydropower was RMB 26 million as at 30 June 2003. The total investment required is approximately RMB 850 million (subject to any adjustment made by the relevant PRC government authorities). We, Jinping Power and Huake Power agreed to guarantee 51 per cent., 35 per cent. and 14 per cent., respectively and on a several basis for any financing obtained by Datang Nalan Hydropower. Debt financing is provided by the Bank of China and the Agricultural Bank of China.

Power purchase

The power generated by Datang Nalan Hydropower is expected to be sold to the Yunnan Power Grid. No power purchase agreement has yet been executed.

Water supply

The hydropower station will source its water supply from the Tengtiaojiang river, which is where the hydropower station will be located.

Datang Lixianjiang Hydropower

The power plant

The power units of Datang Lixianjiang Hydropower are located in the Lixianjiang river region in Yunnan Province in southwest China. The current planned installed capacity of Datang Lixianjiang Hydropower is to be derived from three hydropower stations. They are Yayangshan Hydropower Station comprising of three 33 MW units, Longma Hydropower Station comprising of three 80 MW units and Jupudu Hydropower Station comprising of three 80 MW units. The hydropower stations have been under construction since May 2003 and are expected to commence operations in 2006.

Joint Venture

The hydropower stations are to be developed, owned and operated by Datang Lixianjiang Hydropower, a joint venture established by us, Beijing Guodian Anrong Energy Investment Company Limited ("Anrong") and Simau Area State-Owned Asset Operation Company Limited ("Simau Asset"). We hold 70 per cent. interest in Datang Lixianjiang Hydropower, Anrong holds 25 per cent. and Simau Asset holds 5 per cent.

Financing

The approved project cost of the plant is RMB 3.5 billion which is to be funded by both debt and equity. The paid-in capital of Datang Lixianjiang Hydropower was RMB 28.5 million as at 30 June 2003. We, Anrong and Simau Asset agreed to guarantee 70 per cent., 25 per cent. and 5 per cent. respectively and on a several basis for any financing obtained by Datang Lixianjiang Hydropower. Debt financing consists of commercial loans from State Development Bank, Bank of China and Agricultural Bank of China.

Power purchase

The power generated by Datang Lixianjiang Hydropower is expected to be sold to the Yunnan Power Grid. No power purchase agreement has yet been executed.

Water supply

The hydropower stations will source their water supply from the Lixianjiang river.

Wenshan Malutang Power

The power plant

The power units of Wenshan Malutang Power are located in the Panlonghe river region in Yunnan Province in southwest China. Wenshan Malutang Power is to comprise of two 50 MW units. The hydropower station has been under construction since January 2002 and is expected to commence operations in 2004.

Joint Venture

The hydropower station is to be developed, owned and operated by Wenshan Malutang Power, a joint venture established by us and eight other parties namely the State Power Corporation — Kunming Exploration and Testing Design Research Institute Labour Union, Yunnan Wenshan Power Company Limited, Wenshan Panlonghe Hydropower Development Company Limited, Yunnan Wenshan Power Industry Company, Jianghe Rural Electric Development Company Limited, Wenshan Guoneng Investment Company Limited, Yunnan Kairui Technology Industry and Trading Company Limited and Wenshanzhou Water Resource Power Construction Unit. We agreed to contribute RMB 30 million to the registered capital of Wenshan Malutang Power in return for a 20.46 per cent. interest.

Financing

The approved project costs of Wenshan Malutang Power is RMB 415 million (including equity and debt). After our contribution, the registered capital of Wenshan Malutang Power increased to RMB 146.6 million.

Power purchase
The power generated by Wenshan Malutang Power is expected to be sold to the Yunnan Power Grid. No power purchase agreement has yet been executed.

Water supply
The hydropower station will source its water supply from the Panlonghe river, which is where the hydropower station is located.

Datang Honghe Power

The power plant
The plant of Datang Honghe Power will be located in Hunshuitan, Kaiyuan City, Honghe Zhou, Yunnan Province in southwest China. The plant will consist of two 300 MW units. Approval of the project proposal and the feasibility study report for the plant has been obtained, pending approval for commencement of construction. The plant is expected to commence operations in 2005.

Joint venture
The power plant will be developed, owned and operated by Datang Honghe Power, an equity joint venture established by us, Yunnan Honghe Cigarette Factory, Yunnan Xiaolongtan Mine Bureau, Yunnan Provincial Development and Investment Co., Ltd. and Yunnan Power Group Company Limited ("Yunnan Power") in April 2001. We initially held 15 per cent. interest in Datang Honghe Power, which was later raised to 70 per cent. by a supplemental agreement between the above-mentioned joint venture parties which we signed in May 2001.

Financing
The initially approved projected cost of the plant is approximately RMB 2.7 billion, which is to be funded by both debt and equity. Loan financing (totalling approximately RMB 2.2 billion) is expected to be provided by two domestic banks, namely State Development Bank and The Agricultural Bank of China.

Power purchase
All of the power generated by Datang Honghe Power is expected to be sold to Yunnan Power, which holds a 10 per cent. interest in Datang Honghe Power and is the operator of the Yunnan Power Grid. No power purchase agreement has yet been executed.

Ash disposal, water supply, interconnection and dispatch
The estimated useful life of the ash yard for the plant is 20 years and the ash yard is approximately 1 kilometre away from the plant. Cooling water for the plant will be obtained from the Nanpanjiang River which is approximately 6 kilometres away. When in commercial operations, the power generated by the plant is expected to be dispatched by Yunnan Power and is expected to be transmitted to Yunnan Power Grid via two 220 kV transmission lines, of which Yunnan Power is expected to be responsible for the construction and operation.

Fuel
The plant is expected to purchase coal from the Xiaolongtan Mine, which is located approximately 16.5 kilometres from the plant. Coal will be transported to the power plant by truck.

MAJOR OPERATING AGREEMENTS AND ARRANGEMENTS

Our main operating agreements and arrangements relate to the following areas:

- power purchase
- electricity dispatch
- coal supply
- ash disposal

Such agreements or arrangements are entered into with various counterparties, principally NCPGC and its affiliates.

Notwithstanding that NCPGC has transferred its interest in us to CDT, our key operating agreements and arrangements with NCPGC will continue to be valid and binding. See also "Risk Factors" and "Principal Shareholders".

Power purchase

NCPGC Power Purchase Agreement

NCPGC currently purchases all of the electricity generated by the Operating Power Plants wholly-owned by us under the Power Purchase Agreement. The Power Purchase Agreement applies to all generating units or power plants which we wholly own and operate and manage in the North China Area. Currently, the Power Purchase Agreement applies to our Operating Power Plants (except the plants of Datang Panshan Power, Datang Huaze Hydropower and Datang Tuoketuo Power). With respect to power plants or generating units which we partly own, but operate and manage, the Power Purchase Agreement requires NCPGC to provide us with a return on investment based on the principles for calculating reasonable profit set forth in the Power Purchase Agreement. See "— Our power plants".

The Power Purchase Agreement sets out the basis on which electricity generated by us is sold to NCPGC. Since 2000, the Power Purchase Agreement has required NCPGC to purchase an amount equal to the amount of electricity generated by our power plants for a number of hours that is not less than the average utilisation hours of NCPGC's coal-fired power plants. The Power Purchase Agreement also provides a basis on which NCPGC may elect to purchase amounts of electricity in excess of the minimum purchase commitment. In turn, we are required by the Power Purchase Agreement to make each of its power plants available to the NCPGC grid for a minimum of 7,200 dispatchable hours annually.

The Power Purchase Agreement provides that NCPGC and the Company will determine on a case by case basis which party will finance and construct the transmission lines and other facilities necessary to connect a new power plant or generating unit in which we have an interest to the BTT Power Grid. Because foreign ownership, direct or indirect (such as through the Company), of power transmission and transformer facilities in the PRC is currently prohibited, these facilities will, upon completion, become assets of NCPGC. If we finance the cost of constructing transmission facilities or transformers, the Power Purchase Agreement requires NCPGC to reimburse us for all construction costs and to pay us a return on all unreimbursed amounts based on the formula in the Power Purchase Agreement for calculating our reasonable amount of after-tax profit. Accordingly, we believe that our profitability will not be affected materially by whether or not we are required to finance the cost of such transmission facilities.

The Power Purchase Agreement has an indefinite term and provides that it may be terminated or varied only by agreement of the Company and NCPGC (or as required by law).

Other power purchase arrangements

We are required by the Power Purchase Agreement to sell the entire net amount of electricity generated by our power plants in the North China Area to NCPGC. However, through our subsidiaries, we may enter into power purchase agreements with other grid operators outside the North China Area in conjunction with certain of our Projects.

Electricity dispatch

We entered into a Power Dispatch and Adjustment Agreement with NCPGC on 5 August 1996 (the "1996 Dispatch Agreement") setting forth the conditions under which our power plants may be connected to the North China Power Network and procedures for determining the timing and amount of electricity to be generated by us and supplied to the BTT Power Grid. Key terms of the 1996 Dispatch Agreement are as follows:

- upon connection, our power plants will generally be under the control of the unified dispatching system of the North China Power Network and are subject to national government regulations relating to electricity dispatch;
- NCPGC will treat our power plants with the same priority as other power plants connected to the NCPGC Network (except that NCPGC is obligated to purchase a minimum amount of electricity from us as set forth in the Power Purchase Agreement);

- the agreement applies to all power plants existing at the date of the agreement and future power plants which are wholly-owned, operated and managed by us;
- both NCPGC and our power plants are obligated to take certain measures to ensure smooth and safe dispatch and adjustment of power generation;
- our powers plants are required to follow the daily generation plan and units maintenance and repair plans formulated by NCPGC; and
- the agreement has an indefinite term and is terminable by mutual agreement or upon the termination of the Power Purchase Agreement.

Coal supply

Most of our Operating Power Plants and Projects are coal-fired. Previously, NCPGC was responsible for supplying fuel to our plants at the time and in the amounts and quality required by us pursuant to a fuel supply agreement dated 5 August 1996. On 19 March 1998, we entered into a supplemental agreement with NCPGC, pursuant to which NCPGC will arrange for the supply of fuel to our plants in return for a service fee. Although both of these agreements have not been terminated, and we continue paying fees to NCPGC under such agreements, we have begun to pursue fuel supply agreements directly with coal mines primarily located in Shanxi Province. Generally, the terms of such fuel supply agreements include:

- the quality and quantity of fuel required
- the method of delivery (including railway transportation plans)
- inspection and acceptance
- price
- payment and settlement
- dispute resolution
- others

Most of the coal supply for our existing coal-fired plants are obtained from coal producers in Shanxi Province and the rest is obtained from coal mines located near a particular power plant. The coal is generally transported by rail from each of the coal mines to each power plant. We strive to reduce our fuel costs in a number of ways, including seeking to purchase high quality coal at competitive prices directly from coal mines and improving coal storage management and inspection.

Railroad transportation is a critical component of our ability to obtain sufficient coal supplies. Coal is delivered to each of our power plants at specified schedules under our coordination with the government-controlled railroads at government railroad transportation rates.

Determination of coal prices in the PRC

In recent years, in the course of its transition from a comprehensive planned economy to a "socialist market economy with Chinese characteristics", the PRC has experimented with a variety of methods of setting prices for a number of commodities, including coal. Since 1 February 1996, the system for coal allocation in the PRC allowed prices for coal allocated under the State Plan for electricity production to fluctuate within a range, and the government sets maximum allowable guideline prices in various coal-producing areas for coal used in electricity generation. With effect from 1 January 2002, the State in principle no longer issues set guideline prices and the price of coal is expected to be primarily determined by the market.

Around the beginning of each year, SDRC organises a national conference for the purchase of coal for the following year in which SDRC, the Ministry of Railways, the Ministry of Transportation, the National Coal Association and various suppliers and users participate. We take part in this national conference and enter into coal purchase and transportation contracts with relevant parties.

The following sets forth the quantity of coal we purchased and our fuel costs (including transportation costs) for the years ended 31 December 2000, 2001 and 2002 and for the six months ended 30 June 2003:

	31 December			30 June
	2000	2001	2002	2003
Quantity of coal purchased for power plants (tonnes) (millions) ...	10.6	11.8	14.7	8.13
Average price (RMB/tonne) ...	161.4	163.7	177.8	170.0
Contracted quantity of purchase (tonnes) (millions) ...	8.9	10.4	16.5	67.8
Average price (RMB/tonne) ...	165.2	166.4	170.5	171.0
Quantity of coal purchased via truck transport (tonnes) (millions)	1.7	1.4	1.5	74.8
Average price of coal purchased via truck transport (RMB/tonne)	140.5	142.3	148.4	146.0
Average cost of railway transport (RMB/tonne) ...	28.3	29.5	31.9	32.4
Cost of railway transport as percentage of total price ...	17.1	17.7	18.7	19.1

Ash disposal

We entered into an Ash Disposal Agreement with NCPGC dated 5 August 1996 pursuant to which NCPGC agreed to be responsible for disposing of all ash generated by our power plants in accordance with PRC national and local environmental protection requirements and industrial policies. We agree annually with NCPGC on a unit ash disposal charge, which applies throughout the following year. The unit disposal charge reflects NCPGC's estimated operating costs, depreciation of its ash yards, amortisation fees for the construction of the ash yard and a profit margin (also agreed annually with NCPGC) ranging between 5 per cent. and 10 per cent. of costs.

The Ash Disposal Agreement applies to all future generating units or power plants that are wholly-owned and operated and managed by us and to plants or units that are partly-owned and managed and operated by us that, in each case, use NCPGC's existing ash yards. There are no provisions in the Ash Disposal Agreement which impose an obligation on NCPGC to construct or operate new ash yards for any of our existing or new power plants.

The Ash Disposal Agreement has an indefinite term and provides that it will terminate only by agreement between the Company and NCPGC (or as required by law) or automatically upon termination of the Power Purchase Agreement.

TARIFF POLICY

Tariff policy for Operating Power Plants

Although the Power Purchase Agreement contains a formula to calculate the annual tariff payable for electricity sold by the Company to NCPGC, we and NCPGC have stopped using the tariff formula since 1997. Instead, we determine our tariffs at rates that would allow us to cover our expenses, pay our taxes and achieve a return on our investment. These rates comply with the broad principles established by the Electric Power Law, which states that the tariffs received by electricity producers shall be formulated to provide reasonable compensation for costs (including taxes) as well as a reasonable profit. See "Management's discussion and analysis of financial condition and results of operations — Factors affecting results of operations". Amendments to tariffs we charge must be approved by SDPC, who will consider the effect of such tariff on the final sales tariff charged by NCPGC to its customers. To date, none of our applications for tariff charges have ever been rejected by SDRC or its predecessor, the SDPC.

The following table shows the tariffs charged by each of our principal power generating units for electricity sold to NCPGC as of 15 August 2003:

	Power plant	Generating unit	Commencement date	Installed capacity	Tariff
				(MW)	(RMB/MWh)
1	Douhe	Units 1 to 8	1976 - 1987	1,550	327.0
2	Gaojing	Units 1 to 6	1961 - 1974	600	327.0
3	Xiahuayuan	Units 1 to 3	1982 - 1988	400	327.0
4	Zhangjiakou	Units 1, 3 & 4	1991 - 1995	900	327.0
5	Zhangjiakou	Unit 2	1992	300	300.5
6	Zhangjiakou	Units 5, 6, 7 & 8	1999 - 2001	1,200	317.0
7	Datang Panshan Power	Units 1 & 2	2002	1,200	262.4
8	Datang Huaze Hydropower (Fengning)	Hydro Units 1 & 2	2002	20	950.0
9	Datang Tuoketuo Power (Phase I)	Units 1 and 2	2003	1,200	262.4

Tariff policy for Projects

We determine tariffs for new generation units in our Projects according to the Electric Power Law and guidelines under the No. 701 Document. According to the No. 701 Document, the on-grid tariffs for a power plant will be determined by reference to the average costs of generators of identical type within the same provincial or regional grid that have been constructed during the same period. The number of hours that each power plant will be dispatched to the relevant grid will be determined by the dispatch centre, which is operated by the relevant grid operator, and will be based on the average availability hours of generators of identical type within the same grid. The guidelines under the No. 701 Document do not specify exactly whether a power generating company can be guaranteed a rate of return and what that rate of return should be. However, an independent power producer may improve its profitability by increasing its production efficiency and reducing generation costs.

COMPETITION

We compete with other plants that supply the BTT Power Grid and we have identified the Guohua Group, the Huaneng Group and SP Power Development as our major competitors within the BTT Power Grid. Likewise, our projects outside the BTT Area will face competition from local generators within the relevant provincial or regional grids.

We face competition for mandates to develop new power plants and competition for financing for our future plants. The continued growth in China's economy and electricity consumption have attracted many potential competitors, including multinational development groups and equipment suppliers, to explore opportunities in the development of electric power generation projects within the PRC. Accordingly, competition for and from new power projects may increase in line with the long-term economic growth in the PRC.

ENVIRONMENTAL MATTERS

Our Operating Power Plants and Projects are subject to comprehensive laws and regulations for environmental protection, which currently

- impose a graduated schedule of pollution fees for the legal discharge of waste substances in excess of certain levels;
- regulate the construction of new power plants;
- require the payment of fines for violation of laws, regulations or decrees; and
- provide for the closure by the central, provincial or local government of any facility that fails to comply with orders requiring that it ceases or cures certain activities causing environmental damage.

Pursuant to these laws and regulations, technical standards have been published for environmental monitoring and certain rules have been established with respect to the construction and operation of power generating facilities.

We are also subject to the supervision of the local environmental protection agencies in the regions where our operations are located. Local environmental agencies in such regions certified in 1996 that our plants existing at that time (comprising Douhe, Gaojing, Xiahuayuan and Zhangjiakou Power Plants) were in compliance with applicable regulations. As a condition for approval of their feasibility studies, all Operating Power Plants that commenced commercial operations after 1996 passed the environmental reviews and examinations conducted by the relevant government agencies. Since 1996, we have not recorded any violations of environmental regulations which may materially and adversely affect our operations. We have a programme of upgrading the environmental protection equipment at our Operating Power Plants so as to maintain compliance with applicable environmental laws and regulations. Installation of this equipment, which includes electrostatic precipitators, is timed to occur during major maintenance overhauls so as to minimise any interruption to the normal operation of the plants.

The environmental regulatory system provides for the payment of pollutant discharge fees by businesses such as our power plants which generate certain categories of pollutant and discharge the same into the environment. Because of the nature of our business, we store on our property and discharge into the environment waste substances and pay such fees in respect of certain of our waste discharges. For the years ended 31 December 2000, 2001 and 2002, waste discharge fees paid by us totalled RMB 33.0 million, RMB 56.0 million and RMB 54.4 million, respectively, which represented 0.9, 1.3 and 1.0 per cent. of our total operating costs. Under the current state policy and our environmental preservation management plan, approximately 90% of the sulfur oxide discharge fees paid by us in each year will be rebated to us in subsequent years in the form of state subsidies for use in connection with environmental protection related capital expenditures.

Environmental protection equipment is required to be installed in newly constructed power plants. During the design process, the equipment must be approved by local environmental protection bureaus with regard to emission standards and must include abatement equipment in accordance with the applicable environmental protection standards.

PROPERTY

Our office headquarters, comprised of approximately 7,353.74 square metres, are located at No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, PRC, two floors of which we own and three floors of which we lease from third parties.

The following table sets forth land use rights for our Operating Power Plants:

	Remaining term of land use rights	Approximate area (Land)
	(years)	(sq.m.)
Operating Power Plants		
Douhe Power Plant	43	439,476.04
Gaojing Power Plant	41	214,839.00
Xiahuayuan Power Plant	43	193,332.00
Zhangjiakou Power Plant	41-44	524,998.62
Datang Panshan Power	45	785,176.60
Datang Huaze Hydropower (Fengning)	46	2,177,736.70

The land use rights in respect of the land occupied by Datang Tuoketuo Power for production purpose have been expired since November 2002. Datang Tuoketuo Power is currently in the process of renewing its land use rights in respect of such land.

In respect of our Projects, we expect to acquire land use rights for terms of 50 years and in accordance with our normal operating practices and procedures.

INSURANCE

In respect of Gaojing, Xiahuayuan and Zhangjiakou Power Plants and the plant of Datang Panshan Power, we currently maintain with China Pacific Insurance Company Limited property all risk insurance coverage of approximately RMB 15.6 billion for our fixed assets and inventory and machinery breakdown insurance of approximately RMB 13.7 billion for our power generation and other ancillary equipment. In respect of Douhe Power Plant, we currently maintain with the People's Insurance Company of China property all risk insurance coverage of approximately RMB 3.7 billion for our fixed assets and inventory and machinery breakdown insurance of approximately RMB 2.8 billion for our power generation and other ancillary equipment. The foregoing insurance policies insure the property for the full replacement value in the case of a claim. In respect of the plant of Datang Huaze Hydropower, we currently maintain with People's Insurance Company of China property all risk insurance coverage of approximately RMB 180 million for our fixed assets. However, we have not maintained any inventory and machinery breakdown insurance in respect of Datang Huaze Hydropower in view of the relatively small capital investment in this project. In the unlikely event that our assets are substantially or totally destroyed or damaged beyond repair, our insurance coverage may be insufficient to cover all of our losses.

We also maintain third party liability insurance for all our Operating Power Plants. We believe that our insurance coverage is standard for the power industry in the PRC. As of the date of this Offering Circular, we have not made any significant insurance claims in our operating history.

MAINTENANCE AND REPAIR

As of 15 August 2003, we employed approximately 360 qualified engineers, of which approximately 100 are senior engineers who are responsible for supervising production as well as repair and maintenance.

In order for NCPGC to manage the supply of electricity in the North China Power Network, our engineers have devised a timetable for the maintenance of the generating units in which we have an interest to ensure that regular inspections and repairs are carried out systematically. Any such maintenance timetables are subject to NCPGC approval.

The procedures for the repair and maintenance of generating units are formulated in line with the relevant regulations promulgated by the State Power Corporation. Pursuant to these procedures, all the power plants in which we have an interest are currently operating on a cycle generally of three years, which could be extended beyond three years depending on actual operating conditions. In each cycle, there are the following three different levels of maintenance:

- regular checks and maintenance are carried out while the generating units are in operation;
- a small-scale servicing once a year, which takes approximately 14-18 days for units of 200 MW or above and approximately nine days for 100 MW units; and
- one full-scale overhaul every five years, which takes approximately 45-55 days for units of 200 MW or above and approximately 38 days for 100MW units.

Since the generating units in which we have an interest commenced operation, production has never been materially affected by a breakdown of the power generating units, except the interruption of Unit 1 of Douhe Power Plant during the earthquake in the Tangshan region in 1976.

INTELLECTUAL PROPERTY

We do not own any trademarks and service marks. We believe that our business as a whole is not materially dependent on such marks or on any other intellectual property.

LEGAL PROCEEDINGS

Neither ourselves nor any of our subsidiaries or joint ventures are involved in any litigation which would have a material adverse effect on our business or financial conditions or any of our subsidiaries or joint ventures.

EMPLOYEES

As of 15 August 2003, we had approximately 7,350 employees in total. The following table shows the percentage breakdown of our employees by function as of 15 August 2003:

	Percentage
Management	16.2%
Engineers	4.9%
Service staff	1.0%
Plant workers	76.9%
Others	1.0%
Total	100%

We have employment contracts with all of our employees. Neither we nor any of our Operating Power Plants have experienced any strikes or other labour disputes which affected the operation of any of our Operating Power Plants. Each of our employees may voluntarily join the trade union of his or her own working unit.

Our human resources department is responsible for the provision of orientation and technical training to all new employees and other training for all employees according to their needs. The human resources department may send staff in important positions to reputable domestic or foreign universities or enterprises for further education. All professional technical staff must attend at least 40 hours of training away from work annually.

The remuneration of our employees include wages, cash subsidies and health and retirement benefits. We contribute to a retirement plan at a rate of 19 per cent. of the total salaries of our employees. Employees collect a monthly pension directly from the PRC government upon retirement.

Principal Shareholders

OVERVIEW

CDT

As part of the reform of the electric power industry, CDT assumed NCPGC's interest in us and became our largest shareholder. CDT is a State-owned enterprise established and owned by the PRC government. As at 15 August 2003, CDT held 35.43 per cent. of our shares.

BIPDIC

Beijing International Power Development and Investment Company is a State-owned enterprise established and controlled by the Beijing Municipal Government. As at 15 August 2003, BIPDIC held 13.01 per cent. of our shares.

HCIC

Hebei Construction Investment Company is a State-owned enterprise established and controlled by the Hebei Provincial Government. As at 15 August 2003, HCIC held 13.01 per cent. of our shares.

TJIC

Tianjin Jinneng Investment Company is a State-owned enterprise established and controlled by the Tianjin Municipal Government. As at 15 August 2003, TJIC held 10.84 per cent. of our shares.

Agreement between the Company and the Principal Shareholders

Each of NCPGC, BIPDIC, HCIC and TJIC has agreed to grant us the right of first refusal, at our option, to develop, construct and operate all future power generation projects within the BTT Area pursuant to agreements entered into in 1997 and 1998, respectively. To date, we have exercised this right with respect to the development, construction and operation of Zhangjiakou Power Plant and the power plants owned by Datang Panshan Power and Datang Tuoketuo Power.

Following the implementation of the reform principle of "unbundling generation and transmission assets" and the establishment of CDT, NCPGC focuses on power transmission and distribution business and ceases to develop or own any power generating assets (except power generating facilities required for discharging its dispatch functions) in the BTT Area. Accordingly, the right of first refusal granted by NCPGC has been terminated. However, CDT has undertaken to us that for so long as CDT remains our controlling shareholder and subject to the operation of market principles and on normal commercial terms, we shall, at our option, have a preferential right to develop and acquire power projects in the areas in which CDT has operations and that CDT will not compete with us in relation to the acquisition and development of power projects.

RELATED PARTY TRANSACTIONS

NCPGC and its affiliates are the principal managers of the electric power industry for the North China Power Network. Due to NCPGC's historical position as our majority shareholder, we have a number of arrangements and agreements with NCPGC and its affiliated companies. See "Business — Major operating agreements and arrangements".

The agreements and arrangements entered into between NCPGC and ourselves were the subject of arm's length negotiations and have been entered into either (a) on normal commercial terms (which expression has been applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that our Directors have determined are fair and reasonable so far as our shareholders are concerned. These agreements are no longer related party transactions as NCPGC has transferred its interest in us to CDT.

Management

DIRECTORS

The Articles of Association provide for up to 17 Directors. As of 15 August 2003, the Board of Directors consists of 14 Directors and is accountable to the shareholders' general meeting. As of 15 August 2003, CDT and each of BIPDIC, HCIC and TJIC have two Directors on the Board of Directors, and two Directors are independent non-executive directors. The Directors are elected at the meeting of our shareholders for a term of three years, renewable upon re-election and re-appointment. The functions and duties conferred on the Board of Directors include:

- convening shareholders' meetings and to report its work to the shareholders' meetings;
- implementing the resolutions of the shareholders' meetings;
- determining our business plans and investment plans;
- formulating our annual budget and final accounts; and
- formulating our proposals for dividend and bonus distributions and for the increase or reduction of capital as well as to exercise other powers, functions and duties as conferred by the Articles of Association.

The following individuals have been appointed to serve as our directors and officers:

Name	Age	Position
Yu Hongji	60	Executive Director
Zhang Yi	55	Executive Director, Vice Chairman and General Manager
Yang Hongming	56	Executive Director, Deputy General Manager
Wang Xianzhou	49	Executive Director, Chief Financial Officer
Zhai Ruoyu	56	Non-Executive Director, Chairman
Hu Shengmu	42	Non-Executive Director
Yang Jiayi	44	Non-Executive Director
Liu Haixia	41	Non-Executive Director
Su Tiegang	54	Non-Executive Director
Ye Yonghui	50	Non-Executive Director
Tong Yunshang	61	Non-Executive Director
Zhang Wantuo	56	Non-Executive Director
Xu Daping	59	Independent Non-Executive Director
Wu Zhentao	49	Independent Non-Executive Director

The terms of all of our Directors and our supervisors will expire on 30 June 2004 unless renewed.

Executive directors

Yu Hongji (于洪基)
Executive director, Mr. Yu (aged 60) graduated from the Mechanical and Electrical Engineering Department of Tsinghua University and is a professor-grade senior engineer. Mr. Yu joined North China Power System in 1968 and has held various positions and offices including Head of Shanxi Liangziguan Power Plant and Datong Power Plant No. 2 and had been the Deputy Director of North China Power Administration Bureau and the Deputy General Manager of North China Power United Company since 1991. Later he became the Deputy General Manager of NCPGC. Mr. Yu was the Vice Chairman and General Manager of the Company from July 1999 to 3 March 2003, when the Board of Directors approved Mr. Yu's resignation from the offices of Vice Chairman and General Manager. Mr. Yu has long been engaged in areas of power production, production technology management and operational management. He has extensive experience in power generation and operational management.

Zhang Yi (张毅)

Vice Chairman and General Manager, Mr. Zhang (aged 55) is a postgraduate of the North China Power College majoring in thermal engineering and is a professor-grade senior engineer. Mr. Zhang is currently the Vice Chairman and General Manager of the Company. Mr. Zhang joined North China Power System in 1982 and has held various positions and offices including Head of the Thermal Engineering Office, Deputy Director of the North China Power Laboratory, Deputy Head of North China Power Institute and Plant Manager of the Tianjin Dagang Power Plant. Mr. Zhang was the Deputy Chief Engineer and Manager of the Technology Department of NCPGC. He joined the Company as Deputy General Manager in December 1998 and became the Vice Chairman and General Manager of the Company since March 2003. Mr. Zhang is experienced in power plant systems and equipment, with specific expertise in thermal engineering facilities. Mr. Zhang is a government-sponsored expert designated by the State Council.

Yang Hongming (杨洪明)

Deputy General Manager and Secretary to the Board of Directors, Mr. Yang (aged 56) graduated from the North China Power College majoring in power systems and automation. He is a senior economist and currently the Deputy General Manager and Secretary to the Board of Directors of the Company. Mr. Yang joined the North China Power System in 1968 as he worked at the Handan Power Supply Bureau in Hebei Province. Mr. Yang had held various positions including Technician of Handan Power Supply Bureau in Hebei, as well as Research Analyst and the Deputy Chief of the Production Control Office in the Hebei Provincial Economic and Trade Commission. He became the Company's Deputy Chief Economist, Manager of the Planning and Development Department and Chief Economist in July 1996. Mr. Yang was appointed as the Deputy General Manager of the Company in March 2003. Mr. Yang has extensive experience in macroeconomics and marketing and sales in the power industry, and is particularly well-experienced in respect of government regulations.

Wang Xianzhou (王宪周)

Chief Financial Officer, Mr. Wang (aged 49) graduated from the Beijing Broadcast Television University majoring in industrial statistics. Mr. Wang is a senior accountant and the Chief Financial Officer of the Company. Mr. Wang joined North China Power System in 1970 and had since held various positions including Head of the Financial Department of Xia Hua Yuan Power Plant and Deputy Chief Accountant and Head of the Financial Division of Zhang Jia Kou Power Plant. Since 1995, Mr. Wang had held various positions including Deputy Financial Manager and Financial Manager of NCPGC, Financial Manager and Chief Accountant of the Company. Mr. Wang has been Chief Financial Officer of the Company since August 2000. With his long-standing involvement in the area, Mr. Wang has acquired extensive experience in the financial management of power companies.

Non-executive directors

Zhai Ruoyu (翟若愚)

Chairman, Mr. Zhai (aged 56) graduated from the Economic Management Department of Liaoning University and is a professor-grade senior engineer. Mr. Zhai is currently the Chairman of the Company and General Manager of CDT. Mr. Zhai has worked at the Liaoning Power Plant since 1966 and held various offices including Deputy Director and Director. Since 1992, Mr. Zhai had assumed various positions and offices including Deputy Chief of Security and Environmental Protection Division of the Ministry of Energy of the PRC, Deputy Director of the Safety Production Department, Vice Director and Director of the Supervisory Bureau of the PRC Ministry of Power Industry as well as Head of General Office of the State Power Corporation of the PRC Ministry of Power Industry. In March 1999, Mr. Zhai took up the position of General Manager of the Northeast branch of the State Power Corporation. He served as General Manager of NCPGC since December 2000 and became the General Manager of CDT since December 2002. Having been in the power industry for over 30 years, Mr. Zhai has long been engaged in areas of power production, production technology management, administration and financial management. He has extensive experience with specific expertise in power generation and business management.

Hu Shengmu (胡绳木)

Chief Financial Controller of CDT, Mr. Hu (aged 42) is a university graduate and a senior accountant and is currently the Chief Financial Controller of CDT. Mr. Hu joined North China Power System as he worked in the Beijing Power Supply Bureau in 1981. He had been Deputy Head and Deputy Manager of the Finance

Department of the North China Power Administration Bureau, Chief Accountant and Financial Manager of the Company and Chief Accountant of NCPGC. Mr. Hu was appointed Chief Accountant of CDT in January 2003. Mr. Hu has been involved in financial management of power system for 22 years. He is well-experienced in financial management and has extensive experience in financial practices.

Yang Jiayi (杨家义)
Deputy General Manager of BIPDIC, Mr. Yang (aged 44) graduated from the Faculty of Civil Engineering of Taiyuan University of Technology majoring in industrial and civil construction and Zhongnan University of Finance and Economics majoring in investment economics. Mr. Yang is a master degree holder and an associate professor in Economics, a certified public accountant as well as a senior engineer. He had worked in the Municipal Construction Commission of Yuci City, Shanxi Province since 1982. In 1983, he pursued postgraduate studies in investment economics in Zhongnan University of Finance and Economics. Subsequently, Mr. Yang taught in the Department of Investment at the Central University of Finance & Economics from 1986 to 1996 and had been the Deputy Head of Department of Investment at the Central University of Finance & Economics. In 1994, Mr. Yang studied at the Faculty of Business Administration of Grenoble Business School No. 2 in France and has been the Deputy General Manager of BIPDIC since 1996. He was engaged in research projects at the School of Government at Harvard University, the United States, from September 2000 to January 2001. With his long-standing involvement in the academic profession and actual practice of investment management, Mr. Yang has acquired extensive experience in corporate financial management and investment and corporate finance planning.

Liu Haixia (刘海峡)
Assistant to General Manager of BIPDIC, Mr. Liu (aged 41) graduated from the North China Power College majoring in power plant thermal energy. He subsequently pursued his postgraduate studies in Business Administration in the Renmin University of China. He is a senior engineer and joined Beijing Electric Power Company in 1983 and had since undertaken the positions of Technician, Engineer and Assistant to Manager and Deputy Manager. He has been the Assistant to General Manager of BIPDIC since 1998. With his long-standing involvement in corporate management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment.

Su Tiegang (苏铁岗)
Deputy General Manager of HCIC, Mr. Su (aged 54) is a university graduate and a senior engineer. He started his career in 1968 and had worked in the Provincial Construction Commission of Qinghai and Qinghai No. 3 Construction Engineering Company. Mr. Su became the Head of Project Office of HCIC in 1989. In 1991, Mr. Su served in the Hebei Provincial Planning Committee as Head of the Investment Department. He has been the Deputy General Manager of HCIC since December 1995. With his long-standing involvement in corporate management and planning management, Mr. Su is well-experienced in corporate management and industrial planning and investment.

Ye Yonghui (叶永会)
Manager of the Energy Branch of HCIC, Mr. Ye (aged 50) started his career in 1969 and joined the Energy Branch of HCIC in 1990, and has held various positions including Administrative Officer, Deputy Manager and Manager of the Jibei Branch. From August 1999 to date, he has been the Manager of the Energy Branch of HCIC. With his long-standing involvement in corporate management and planning management, Mr. Ye has acquired extensive experience in corporate management and industrial planning and investment.

Tong Yunshang (佟允上)
General Manager of TJIC, Mr. Tong (aged 61) graduated from the Northeast Forestry College and is a professor-grade senior engineer. He started his career in 1965 in Tianjin Stationery Company. Subsequent to this, he had held various positions including being the Plant Manager of Tianjin Paper Manufacturing Company and Head of Industrial Department of Tianjin Municipal Planning Committee. He has been the General Manager of TJIC since 1996. With his long-standing involvement in corporate management and planning management, Mr. Tong is well-experienced in corporate management and industrial planning and investment.

Zhang Wantuo (张万托)
Deputy General Manager of TJIC, Mr. Zhang (aged 56) graduated from the Tianjian University of Finance and Economics. Mr. Zhang started his career in 1970 in the Tianjin Teachers Institute. He has been the cadre, Deputy Division and Director of the Energy Department of Tianjin Municipal Planning Committee since March 1981. In February 1999, he became Deputy General Manager of TJIC. With his long-standing involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Independent non-executive directors

Xu Daping (徐大平)
Mr. Xu graduated from Qinghua University specialising in heat measurement and automatic control. In 1967. Mr. Xu joined the First Engineering Bureau under the Ministry of Hydraulic Power engaging in the management of construction technology. In 1979, he joined Gezhouba Hydraulic Power Engineering College and served as an instructor and department dean and became vice dean of the College in 1985 and dean in 1991. In 1993, Mr. Xu became vice dean of Beijing Power Economy College and vice dean of North China Electric Power University. Mr. Xu is currently party secretary of North China Electric Power University. Mr. Xu has extensive knowledge and practical experience in the power generation industry and in management. Mr. Xu holds the title of professor. Mr. Xu became an Independent Non-Executive Director in 1996.

Wu Zhentao (吴镇涛)
Mr. Wu graduated from Beijing Industry University. Mr. Wu is a Managing Director of Guo Tai International Group. Mr. Wu became an Independent Non-Executive Director in 1997.

SUPERVISORS

Our supervisory committee is responsible for monitoring the activities of our Board of Directors and management. Our supervisory committee consists of three supervisors, two of whom are shareholder representatives elected or removed by our shareholders in a general meeting of shareholders and one of whom is an employee representative elected or removed by the our staff.

Under the PRC Company Law, a joint stock limited company is required to establish a supervisory committee and this requirement is reflected in the Articles of Association. The term of office of our supervisors is three years, renewable upon re-election and re-appointment. An elected supervisor cannot concurrently hold the position of director, general manager, assistant general manager or chief executive in charge of finance. The functions and powers conferred on our supervisory committee include:

- attending board meetings;
- examining our financial affairs; and
- examining balance sheets, profit and loss accounts, business reports, dividend distribution proposals and other financial information proposed at shareholders' general meetings by our Directors from time to time.

In the case of any conflict of interests between us and any of our Director or management officers, the supervisors shall confer with or initiate legal proceedings against such Directors or management officers on our behalf. A resolution proposed at any meeting of the supervisory committee shall be adopted only if it is approved by not less than two-thirds of our supervisors.

Zhang Jie (张杰)
Chairman of the Supervisory Committee and Head of the Disciplinary Unit and Supervisory and Auditing Department, Mr. Zhang (aged 55) graduated from the Central Communist Party School majoring in political theories. Mr. Zhang is a senior economist and Chairman of the Supervisory Committee of the Company. He started his career in 1968 and joined the North China Power System in 1973. Mr. Zhang had held various positions and offices including, Deputy Head of the Publicity Division, Deputy Director of the Maintenance Office and General Secretary to the Party Committee of Datong General Power Plant and Chairman of the Staff Union of Datong Second Power Plant. He had worked in Chengde Power Supply Company as the Secretary to

the Party Committee in 1994 and in Beijing Power Supply Company (Power Supply Bureau) as the Deputy Secretary to the Party Committee in January 1995. Mr. Zhang has been the Chairman of the Supervisory Committee of the Company since September 2000. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Fu Guoqiang (傅国强)
Deputy Head of the Finance Department of CDT, Mr. Fu (aged 40) is a university graduate and a senior accountant. He was the Head of the Finance and Assets Management Department of Hebei Power Company and Manager of the Finance Department of NCPGC. Mr. Fu assumed the position as the Deputy Head of the Finance Department of CDT since January 2003. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in practice and management.

Shi Xiaofan (石晓帆)
Assistant to General Manager and Head of the Human Resources Department, Mr. Shi (aged 51) was tertiary educated and is a senior economist. Mr. Shi had worked in NCPGC as the Head of the Personnel Department and became the Head of the Human Resources Department of the Company in 1996 and also the Assistant to General Manager of the Company in March 2003. Mr. Shi is well-experienced in human resources development and management in the power industry and has extensive experience in the management of human resources in the sector.

SENIOR MANAGEMENT

Yu Libin (余立滨)
Deputy General Manager, Mr. Yu (aged 58) graduated from the North China Power College majoring in thermal dynamics with a master's degree. Mr. Yu is a professor-grade senior engineer and currently a Deputy General Manager of the Company. He started his career in Northeast Power Construction Company in 1966 and has served as Deputy Director of Yuan Bao Shan Power Plant, Head of Power Generation Division of the Northeast Power Administration Bureau's Production Department, Director of Tieling Power Plant, Deputy Chief Engineer and Head of the Production Department of Northeast Power Group Company as well as Deputy General Manager of Liaoning Power Generation Company Limited. Mr. Yu took up the position of Deputy General Manager of Shanxi Power Generation Company Limited in November 2000 and became Deputy General Manager of the Company in March 2003. Mr. Yu has worked in North China Power System for over 30 years and is well-experienced in the areas of power generation and management.

Wei Yuan (魏远)
Deputy General Manager, Mr. Wei (aged 47) graduated from the Hebei Broadcast & TV University majoring in party politics. Mr. Wei is a senior economist and currently Deputy General Manager of the Company. He joined North China Power System in 1977, serving various positions and offices including Director of the plant of Tangshan Power, Deputy Director and Secretary to Party Committee of Dou He Power Plant and Director of Qinhuangdao Thermal Power Plant. Mr. Wei became the Company's Deputy Chief Economist and Manager of the Development and Planning Department in April 1998 and became Deputy General Manager of the Company in March 2003. Mr. Wei has extensive experience in power plant administration and production management.

Qiao Xinyi (乔新一)
Director of the Work Division Committee and Head of Corporate Culture Department, Mr. Qiao (aged 51) graduated from the North China Power College majoring in thermal dynamics. He is a senior economist and is currently Director of the Work Division Committee and Head of Corporate Culture Department of the Company. Mr. Qiao joined the North China Power System in 1969. Mr. Qiao had undertaken positions and offices as Assistant to Director, Deputy Director and Assistant Manager of Human Resources Department of NCPGC and Deputy General Manager of Qinhuangdao Power Company. He became Director of the Work Deployment Committee and Head of the Professional Culture Department of the Company in February 2000. Mr. Qiao has been involved in the corporate and operational management of power generation companies for many years and is well-experienced in administrative management.

Qiu Ling (邱陵)
Chief Economist, Mr. Qiu (aged 57) graduated from the Beijing Power College majoring in thermal engineering automation. He is a professor-grade senior engineer and is currently the Chief Economist of the Company. Mr. Qiu started his career in 1970 in Luan He Power Plant and had since held various positions and offices including

Deputy Director of Hebei Electric Power Testing & Research Institute, Engineering Officer of the Production Technology Department in NCPGC and Engineering Officer of the Power Station Construction Department. Mr. Qiu has served the Company as Engineer Officer and Manager of the Construction Department since 1999 and became the Chief Economist of the Company in March 2003. Mr. Qiu has been involved in power generation technology for a long time and is well-experienced in power generation construction.

Zhao Qingzheng (赵清政)
Assistant to the General Manager, Mr. Zhao (aged 59) graduated from Beijing Power College majoring in thermal dynamics. He is a senior economist and has been an Assistant to General Manager of the Company since 1999. Mr. Zhao started his career in 1968 and had since held various positions and offices including Deputy Director of Beijing Thermal Power Plant and The General Thermal Power Plant, Head of Finance Department of NCPGC, General Manager of North China Power Industrial Company and Deputy General Manager of NCPGC. Mr. Zhao is well experienced in management of power companies.

Cai Enzhi (蔡恩治)
Deputy Chief Engineer, Mr. Cai (aged 59) graduated from Jilin Power College majoring in thermal dynamics. Mr. Cai is a professor-grade senior engineer and joined the North China Power System in 1967 and served as the Manager of Hebei First Power Infrastructure Company and Deputy Chief Engineer of NCPGC. He became the Deputy Chief Engineer of the Company in 1999. Mr. Cai is knowledgeable in power production facilities and corporate management and is well-experienced in management of power companies.

Song Yuluo (宋玉洛)
Deputy Chief Engineer and Manager of the Safety and Environmental Protection Department, Mr. Song (aged 49) graduated with a master's degree from North China Power University majoring in thermal dynamics. He is a senior engineer and started his career in 1968, joined the North China Power System in 1976 and served as Deputy Director and Director of Datong Power Plant No.2 in 1985 and 1994, respectively. He became the Deputy Chief Engineer of the Company in January 1997 and the Production Manager in October 2000. Mr. Song is knowledgeable in power production process and corporate production process management and is well-experienced in management of power generation business.

Zhu Guanqun (朱冠群)
Deputy Chief Economist, Mr. Zhu (aged 43) graduated from Zhejiang University majoring in precision engineering. He is a senior engineer and joined the North China Power System in 1982 and served as the Deputy Director of Beijing General Power Equipment Plant, Deputy Manager of General Planning Department and Deputy Manager of Finance Department of NCPGC as well as General Manager of North China Power International Trading Company. He became the Deputy Chief Economist of the Company in January 2002. Mr. Zhu has extensive experience in management and marketing of power generation business.

Tong Yiying (佟义英)
Deputy Chief Engineer and Manager of Operation Department, Mrs. Tong graduated from North China Power College with Masters in Engineering, majoring in thermal dynamics. She joined the North China Power System in 1983 and has held various positions in different power enterprises. Mrs.Tong is knowledgeable in management of power operation and has extensive experience in operational management of power companies. She holds the professional title of senior engineer. She has held her current positions in the Company since May 2003.

EXECUTIVE COMPENSATION

For the year ended 31 December 2002, we paid to the executive directors, non-executive directors and supervisors a total of RMB 2.2 million in emoluments. We do not pay our directors or supervisors any fees.

Terms and conditions of the Bonds

The following terms and conditions (subject to amendment and except for the sentences in italics) will be endorsed on the Certificates issued in respect of the Bonds.

The issue of the US$153,800,000 0.75 per cent. Convertible Bonds due 2008 of Beijing Datang Power Generation Company Limited (the "Company") was authorised by resolutions of the Board of Directors of the Company passed on 14 August 2001, 19 February 2002, 8 May 2003 and 22 August 2003, by special resolutions of the shareholders of the Company passed on 10 May 2002 and 10 July 2003, and by special resolutions of the holders of the Domestic Shares of the Company and holders of the H Shares of the Company passed on 10 May 2002 and 10 July 2003. The Bonds are constituted by a trust deed to be dated on or about 9 September 2003 (the "Trust Deed") between the Company and J.P. Morgan Corporate Trustee Services Limited (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders (as defined below) of the Bonds. The statements set out in these Terms and Conditions (the "Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed. The Bondholders (as defined below) are entitled to the benefit of, and are bound by, and deemed to have notice of, all the provisions of the Trust Deed and those applicable to them of the Registrar, Paying, Conversion and Transfer Agency Agreement to be dated on or about 9 September 2003 (the "Agency Agreement") relating to the Bonds between the Company, the Trustee, JPMorgan Chase Bank as principal paying, conversion, replacement and transfer agent, J.P. Morgan Bank Luxembourg S.A. as registrar and other paying, conversion and transfer agents named therein. The registrar, principal agent, conversion agents, paying agents and transfer agents for the time being are referred to below as the "Registrar", the "Principal Agent", the "Conversion Agents" (which expression shall include the Principal Agent), the "Paying Agents" (which expression shall include the Principal Agent) and the "Transfer Agents" (which expression shall include the Registrar) respectively (together, the "Agents"). Unless otherwise defined, terms used in these Conditions have the meaning specified in the Trust Deed. Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal office for the time being of the Trustee (being at the date of issue hereof at Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom) and at the specified offices of the Paying Agents, the Conversion Agents and the Transfer Agents.

1 FORM, DENOMINATION AND TITLE

(a) Form

The Bonds are issued in registered form in the denomination of US$1,000. A bond certificate (each a "Certificate") will be issued to each Bondholder in respect of its registered holding of Bonds. Each Bond and each Certificate will have an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders which the Company will procure to be kept by the Registrar.

The Bonds will be evidenced by a Global Certificate in registered form which will be deposited with a common depositary for, and registered in the name of a common nominee of, Clearstream, Luxembourg and Euroclear.

Except in the limited circumstances described in the Agency Agreement, owners of interests in Bonds evidenced by the Global Certificate will not be entitled to receive physical delivery of definitive Certificates in respect of their individual holdings of Bonds. The Bonds are not issuable in bearer form.

(b) Title

Title to the Bonds will only pass by transfer and registration in the register of Bondholders as described in Condition 3. The registered holder of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, or any writing on the Certificate or its theft or loss) and no person will be liable for so treating such person. In these Conditions, "Bondholder" and (in relation to a Bond) "holder" mean the person in whose name a Bond is registered.

2 STATUS

The Bonds are direct, unconditional, (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Company and (subject as aforesaid) rank and will rank *pari passu*, without any preference or priority among themselves and with all other outstanding, direct, unconditional, unsecured and unsubordinated obligations of the Company, present and future, but, in the event of insolvency of the Company, only to the extent permitted by mandatory provisions of applicable laws.

3 REGISTRATION AND TRANSFERS OF BONDS

(a) Registration

The Company will cause to be kept at the specified office of the Registrar a register (the "Register") on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers of Bonds.

(b) Transfers

Subject to the Agency Agreement and to Condition 3(f), a Bond may be transferred by delivering the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed, to the specified office of the Registrar or any of the other Transfer Agents. No transfer of title to any Bond will be effective unless and until entered on the Register.

Transfers of interests in the Bonds evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems.

(c) Delivery of new Certificates

Each new Certificate to be issued upon transfer of Bonds will, within three business days of receipt by the relevant Transfer Agent of the duly completed and signed form of transfer, be made available for collection at the specified office of the relevant Transfer Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bond (but free of charge to the holder) to the address specified in the form of transfer.

Except in the limited circumstances described in the Agency Agreement (see "The Global Certificate — Registration of Title"), owners of interests in the Bonds evidenced by the Global Certificate will not be entitled to receive physical delivery of definitive Certificates in respect of their individual holdings of Bonds.

Where only some but not all of the Bonds in respect of which a Certificate is issued is to be transferred, converted or redeemed, a new Certificate in respect of the principal amount not so transferred, converted or redeemed will, within seven business days of deposit or surrender of the original Certificate with or to the relevant Transfer Agent, Paying Agent or Conversion Agent, be made available for collection at the specified office of the Transfer Agent, Paying Agent or Conversion Agent or, if so requested by the holder, be mailed by uninsured mail at the risk of the holder of the principal amount of the Bond (but free of charge to the holder) not so transferred, converted or redeemed to the address of such holder appearing on the Register.

For the purposes of this Condition 3, "business day" shall mean a day on which banks are open for business in the city in which the specified office of the relevant Transfer Agent, Conversion Agent or Paying Agent with whom a form of transfer or Certificate is deposited in connection with a transfer or conversion is located.

(d) Formalities free of charge

Registration of transfer of Bonds will be effected without charge by or on behalf of the Company or any of the Transfer Agents, but upon payment (or the giving of such indemnity as the Company or any of the Transfer Agents may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

(e) Closed periods

Neither the Company nor the Registrar will be required to register the transfer of a Bond (i) in respect of which a Conversion Notice (as defined in Condition 6(c)) has been delivered in accordance with Condition 6(c), (ii) during the period of seven days ending on (and including) the date of redemption pursuant to Condition 7(b) or Condition 7(c), or (iii) the Certificate in respect of which has been deposited pursuant to Condition 7(d) or Condition 7(e), or (iv) during the period of seven days ending on (and including) any due date for the payment of interest.

(f) Regulations

All transfers of Bonds and entries on the Register will be made subject to the detailed regulations concerning transfer of Bonds scheduled to the Agency Agreement. The regulations may be changed by the Company, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Bondholder on request.

4 NEGATIVE PLEDGE

So long as any Bond remains outstanding (as defined in the Trust Deed), the Company will not, and will not permit any of its Subsidiaries to, create or permit to exist any Security Interest upon the whole or any part of their respective undertakings, assets or revenues, present or future (whether now owned or hereafter acquired) to secure any of its Relevant Indebtedness (or to secure any guarantee or indemnity in respect of Relevant Indebtedness) without making effective provision whereby the Company's obligations under the Bonds and the Trust Deed are (aa) secured equally and rateably therewith to the satisfaction of the Trustee, or (bb) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

For the purposes of these Conditions,

"Relevant Indebtedness" means any present or future indebtedness for borrowed money which is in the form of, or represented or evidenced by bonds, notes, debentures, loan stock or other securities which, with the agreement of the Company or the relevant Subsidiary, as the case may be, are or are capable of being quoted, listed, dealt in or traded on a stock exchange, or an over-the-counter or other recognised securities market.

"Security Interest" means any mortgage, charge, pledge, lien or other form of encumbrance or security interest.

"Subsidiary" means (i) any company or any other entity (whether having legal personality or not) of which the Company owns or controls (either directly or through or together with another or other Subsidiaries) more than 50 per cent. of the issued share or registered capital or other ownership interest having voting power to elect directors, managers or trustees of such company or other entity or (ii) any company or other entity which at any time has its accounts consolidated with those of the Company or which, under the laws of the People's Republic of China ("PRC"), regulations or generally accepted accounting principles applicable to joint stock limited companies or companies limited by shares from time to time or under International Accounting Standards (as defined in the Trust Deed) from time to time, is required to have its accounts consolidated with those of the Company.

5 INTEREST

(a) Interest rate

The Bonds bear interest from and including 9 September 2003 (the "Closing Date") at the rate of 0.75 per cent. per annum of the principal amount of the Bonds. Interest is payable semi-annually in equal instalments in arrear on 9 March and 9 September in each year (each an "Interest Payment Date"), commencing on 9 March 2004. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

(b) Accrual of interest

Each Bond will cease to bear interest (i) where the Conversion Right shall have been exercised by a Bondholder or by the Trustee pursuant to Condition 6(g), from the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Condition 6(e)) or (ii) from the due date for redemption thereof unless, upon surrender of the Certificates in accordance with Condition 8, payment of the principal is improperly withheld or refused and in such event such Bond shall continue to bear interest (both before and after judgment) up to but excluding the date on which payment in full of the principal thereof is made.

6 CONVERSION

(a) Conversion rights

(i) *Conversion Period:* Each Bond shall entitle the holder to convert (such right a "Conversion Right") during the Conversion Period such Bond into Shares, credited as fully paid. A Bondholder may exercise the Conversion Right in respect of a Bond by delivering the relevant Certificate in respect of such Bond to the specified office of any Conversion Agent in accordance with Condition 6(c),

whereupon the Company shall issue to the Bondholder Shares credited as paid up in full and are non-assessable as provided in this Condition 6. Subject to, and upon compliance with, the provisions of these Conditions, the Conversion Right in respect of a Bond may be exercised, at the option of the Bondholder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from 20 October 2003 up to the close of business (at the place where the relevant Certificate is delivered for conversion) on the date falling seven days prior to the Final Maturity Date (as defined below) (both days inclusive) or, if the Bonds shall have been called for redemption pursuant to Condition 7(b) or Condition 7(c) prior to the Final Maturity Date, then up to, and including, the close of business (at the place aforesaid) on the seventh day before the date fixed for redemption thereof, unless there shall be default in making payment in respect of such Bond on such date fixed for redemption, in which event the Conversion Right shall extend (unless already exercised by the Trustee pursuant to Condition 6(g)) up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 16 or, if earlier, the Final Maturity Date; provided that in each case if the final such date for the exercise of Conversion Rights is not a business day at the place aforesaid then the period for exercise of the Conversion Right by Bondholders shall end on the immediately preceding business day at the place aforesaid. The period during which Conversion Rights may be exercised by a Bondholder is referred to as the "Conversion Period".

The number of Shares to be issued on exercise of a Conversion Right shall be determined by dividing the principal amount of the relevant Bonds (or, in the case of a conversion of some but not all of the Bonds represented by a Certificate, the principal amount thereof being converted) (translated into Hong Kong dollars at the fixed rate of HK$7.799 = US$1.00) by the Conversion Price in effect on the Conversion Date.

For the purposes of this Condition 6 with respect to any place, "business day" means a day (other than a Saturday or Sunday) on which banks are open for business in such place.

(ii) *Conversion Price:* The price at which Shares will be issued upon conversion (the "Conversion Price") will initially be HK$5.558 per Share, subject to adjustment in the circumstances described in Condition 6(b).

(iii) *Fractions of Shares:* Fractions of Shares will not be issued on conversion and no cash adjustment will be made. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Shares to be issued on conversion are to be registered in the same name, the number of such Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of the Bonds being so converted. Notwithstanding the foregoing, in the event of a consolidation or reclassification of Shares by operation of law or otherwise occurring after 9 September 2003, the Company will upon conversion of the Bonds pay in US dollars a sum equal to such portion of the principal amount of the Bond or Bonds deposited for conversion as corresponds to any fraction of a Share not issued as aforesaid if such sum exceeds US$10.

(iv) *Revival after default:* Notwithstanding the provisions of Condition 6(a)(i), if there is default in making payment in full in respect of any Bond which shall have been called for redemption on the date fixed for redemption thereof, the Conversion Right attaching to such Bond will continue to be exercisable (unless already exercised by the Trustee pursuant to Condition 6(g)) up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Principal Agent or the Trustee and notice of such payment has been given in accordance with Condition 16 or, if earlier, 2 September 2008 and, notwithstanding the provisions of Condition 6(a)(i) and Condition 6(c), any Bond in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Principal Agent or Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(v) *Meaning of Shares:* In these Conditions, the expression "Shares" means (a) shares which, as of the date of the issue of the Bonds, are designated as special renminbi-denominated shares in the registered capital of the Company with a par value of RMB 1.00 each traded in Hong Kong dollars (commonly referred to as "H Shares" as of the date of the issue of the Bonds) or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company and, (b) fully-paid and non-assessable shares of any class or classes of the registered capital of the Company authorised after the date of the issue of the Bonds which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company; provided that, shares to be issued on conversion of the Bonds shall mean only "Shares" as defined in (a) above.

(vi) *Supplementary Provisions:* Where the Trustee shall have exercised Conversion Rights pursuant to Condition 6(g), all relevant Bonds in respect of which Conversion Rights are exercised shall, for the purpose of this paragraph (vi), be deemed to be held by one person.

Conversion Rights may not be exercised in respect of a Bond where a Bondholder shall have exercised its right to require the Company to redeem such Bond pursuant to Condition 7(d) or Condition 7(e).

A Conversion Right may not be exercised following the giving of notice by the Trustee pursuant to Condition 12.

A Conversion Right may only be exercised in respect of one or more Bonds. Where a Conversion Right is exercised in respect of some only but not all of the Bonds represented by a Certificate, the old Certificate shall be cancelled and a new Certificate for the balance thereof shall be issued in accordance with Condition 3(c) in lieu thereof without charge but upon payment by the holder of any taxes, duties and other governmental charges payable in connection therewith.

The Company will procure that Shares to be issued on conversion will be issued to the holder of the Bonds completing the relevant Conversion Notice, his nominee or the person specified in the Conversion Notice or, where Conversion Rights have been exercised by the Trustee pursuant to Condition 6(g), the Trustee on behalf of the relevant Bondholders or any person nominated by it.

(b) Adjustment of Conversion Price

The Conversion Price will be adjusted in the following circumstances:

(i) Subdivision, consolidation and reclassification of Shares

If the Company shall (a) subdivide its outstanding Shares, (b) consolidate its outstanding Shares into a smaller number of Shares, or (c) re-classify any of its Shares into other securities of the Company, then the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction:

$$\frac{A}{B}$$

where:

A = the nominal amount of one Share immediately after such subdivision, consolidation or reclassification; and

B = the nominal amount of one Share immediately before such subdivision, consolidation or reclassification.

An adjustment made pursuant to this Condition 6(b)(i) shall become effective immediately on the relevant event referred to above becoming effective.

(ii) **Free distributions and bonus issues**
If the Company shall (a) make a free distribution of Company Shares (as defined in Condition 6(h)) or (b) make a bonus issue of Company Shares (in either case credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve)) other than a Scrip Dividend of the type referred to in Condition 6(b)(iii) below, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

$$\frac{A}{B}$$

where:

A = the aggregate nominal amount of the issued Company Shares of all classes immediately before such issue or distribution; and

B = the aggregate nominal amount of the issued Company Shares of all classes immediately after such issue or distribution.

An adjustment made pursuant to this Condition 6(b)(ii) shall become effective immediately on the relevant event referred to above becoming effective or, if a record date is fixed therefor, immediately after such record date; provided that in the case of a free distribution or bonus issue of Company Shares which must, under applicable law of the PRC or, as the case may be, Hong Kong, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Company before being legally paid or made, and which is so approved after the record date fixed for the determination of shareholders entitled to receive such distribution or issue, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record date.

(iii) **Dividend in Shares**
If the Company shall issue any Company Shares by way of a Scrip Dividend where the Current Market Price or Fair Value (as relevant) of such Company Shares:

(i) exceeds 105 per cent., of the amount of the relevant cash dividend (the "Relevant Cash Dividend") or the relevant part thereof and which would not have constituted a Capital Distribution; and

(ii) is less than the Current Market Price per Share

then the Conversion Price in effect on the date when such dividend is declared (or, if the Company has fixed a prior record date for the determination of shareholders entitled to receive such dividend, on such record date) shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction (assuming the Company has only two classes of Company Shares):

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all Company Shares in issue (having regard to Condition 6(b)(xxii) below) of one class, at the time of declaration of such dividend (or at the close of business in the PRC on such record date as the case may be);

A2 = the aggregate nominal amount of all Company Shares in issue (having regard to Condition 6(b)(xxii) below) of another class at the time of declaration of such dividend (or at the close of business in the PRC on such record date as the case may be);

B1 = the aggregate nominal amount of the number of Company Shares of one class issued by way of such Scrip Dividend multiplied by a fraction of which (i) the numerator is the amount per Company Share of that class of the whole, or the relevant part, of the Relevant Cash Dividend and (ii) the denominator is the Current Market Price or Fair Value (as relevant) of the number of Company Shares of that class issued in respect

of each existing Company Share of that class in lieu of the whole, or the relevant part, of the Relevant Cash Dividend;

B2 = the aggregate nominal amount of the number of Company Shares of another class issued by way of Scrip Dividend multiplied by a fraction of which (i) the numerator is the amount per Company Share of that class of the whole, or the relevant part, of the Relevant Cash Dividend and (ii) the denominator is the Current Market Price or Fair Value (as relevant) of the number of Company Shares of that class issued in respect of each existing Company Share of that class in lieu of the whole, or the relevant part, of the Relevant Cash Dividend;

C1 = the aggregate nominal amount of the number of Company Shares of one class issued by way of Scrip Dividend; and

C2 = the aggregate nominal amount of the number of Company Shares of another class issued by way of Scrip Dividend,

provided if only one class of Company Shares is issued by way of Scrip Dividend, B2 and C2 shall be removed from the above formula.

An adjustment made pursuant to this Condition 6(b)(iii) shall become effective as provided with respect to Condition 6(b)(ii); provided that in the case of a Scrip Dividend which must, under applicable law of the PRC or, as the case may be, Hong Kong, be submitted for approval to a general meeting of shareholders of the Company before being legally paid, and which is so approved after the record date fixed for the determination of holders of Company Shares entitled to receive such dividend, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record date.

(iv) Rights Issues to Shareholders
If the Company shall grant, issue or offer to all or substantially all Shareholders or to all or substantially all holders of one or more classes of Company Shares rights entitling them to subscribe for or purchase Company Shares:

(a) at a consideration per relevant Company Share receivable by the Company (determined as provided in the Trust Deed) which is fixed on or prior to the record date mentioned below and is less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Current Market Price per Share

at such record date; or

(b) at a consideration per relevant Company Share receivable by the Company which is fixed after the record date mentioned below and is less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Current Market Price per Share

on the date the Company fixes the said consideration,

then the Conversion Price in effect (in a case within (a) above) on the record date for the determination of holders of Company Shares entitled to receive such rights or (in a case within (b) above) on the date the Company fixes the said consideration shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction (assuming the Company has only two classes of Company Shares):

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all Company Shares in issue (having regard to Condition 6(b)(xxii) below) of one class at the close of business in the PRC (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Company fixes the said consideration;

A2 = the aggregate nominal amount of all Company Shares in issue (having regard to Condition 6(b)(xxii) below) of another class at the close of business in the PRC (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Company fixes the said consideration;

B1 = the aggregate nominal amount of the number of Company Shares of one class which the aggregate consideration receivable by the Company for such Company Shares would purchase at such Current Market Price or Fair Value (as relevant) per relevant Company Share of such class specified in (a) or, as the case may be, (b) above;

B2 = the aggregate nominal amount of the number of Company Shares of another class which the aggregate consideration receivable by the Company for such Company Shares would purchase at such Current Market Price or Fair Value (as relevant) per relevant Company Share of such class specified in (a) or, as the case may be, (b) above;

C1 = the aggregate nominal amount of the number of Company Shares of one class issued upon exercise of such rights at the said consideration being (aa) the aggregate nominal amount of the number of Company Shares of such class which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the aggregate nominal amount of the number of Company Shares of such class for which applications are received from holders of Company Shares as referred to below save to the extent already adjusted for under (aa); and

C2 = the aggregate nominal amount of the number of Company Shares of another class issued upon exercise of such rights at the said consideration being (aa) the aggregate nominal amount of the number of Company Shares of such class which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the aggregate nominal amount of the number of Company Shares of such class for which applications are received from holders of Company Shares as referred to below save to the extent already adjusted for under (aa),

provided that if only one class of Company Shares is issued by way of rights B2 and C2 shall be removed from the above formula.

Subject as provided below, such adjustment shall become effective immediately after the latest date for the submission of applications for such relevant Company Shares by holders of Company Shares entitled to the same pursuant to such rights or (if later) immediately after the Company fixes the said consideration but retroactively to immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to the holders of Company Shares of rights entitling them to subscribe for or purchase Company Shares, any Company Shares which are not subscribed for or purchased by the persons entitled thereto are underwritten by other persons prior to the latest date for the submission of applications for such Company Shares, adjustment shall be made to the Conversion Price in accordance with the above provisions which shall become effective immediately after the date the underwriters agree to underwrite the same or (if later) immediately after the Company fixes the said consideration but retroactively to immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to the holders of Company Shares of rights entitling them to subscribe for or purchase Company Shares, any such Company Shares which are not subscribed for or purchased by the underwriters who have agreed to underwrite as referred to above or by the holders of Company Shares entitled thereto (or persons to whom holders of Company Shares have transferred such rights) who have submitted applications for such Company Shares as referred to above are offered to and/or subscribed by others, no further adjustment shall be made to the Conversion Price by reason of such offer and/or subscription.

(v) Warrants issued to holders of Company Shares

If the Company shall grant, issue or offer to all or substantially all Shareholders or to all or substantially all holders of one or more classes of Company Shares by way of rights, options, warrants or other rights (together warrants) entitling them to subscribe for or purchase Company Shares;

(a) at a consideration per relevant Company Share receivable by the Company (determined as provided in the Trust Deed) which is fixed on or prior to the record date for the determination of holders of Company Shares entitled to receive such warrants and is less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Current Market Price per Share

at such record date; or

(b) at a consideration per relevant Company Share receivable by the Company which is fixed after the record date mentioned above and is less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Current Market Price per Share

on the date the Company fixes the said consideration,

then the Conversion Price in effect (in a case within (a) above) on the record date for the determination of holders of Company Shares entitled to receive such warrants or (in a case within (b) above) on the date the Company fixes the said consideration shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction (assuming the Company has only two classes of Company Shares):

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all Company Shares in issue (having regard to Condition 6(b)(xxii) below) of one class, at the close of business in the PRC (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Company fixes the said consideration;

A2 = the aggregate nominal amount of all Company Shares in issue (having regard to Condition 6(b)(xxii) below) of another class, at the close of business in the PRC (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Company fixes the said consideration;

B1 = the aggregate nominal amount of the number of Company Shares of one class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class specified in (a) or, as the case may be, (b) above;

B2 = the aggregate nominal amount of the number of Company Shares of another class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class specified in (a) or, as the case may be, (b) above;

C1 = the aggregate nominal amount of the number of Company Shares of one class to be issued upon exercise of such warrants at the said consideration which, where no applications by holders of Company Shares entitled to such warrants are required, shall be based on the number of warrants issued. Where applications by holders of Company Shares entitled to such warrants are required, the aggregate nominal amount of the number of Company Shares of such class shall be calculated based upon (aa) the number of warrants which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the number of warrants for which applications are received from holders of Company Shares as referred to below save to the extent already adjusted for under (aa); and

C2 = the aggregate nominal amount of the number of Company Shares of another class to be issued upon exercise of such warrants at the said consideration which, where no applications by holders of Company Shares entitled to such warrants are required, shall be based on the number of warrants issued. Where applications by holders of Company Shares entitled to such warrants are required, the aggregate nominal amount of the number of such Company Shares of such class shall be calculated based upon (aa) the number of warrants which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the number of warrants for which applications are received from holders of Company Shares as referred to below save to the extent already adjusted for under (aa),

provided if options, warrants or other rights are only issued in respect of one class of Company Shares, B2 and C2 shall be removed from the above formula.

Subject as provided below, such adjustment shall become effective (i) where no applications for such warrants are required from holders of Company Shares entitled to the same, upon their issue and (ii) where applications by holders of Company Shares entitled to the same are required as aforesaid, immediately after the latest date for the submission of such applications or (if later) immediately after the Company fixes the said consideration but in all cases retroactively to immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to all or substantially all Shareholders or to all or substantially all holders of one or more classes of Company Shares of warrants entitling them to subscribe for or purchase Company Shares in the circumstances described in Condition 6(b)(v), any warrants which are not subscribed for or purchased by the holders of Company Shares entitled thereto are underwritten by others prior to the latest date for the submission of applications for such warrants, an adjustment shall be made to the Conversion Price in accordance with the above provisions which shall become effective immediately after the date the underwriters agree to underwrite the same or (if later) immediately after the Company fixes the said consideration but retroactively to immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to all or substantially all Shareholders or to all or substantially all holders of one or more classes of Company Shares of warrants entitling them to subscribe for or purchase Company Shares, any warrants which are not subscribed for or purchased by the underwriters who have agreed to underwrite as referred to above or by the holders of Company Shares entitled thereto (or persons to whom holders of Company Shares have transferred the right to purchase such warrants) who have submitted applications for such warrants as referred to above are offered to and/or subscribed by others, no further adjustment shall be made to the Conversion Price by reason of such offer and/or subscription.

(vi) Issues of equity related securities to Shareholders or rights or warrants to subscribe for such securities
If the Company shall grant, issue or offer to all or substantially all Shareholders or to all or substantially all holders of one or more classes of Company Shares any securities convertible into or exchangeable for Company Shares or options, warrants or other rights to subscribe for or purchase such securities:

(a) at a consideration per relevant Company Share receivable by the Company (determined as provided in the Trust Deed) which is fixed on or prior to the record date mentioned below and is less than:

  (i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

  (ii) the Current Market Price per Share

  at such record date; or

(b) at a consideration per relevant Company Share receivable by the Company (determined as aforesaid) which is fixed after the record date mentioned below and is less than:

  (i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

  (ii) the Current Market Price per Share

  on the date the Company fixes the said consideration,

then the Conversion Price in effect (in a case within (a) above) on the record date for the determination of shareholders entitled to receive such rights or warrants or (in a case within (b) above) on the date the Company fixes the said consideration shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction (assuming the Company has only two classes of Company Shares):

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all Company Shares in issue of one class (having regard to Condition 6(b)(xxii) below), at the close of business in the PRC (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Company fixes the said consideration;

A2 = the aggregate nominal amount of all Company Shares in issue of another class (having regard to Condition 6(b)(xxii) below), at the close of business in the PRC (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Company fixes the said consideration;

B1 = the aggregate nominal amount of the number of Company Shares of one class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class specified in (a) or, as the case may be, (b) above;

B2 = the aggregate nominal amount of the number of Company Shares of another class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class specified in (a) or, as the case may be, (b) above;

C1 = the aggregate nominal amount of the number of Company Shares of one class initially to be issued upon conversion or exchange of such convertible or exchangeable securities or exercise of such options, warrants or other rights to subscribe for or purchase such securities at the said consideration being, in the case of rights, (aa) the aggregate nominal amount of the number of Company Shares of such class initially to be issued upon conversion or exchange or of the number of such convertible or exchangeable securities or options, warrants or other rights which the underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the aggregate nominal amount of the number of Company Shares of such class initially to be issued upon conversion or exchange or of the number of such convertible or exchangeable securities or options, warrants or other rights for which applications are received from holders of Company Shares as referred to below save to the extent already adjusted for under (aa) and which, in the case of convertible or exchangeable securities, options, warrants or other rights, where no applications by holders of Company Shares entitled to such convertible or exchangeable securities, options, warrants or other rights are required, shall be based on the number of convertible or exchangeable securities, options, warrants or other rights issued. Where applications by holders of Company Shares entitled to such convertible or exchangeable securities, options, warrants or other rights are required, the aggregate nominal amount of the number of Company Shares of such class shall be calculated based upon (aa) the number of convertible or exchangeable securities, options, warrants or other rights which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the number of convertible or exchangeable securities, options, warrants or other rights for which applications are received from holders of Company Shares as referred to below save to the extent already adjusted for under (aa); and

C2 = the aggregate nominal amount of the number of Company Shares of another class initially to be issued upon conversion or exchange of such convertible or exchangeable securities or exercise of such options, warrants or other rights to subscribe for or purchase such securities at the said consideration being, in the case of rights, (aa) the aggregate nominal amount of the number of Company Shares of such class initially to be issued upon conversion or exchange or of the number of such convertible or exchangeable securities which the underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the aggregate nominal amount of the number of Company Shares of such class initially to be issued upon conversion or exchange of the number of such convertible or exchangeable securities or options, warrants or other rights for which applications are received from holders of Company Shares as referred to below

save to the extent already adjusted for under (aa) and which, in the case of convertible or exchangeable securities, options, warrants or other rights, where no applications by holders of Company Shares entitled to such convertible or exchangeable securities, options, warrants or other rights are required, shall be based on the number of convertible or exchangeable securities, options, warrants or other rights issued. Where applications by holders of Company Shares entitled to such convertible or exchangeable securities, options, warrants or other rights are required, the aggregate nominal amount of the number of Company Shares of such class shall be calculated based upon (aa) the number of convertible or exchangeable securities, options, warrants or other rights which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the number of convertible or exchangeable securities, options, warrants or other rights for which applications are received from holders of Company Shares as referred to below save to the extent already adjusted for under (aa),

provided if such convertible or exchangeable securities or such options, warrants or other rights are only issued in respect of one class of Company Shares, B2 and C2 shall be removed from the above formula.

Subject as provided below, such adjustment shall become effective (a) where no applications for such convertible or exchangeable securities, options, warrants or rights are required from holders of Company Shares entitled to the same, upon their issue and (b) where applications by holders of Company Shares entitled to the same are required as aforesaid, immediately after the latest date for the submission of such applications or (if later) immediately after the Company fixes the said consideration; but in all cases retroactively to immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to the holders of Company Shares of securities convertible into or exchangeable for Company Shares or options, rights or warrants to subscribe for or purchase such securities in the circumstances described in Condition 6(b)(vi) above, any convertible or exchangeable securities or warrants which are not subscribed for or purchased by the holders of Company Shares entitled thereto are underwritten by others prior to the latest date for the submission of applications for such convertible or exchangeable securities or options, rights or warrants, an adjustment shall be made to the Conversion Price in accordance with the above provisions which shall become effective immediately after the date the underwriters agree to underwrite the same or (if later) immediately after the Company fixes the said consideration but retroactively to immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to the holders of Company Shares of securities convertible into or exchangeable for Company Shares, options, rights or warrants to subscribe for or purchase such securities, any convertible or exchangeable securities or options, rights or warrants which are not subscribed for or purchased by the underwriters who have agreed to underwrite as referred to above or by the holders of Company Shares entitled thereto (or persons to whom holders of Company Shares have transferred such rights to the right to purchase such warrants) who have submitted applications for such convertible or exchangeable securities or options, rights or warrants as referred to above are offered to and/or subscribed by others, no further adjustment shall be made to the Conversion Price by reason of such offer and/or subscription.

(vii) Other distributions to Shareholders
If and whenever the Company shall pay or make any Capital Distribution to the holders of Company Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such Capital Distribution by the following fraction:

$$\frac{A - B}{A}$$

where:

A = the aggregate Current Market Price and/or the aggregate Fair Value of all Company Shares of all classes on the last Trading Day preceding the date on which the Capital Distribution is publicly announced.

B = the aggregate Fair Market Value on the date of such announcement, as determined in good faith by two leading independent investment banks of international repute selected by the Company and approved by the Trustee and acting as experts, of the Capital Distribution attributable to all Company Shares of all classes.

Such adjustment shall become effective immediately after the record date for the determination of holders of Company Shares entitled to receive such Capital Distribution. Provided that (a) in the case of such a Capital

Distribution which must, under applicable law of the PRC or, as the case may be, Hong Kong, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Company before such Capital Distribution may legally be made and is so approved after the record date fixed for the determination of holders of Company Shares entitled to receive such Capital Distribution, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record dated and (b) if the Fair Market Value of such Capital Distribution cannot be determined until after the record date fixed for the determination of holders of Company Shares entitled to receive such Capital Distribution, such adjustment shall, immediately upon such Fair Market Value being determined, become effective retroactively to immediately after such record date.

(viii) Issue of convertible or exchangeable securities other than to Shareholders or on exercise of warrants
If the Company or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity shall issue any securities (other than the Bonds) which by their terms of issue carry rights of conversion into, acquisition of, or exchange or subscription for, whether directly or indirectly, Company Shares (other than in any of the circumstances described in Condition 6(b)(vi) above and Condition 6(b)(x) below) or grant such rights in respect of any existing securities or shares or securities or shares which by their terms might be redesignated as Company Shares and the consideration per relevant Company Share receivable by the Company (determined as provided in the Trust Deed) shall be less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Current Market Price per Share

on the date in the PRC on which the Company fixes the said consideration (or, if the issue of such securities is subject to approval by a general meeting of shareholders, on the date on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the date of issue of such convertible or exchangeable securities shall be adjusted in accordance with the following formula (assuming the Company has only two classes of Company Shares):

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all the Company Shares in issue of one class (having regard to Condition 6(b)(xxii) below) at the close of business in the PRC on the day immediately prior to the date of such issue;

A2 = the aggregate nominal amount of all the Company Shares in issue of another class (having regard to Condition 6(b)(xxii) below) at the close of business in the PRC on the day immediately prior to the date of such issue;

B1 = the aggregate nominal amount of the number of Company Shares of one class which the aggregate consideration receivable by the Company for such Company Shares would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class;

B2 = the aggregate nominal amount of the number of Company Shares of another class which the aggregate consideration receivable by the Company for such Company Shares would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class;

C1 = the aggregate nominal amount of the number of Company Shares of one class to be issued upon conversion, acquisition, exchange, subscription or redesignation of such securities at the initial conversion, acquisition, exchange, subscription or redesignation price or rate; and

C2 = the aggregate nominal amount of the number of Company Shares of another class to be issued upon conversion, acquisition, exchange, subscription or redesignation of such securities at the initial conversion, acquisition, exchange, subscription or redesignation price or rate,

provided if securities are issued in respect of only one class of Company Shares, B2 and C2 shall be removed from the above formula.

Such adjustment shall become effective as of the calendar day in the PRC corresponding to the calendar day at the place of issue on which such securities are issued.

(ix) **Other issues of Shares**

If the Company shall issue any Company Shares (other than Company Shares issued upon conversion or exchange of any convertible or exchangeable securities (including the Bonds) issued by the Company or upon exercise of any rights or warrants granted, offered or issued by the Company or in any of the circumstances described in Condition 6(b)(i), (ii) and (iii) above) for a consideration per relèvant Company Share receivable by the Company (determined as provided in the Trust Deed) less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Currect Market Price per Share

on the date in the PRC on which the Company fixes the said consideration (or, if the issue of such Company Shares is subject to approval by a general meeting of shareholders, on the date on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the issue of such additional Company Shares shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction (assuming the Company has only two classes of Company Shares):

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all the Company Shares in issue of one class (having regard to Condition 6(b)(xxii) below) at the close of business in the PRC on the day immediately prior to the date of issue of such additional Company Shares of such class;

A2 = the aggregate nominal amount of all the Company Shares in issue of another class (having regard to Condition 6(b)(xxii) below) at the close of business in the PRC on the day immediately prior to the date of issue of such additional Company Shares of such class;

B1 = the aggregate nominal amount of the number of Company Shares of one class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class;

B2 = the aggregate nominal amount of the number of Company Shares of another class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class;

C1 = the aggregate nominal amount of the number of additional Company Shares of one class issued as aforesaid; and

C2 = the aggregate nominal amount of the number of additional Company Shares of another class issued as aforesaid,

provided if Company Shares of only one class are issued, B2 and C2 shall be removed from the above formula.

Such adjustment shall become effective as of the calendar day in the PRC of the issue of such additional Company Shares.

(x) Issue of equity related securities
If the Company shall grant, issue or offer options, warrants or rights to subscribe for or purchase Company Shares or securities convertible into or exchangeable for Company Shares (other than in the circumstances described in Condition 6(b)(vi) or (viii)) and the consideration per relevant Company Share receivable by the Company (determined as provided in the Trust Deed) shall be less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Current Market Price per Share

on the date in the PRC on which the Company fixes the said consideration (or, if the offer, grant or issue of such rights, options or warrants is subject to approval by a general meeting of shareholders, on the date on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the date of issue of such convertible or exchangeable securities shall be adjusted in accordance with the following formula (assuming the Company has only two classes of Company Shares:

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all the Company Shares in issue of one class (having regard to Condition 6(b)(xxii) below) at the close of business in the PRC on the day immediately prior to the date of such issue;

A2 = the aggregate nominal amount of all the Company Shares in issue of another class (having regard to Condition 6(b)(xxii) below) at the close of business in the PRC on the day immediately prior to the date of such issue;

B1 = the aggregate nominal amount of the number of Company Shares of one class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class;

B2 = the aggregate nominal amount of the number of Company Shares of another class which the aggregate consideration receivable by the Company for such Company Shares (determined as provided in the Trust Deed) would purchase at such Current Market Price or Fair Value (as relevant) per Company Share of such class;

C1 = the aggregate nominal amount of the number of Company Shares of one class to be issued on exercise of such rights or warrants and (if applicable) conversion or exchange of such convertible or exchangeable securities at the said consideration; and

C2 = the aggregate nominal amount of the number of Company Shares of another class to be issued on exercise of such rights or warrants and (if applicable) conversion or exchange of such convertible or exchangeable securities at the said consideration,

provided if such options, warrants, rights or convertible or exchangeable securities are issued in respect of only one class of Company Shares, B2 and C2 shall be removed from the above formula.

Such adjustment shall become effective as of the calendar day in the PRC corresponding to the calendar day at the place of issue on which such securities are issued.

(xi) Issue of securities
If and whenever the Company shall issue any securities (including any shares other than Company Shares or options, warrants or other rights to subscribe for or purchase any Company Shares) to all or substantially all Shareholders or to all or substantially all holders of one or more classes of Company Shares by way of rights, or issue or grant any options, warrants or other rights to subscribe for or purchase any securities (including any

shares other than Company Shares or options, warrants or other rights to subscribe for or purchase any Company Shares) to all or substantially all Shareholders or to all or substantially all holders of one or more classes of Company Shares by way of rights, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A - B}{A}$$

where:

A = the aggregate Current Market Price and/or the aggregate Fair Value of all Company Shares of all classes on the record date for the determination of holders of Company Shares entitled to receive such issue or grant divided by the total number of Company Shares of all classes in issue on the record date.

B = the aggregate Fair Market Value on such record date of the rights divided by the total number of Company Shares of all classes in issue on the record date.

Such adjustment shall become effective on the date of issue of the securities or grant of such rights, options or warrants (as the case may be).

(xii) Modification of rights
If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such securities or shares as are mentioned in Condition 6(b)(viii) above (other than the Bonds and other than in accordance with the terms applicable to such securities or shares) so that the consideration per relevant Company Share receivable by the Company upon conversion, exchange or subscription is less than:

(i) 95 per cent. of the Current Market Price or Fair Value (as relevant) per relevant Company Share; and

(ii) the Current Market Price per Share

on the dealing day last preceding the date of announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction (assuming the Company has only two classes of Company Shares):

$$\frac{A1 + A2 + B1 + B2}{A1 + A2 + C1 + C2}$$

where:

A1 = the aggregate nominal amount of all the Company Shares in issue of one class immediately before such modification;

A2 = the aggregate nominal amount of all the Company Shares in issue of another class immediately before such modification;

B1 = the aggregate nominal amount of the number of Company Shares which the aggregate consideration (if any) receivable by the Company for the relevant Company Shares of such class to be issued upon conversion or exchange or upon exercise of the right of acquisition or subscription attached to the securities or shares or for the redesignation of such securities or shares, in each case as so modified would purchase at such Current Market Price or Fair Value (as relevant) per relevant Company Share of such class or, if lower, the existing conversion, acquisition, exchange, subscription or redesignation price of such securities or shares;

B2 = the aggregate nominal amount of the number of Company Shares of another class which the aggregate consideration (if any) receivable by the Company for the relevant Company Shares of such class to be issued upon conversion or exchange or upon exercise of the right of acquisition or subscription attached to the securities or shares or for the redesignation of such securities or shares, in each case as so modified would purchase at such Current Market Price or Fair Value (as relevant) per relevant Company Share of such class

or, if lower, the existing conversion, acquisition, exchange, subscription or redesignation price of such securities or shares;

C1 = the aggregate nominal amount of the maximum number of Company Shares of one class to be issued or redesignated upon conversion or exchange of such securities or upon the exercise of such rights of acquisition or subscription attached thereto at the modified conversion, acquisition, exchange, subscription or redesignation price or rate but giving credit in such manner as two independent investment banks of international repute, selected by the Company and approved in writing by the Trustee, shall, acting as experts, consider appropriate for any previous adjustment under this Condition 6(b)(xii) or Condition 6(b)(viii) above; and

C2 = the aggregate nominal amount of the maximum number of Company Shares of another class to be issued or redesignated upon conversion or exchange of such securities or upon the exercise of such rights of acquisition or subscription attached thereto at the modified conversion, acquisition, exchange, subscription or redesignation price or rate but giving credit in such manner as two independent investment banks of international repute, selected by the Company and approved in writing by the Trustee, shall, acting as experts, consider appropriate for any previous adjustment under this Condition 6(b)(xii) or Condition 6(b)(viii) above,

provided if such modification relates to only one class of Company Shares, B2 and C2 shall be removed from the above formula.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription or redesignation attaching to such securities.

(xiii) General offers

If and whenever the Company or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity shall issue, sell or distribute any securities in connection with an offer by or on behalf of the Company or any of its Subsidiaries which the Shareholders, or the holders of any class of Company Shares, generally are entitled to participate in arrangements whereby such securities may be subscribed or acquired by them (except where the Conversion Price falls to be adjusted under Condition 6(b)(iv), (v), (vi) or (xi) above), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the making of such offer by the following fraction:

$$\frac{A - B}{A}$$

where:

A = the aggregate Current Market Price and the aggregate Fair Value of all Company Shares of all classes on such record date for such issue divided by the total number of Company Shares of all classes in issue on the record date; and

B = the aggregate Fair Market Value on such record date of the relevant issue divided by the total number of Company Shares of all classes in issue on the record date.

Such adjustment shall become effective on the date of issue of the securities.

(xiv) Trustee's discretion

If the Company (with the prior written approval of the Trustee) or if the Trustee determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Conditions 6(b)(i) to (xiii) (inclusive) above (even if the relevant event or circumstance is specifically excluded from the operation of Conditions 6(b)(i) to (xiii) (inclusive) above), the Company shall, at its own expense and acting reasonably, request the Auditors (as defined in Trust Deed) acting in conjunction with two independent investment banks of international repute, selected by the Company and previously approved in writing by the Trustee, acting as experts, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment (if any) shall be made and

shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this Condition 6(b)(xiv) if the Auditors and such independent investment banks are requested to make such a determination not more than 21 days after the date on which the relevant event or circumstance arises and if the adjustment would result in a reduction to the Conversion Price.

Provided that where the circumstances giving rise to any adjustment pursuant to this Condition 6(b) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price, and if the Trustee is of the opinion (acting upon the advice of an expert appointed pursuant to the Trust Deed, which advice will be binding) that a modification to the operation of the adjustment provisions is required to give the intended result, such modification (if any) shall be made to the operation of the adjustment provisions of this Condition 6(b) as may be advised by the Auditors acting in conjunction with two independent investment banks of international repute, selected by the Company and previously approved in writing by the Trustee, acting as experts to be in their opinion appropriate to give the intended result.

(xv) **Further Classes of Company Shares**
In the event that the Company has more than two classes of Company Shares outstanding at any time the formulae set out in this Condition 6(b) shall be appropriately adjusted by the inclusion of references to A3, B3, C3 and D3 and A4, B4, C4 and D4 etc. as relevant to reflect such further class or classes of Company Shares.

Without prejudice to this Condition 6(b)(xv), if Company Shares are issued by way of Scrip Dividend or rights, or if options, warrants, or other rights to subscribe for or purchase any Company Shares are issued or granted by way of rights, or if securities convertible or exchangeable into Company Shares are issued at the same time at a single price, then the Company shall at its own expense and acting reasonably, request the Auditors, acting in conjunction with two independent investment banks of international repute selected by the Company and previously approved in writing by the Trustee, acting as experts to determine having regard to the provisions of this Condition 6(b) whether an adjustment to the Conversion Price is necessary to prevent the Bondholders being prejudiced and to determine how the Conversion Price should be adjusted. The findings of such independent investment banks shall, absent manifest error, be binding. The cost of appointing such independent investment banks shall be borne by the Company.

If at any time any of the classes of Company Shares have different nominal values such modification shall be made to the operation of the adjustment provisions contained in this Condition 6(b) as may be advised by the Auditors acting in conjunction with two independent investment banks of international repute, selected by the Company and previously approved in writing by the Trustee, acting as experts, to be in their opinion appropriate to give the intended result to such provisions.

For the purposes of any calculation of the consideration receivable by the Company pursuant to this Condition 6(b), if such consideration is expressed in a currency other than Hong Kong dollars it shall be converted into Hong Kong dollars at the Prevailing Spot Rate on the date on which the consideration receivable by the Company is fixed.

Wherever the Conditions provide for the appointment of two independent investment banks to make, or assist in making, a determination, in the event that such banks do not agree in such determination, where appropriate, the average of such banks' determinations shall be taken.

(xvi) Conversion Price upon occurrence of a Relevant Event

If a Relevant Event (as defined in Condition 7(e)) occurs, the Company shall give written notice thereof to Bondholders as provided in Condition 7(e). Upon any exercise of Conversion Rights within 60 calendar days following a Relevant Event or, if later, 60 calendar days following the date on which notice thereof is given, the Conversion Price shall be as set out below, but in each case adjusted, if appropriate, under the provisions of this Condition 6(b):

Conversion Date	Conversion Price
	(HK$)
On or before 9 September 2004	4.275
Thereafter, but on or before 9 September 2005	4.596
Thereafter, but on or before 9 September 2006	4.916
Thereafter, but on or before 9 September 2007	5.237
Thereafter and until final maturity	5.558

(xvii) Adjustment of Conversion Price — further provisions

(a) No adjustment of the Conversion Price will be made if it would result in an increase in the Conversion Price (other than in the case of an adjustment made in respect of any consolidation referred to in Condition 6(b)(i) above or to correct an error in a previous calculation of the Conversion Price).

(b) Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time such that, in the opinion of the Trustee (acting upon the advice of an expert appointed, which advice will be binding upon the Company, the Bondholders and the Trustee) the foregoing provisions would need to be operated subject to some modification in order to give the intended commercial result, such modification shall be made to the operation of the foregoing provisions as may be advised by the Auditors acting in conjunction with two independent investment banks of international repute, selected by the Company and previously approved in writing by the Trustee, acting as experts, to be in their opinion appropriate to give such intended result.

(c) No adjustment will be made to the Conversion Price where Company Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to employees (including directors and officers) of the Company or any of its Subsidiaries or associated companies pursuant to any Employees' Share Scheme (as defined in the Trust Deed).

(xviii) Decision of Auditors

If any doubt shall arise as to the appropriate adjustment to the Conversion Price a certificate of the Auditors and the independent investment banks acting as experts (appointed in accordance with the Conditions) shall be conclusive and binding on all concerned save in the case of manifest or proven error.

(xix) Rounding Down

On any adjustment, the resultant Conversion Price, if not an integral multiple of ten Hong Kong cents, shall be rounded down to the nearest whole ten Hong Kong cents. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. (1%) of the Conversion Price then in effect. Provided that any adjustment not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustments shall be given to Bondholders and the Trustee in accordance with Condition 16 as soon as practicable after the determination thereof. Shares will only be issued on conversion with a par value of RMB 1.00 (or, if the Shares have been sub-divided so that their nominal value is lower than RMB 1.00 such lower nominal amount) (or any integral multiple thereof) provided that if more than one Bond shall be deposited for conversion at any one time by the same Bondholder, the number of Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of Bonds so deposited.

(xx) No Issue at a Discount

The Conversion Price may not be reduced so that, on conversion of Bonds, Shares would be issued at a discount to their nominal value.

(xxi) Selection of Investment Bank
In default of the Company selecting an independent investment bank or banks of international repute when required for the purposes of the Trust Deed and these Conditions, the Trustee shall be entitled to select such bank or banks.

(xxii) Cumulative Adjustments
If, at the time of computing an adjustment (the later adjustment) of the Conversion Price pursuant to any of Condition 6(b)(iii), (iv), (v), (vi), (viii), (ix) or (x) above, the Conversion Price already incorporates an adjustment made to reflect an issue of Company Shares or of securities convertible into or exchangeable for Company Shares or of rights or warrants to subscribe for or purchase Company Shares or securities, to the extent that the number of such Company Shares or securities taken into account for the purposes of calculating such adjustment exceeds the number of such Company Shares in issue at the time relevant for ascertaining the number of outstanding Company Shares for the purposes of computing the later adjustment, such excess Company Shares shall be deemed to be outstanding for the purposes of making such computation.

(c) Procedure for Conversion

(i) *Conversion Notice:* A Conversion Right may be exercised by delivering (at the Bondholder's expense) (i) the relevant Certificate to the specified office of any Conversion Agent during, in each case, its usual business hours, accompanied by a duly completed and signed notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from any Conversion Agent and (ii) any amounts required to be paid by the Bondholder under this Condition 6(c). Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Conversion Agent to whom the relevant Conversion Notice is delivered is located and subject to the provisions of the Agency Agreement.

The conversion date in respect of a Bond (the "Conversion Date") shall be the Trading Day immediately following the date of such delivery and, if applicable, any payment to be made or indemnity to be given under these Conditions in connection with the exercise of such Conversion Right. A Conversion Notice once delivered shall be irrevocable.

(ii) *Stamp Duty, etc.:* A Bondholder delivering a Bond for conversion must pay any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duties payable in the PRC and the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") by the Company in respect of the allotment and issue of Shares on conversion) and such Bondholder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion. The Company will pay all other expenses arising on the issue of Shares upon conversion of Bonds.

(iii) *Registration:* As soon as practicable, and in any event not later than ten calendar days after the Conversion Date, the Company will, in the case of Bonds converted on exercise of the Conversion Right and in respect of which a duly completed Conversion Notice has been delivered and the relevant Certificate and amounts payable by the relevant Bondholder deposited as required by this Condition 6 and any Bonds being converted in accordance with Condition 6(g), register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Shares in its share register.

Bonds which are converted will be cancelled by removal of the Bondholder's name from the Register on the relevant Registration Date (as defined below). If the Conversion Price is adjusted with effect (retroactively or otherwise) from a date falling on or before the Registration Date of any Shares issued on conversion of a Bond the Bondholder's entitlement to which was arrived at on the basis of the unadjusted Conversion Price, the Company will procure that the provisions of this Condition 6 shall be applied, *mutatis mutandis*, to the number of additional Shares which would have been required to be issued on conversion of such Bond if the relevant adjustment had been given effect to as of the Conversion Date.

The person or persons specified for that purpose will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Company's register of members (the "Registration Date"). Save as set out in these Conditions, a holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Registration Date.

If the record date for the payment of any dividend in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in this Condition 6 prior to the time such retroactive adjustment shall have become effective), the Company will pay to the converting Bondholder or its designee an amount (the "Equivalent Amount") in Hong Kong dollars (and if such dividend is in a currency other than Hong Kong dollars, at the Prevailing Spot Rate on the record date) equal to any such dividend to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter.

Certificates for Shares issued on conversion will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within ten calendar days after the Conversion Date.

(d) Shares

Shares issued on conversion will be fully paid and non-assessable and will rank pari passu in all respects with, and within the same class as, the Shares in issue on the Conversion Date, except that the Shares so issued will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Shares prior to such Conversion Date.

(e) Interest on Conversion

If any notice requiring the redemption of any Bond is given pursuant to Condition 7(b) or Condition 7(c) during the period commencing on the fifteenth day prior to the record date in respect of any dividend payable in respect of the Shares and ending on the Interest Payment Date next following such record date, where such notice specifies a date for redemption falling on or prior to the date which is 14 days after such next following Interest Payment Date, interest shall (subject as hereinafter provided) accrue on Bonds (i) the Certificates for which shall have been delivered for conversion and in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date or (ii) if such notice specifies a date for redemption on or prior to such next following Interest Payment Date to which the election by the Trustee provided for in Condition 6(g) applies, in each case from the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from, and including, the Closing Date) to, but excluding, the relevant Conversion Date; provided that no such interest shall accrue on any Bond if the Shares allotted on conversion thereof shall carry an entitlement to receive such dividend or the Equivalent Amount. Any such interest shall be paid by the Company not later than 14 days after the relevant Conversion Date by US dollar cheque drawn on, or by transfer to a US dollar account maintained by the payee with, a bank in New York City, in accordance with instructions given by the relevant Bondholder or, in the case of such election by the Trustee, the Trustee. Save as provided in this Condition 6(e), no payment or adjustment will be made on conversion for any interest accrued on converted Bonds since the Interest Payment Date last preceding the relevant Conversion Date, or if the Bonds are converted before the first Interest Payment Date, since the date of issue of the Bonds.

(f) Consolidation, amalgamation or merger

Without prejudice to the other provisions of these Conditions, in the case of any consolidation, amalgamation or merger of the Company with any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all, or substantially all, of the assets of the Company, the Company will forthwith notify the Bondholders of such event in accordance with Condition 16 and (so far as legally possible) cause the corporation resulting from such consolidation, amalgamation or merger or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed to ensure that the holder of each Bond then outstanding will have the right (during the period in which such Bond shall be convertible) to convert such Bond into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares which would have become liable to be issued upon conversion

of such Bond immediately prior to such consolidation, amalgamation, merger, sale or transfer. Such supplemental trust deed will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustment provisions under this Condition 6. The provisions of this Condition 6(f) will apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

(g) Conversion by the Trustee

The Trustee may, in its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date five days immediately prior to, and ending at the close of business on the business day in Hong Kong immediately prior to, the date fixed for redemption from time to time of any of the Bonds under Condition 7(a), (b) or (c), elect (on behalf of the relevant Bondholders) by notice in writing to the Company to exercise the Conversion Rights in respect of the Bonds due for redemption on such date (the "Exercise Date") and in respect of which Conversion Rights have not previously been exercised by Bondholders ("Unexercised Bonds") at the Conversion Price applicable on the Conversion Date, provided that all (if any) necessary consents have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute appointed by the Trustee at the expense of the Company that the net proceeds of an immediate sale of the Shares arising from such conversion, disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, transfer, issue or registration duties consequent thereon), together in each case with any other amount payable by the Company in respect of such exercise, would (when converted, if necessary, into US dollars at the Prevailing Spot Rate at 11:00 a.m. (Hong Kong time) on the Exercise Date) be likely to exceed by 5 per cent. or more of the principal amount of the Bonds and accrued interest thereon which would otherwise be payable in respect of such Unexercised Bonds.

All of the Shares delivered on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained, and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, transfer, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the transfer, delivery and sale thereof ("Trustees Expenses")) the net proceeds of sale together with accrued interest (if any) payable under Condition 6(e), and any cash in lieu of fractions pursuant to Condition 6(a) and any other amount payable by the Company in respect of the relevant exercise in respect of the Unexercised Bonds shall, if necessary, be converted into US dollars at the Prevailing Spot Rate at 11:00 a.m. (Hong Kong time) on the date of such sale and be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Condition 8.

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Condition 6(g) or the timing of such exercise or in respect of any such sale of Shares whether for the timing of any such sale or the price at which any such Shares are sold, or the inability to sell any such Shares or otherwise.

(h) Definitions

For the purposes of these Conditions:

"Alternative Stock Exchange" means at any time, in the case of the Shares, if they are not at that time listed and traded on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"), the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in and in the case of other Company Shares, the principal stock exchange or securities market on which such Company Shares are then listed or quoted or dealt in.

"Capital Distribution" means in respect of any Dividend charged or provided for in the accounts of the Company for any financial period, the amount by which the Fair Market Value of the proposed Dividend per Company Share, together with the Fair Market Value per Company Share of any other Dividend on the Company Shares charged or provided for in the accounts for such financial period (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that financial period)

(i) exceeds the amount shown below:

In respect of the financial year ending	Amount
	(RMB)
31 December 2003	0.138
31 December 2004	0.159
31 December 2005	0.183
31 December 2006	0.210
31 December 2007	0.241

and converted into Hong Kong dollars at the Prevailing Spot Rate at 11.00 a.m. (Hong Kong time) on the date the Company makes an announcement relating to such Capital Distribution;

or

(ii) when taken together with any other Dividend previously made or repaid in respect of all periods after 31 December 2002, exceeds the aggregate of the consolidated net profits (less the aggregate of any consolidated net losses) attributable to holders of Company Shares after deducting minority interests and preference dividends (if any) but (i) deducting any amounts in respect of any asset previously credited to the Company's reserves (in respect of any period or date up to and including 31 December 2002) pursuant to any revaluation of such asset, where amounts arising on the disposal of such asset have contributed to such profits and (ii) deducting any exceptional and extraordinary items, (and for the avoidance of doubt after excluding any amount arising as a result of any reduction in registered capital, share premium account or capital redemption reserve), in each case calculated by reference to the audited consolidated profit and loss accounts for such periods of the Company and its Subsidiaries.

In making any such calculation, such adjustments (if any) shall be made as the two independent investment banks of international repute selected by the Company and approved by the Trustee may consider appropriate to reflect (i) any consolidation or subdivision of the Company Shares, (ii) issues of Company Shares by way of capitalisation of profits or reserves, or any like or similar event or (iii) the modification of any rights to Dividends of any class of Company Shares.

"closing price" for the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

"Company Shares" means the Shares (as defined in Condition 6(a)(v)) and the Domestic Shares.

"Current Market Price" means, in respect of a Company Share at a particular date, the average of the closing prices published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange for one Company Share (being a Company Share carrying full entitlement to dividend) for the 20 consecutive Trading Days ending on the Trading Day immediately preceding such date; provided that if at any time during the said 20 Trading Day period the Company Shares shall have been quoted ex-dividend and during some other part of that period the Company Shares shall have been quoted cum-dividend then:

(i) if the Company Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Company Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Company Share; or

(ii) if the Company Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Company Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and provided further that if the Company Shares on each of the said 20 Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Company Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Company Share.

"Dividend" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes, without limitation, an issue of shares or other securities credited as fully or partly paid up) provided that:

(i) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Company Shares be, satisfied by the issue or delivery of Company Shares or other property or assets, then, the Dividend in question shall be treated as a Dividend of (i) the cash Dividend so announced or (ii) the Fair Market Value on the date of announcement of such Dividend, of such Company Shares or other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Company Shares elected therefor, regardless of whether any such election is made) if the Fair Market Value of such Company Shares or other property or assets is greater than the cash Dividend so announced;

(ii) any issue of Company Shares falling within Condition 6(b)(ii) shall be disregarded;

(iii) a purchase or redemption of registered capital by or on behalf of the Company (or a purchase of Company Shares by or on behalf of a Subsidiary of the Company) shall not constitute a Dividend unless in the case of a purchase of Company Shares by or on behalf of the Company or by or on behalf of a Subsidiary of the Company, the weighted average price (before expenses) on any one day in respect of such purchase exceeds by more than 5 per cent. the closing price of the Company Shares as published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange, as the case may be, either (1) on that date, or (2) where an announcement has been made of the intention to purchase Company Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a Trading Day, the immediately preceding Trading Day, in which case such purchase shall be deemed to constitute a Dividend in the amount of the excess of the purchase price above such closing price.

"Domestic Shares" means the ordinary shares issued by the Company, with a nominal value of RMB 1.00 each, which are subscribed for or credited as paid up in RMB.

"Fair Market Value" means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by two independent investment banks of international repute selected by the Company and approved in writing by the Trustee, acting as an expert; provided that (i) the fair market value of a cash Dividend paid or to be paid per Company Share shall be the amount of such cash Dividend per Company Share determined as of the date of announcement of such Dividend; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment bank) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of 20 trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded; and (iv) in each case converted into Hong Kong dollars at the Prevailing Spot Rate on that date.

"Fair Value" means, in respect of Company Shares (i) that are listed or quoted on a stock exchange other than the Hong Kong Stock Exchange approved by the Trustee, the current market value of such Company Shares determined in the same manner as set out in the definition of Current Market Price but substituting references to the Hong Kong Stock Exchange with references to the relevant stock exchange and making such other changes as are necessary and (ii) that are not listed or quoted on the Hong Kong Stock Exchange or a stock exchange referred to in (i) above, the value of such Company Shares as determined by two independent investment banks of international repute, acting as experts, selected by the Company and approved in writing by the Trustee (taking the average of such values if such independent investment banks disagree on the value). The findings of such independent investment banks shall, absent manifest error, be binding. The cost of appointing such independent investment banks shall be borne by the Company.

"Prevailing Spot Rate" means with respect to any currency on any date the spot rate at which an independent bank of international repute, selected by the Company and approved in writing by the Trustee, sells US dollars or as the case may be, Hong Kong dollars in exchange for that currency on that date.

"securities" includes, without limitation, shares in the registered capital of the Company or options, warrants or other rights to subscribe for or purchase shares in the registered capital of the Company.

"Trading Day" means a day when the Hong Kong Stock Exchange or, as the case may be an Alternative Stock Exchange is open for dealing business, provided that if no closing price is reported in respect of the relevant Company Shares on the Hong Kong Stock Exchange or, as the case may be the Alternative Stock Exchange for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not have existed when ascertaining any period of dealing days.

7 REDEMPTION AND PURCHASE

(a) Final redemption

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount on 9 September 2008 (the "Final Maturity Date"). The Bonds may not be redeemed at the option of the Company other than in accordance with Condition 7(b) or Condition 7(c).

(b) Redemption for taxation reasons

The Bonds may be redeemed (subject to the provisions of Condition 7(f) (Bondholders' tax option)) at the option of the Company in whole, but not in part, at any time, on giving not fewer than 30 nor more than 60 days' notice (a "Tax Redemption Notice") to the Bondholders in accordance with Condition 16 (which notice shall be irrevocable) at their principal amount (together with interest accrued to the date fixed for redemption) (the "Tax Redemption Date"), if (i) the Company has or will become obliged to pay Additional Amounts (as defined in Condition 9) exceeding the Additional Amounts payable by the Company as a result of a withholding for or a deduction of any taxes, duties, assessments or governmental charges for payments in respect of the Bonds pursuant to the laws and regulations of the PRC or Hong Kong (each a "Relevant Tax Jurisdiction") as of 3 September 2003 as a result of any change in, or amendment to, the laws or regulations of the Relevant Tax Jurisdiction, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 3 September 2003 (the "New Additional Amounts"), and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it.

No Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such New Additional Amounts were a payment in respect of the Bonds then due. Prior to the publication of any Tax Redemption Notice, the Company shall deliver to the Trustee a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and an opinion in form and substance satisfactory to the Trustee of independent legal advisers of recognised standing to the effect that the Company has or will become obliged to pay such New Additional Amounts as a result of such change or amendment. The Trustee shall, without enquiring and without any liability therefor, accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set out above and it shall be conclusive and binding on the Bondholders.

Upon the expiry of such notice, but subject to Condition 7(f), the Company will be bound to redeem the Bonds to which such notice relates at their principal amount, together with interest accrued to the date of redemption, where applicable.

(c) Redemption at the option of the Company

On or after 23 September 2006 and prior to 25 August 2008 the Company may at any time, having given not less than 30 nor more than 60 days' notice (the "Redemption Notice") to the Trustee and the Bondholders in accordance with Condition 16 (which notice will be irrevocable), redeem in whole but not in part only the Bonds on the date (the "Redemption Date") specified in the Redemption Notice at their principal amount, together with interest accrued to the Redemption Date, provided that;

(i) (a) the closing price of the Shares for each of 20 consecutive Trading Days, the last of which occurs not more than five days prior to the date the notice of redemption is published is at least 130 per cent. of the

Conversion Price then in effect and (b) the closing price of the Shares translated into US dollars at the average prevailing rate described below, for each of 20 consecutive Trading Days, the last of which occurs not more than five days prior to the date upon which notice of such redemption is published, was at least 130 per cent. of the Conversion Price then in effect on such Trading Day translated into US dollars at the rate of HK$7.799 = US$1.00; or

(ii) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

If there shall occur an event giving rise to an adjustment to the Conversion Price during any such 20 Trading Day period, appropriate adjustments for the relevant days approved by the Auditors acting in conjunction with two independent investment banks of international repute, selected by the Company and previously approved in writing by the Trustee, acting as experts, shall be made for the purpose of calculating the closing price for such days.

For the purposes of the above, if on any such Trading Day the closing price is quoted cum-dividend, the closing price on such Trading Day shall be deemed to be the amount thereof reduced by an amount equal to the amount of any such dividend or other cash entitlement or, as the case may be, the value (as determined by two independent investment banks of international repute selected by the Company and approved in writing by the Trustee) of any entitlement or any dividend (where that is other than cash) per Share.

Upon the expiry of any notice given pursuant to this Condition 7(c), the Company shall be bound to redeem the Bonds on the date fixed for redemption.

For the purposes of these Conditions:

"average prevailing rate" for the translation of the closing prices shall be the arithmetic average of the middle rate for the purchase and sale of US dollars with Hong Kong dollars quoted by The Hongkong and Shanghai Banking Corporation Limited at the close of business on each day of the relevant 20 consecutive Trading Day period.

(d) Redemption at the option of the Bondholders

On 9 September 2006 (the "Put Option Date") the holder of each Bond will have the right at such holder's option to require the Company to redeem all or some only of the Bonds held by it on the Put Option Date at their principal amount. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed Redemption Notice together with the Certificate evidencing the Bonds to be redeemed not later than 20 days prior to the Put Option Date.

A Redemption Notice, once delivered, shall be irrevocable and the Company shall redeem the Bonds the subject of Redemption Notices delivered as aforesaid on the Put Option Date.

(e) Relevant Event; redemption at the option of Bondholders

Following the occurrence of a Relevant Event, the holder of each Bond will have the right at such holder's option, to require the Company to redeem all or some only of the Bonds held by it on the Relevant Event Put Date at their principal amount together with interest accrued to the Relevant Event Put Date. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent ("Relevant Event Put Exercise Notice") together with the Certificate evidencing the Bonds to be redeemed by not later than 30 days following a Relevant Event, or, if later, 30 days following the date upon which notice thereof is given to Bondholders by the Company in accordance with Condition 16. The "Relevant Event Put Date" shall be the fourteenth day after the expiry of such period of 30 days as referred to above.

A Relevant Event Put Exercise Notice, once delivered, shall be irrevocable and the Company shall redeem the Bonds the subject of Relevant Event Put Exercise Notices delivered as aforesaid on the Relevant Event Put Date.

The Trustee shall not be required to take any steps to ascertain whether a Relevant Event or any event which could lead to the occurrence of a Relevant Event has occurred.

The Company shall give notice to Bondholders in accordance with Condition 16 by not later than 30 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the Bonds pursuant to this Condition 7(e).

A "Relevant Event" occurs when (a) a Majority Shareholder of the Company transfers, sells, assigns, conveys or otherwise disposes of ("Transfer") all or part of its voting rights in the Company to another person(s) and the credit rating of the Company is downgraded by Standard & Poor's Rating Services, a division of the McGraw-Hill Group of Companies, Inc. ("S&P") as a result of such Transfer; or (b) the Company consolidates or amalgamates with, or merges with or into another entity and the credit rating of the resulting surviving or transferee entity is downgraded by S&P as a result of such consolidation, amalgamation or merger; or (c) the Company or any of its Relevant Subsidiaries transfers or disposes of all or a substantial part of its assets to another entity which is not a member of the Beijing Datang Group other than as a result of a consolidation, amalgamation or merger set out in paragraph (b) above.

For the purposes of this Condition,

"Beijing Datang Group" means the Company and its consolidated subsidiaries.

"Majority Shareholder" means such person(s) for the time being holding or controlling, directly or indirectly, in aggregate at least 30 per cent. of the voting rights of the Company.

"Relevant Subsidiaries" means any subsidiary of the Company, which as at the date of the Relevant Event, either (i) is contributing at least ten per cent. of the gross revenue of the Company; or (ii) has assets whose value is at least ten per cent. of the value of the total assets of the Company.

"voting rights" means all the voting rights currently exercisable at a general meeting of the Company whether or not attributable to the registered capital of the Company.

(f) Bondholders' tax option

If the Company gives a Tax Redemption Notice pursuant to Condition 7(b) (Redemption for taxation reasons), each Bondholder will have the right to elect that his Bond(s) shall not be redeemed and that the provisions of Condition 9 shall not apply in respect of any payment of principal or interest to be made in respect of such Bond(s) which falls due after the relevant Tax Redemption Date whereupon no New Additional Amounts shall be payable in respect thereof pursuant to Condition 9 and payment of all amounts shall be made subject to the deduction or withholding of the Relevant Tax Jurisdiction taxation required to be withheld or deducted. For the avoidance of doubt, any Additional Amounts which had been payable in respect of the Bonds as a result of the laws or regulations of the Relevant Tax Jurisdiction prior to 3 September 2003, will continue to be payable to such Bondholders. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent ("Tax Option Exercise Notice") together with the Certificate evidencing the Bonds on or before the day falling 10 days prior to the Tax Redemption Date.

(g) Purchase

The Company or any of its Subsidiaries may at any time purchase Bonds at any price in the open market or otherwise. Any purchase by tender shall be made available to all Bondholders alike subject to applicable laws.

(h) Cancellation

All Bonds which are redeemed or purchased or in respect of which Conversion Rights are exercised will be cancelled and may not be reissued or resold.

8 PAYMENTS

Payments of principal on the Bonds or accrued interest payable other than on an Interest Payment Date will be made by transfer to the registered account of the Bondholder or by US dollar cheque drawn on a bank in New York City mailed to the registered address of the Bondholder if it does not have a registered account. Payment of principal will only be made after the surrender of the relevant Certificate at the specified office of any of the Agents.

Payments of interest due on an Interest Payment Date will be made to the persons shown in the Register at the close of business on the seventh business day before the due date for the payment of interest. Payment of interest on each Bond will be made by transfer to the registered account of the Bondholder or (if there is no registered account) by US dollar cheque drawn on a bank in New York City mailed to the registered address of the Bondholder.

For the purposes of this Condition 8, a Bondholder's registered account means the US dollar account maintained by or on behalf of it with a bank in New York, details of which appear on the Register at the close of business on the seventh business day before the due date for payment, and a Bondholder's registered address means its address appearing on the Register at that time.

All payments are subject in all cases to any applicable laws and regulations, but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a business day, for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition 8 arrives after the due date for payment.

In case there shall be a default in the payment of all or any part of the principal or interest on any Bond when the same shall have become due and payable, whether upon maturity or by declaration or otherwise, then the Company shall pay to the Trustee for the benefit of the holders of such Bonds the whole amount that then shall have become due and payable on all such Bonds at the time outstanding for principal and interest, together with interest on any overdue principal and interest at the rate of 5 per cent. per annum.

The names of the initial Paying, Transfer and Conversion Agents and the Registrar and their specified offices are set out below. The Company reserves the right under the Agency Agreement at any time with the prior written approval of the Trustee to remove any Paying Agent or the Registrar and/or to appoint other or further Paying, Transfer and Conversion Agents or another Registrar, provided that it will at all times maintain (a) a Paying, Transfer and Conversion Agent having its specified office in Luxembourg for so long as the Bonds are listed on the Luxembourg Stock Exchange and a Paying Agent with a specified office in a European Union member state that will not be obligated to withhold or deduct tax pursuant to any European Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform, to such Directive and (b) a Registrar with a specified office in a city approved by the Trustee. Notice of any such removal or appointment and of any change in the specified office of any Paying, Transfer and Conversion Agent or the Registrar will as soon as practicable be given to Bondholders in accordance with Condition 16.

For the above purposes of this Condition 8, "business day" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation or payment and (in the case of payment by transfer to a New York City account as mentioned above) on which dealings in US dollars may be carried on both in London and in such place. When making payments to Bondholders, fractions of one US cent. will be rounded down to the nearest US cent.

9 TAXATION

All payments in respect of the Bonds shall be made without withholding for or deduction of any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or in a Relevant Tax Jurisdiction or any political subdivision thereof or by any authority thereof or therein having power to impose or levy such taxes, duties, assessments or governmental charges, unless such withholding or deduction is required by law. In the event that any such withholding or deduction in respect of principal or interest is required by law, the Company will pay such additional amounts ("Additional Amounts") by way of principal and interest (as relevant) as will result in the receipt by the Bondholders of the amounts which would have been receivable in the absence of any such withholding or deduction, except that no such Additional Amounts shall be payable in respect of any payment on a Bond:

(i) to, or on behalf of, a holder who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his being connected with the Relevant Tax Jurisdiction otherwise than merely by holding such Bond or by the receipt of principal or interest in respect of the Bond;

(ii) if the Certificate in respect of such Bond is surrendered (in the case of payment of principal) more than 30 days after the relevant date except that the holder would have been entitled to such Additional Amount on surrendering the relevant Certificate for payment on the last day of such 30-day period;

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

(iv) to or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in a member state of the European Union; or

(v) to, or on behalf of, a holder to the extent such holder would not be liable for or subject to such deduction or withholding by making a declaration of non-residence or other similar claim for exemption or reduction to the relevant tax authority or under an applicable tax treaty or otherwise if, after having been requested to make such a declaration or claim, such holder fails to do so (provided, however, that such holder may not be required to make such a declaration or claim in a form which reveals the identity of such holder to the relevant tax authority).

For this purpose the "relevant date" in relation to any Bond means (a) the due date for payment in respect thereof, or (b) (if the full amount of the monies payable on such due date has not been received in New York City by the Trustee or the Principal Agent on or prior to such due date) the date on which notice is duly given to the Bondholders that such monies have been so received.

Any reference herein to principal and/or interest in respect of the Bonds shall be deemed to include any Additional Amounts which may be payable under this Condition 9 or under any obligations undertaken in addition thereto or in substitution therefor pursuant to the Trust Deed.

10 UNDERTAKINGS

The Trust Deed contains, amongst others, the following covenants to the effect that whilst any Conversion Right remains exercisable the Company will:

(i) issue Shares to Bondholders on exercise of Conversion Rights and ensure that at all times it has the ability to issue free from pre-emptive rights such number of Shares as would enable the Conversion Rights and all other rights of subscription and exchange for and conversion into Shares to be satisfied in full and will ensure that all Shares delivered upon conversion of Bonds will be duly and validly issued as fully-paid and non-assessable;

(ii) not in any way modify the rights attaching to the Shares with respect to voting, dividends or liquidation nor issue or permit to be in issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this paragraph (ii) shall prevent (a) the issue of any

Company Shares to employees (including directors and officers) whether of the Company or any of its Subsidiaries or associated companies by virtue of their office or employment pursuant to any Employees' Share Scheme or (b) any consolidation or subdivision of the Shares or the conversion of any Shares into stock or vice versa, or (c) any modification of such rights which is not, in the opinion of two independent investment banks of international repute acting as experts selected by the Company and approved in writing by the Trustee, materially prejudicial to the interests of the holders of the Bonds, or (d) without prejudice to any applicable rule of law or legislation, the conversion of Shares into, or the issue of any Shares in, uncertificated form (or the conversion of Shares in uncertificated form into certificated form) or the amendment of the Articles of Association of the Company to enable title to securities of the Company (including Shares) to be evidenced and transferred without a written instrument or any other alteration to the Articles of Association of the Company made in connection with the matters described in this paragraph (ii) or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Shares, dealt with under such procedures), or (e) any issue of equity share capital where the issue of such equity share capital results (or would, but for the fact that operation of the relevant adjustment provision gives rise to no change or that the adjustment would be less than 1 per cent. of the Conversion Price then in effect, result) in an adjustment of the Conversion Price;

(iii) if any offer is made to all (or as nearly as may be practicable all) holders of Company Shares or to all (or as nearly as may be practicable all) holders of Shares as a class other than the offeror and/or any associates of the offeror to acquire all or a majority of the registered capital of the Company or all or a majority of the Shares, or if any person proposes a scheme with regard to such acquisition, give notice of such offer or scheme to the Trustee and to the Bondholders at the same time as any notice thereof is sent to holders of Company Shares or holders of Shares as a class (or as soon as practicable thereafter) stating that details concerning such offer or scheme may be obtained from the specified offices of the Agents and the Registrar and, where such an offer or scheme has been recommended by the board of directors of the Company, or where such an offer has become or been declared unconditional in all respects, use its best endeavours to procure that a like offer or scheme is extended to the holders of any Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds;

(iv) use its best endeavours (a) to maintain, the listing of the Shares on the Hong Kong Stock Exchange and on the official list (the "Official List") of the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") and, the admission of the Shares to trading on the London Stock Exchange plc's (the "London Stock Exchange") market for listed securities and (b) to obtain and maintain, a listing for all the Shares issued upon conversion of any Bonds on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority and, admission of the Shares to trading on the London Stock Exchange's market for listed securities in accordance with their respective rules and the listing, quotation or trading on any other stock exchange or securities market on which the Shares may then be listed, quoted or traded;

(v) use its best endeavours to maintain the listing of the Bonds on the Luxembourg Stock Exchange or, if it is unable to do so, having used its best endeavours, use its best endeavours to obtain and maintain a quotation or listing of the Bonds on such other stock exchange or securities market as the Company may (with the prior approval of the Trustee) decide and shall furnish to such stock exchange or securities market such information as may be required to obtain and maintain such quotation or listing;

(vi) not to pay or make any capital distribution (which, for this purpose, shall mean any distribution in the nature of a Capital Distribution) unless such Capital Distribution gives rise to an adjustment of the Conversion Price in accordance with Condition 6(b);

(vii) not to reduce its registered capital or any uncalled liability in respect thereof except pursuant to the terms of issue of the relevant registered capital or by means of a purchase or redemption of the registered capital of the Company which would not result (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, result) in an adjustment to the Conversion Price under Condition 6(b);

(viii) procure that no securities (whether issued by the Company or any of its Subsidiaries or otherwise procured by the Company or any of its Subsidiaries to be issued) issued without rights to convert into or exchange or subscribe for Company Shares shall subsequently be granted such rights at a consideration per Company Share which is less than 95 per cent. of the Current Market Price or Fair Value (as relevant) per Company Share at close of business on the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect) to an adjustment of the Conversion Price; and

(ix) use its best endeavours to make all necessary filings and seek and maintain all necessary approvals in accordance with the laws and regulations in each of the relevant jurisdictions to ensure that Shares issuable on conversion of the Bonds may be registered and delivered in accordance with the Conditions.

11 PRESCRIPTION

Claims against the Company for the payment of principal and interest and other sums payable in respect of Bonds shall be prescribed unless made within ten years (in the case of principal) and five years (in the case of interest) from the relevant date and thereafter any principal, interest or other sums payable in respect of such Bonds shall be forfeited and shall revert to the Company.

12 EVENTS OF DEFAULT

The Trustee may at its absolute discretion, and shall, if so requested in writing by the holders of not less than one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders, subject in each case to being indemnified to its satisfaction, give written notice to the Company that the Bonds are due and payable immediately, at their principal amount together with accrued interest, on the happening of any one or more of the following events (each an "Event of Default"):

(i) a default is made in the payment of any principal due in respect of the Bonds and such failure continues for a period of 3 days;

(ii) if default is made in the payment of any interest due in respect of the Bonds and such failure continues for a period of 14 days;

(iii) the Company does not perform or comply with any one or more of its other obligations in respect of the Bonds or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after written notice of such default shall have been given to the Company by the Trustee;

(iv) the Company or any Subsidiary is (or is deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts as and when they fall due, stops, suspends payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of or a material part of its debts, proposes or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or a moratorium is agreed or declared in respect of or affecting all or any material part of (or of a particular type of) the debts of the Company or any of its Subsidiaries;

(v) (a) any other present or future indebtedness of the Company or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Company or any of its Subsidiaries fails to pay when due or within any applicable grace period any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (v) have occurred equals or exceeds US$10 million or its equivalent (as reasonably determined by the Trustee on the basis of the middle spot rate for the relevant currency against the US dollar as quoted by any leading bank selected by the Trustee on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantees or indemnity);

(vi) a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Company or any of its Subsidiaries and is not discharged or stayed within 45 days;

(vii) an order is made or an effective resolution passed for the winding-up or dissolution or administration of the Company or any of its Subsidiaries, or the Company or any of its Subsidiaries ceases or threatens to cease to carry on all or substantially all of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Trustee or by an Extraordinary Resolution of the Bondholders, or (ii) in the case of a Subsidiary, whereby the undertaking and assets of such Subsidiary are transferred to or otherwise vested in the Company or another of its Subsidiaries;

(viii) an encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the property, assets or revenues of the Company or any of its Subsidiaries (as the case may be) and is not discharged within 45 days;

(ix) any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Company or any of its Subsidiaries;

(x) it is or will become "unlawful" for the Company to perform or comply with any one or more of its obligations under any of the Bonds or the Trust Deed; or

(xi) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in paragraphs (vi) to (ix) above,

provided that, in the case of any such event other than those described in paragraphs (i), (ii), (in the case of the Company) (iv), (v), (in the case of the Company) (vii) and (in the case of the Company) (ix), the Trustee shall have certified in writing to the Company that such event is in its opinion materially prejudicial to the interests of Bondholders.

13 ENFORCEMENT OF RIGHTS

The Trustee may, at its discretion and without further notice, institute such proceedings against the Company as it may think fit to enforce the terms of the Trust Deed, but it need not take any such proceedings unless (a) it shall have been so directed in writing by Bondholders holding at least one-quarter in principal amount of the Bonds outstanding, and (b) it shall have been indemnified to its satisfaction. No Bondholder may proceed directly against the Company unless the Trustee, having become bound to proceed, fails to do so within a reasonable time and such failure is continuing.

14 REPLACEMENT OF CERTIFICATES

Should any Certificate be lost, stolen, mutilated, defaced or destroyed it may, subject to English law in respect of lost or stolen bonds, be replaced at the specified office of the Paying, Transfer or Conversion Agents or at the specified office of the Registrar upon payment by the claimant of the expenses, taxes and duties incurred in connection therewith and on such terms as to evidence, indemnity and security as the Company may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

15 MEETING OF BONDHOLDERS; MODIFICATIONS; WAIVERS, ETC.

(a) Meeting of Bondholders

The Trust Deed contains provisions for convening meetings of Bondholders to consider matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by Bondholders holding not less than 10 per cent in principal amount of the Bonds for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be two or more persons holding or representing at least 50 per cent in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting two or more persons being or representing Bondholders whatever the principal amount of the Bonds held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to modify the Final

Maturity Date of the Bonds or the dates on which interest is payable in respect of the Bonds, (ii) to reduce or cancel the principal amount of, or interest on, the Bonds, (iii) to modify or cancel the Conversion Right, (iv) to change the currency of payment of the Bonds, (v) to reduce or cancel the Equivalent Amount or (vi) to modify the provisions concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be two or more persons holding or representing not less than 75 per cent, or at any adjourned meeting not less than 25 per cent, in principal amount of the Bonds for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on all Bondholders (whether or not they were present at the meeting at which such resolution was passed).

The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

(b) Modifications and waivers

The Trustee may agree, without the consent of the Bondholders, to any modification to any of these Conditions or the Bonds or any of the provisions of the Trust Deed which in its opinion is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders (but only if in its opinion so to do will not be materially prejudicial to the interests of the Bondholders) to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Trust Deed or of these Conditions or the Bonds.

Any such modification, waiver or authorisation shall be binding on the Bondholders and, unless the Trustee agrees otherwise, shall be notified to the Bondholders by the Company in accordance with Condition 16 as soon as practicable.

In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation, determination or substitution as aforesaid) the Trustee shall not have regard to the consequences of such exercise for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Company or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders except to the extent provided for in Condition 9 and/or in any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

(c) Substitution

The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of certain other entities in place of the Company, or any previous substituted company, as principal debtor under the Trust Deed and the Bonds.

16 NOTICES

Notices to Bondholders will be valid if mailed to them at the respective addresses in the Register and if published, in at least one leading English language daily newspaper approved by the Trustee with circulation in Europe (which is expected to be in the *Financial Times*) or in such other manner as the Trustee may approve and, for so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, will be published in a newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). If publication as aforesaid is not practicable, notice will be given in such other manner as the Trustee may approve. Such notices shall be deemed to have been given on the seventh day after being so mailed or the date of publication in such newspaper or newspapers, or if published more than once, on the date of first publication.

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream, Luxembourg or the alternative clearing system (as defined in the Global Certificate), notices to holders of the Bonds must be given by delivery of the relevant notice to Euroclear or Clearstream, Luxembourg or the alternative clearing system, for communication by it to entitled accountholders in substitution for notification as required by the Conditions except that for so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

17 INDEMNIFICATION OF THE TRUSTEE

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with the Company and any of its Subsidiaries without accounting for any profit.

The Trustee shall be entitled to rely on a certificate or report from the Auditors whether or not called for by or addressed to the Trustee and whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors.

18 GOVERNING LAW

(a) Governing law

The Trust Deed, the Agency Agreement and the Bonds are governed by, and shall be construed in accordance with, English law.

(b) Jurisdiction

The Company has in the Trust Deed irrevocably agreed for the benefit of the Trustee and the Bondholders that the courts of England are to have jurisdiction to settle any disputes which arise out of or in connection with the Trust Deed, the Agency Agreement and the Bonds and that accordingly any suit, action or proceedings (together referred to as "Proceedings") arising out of or in connection therewith may be brought in such Courts.

The Company has in the Trust Deed waived any objection which it may have to the laying of the venue of any Proceedings in any such courts and any claim that any such Proceedings have been brought in any inconvenient forum. Nothing contained in this Condition 18 shall limit any right to take Proceedings against the Company in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of the Proceedings in any other jurisdiction, whether concurrently or not, to the extent permitted by applicable law.

(c) Agent for service of process

The Company has in the Trust Deed appointed Simmlaw Services Limited to accept service of process on its behalf (and has undertaken that in the event of such person ceasing to act or ceasing to have an address in England it will appoint such other person as the Trustee may approve) as its agent for service of process in England in respect of any Proceedings.

19 FURTHER ISSUES

The Company may from time to time without the consent of the Bondholders create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the outstanding notes, bonds or debentures of any series (including the Bonds) (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) or upon such terms as to interest, conversion, premium, redemption and otherwise as the Company may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

20 CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

The Global Certificate

The Global Certificate contains provisions which apply to the Bonds in respect of which the Global Certificate is issued, some of which modify the effect of the Conditions set out in this Offering Circular. Terms defined in the Conditions have the same meaning in the paragraphs below. The following is a summary of those provisions:

MEETINGS

The registered holder (as defined in the Conditions) of the Global Certificate will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each US$1,000 in principal amount of the Bonds for which the Global Certificate is issued. The Trustee may allow a person with an interest in the Bonds in respect of which the Global Certificate has been issued to attend and speak (but not to vote) at a meeting of Bondholders on appropriate proof of his identity and interest.

CANCELLATION

Cancellation of any Bonds required by the Conditions to be cancelled following its redemption, conversion or purchase by the Company will be effected by a reduction in the principal amount of the Bonds in the Register.

CONVERSION RIGHTS

Subject to the requirements of Euroclear, Clearstream, Luxembourg (or any Alternative Clearing System (as defined below)), the Conversion Right attaching to a Bond in respect of which the Global Certificate is issued may be exercised by the presentation to or to the order of the Principal Agent, or to such other Agent as shall have been notified to the Bondholders for such purposes, of one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest in such Bond. Deposit of the Global Certificate with the Principal Agent together with the relevant Conversion Notice(s) shall not be required. The exercise of the Conversion Right shall be notified by the Principal Agent to the Registrar and the holder of the Global Certificate.

PAYMENTS

Payments of principal in respect of the Bonds represented by the Global Certificate will be made without presentation or if no further payment is to be made in respect of the Bonds against presentation and surrender of the Global Certificate to or to the order of the Principal Agent or such other Agent as shall have been notified to the Bondholders for such purpose.

NOTICES

So long as the Bonds are represented by the Global Certificate and such Global Certificate is held on behalf of Euroclear, Clearstream, Luxembourg or in any other clearing system designated by the Company and approved by the Trustee and (so long as the Bonds are listed on the Luxembourg Stock Exchange) under the rules of the Luxembourg Stock Exchange (the "Alternative Clearing System"), notices to Bondholders may be given by delivery of the relevant notice to Euroclear, Clearstream, Luxembourg or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions, except that for so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). Any such notice given only by delivery to the relevant clearing system shall be deemed to have been given on the seventh day after such notice has been delivered.

PUT OPTION

The Bondholders' put option in Conditions 7(d) and 7(e) may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of the Bonds in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise within the time limits specified in Conditions 7(d) and 7(e).

EXERCISE OF BONDHOLDER'S TAX OPTION

The option of the Bondholders provided for in Condition 7(f) shall be exercised by the presentation to or to the order of the Principal Agent of a duly completed Bondholder's Tax Option Exercise Notice within the time limits specified in that Condition.

REGISTRATION OF TITLE

Certificates in definitive form for individual holdings of the Bonds will not be issued in exchange for interests in the Bonds in respect of which the Global Certificate is issued, except if either Euroclear or Clearstream, Luxembourg (or any other Alternative Clearing System on behalf of which the Bonds evidenced by the Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

TRANSFERS

Transfers of interests in the Bonds, with respect to which the Global Certificate is issued, shall be made in accordance with the Conditions and the Agency Agreement and will be effected through the records of Euroclear, Clearstream, Luxembourg (or any Alternative Clearing System) and their respective participants in accordance with the rules and procedures of Euroclear, Clearstream, Luxembourg (or any Alternative Clearing System) and their respective direct and indirect participants.

TRUSTEE'S POWERS

In considering the interests of Bondholders while the Global Certificate is registered in the name of a nominee for a clearing system, the Trustee may, without being obliged to do so, have regard to any information provided to it by or on behalf of such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Bonds and may consider such interests as if such accountholders were the holders of the Bonds in respect of which the Global Certificate is issued.

ENFORCEMENT

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which the Global Certificate is issued shall be recognised as the beneficiaries of the trusts set out in the Trust Deed, to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder, as if they were themselves the holders of the Bonds in such principal amounts.

Exchange rates

The following table sets forth, for the periods indicated, certain information concerning the currency exchange rate as expressed in US dollar per Renminbi as provided by PBOC. PBOC sets and publishes daily the base exchange rate with reference primarily to the supply and demand of Renminbi against the US dollar in the market during the prior day. It also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although PRC governmental policies were introduced in 1996 to allow the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of SAFE, which is under the authority of PBOC.

	Renminbi/US dollar PBOC exchange rates			
	Average	High	Low	Period end
	(RMB per US$1.00)			
1997	8.2897	8.2990	8.2710	8.2795
1998	8.2789	8.2807	8.2700	8.2791
1999	8.2762	8.2800	8.2647	8.2795
2000	8.2737	8.2800	8.2468	8.2649
2001	8.2745	8.2878	8.2469	8.2770
2002	8.2752	8.2876	8.2638	8.2773
2003 (through 3 September 2003)	8.2771	8.2778	8.2766	8.2768

The following table sets forth the average, high, low and period-end Noon Buying Rates for US dollars in New York City for cable transfers in HK dollars, as certified for customs purposes by the Federal Reserve Bank in New York for the periods indicated. The average rates represent the average of the Noon Buying Rates on the last day of each month during the relevant period. No representation is made that HK dollar amounts actually represent such US dollar amounts or could have been, or could be, converted into US dollars at the rate indicated, any other rate or at all.

	HK dollar/US dollar Noon Buying Rates			
	Average	High	Low	Period end
	(HK dollar per US$1.00)			
1997	7.7417	7.7502	7.7080	7.7482
1998	7.7460	7.7499	7.7340	7.7438
1999	7.7587	7.7746	7.7450	7.7715
2000	7.7919	7.7998	7.7740	7.7993
2001	7.7992	7.8008	7.7961	7.7973
2002	7.7991	7.8005	7.7961	7.7979
2003 (through 3 September 2003)	7.7991	7.7998	7.7982	7.7993

Source: Bloomberg.

Dividends

DIVIDEND POLICY

The Directors have recommended annually since the listing of the Company on the Hong Kong Stock Exchange the distribution to shareholders of 15 per cent. to 25 per cent. of the Company's distributable annual earnings as cash dividends. The amount actually distributed will be determined based on operating requirements and cash flow considerations.

The following table illustrates cash dividends paid out to shareholders of the Company for the periods indicated:

	2000	2001	2002
	In RMB unless otherwise indicated		
Dividends per share	0.10	0.17	0.12

The Articles of Association provide that the Company may declare interim and final dividends. The Articles of Association provide that distributable earnings shall equal the after-tax income of the Company as determined by (a) IAS, or (b) PRC accounting rules and standards, whichever yields a lower amount. Final and interim dividends are usually paid during the second and fourth quarters of each year, respectively. See "Description of the H Shares — Dividends and dividend distributions".

Cash dividends are declared in RMB and paid in Hong Kong dollars converted at the average of the closing exchange rate for Hong Kong dollars quoted by the PBOC for each day of the calendar week prior to the declaration date for the dividend. If the Company does not have sufficient Hong Kong dollars for the dividend payment, the Company will obtain such Hong Kong dollars through swap centres or by other authorised means.

Description of H Shares

OVERVIEW

H shares are special Renminbi-denominated shares in the ordinary share capital of a joint stock limited company incorporated or otherwise established in the PRC. H shares are issued by a joint stock limited company for subscription and trading in HK dollars by legal or natural persons of Hong Kong, Macau, Taiwan and countries other than the PRC. Holders of H shares generally enjoy the same rights and obligations as those enjoyed by holders of domestic shares of a joint stock limited company except that dividends on H shares are paid in Hong Kong dollars and except with respect to the delivery of notices and financial reports to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and the appointment of dividend receiving agents, some of which give holders of H shares greater rights than holders of domestic shares.

H SHARES OF THE COMPANY

The following is a description of the H Shares in the Company, including summaries of the material provisions of the Articles of Association and the PRC Company Law.

General

The Company was established on 13 December 1994 as a joint stock limited company. In accordance with the Articles of Association, the Company has two classes of shares, Domestic Shares and H Shares, each with a par value of RMB 1.00. As of 3 September 2003, the Company's registered capital is RMB 5,162,849,000. A total of 3,732,180,000 Domestic Shares were issued upon the establishment of the Company. The Company made its first increase in capital after its establishment by issuing 1,430,669,000 H Shares in March 1997. The Company's Domestic Shares and H Shares (together, the "Company Shares") are fully paid. The Directors have been authorised by special resolutions of the shareholders passed on 10 May 2002 and 10 July 2003, respectively, and by special resolutions of holders of H Shares and special resolutions of holders of Domestic Shares passed on 10 May 2002 and 10 July 2003, respectively, to issue such number of H Shares as may be required to be issued pursuant to the conversion (if any) of the Bonds. Based on the initial conversion price, subject to any adjustments to the conversion price, 215,831,975 H Shares will be issued upon conversion of all the Bonds.

Voting rights

A shareholder of the Company has the right to attend and vote at shareholders' general meetings and has one vote for every share he holds. One or more proxies may be appointed by the shareholder to attend and vote at such meetings in his place, provided the appointment is done in accordance with the Articles of Association and the PRC Company Law.

At shareholders' meetings, all resolutions will be determined by a show of hands. The chairman of the meeting is responsible for determining whether a resolution at a meeting has been passed. However, a poll may be demanded by the chairman of the meeting, or by any two or more shareholders entitled to vote at the meeting or by one or more shareholders representing 10 per cent. or more of all shares carrying the right to vote at the meeting, provided that they are present at the meeting in person or by proxy.

The PRC Company Law and the Articles of Association provide that certain major corporate actions, including the amendment of the Company's Articles of Association, the division, merger, dissolution or liquidation of the Company, the increase or decrease of share capital, the issue of shares of any class, warrants and any other similar securities, and the issue of debentures of the Company, must be passed by special resolution.

Meetings of shareholders

Meetings of shareholders are divided into general meetings and class meetings. Shareholders' general meetings are divided into annual and extraordinary meetings, both of which are convened by the Board of Directors. Annual general meetings are held once a year within six months of the end of the financial year. The PRC Company Law and the Articles of Association set out the circumstances under which extraordinary general meetings are

convened. An extraordinary general meeting shall be convened by the Board of Directors if, amongst other things, the shareholder(s) holding 10 per cent. or more of all issued voting shares so request. A class meeting shall be convened by the Board of Directors if, amongst other things, shareholder(s) holding 10 per cent. or more of the issued voting shares of that class so request.

When the Company convenes a shareholders' general meeting, written notice of meetings will be given to all shareholders in the share register. Such written notices will be given not less than 45 days before the date of the meeting stating the matters to be considered and the date and place of the meeting. Shareholders wishing to attend the meeting shall deliver their written replies to the Company stating whether they will attend the meeting not less than 20 days before the date of meeting.

The Company shall, based on the written replies received from the shareholders 20 days before the date of the shareholders' general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by those shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, the Company shall within five days notify all shareholders by way of a public announcement such matters to be considered at, and the place and date for, the shareholders' general meeting. The Company may then hold the meeting after such a public announcement has been made.

Resolutions of shareholders' general meetings are divided into ordinary and special resolutions. An ordinary resolution is passed by more than one half of the voting rights represented by the shareholders and proxies at the meeting being exercised in favour of the resolution. A special resolution is passed by more than two thirds of the voting rights represented by the shareholders and proxies at the meeting being exercised in favour of the resolution.

A resolution at a class meeting is passed by more than two thirds of the voting rights represented at the meeting which are entitled to vote at the meeting in accordance with the Articles of Association, being exercised in favour of the resolution.

Dividends and distributions

Shareholders are entitled to receive dividends in proportion to their shareholding. In general, a Company may only distribute dividends to shareholders in a year where it has made a net profit. The PRC Company Law and the Articles of Association further require the Company to make allocations to the statutory surplus reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund before paying dividends.

The Company must allocate 10 per cent. of its after-tax profits to the statutory surplus reserve fund and 5 to 10 per cent. to the statutory public welfare fund, provided that the Company may stop making allocations to the statutory surplus reserve fund after that fund has reached 50 per cent. of the Company's registered capital. Allocations to the discretionary surplus reserve fund are made in accordance with resolutions passed at the shareholders' general meetings.

The Company may distribute dividends by way of cash and/or shares. Dividends are paid in proportion to the shareholding of each shareholder, the plans of distribution formulated by the board of directors being subject to the approval of the shareholders in a general meeting. The board of directors may distribute interim dividends with the approval or authorization of the shareholder's in a general meeting.

Dividends or other payments declared by the Company to be payable to the holders of Domestic Shares must be calculated in RMB; and those declared payable to the holders of H Shares must be declared and calculated in RMB, and paid in HK dollars.

The Company has appointed, on behalf of the holders of H Shares, receiving agents to receive on behalf of such shareholders dividends declared and all other monies owing by the Company in respect of H Shares. The appointment of the receiving agents by the Company must be in accordance with the law of the place where the Company's shares are listed. The Company has appointed Bank of China (Hong Kong) Trustees Limited as receiving agent a company which is registered as a trust company under the Trustee Ordinance in Hong Kong.

Class rights

Shares of the same class have the same rights and benefits. Rights conferred on any class of shareholders ("Class Rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by the holders of that class of shares at a separate meeting conducted in accordance with the Articles of Association.

Under the Articles of Association, variation or abrogation of Class Rights includes increasing or decreasing the number of shares of such class or increasing or decreasing the number of shares of a class having voting or equity rights or privileges equal or superior to the shares of such class; reducing or removing rights to accrued dividends or rights to cumulative dividends of such class; adding, removing or reducing conversion privileges, options, voting, transfer or pre-emptive rights or rights to acquire securities of the Company of such class; creating a new class of shares with equal or superior voting or equity rights or privileges; constraining the transfer or ownership of the shares of such class or adding to such constraint; issuing rights to subscribe for, or convert into, shares in the Company of such class or another class; or increasing the rights or privileges of another class.

Company capital

The Company may increase or decrease its registered capital, provided it does so in accordance with the requirements of the relevant PRC laws and administrative regulations and the Articles of Association. However, a company may not reduce its registered capital below the minimum levels set by the PRC laws and administrative regulations.

Provided approval for the increase in registered capital has been obtained in accordance with the Articles of Association, the Company may increase its registered capital by offering new shares to non-specially designated investors for subscription, placing new shares to its shareholders, making a distribution to its shareholders in the form of shares or any other way permitted by the law and administrative regulations of the PRC.

Power of the Company to purchase its own Shares

Subject to the approval of the relevant PRC regulatory authority and the provisions of the Articles of Association, the Company may purchase its own shares by making a general offer to repurchase to all its shareholders, public dealing on a stock exchange, or an off-market contract.

When repurchasing its shares by an off-market contract, the Company will seek the prior approval of the shareholders in accordance with the Articles of Association. The Company may rescind, vary or waive its rights under a contract so entered into by the Company with the prior approval of the shareholders in the same manner. Such off-market contracts include, but are not limited to, agreements to become obliged to repurchase or acquisitions of the right to repurchase shares of the Company.

The Company must, within the time limit, cancel those shares redeemed or repurchased and apply to the original companies registration authority for registration of the change of its registered capital. The amount of the Company's registered capital is reduced by the par value of those shares accordingly.

After the Company's registered capital is reduced by the par value of the shares cancelled, the portion of the amount deducted from distributable profits and used for the repurchase of the shares shall be credited to the capital reserve fund account of the Company.

Other rights of shareholders

In accordance with the PRC Company Law, shareholders have the right to examine the Articles of Association, the minutes of the shareholders' general meetings and financial and accounting reports, and to make proposals or enquiries in respect of the Company's operations.

Shareholder(s) holding five per cent. or more of the total voting rights in the Company have the right to propose resolutions at the Company's annual general meeting. Shareholder(s) holding 10 per cent. or more of the total voting rights in the Company have the right to require the board of directors to convene an extraordinary general meeting.

If any resolution adopted by the shareholders' meeting or board of directors violates any law or administrative regulation or infringes the lawful rights and interests of shareholders, shareholders have the right to initiate proceedings in the People's Court of the PRC to require that such acts of violation or infringement be stopped.

Shareholders' rights in the event of liquidation

In the event of the liquidation of the Company, the assets remaining after the payment of all liquidation expense, wages and social insurance fees of staff and workers, taxes owing and debts, shall be distributed to the shareholders according to the class and proportion of shares held by them.

Market price information

HONG KONG STOCK EXCHANGE

The H Shares have been listed on the Hong Kong Stock Exchange since 21 March 1997. The table below sets forth, for the periods indicated, the high and low closing prices (rounded up to two decimal places) and the average daily volume of trading activity on the Hong Kong Stock Exchange for the H Shares and the highest and lowest of the daily closing values of the Hang Seng Index. The closing price for the H Shares on the Hong Kong Stock Exchange on 3 September 2003 was HK$4.275 per H Share.

	Closing Price per H Share		Adjusted Average Daily Trading Volume in shares	Hang Seng Index	
	High	Low		High	Low
	HK$	HK$	(in thousands)		
1999					
First Quarter	2.60	1.57	5,611	11,107	9,076
Second Quarter	2.55	1.87	7,247	14,005	9,913
Third Quarter	2.48	1.70	4,450	14,507	12,438
Fourth Quarter	1.77	1.23	5,252	16,962	12,134
2000					
First Quarter	1.49	0.86	9,849	18,302	15,103
Second Quarter	1.77	0.91	13,105	16,942	13,723
Third Quarter	2.35	1.41	17,048	17,921	14,613
Fourth Quarter	2.10	1.42	8,506	16,185	13,984
2001					
First Quarter	2.80	1.93	17,841	16,164	12,583
Second Quarter	3.28	2.38	18,460	13,878	12,064
Third Quarter	2.90	2.20	12,599	13,208	8,934
Fourth Quarter	2.90	2.45	11,403	11,847	9,798
2002					
First Quarter	3.25	2.50	14,607	11,893	10,410
Second Quarter	3.33	2.90	9,911	11,975	10,643
Third Quarter	3.65	2.53	9,792	11,402	9,701
Fourth Quarter	2.98	2.35	11,400	10,227	8,859
2003					
First Quarter	2.85	2.40	10,639	9,873	8,634
Second Quarter	3.58	2.65	13,148	10,030	8,409
July	4.20	3.43	12,991	10,207	9,577
August	4.45	4.05	9,867	10,909	9,945
September (through 3 September 2003)	4.28	4.23	8,412	11,102	10,903

Source: Bloomberg.

Summary of securities laws and regulations in the PRC

THE PRC

Since 1992, the PRC has promulgated a number of regulations in relation to the issue and trading of shares and disclosure of information.

In early 1993, the State Council established the Securities Committee and the CSRC. The Securities Committee was responsible for co-ordinating the drafting of securities regulations, formulating securities related policies, planning the development of securities markets, directing, coordinating and supervising all securities related institutions in the PRC and administering the CSRC. The CSRC was the regulatory arm of the Securities Committee and was responsible for the drafting of regulatory provisions governing securities markets, supervising securities companies, regulating public offers of securities by PRC companies in the PRC or overseas, regulating the trading of securities, compiling securities related statistics and undertaking research and analysis. In early 1998, the State Council dissolved the Securities Committee and the former functions of the Securities Committee were assumed by the CSRC.

On 22 April 1993, the State Council promulgated the Provisional Regulations Governing the Issue and Trading of Shares (股票发行与交易管理暂行条例) (the "Securities Provisional Regulations"). These regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement and transfer of listed equity securities, the disclosure of information with respect to a listed company, enforcement and penalties and dispute settlement. These regulations specifically provide that separate provisions will be promulgated in relation to the issue of and trading in special Renminbi-denominated shares. However, (i) if a PRC joint stock limited company proposes to issue Renminbi-denominated ordinary shares as well as special Renminbi-denominated shares, it has to comply with the Securities Provisional Regulations in respect of its issue of Renminbi-denominated ordinary shares; (ii) if a PRC company proposes to offer shares directly or indirectly outside the PRC, it would need to obtain an approval of the Securities Committee; and (iii) provisions of the Securities Provisional Regulations in relation to acquisitions of listed companies and disclosure of information are expressed to apply to listed companies in general without being confined to companies listed on any particular stock exchange. Hence it is possible that such provisions may be applicable to joint stock limited companies with shares listed on a stock exchange outside the PRC including, for instance, joint stock limited companies with shares listed on the Stock Exchange.

On 12 June 1993, the CSRC promulgated the Implementation Measures (Provisional) on Disclosure of Information of the Public Issuing Share's Company (公开发行股票公司信息披露实施细则(试行)) pursuant to the Securities Provisional Regulations. Under these measures, the CSRC is responsible for supervising the disclosure of information by companies which have offered shares to the public. These measures contain provisions regarding prospectuses and listing reports to be issued in connection with a public offering of shares in the PRC, publication of interim and final reports and announcement of material transactions or matters by companies which have offered shares to the public. Material transactions or matters are those the occurrence of which may have a material effect on the share price of a company. They include changes to a company's articles of association or registered capital, removal of auditors, mortgage or disposal of major operating assets or writing down the value of such assets where the amount being written down exceeds 30 per cent. of the total value of such assets, revocation by a court of any resolution passed by the shareholders or the supervisors of a company and the merger or demerger of a company. These measures also contain disclosure provisions in relation to acquisition of listed companies which supplement the requirements contained in the Securities Provisional Regulations.

On 2 September 1993, the Securities Committee promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities (禁止证券欺诈行为暂行办法). The prohibitions imposed by these measures include the use of insider information in connection with the issue of or trading in securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or the abuse of power in creating a false or disorderly market or influencing the market price of securities or inducing investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of and trading in securities

which is false or materially misleading or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include warnings, fines, confiscation of profits and suspension or cancellation of trading qualifications and revocation of securities business license. In serious cases, criminal liability may be imposed.

On 4 August 1994, the State Council promulgated the Special Regulations. These provisions deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of foreign capital stock listed abroad and disclosure of information, articles of association of joint stock limited companies having foreign capital stock listed aboard.

On 25 December 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Companies (国务院关于股份有限公司境内上市外资股的规定). These regulations deal mainly with the issue, subscription and trading of, and the declaration of dividends and other distributions of domestic listed foreign shares and disclosure of information of joint stock limited companies having domestic listed foreign shares.

On 29 December 1998, the Standing Committee of the National People's Congress promulgated the Securities Law of the PRC (中华人民共和国证券法). This is the first national securities law of the PRC, which is the primary legislation that regulates activities in the PRC securities market. The Securities Law became effective on 1 July 1999.

The Securities Law is applicable to the issuance and trading, in the PRC, of shares, company bonds and other securities designated by the State Council according to law. Where the Securities Law does not apply, the provisions of the Company Law and other applicable laws and administrative regulations will apply.

On 29 March 1999, the State Economic and Trade Commission and the CSRC promulgated the Opinion on.the Further Promotion of Regular Operation and In-Depth Reform of Companies Listed Overseas (关于进一步促进境外上市公司规范运作和深化改革的意见) (the "Opinion"), which is aimed at regulating the corporate functions and governance of PRC companies listed overseas, such as the Company. The Opinion regulates, amongst other things, the appointment of external directors and independent directors to the board of directors, and the appointment of external supervisors to the supervisory committee and their respective functions.

Exchange controls in the PRC

On 28 December 1993, PBOC, with the authorisation of the State Council, issued the Notice on Further Reform of the Foreign Exchange Control System (中国人民银行关于进一步改革外汇管理体制的公告) which came into effect on 1 January 1994. Other main regulations and implementation measures includes the PRC Foreign Exchange Control regulations (中国人民共和国外汇管理条例) effective on 1 April 1996 and promulgated by the State Council of 29 January 1996 and the Regulations on the Foreign Exchange Settlement, Sale and Payments (结汇、售汇及付汇管理规定) which were promulgated by PBOC on 20 June 1996 which took effect on 1 July 1996 and which contain detailed provisions regulating the settlement, sale and payment of foreign exchange by domestic enterprises, individuals, economic organisations and social organisations in the PRC.

Under such new regulations, the previous dual exchange rate system for Renminbi was abolished and a unified floating exchange rate system, based largely on supply and demand, was introduced. The PBOC publishes, on each business day, the Renminbi exchange rate against other major foreign currencies. Such rate is to be set by reference to the Renminbi/major foreign currencies trading price on the previous day on the inter-bank foreign exchange market.

In general, all organisations and individuals within the PRC, including foreign invested enterprises, are required to remit their foreign exchange earnings into the territory of PRC. In addition to PRC enterprises without foreign investment, their recurrent foreign exchange earnings are generally required to be sold to designated banks unless specifically approved otherwise. Foreign-invested enterprises, on the other hand, are permitted to retain their recurrent foreign exchange earnings within the maximum amount authorised by the relevant foreign exchange administration bureau and the sums retained may be deposited into foreign exchange bank accounts maintained with designated banks. Capital foreign exchange must be deposited into foreign exchange bank accounts maintained with designated banks and can generally be retained in such accounts.

At present, control on the purchase of foreign exchange for transactions relating to current account items is being relaxed. Enterprises which require foreign exchange for their recurrent activities such as trading activities and payment of staff remuneration may purchase foreign exchange from designated banks, subject to the production of relevant supporting documents.

In addition, where an enterprise requires any foreign exchange for the payment of interest or dividends that are payable in foreign currencies under applicable regulations, such as the distribution of profits by a foreign invested enterprise to its foreign investment party, then, subject to the due payment of tax on such dividends, the amount required may be withdrawn from funds in foreign exchange accounts maintained with designated banks, and where the amount of the funds in foreign exchange is insufficient, the enterprise may purchase additional foreign exchange from designated banks upon the presentation of the resolutions of the board of directors on the profit distribution plan of that enterprise.

On 3 April 2003, SAFE, based on decisions of the State Council concerning abolition of certain administrative approval items, issued the Notice on Temporary Measures after the Abolition of Certain Foreign Exchange Administrative Approvals Relating to Capital Account Items. According to such notice, certain capital account foreign exchange transactions such as the payment of principal and interest of bonds issued outside of PRC by PRC companies will no longer be subject to SAFE approval. Most capital account foreign exchange transactions, however, are still subject to SAFE approval.

When conducting actual foreign exchange transactions, the designated banks may, based on the exchange rate published by PBOC and subject to certain limits, freely determine the applicable exchange rate.

The Stock Exchange of Hong Kong Limited

The Hong Kong Stock Exchange, which commenced trading on 2 April 1986, was formed upon the unification of the four stock exchanges then existing in Hong Kong. On 3 March 1999, the Financial Secretary announced in his budget speech a comprehensive reform of the securities and futures market, which included the demutualisation and merger of the five recognised and approved market operators in Hong Kong, namely the Hong Kong Stock Exchange, Hong Kong Futures Exchange Limited, Hong Kong Securities Clearing Company Limited, The SEHK Options Clearing House Limited and HKFE Clearing Corporation Limited into a single holding company (which was subsequently incorporated under the name of Hong Kong Exchanges and Clearing Limited ("HKEx")). The merger became effective on 6 March 2000.

As a result of the merger, the former shareholders of the Hong Kong Stock Exchange and Hong Kong Futures Exchange Limited (together the "Exchanges") effectively exchanged their ownership rights in the Exchanges for economic interests in HKEx and the conventional right to receive dividends, while retaining their existing rights to trade on the Exchanges. At the same time, certain of the regulatory functions performed by the Exchanges were passed over to the Hong Kong Securities and Futures Commission ("SFC").

Shares in the HKEx were listed on the Hong Kong Stock Exchange on 27 June 2000. As a listed company on its own stock market, HKEx is regulated by the SFC to avoid any conflict of interest and to ensure a level playing field between HKEx and other listed companies which are subject to the Listing Rules. Regulation by the SFC is imposed through two sets of provisions. First, the Listing Rules have been amended to incorporate a new chapter (Chapter 38) relating specifically to the listing of HKEx and which sets out the requirements that must be satisfied for the securities of HKEx to be listed on the Hong Kong Stock Exchange. Secondly, a Memorandum of Understanding, dated 22 August 2001, has been entered into among the SFC, HKEx and the Hong Kong Stock Exchange which sets out the way the parties to it will relate to each other in relation to:

- HKEx's and other applicants' and issuers' compliance with the Listing Rules;
- the enforcement by the Hong Kong Stock Exchange of its rules in relation to HKEx's securities and those of other applicants and issuers;
- the SFC's supervision and regulation of HKEx as a listed issuer and, where a conflict of interest arises, other applicants and issuers;
- conflicts of interest which may arise between the interests of HKEx as a listed company and companies of which it is the controller, and the interests of the proper performance of regulatory functions by such companies; and
- market integrity.

As of 31 July 2003, the Hong Kong Stock Exchange listed the shares of 832 companies with a total market capitalisation of approximately HK$4,177 billion. During the month of January 2003, the average trading volume in value for the main board per trading day on the Hong Kong Stock Exchange was approximately HK$9,587 million.

Trading on the Hong Kong Stock Exchange takes place on each business day with continuous trading being divided into morning and afternoon sessions. Trading is order-based using a computer-assisted trading system that conveys bid and asking prices for securities. Trades are then effected on a matched trade basis directly between buyers and sellers. All securities are traded in board lots. For most companies a board lot is 2,000 shares; odd lots are traded separately, usually at a small discount to the board lot prices. Settlement of trades not effected through the central clearing system described below is made on a 48-hour basis. Share certificates in board lots, together with transfer deeds, must be delivered on the second day following the transaction. Payment is due against delivery. The central clearing and settlement system for Hong Kong listed securities, CCASS, provides for computerised book-entry settlement transactions by the members of the system. CCASS requires trades effected through the system to be settled on the second business day after the trade takes place. Where the relevant trades are settled through CCASS, the share certificates are kept at the central depository and settlement is electronically

recorded in the stock accounts of participants kept at the depository. There are no market-makers in the Hong Kong Stock Exchange except in the market for Exchange-traded options, but exchange dealers may act as dual capacity broker-dealers. Short selling of securities at or through the Hong Kong Stock Exchange is currently proscribed except in respect of the covered short selling of a limited group of securities.

The Hong Kong Stock Exchange charges a trading fee of 0.005 per cent. and the SFC imposes a transaction levy of 0.007 per cent. in respect of each transaction, payable by both seller and buyer. In addition, member brokers charge brokerage fees to either a buyer or a seller which are required to be no less than 0.25 per cent. of the value of the purchase or sale. However, on 15 January 2003, the Hong Kong Stock Exchange announced that the minimum commission rates charged by member brokers will cease to have effect from 1 April 2003. With effect from 1 April 2003, therefore, commissions will be freely negotiated between brokers and the buyer or seller. Additional administrative fees are also payable for trades effected through CCASS. No participant broker is entitled to give any rebate of any kind to any person for the purpose of circumventing the minimum brokerage requirement. Member brokers are required to make a contract note in respect of each transaction in securities. The contract note is required to be stamped with ad valorem stamp duty and to be delivered to the client not later than the end of the next trading day following the transaction. See "Taxation — Hong Kong Taxation".

The SFC, an autonomous statutory body outside the civil service that provides a general regulatory framework of the securities and futures industries, was established by the Hong Kong government in 1989. The SFC administers certain elements of Hong Kong securities law, including those ordinances governing the operations of securities and commodities dealers, protection of investors, disclosure of interests and insider dealing.

The Hong Kong Stock Exchange promulgates its own rules governing share trading and disclosure of information to shareholders and investors. Companies listed on the main board of the Hong Kong Stock Exchange are required to enter into a listing agreement with the Hong Kong Stock Exchange, which provides for, among other things, the issuance of interim and audited annual accounts to shareholders and the making of prompt public disclosure of material transactions and developments. In addition, the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, which have been issued by the SFC but do not have the force of law, provide guidelines for the fair treatment of shareholders and preservation of an impartial trading market in connection with takeovers and mergers of public companies in Hong Kong and guidelines for share repurchases by such companies. The Securities (Disclosure of Interests) Ordinance in Hong Kong also contains provisions which require certain persons holding shares (or deemed to be interested in shares) in listed companies in Hong Kong to disclose their interests in those shares in certain circumstances.

The Hang Seng Index, which is an index of 33 stocks listed on the Hong Kong Stock Exchange, has recently experienced significant volatility. The highest and lowest closing levels of the Hang Seng Index for 1999 were 16,962 (on 30 December 1999) and 9,076 (on 10 February 1999), respectively. The highest and lowest closing levels of the Hang Seng Index for 2000 were 18,301.69 (on 28 March 2000) and 13,722.70 (on 26 May 2000), respectively. The highest and lowest closing levels of the Hang Seng Index for 2002 were 11,974.61 (on 17 May 2002) and 8,858.69 (on 10 October 2002), respectively. The Hang Seng Index declined to its lowest in three years after the 11 September 2001 terrorist attacks in the United States. The highest and lowest closing levels for the Hang Sang Index for the period between 1 January 2003 and 31 July 2003 were 10,207.17 (on 16 July 2003) and 8,409.01 (on 25 April 2003), respectively. As at 31 July 2003, the closing level of the Hang Seng Index was 10,134.83.

Taxation

PRC TAXATION OF NON-RESIDENTS

Tax on interest accrued on the bonds

The Individual Income Tax Law of the PRC (the second amended version) (中华人民共和国个人所得税法(第二次修正)) , and the Provisions for Implementation of Individual Income Tax Law of the PRC (中华人民共和国个人所得税法实施条例) (the "Provisions"), which was issued on 28 January 1994, stipulate that income tax of 20% shall be withheld on any interest payments on the Bonds received by a foreign individual not resident in the PRC unless otherwise reduced or exempted pursuant to an applicable double-taxation treaty or by other applicable exemptions.

According to the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises (中华人民共和国外商投资企业和外国企业所得税法) and its implementing rules (中华人民共和国外商投资企业和外国企业所得税法实施细则), in respect of a foreign enterprise without any establishment in the PRC or a foreign enterprise with establishments in the PRC whose income at issue has no effective connections with its PRC establishments, any interest payment on the Bonds received by it would be subject to withholding tax of 20% on such interest payment unless otherwise reduced or exempted under an applicable double-taxation treaty or by other applicable exemptions.

On 13 December 1999, SAFE and State Administration of Taxation issued a notice regarding Questions concerning Providing Tax Certificate of Sale and Payment of Foreign Exchange under Non-trading and Certain Capital Items (国家外汇管理局、国家税务总局关于非贸易及部分资本项下售付汇提交税务凭证有关问题的通知). Under this notice, holders of bonds outside the PRC issued by PRC enterprises may be exempted from income tax on interests paid by the issuers if an approval from the relevant tax authorities is obtained.

On 18 November 2000, the State Council issued a notice entitled "State Council Notice Regarding the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in the PRC" (国务院关于外国企业来源于我国境内的利息等所得减征所得税问题的通知) ("Tax Reduction Notice"). Under the Tax Reduction Notice, with effect from 1 January 2000, enterprise income tax at a reduced 10% rate will be levied on interest, rental, license fees and other income obtained in the PRC by foreign enterprises without any agent or establishment in the PRC or by foreign enterprises without any effective connections in terms of such income with their agents or establishment in the PRC. Therefore, where the Tax Reduction Notice is not applicable, a foreign enterprise bondholder may be subject to a 20% tax on any interest payment on the Bonds and other income, unless reduced by an applicable double taxation treaty or exempt by any applicable exemptions.

The Company has applied to the State Administration of Taxation for an exemption from the withholding tax which would be normally payable in respect of interest payments on the Bonds and expects that such exemption will be granted by the State Administration of Taxation to the Company in due course. However, there can be no assurance that such an exemption, if obtained, will not be revoked or discontinued in the future or that the current rate of withholding tax will not be increased. If the exemption from withholding tax on interest payments on the Bonds is revoked or discontinued and PRC withholding tax is payable, the Company will pay such additional amount of interest as will result in the receipt by the holders of the Bonds of the net amount after such withholding or deduction equal to the amount which would otherwise have been receivable by them had no such withholding or deduction been required. See "Conditions." However, there is no assurance that the Company will be able to make payments pursuant to the gross-up provision in accordance with PRC Laws.

TAX ON DIVIDENDS

Individual investors

Under the Provisional Regulations of the PRC Concerning Questions of Taxation on Enterprises Experimenting with the Share System (股份制试点企业有关税收问题的暂行规定) (the "Provisional Regulations") and other applicable tax laws and regulations, dividends paid by PRC companies to individuals are generally subject to a PRC withholding tax of 20%. However, on 21 July 1993, the State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (关于外商投资企业、外国企业

和外籍个人取得股票(股权)转让收益和股息所得税收问题的通知) (the "Tax Notice"). Under the Tax Notice, dividends paid by a PRC company to foreign individuals with respect to shares listed on an overseas stock exchange("Overseas Shares"), including any H shares, are exempt from PRC withholding tax for the time being. However, if the Tax Notice is subsequently withdrawn, we will withhold such taxes as required by law.

The Individual Income Tax Law of the PRC (the first amended version) (中华人民共和国个人所得税法(第一次修正)) (the "Amendments"), which became effective on 1 January 1994, states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The Amendments can be interpreted as providing that all foreign individuals are subject to the 20% withholding tax on dividends paid by a PRC company on its overseas shares unless specifically exempted by the relevant PRC government authorities. However, in a letter dated 26 July 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the CSRC, the State Administration of Taxation restated the exemption contained in the Tax Notice. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to any Bondholder who has converted the Bonds into Shares, subject to reduction by any applicable tax treaty between the PRC and the country of residence of the relevant Bondholder who has converted the Bonds into Shares. To date, the relevant tax authorities have not collected any withholding tax from dividend payments on those Shares which fall within the exemption under the Tax Notice.

Foreign enterprises

According to the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and other applicable tax laws and regulations, dividends paid by PRC companies to foreign enterprises are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise receiving dividends paid with respect to a PRC company's overseas shares will not be subject to withholding tax. If the Tax Notice is withdrawn and such withholding tax becomes applicable in the future, such rate may still be reduced under relevant tax treaties, if applicable.

Conversion of bonds

Conversion of a Bond by a foreign holder into Shares will not be subject to PRC income tax.

Capital gains tax on sale, redemption or other disposition of bonds

Currently PRC taxation authority does not impose any income tax on any gains realized on any sale, redemption or other disposition of the Bonds by a foreign Bondholder.

Capital gains tax on sales of shares

The Tax Notice provides that gains realised by foreign enterprises upon any sale of H shares which are not held by entities established in the PRC by such foreign enterprises and gains realised by foreign individuals upon any sale of H shares are currently not subject to capital gains tax. With respect to shareholders who are foreign individuals, whether or not resident in the PRC, the PRC's Individual Income Tax Law and the Provisions, which superseded the Tax Notice with respect to capital gain tax, provides that any capital gains realised by such individuals will be taxable at the rate of 20%. The Law, however, authorises the Ministry of Finance to promulgate implementing regulations subject to the approval of the State Council. In 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that no capital gains tax will be imposed on gains from sale of shares by individuals. However, there is no assurance that the above exemption for foreign enterprises and foreign individuals will continue to apply or be renewed in the future. In the event that capital gains tax is imposed on gains from sale or disposition of H shares, foreign shareholders would be subject to a 20% tax unless otherwise reduced or exempted by any applicable laws and double-taxation treaty.

Tax Treaties

Foreign shareholders of the Company resident in countries which have entered into double-taxation treaties with the PRC may be entitled to reduction of withholding tax imposed on the payment of dividends or interests on the Bonds to such foreign shareholders. The PRC currently has double-taxation treaties with a number of other countries, which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

Stamp Tax

Pursuant to the Provisional Regulations of the People's Republic of the PRC Concerning Stamp Tax (中华人民共和国印花税暂行条例), which became effective on 1 October 1988, PRC stamp tax is not applicable to any acquisition or disposition by non-PRC investors of H Shares outside the PRC. These regulations provide that PRC stamp tax is imposed only on documents executed or received within the PRC which are legally binding in the PRC and protected under the PRC law.

TAXATION OF THE COMPANY

Income tax

Pursuant to the PRC tax law, Sino-foreign joint ventures are subject to a 30% national income tax plus 3% local income tax. In certain special zones, such tax rate may be reduced. In addition, manufacturing foreign invested enterprises with an operating period of more than ten years enjoy a tax holiday of two-year exemption and three-year 50% reduction commencing from the first profit-making year.

The Company is subject to income tax at the rate of 33%.

Value-added tax

Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax (中华人民共和国增值税暂行条例), which became effective from 1 January 1994, and their implementing rules, the sale of products within the PRC, the importation of products and the provision of processing and/or repair services within the PRC by the Company are subject to value added tax ("VAT"). VAT payable is calculated as "output VAT" minus "input VAT". Input VAT payable by the Company on purchases is recoverable out of the output VAT collected from its customers, and any excess of output VAT over input VAT paid is payable to the tax authority. The rate of VAT is 17%, or, in certain limited circumstances, 13%, depending on the product type.

The Company is subject to VAT at the rate of 17%.

HONG KONG TAXATION

Profits tax

No withholding tax in Hong Kong is payable on payments of principal in respect of the Bonds.

No withholding tax is payable in Hong Kong on the payment of interest on the Bonds. Interest on the Bonds will not be subject to Hong Kong profits tax, except where the interest is received by or accrued to a financial institution (as defined in the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)) and the sums received or accrued by way of interest arise through or from the carrying on by the financial institution of its business in Hong Kong.

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Bonds and the Shares). Trading gains from the sale or disposal of the Bonds or Shares or (in the case of the Bonds) on their conversion or redemption by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax imposed at the current rate of 17.5 per cent. on corporations and at the maximum rate of 15.5 per cent. (for the year of assessment 2003/04) and 16 per cent. (for the year of assessment 2004/05) on individuals. Gains from the sale of Shares will be considered to be derived from or arising in Hong Kong. Gains from the sale of Bonds may according to Inland Revenue Department practice be treated as derived from or arising in Hong Kong if contracts for the purchase and sale of the Bonds are effected in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains derived from or arising in Hong Kong from the sale, disposal, redemption or conversion of the Shares or the Bonds (as relevant) by persons carrying on business of trading or dealing in securities in Hong Kong.

No withholding tax is payable in Hong Kong on payments of dividends on the Shares. Under current practice of the Inland Revenue Department, dividends received on the Shares are not chargeable to Hong Kong profits tax.

Stamp duty

No Hong Kong stamp duty will be chargeable upon the issue, transfer or conversion of a Bond or the issue of the Shares. However, following conversion of a Bond, a person who effects any sale and purchase of Shares, whether as principal or as agent and whether in Hong Kong or elsewhere, is required to execute contract notes and an instrument of transfer and to have the contract notes and the instrument of transfer stamped with Hong Kong stamp duty. Instruments of transfer attract a fixed-rate stamp duty of HK$5 each. Contract notes attract ad valorem stamp duty at the aggregate rate of HK$2.00 per HK$1,000 or part thereof by reference to the value of the consideration or market value, whichever is the greater. If, in the case of a sale or purchase or disposition of Shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in amount equal to all the unpaid duty.

If the stamp duty is not paid on the instrument of transfer before execution and on the contract notes within two days after the sale or purchase is effected in Hong Kong (or thirty days thereafter if effected elsewhere), a penalty of up to ten times the duty payable may be imposed.

Estate duty

Estate Duty is imposed under the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) on the principal value of property situated in Hong Kong passing on the death of a person.

No estate duty is payable in respect of Bonds on the death of the beneficial owner of the Bonds because the Bonds should not be regarded as property situated in Hong Kong.

Shares listed on the Hong Kong Stock Exchange are required by the rules of the Hong Kong Stock Exchange to be recorded on a share register in Hong Kong. The Shares are regarded as Hong Kong property for the purposes of the Estate Duty Ordinance and accordingly Hong Kong estate duty may be payable in respect of the Shares on the death of any person (wherever the person resides or is domiciled).

Hong Kong estate duty is currently imposed on a progressive scale from 5 per cent. to 15 per cent. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million and the maximum rate of duty of 15 per cent. applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

Subscription and sale

UBS AG, BOCI Asia Limited, Lehman Brothers International (Europe) and Société Générale, Hong Kong Branch (together, the "Managers") have, pursuant to a Subscription Agreement dated 3 September 2003 agreed with the Company, subject to the satisfaction of certain conditions, severally to subscribe and pay for the Bonds at 100 per cent. of their principal amount in the proportion indicated in the table below. The Company has agreed to pay to the Managers a combined management and underwriting commission and a selling concession aggregating 2.25 per cent. of the principal amount of the Bonds. The Company may also, at its absolute discretion, pay to UBS Investment Bank an additional incentive fee of 0.25 per cent. of the principal amount of the Bonds.

Managers	**Principal amount of the Bonds**
UBS AG	137,651,000
BOCI Asia Limited	5,383,000
Lehman Brothers International (Europe)	5,383,000
Société Générale, Hong Kong Branch	5,383,000

The Subscription Agreement provides that the Company will indemnify the Managers against certain liabilities. In addition, the Company has agreed to reimburse certain expenses of the Managers in connection with the issue of the Bonds. The Subscription Agreement entitles the Managers to terminate it in certain circumstances prior to payment being made to the Company.

The Company has agreed in the Subscription Agreement that, except as described below, neither it nor any person acting on its behalf will issue, offer, sell, contract to sell or otherwise dispose of any interest in any Shares or securities of the same class as the Bonds and the Shares or any securities (other than preferred stock) convertible into, exchangeable for or which carry rights to subscribe or purchase the Bonds, the Shares or securities of the same class as the Bonds, the Shares or other instruments representing interests in the Bonds, the Shares or other securities of the same class as them, or announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of the Lead Manager on behalf of the Managers between the date of this Offering Circular and the date which is 180 days after the Closing Date (both dates inclusive).

The Bonds are new issues of securities with no established trading market. Application has been made to list the Bonds on the Luxembourg Stock Exchange. Application will be made to list the Shares which will be issued upon conversion of the Bonds on the Hong Kong Stock Exchange. Application will also be made to list the Shares which will be issued upon conversion of the Bonds on the Official List of the UK Listing Authority and for such Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

GENERAL

No action has been or will be taken in any jurisdiction that would permit a public offering, or any other offering under circumstances not permitted by applicable law, of the Bonds or the Shares issuable upon conversion of the Bonds, or the possession or distribution of this Offering Circular (in proof or final form), any amendment or supplement thereto issued in connection with the proposed resale of the Bonds or any other offering or publicity material relating to the Bonds or the Shares issuable upon conversion of the Bonds, in any country or jurisdiction where action for that purpose is required. Accordingly, neither the Bonds nor any Shares issuable upon conversion of the Bonds may be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Bonds or the Shares issuable upon conversion of the Bonds may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

UNITED STATES

The Bonds and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the Securities Act, and, subject to certain exceptions, may not be offered or sold within the United States.

The Bonds are being offered and sold outside the United States in reliance on Regulation S.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

UNITED KINGDOM

Each Manager has represented, warranted and agreed that:

(1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Bonds will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offer of Securities Regulations 1995;

(2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

THE PRC

This Offering Circular does not constitute a public offer of the Bonds, whether by sale or by subscription, in the PRC. The Bonds are not being offered or sold within the PRC, by means of this Offering Circular or any other document.

HONG KONG

Each Manager has represented and agreed that (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong; and (2) it has not issued and will not issue any advertisement, invitation or document relating to the Bonds, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

JAPAN

Each Manager has represented and agreed that the Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and that the Bonds which it subscribes will be subscribed by it as principal. Each Manager has also represented and agreed that, in connection with the initial offering of the Bonds, it will not directly or indirectly offer or sell any Bonds in Japan, or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other applicable laws and regulations of Japan.

ITALY

Each Manager has represented, warranted and agreed that the offering of the Bonds in Italy has not been registered with the *Commissione Nazionale per le Società e la Borsa* ("CONSOB") pursuant to Italian securities legislation and, accordingly, that it has not offered, and will not offer, any Bonds in the Republic of Italy in a solicitation to the public at large (*sollecitazione all'investimento*) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree No 58 of 24 February 1998, and that sales of the notes in the Republic of Italy will only be:

(1) negotiated on an individual basis with "Professional Investors" (*operatori qualificati*), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998, as amended, and none of the Bonds will be placed, sold or offered either into the primary market or into the secondary market to individuals residents in Italy;

(2) effected in compliance with Article 129 of the Legislative Decree no. 385 of 1 September 1993 and the implementing instructions of the Bank of Italy, pursuant to which the issue or offer of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia on the amount of the issue and the characteristics of the securities, applies;

(3) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy; and

(4) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the relevant provisions of Italian law.

SINGAPORE

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Manager has agreed that this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

THE NETHERLANDS

The Bonds are not being and will not be offered, transferred or sold, whether directly or indirectly, in the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

FRANCE

Each of the Managers has represented, warranted and agreed that, in connection with their initial distribution, (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Bonds to the public in the Republic of France and (ii) offers and sales of Bonds will be made in the Republic of France only to qualified investors as defined and in accordance with Articles L.411-1 and L.411-2 of the French *Code monétaire et financier* and Decree no 98-880 dated 1 October 1998 relating to offers to qualified investors.

In addition, each of the Managers has represented, warranted and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Offering Circular or any other offering material relating to the Bonds other than to investors to whom offers and sales of Bonds in the Republic of France may be made as described above.

General information

Application has been made to list the Bonds on the Luxembourg Stock Exchange. The legal notice relating to the issue of the Bonds and the Articles of Association will be registered prior to the listing with the *Registre de Commerce et des Sociétés*, where such documents are available for inspection and where copies thereof can be obtained upon request. As long as the Bonds are listed on the Luxembourg Stock Exchange, an agent for making payments on, transfers and conversions of, the Bonds will be maintained in Luxembourg.

The Company will make an application to list the Bonds on the Official List of the UK Listing Authority and to trade the Bonds on the London Stock Exchange's market for listed securities within three months of the date on which the Bonds are listed on the Luxembourg Stock Exchange pursuant to the mutual recognition procedures of the UK Listing Authority's Listing Rules.

The Company was incorporated under the laws of the PRC as a joint stock limited company in accordance with the provisions set out in the PRC Company Law and registered with SAIC on 13 December 1994. On 13 May 1998, the Company was registered as a Sino-foreign joint venture company limited by shares.

The Company has obtained all necessary consents, approvals and authorisations in connection with the issue of the Bonds. The issue of the Bonds was authorised by resolutions of the Board of Directors of the Company passed on 14 August 2001, 19 February 2002, 8 May 2003 and 22 August 2003, by special resolutions of the shareholders of the Company passed on 10 May 2002 and 10 July 2003, and by special resolutions of the holders of the domestic shares of the Company and holders of the H Shares of the Company passed on 10 May 2002 and 10 July 2003.

Approvals from the following PRC authorities have been obtained:

- State Council;
- SDRC; and
- CSRC.

Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position since 31 December 2002 nor any material adverse change in the financial position or prospects since 31 December 2002 of the Company, or of the Group.

Neither the Company nor any of its subsidiaries, joint ventures or associates, is involved in any litigation or arbitration proceedings which may have, or have had during the 12 months preceding the date of this Offering Circular, an adverse effect on the financial position of the Company and the Group, nor, so far as any of them is aware, are any such proceedings pending or threatened except as may be disclosed or referred to herein.

Copies (and certified English translations where the documents are not in English) of the following documents may be inspected (and in the case of financial statements, obtainable also) at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for as long as the Bonds are listed on the Luxembourg Stock Exchange:

- Articles of Association;
- a copy of the audit report of the independent auditors and the audited consolidated financial statements of the Company as of and for the years ended 31 December 2000, and 2001 and 2002;
- the Subscription Agreement relating to the Bonds; and
- the Trust Deed to constitute the Bonds (which includes the form of the Global Certificate and the definitive Certificate) and the Agency Agreement.

In addition, copies in English of the most recent annual audited consolidated financial statements of the Company and annual audited unconsolidated balance sheet and any half-yearly unaudited interim financial information published by the Company will be available free of charge at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for as long as the Bonds are listed on the Luxembourg Stock Exchange. The Company publishes both annual and interim financial statements. The Company only publishes consolidated and condensed unaudited interim financial statements. The Company only publishes consolidated financial statements and does not publish any unconsolidated financial information, except for annual audited unconsolidated balance sheets.

The Bonds have been accepted for clearance through the facilities of Euroclear and Clearstream, Luxembourg. Relevant trading information is set forth below.

Common Code 017598988

ISIN XS0175989887

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Index to financial statements

	Page
Report of the independent auditors	F-2
Consolidated income statements for the years ended 31 December 2000, 2001 and 2002	F-3
Consolidated balance sheets as at 31 December 2000, 2001 and 2002	F-4
Balance sheets as at 31 December 2000, 2001 and 2002	F-5
Consolidated statements of changes in shareholders' equity for the years ended 31 December 2000, 2001 and 2002	F-6
Statements of changes in shareholders' equity for the years ended 31 December 2000, 2001 and 2002	F-7
Consolidated cash flow statements for the years ended 31 December 2000, 2001 and 2002	F-8
Notes to the financial statements for the years ended 31 December 2000, 2001 and 2002	F-9
Condensed consolidated balance sheets (Unaudited) as at 30 June 2002 and 2003	F-43
Condensed consolidated income statements (Unaudited) for the six months ended 30 June 2002 and 2003	F-44
Condensed consolidated statements of changes in shareholders' equity (Unaudited) for the six months ended 30 June 2002 and 2003	F-45
Condensed consolidated statements of cash flows (Unaudited) for the six months ended 30 June 2002 and 2003	F-46
Notes to the condensed financial statements (Unaudited) for the six months ended 30 June 2002 and 2003	F-47

REPORT OF THE INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF
BEIJING DATANG POWER GENERATION COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets (expressed in Renminbi) of Beijing Datang Power Generation Company Limited (the "Company") and the consolidated balance sheets (expressed in Renminbi) of the Company and its subsidiaries as at 31 December 2000, 2001 and 2002, and the related consolidated statements (expressed in Renminbi) of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2000, 2001 and 2002, and of the financial position, results of operations and cash flows of the Company and its subsidiaries for the years then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers
3 March 2003
Hong Kong

BEIJING DATANG POWER GENERATION COMPANY LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2000, 2001 AND 2002
(All amounts expressed in thousands, except per share data)

	Note	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Operating revenue	22(a)	5,694,195	6,550,620	8,017,912	968,663
Operating costs					
Local government surcharges		(73,554)	(86,749)	(102,012)	(12,324)
Fuel	22(a)	(1,686,775)	(1,954,115)	(2,556,173)	(308,817)
Repairs and maintenance		(194,281)	(220,468)	(278,085)	(33,596)
Depreciation		(904,356)	(1,071,866)	(1,382,613)	(167,037)
Wages and staff welfare		(285,887)	(364,163)	(440,772)	(53,251)
Others	22	(505,840)	(755,544)	(820,699)	(99,151)
Total operating costs		(3,650,693)	(4,452,905)	(5,580,354)	(674,176)
Operating profit	19	2,043,502	2,097,715	2,437,558	294,487
Share of profit of associates	6	—	3,913	5,499	664
Interest income		171,698	144,507	89,314	10,790
Finance costs	20	(144,643)	(99,974)	(522,145)	(63,082)
Profit before taxation		2,070,557	2,146,161	2,010,226	242,859
Taxation	21	(695,257)	(714,492)	(672,156)	(81,205)
Profit before minority interests		1,375,300	1,431,669	1,338,070	161,654
Minority interests		—	6,391	66,542	8,039
Net profit		1,375,300	1,438,060	1,404,612	169,693
Proposed dividends	24	516,285	877,684	619,542	74,848
Earnings per share — basic (Rmb)	25	0.27	0.28	0.27	0.03
Proposed dividend per share (Rmb)	25	0.10	0.17	0.12	0.01

The accompanying notes are an integral part of these financial statements.

For the convenience of the reader, translation of amounts of Rmb into United States dollar ("USD") has been made at rate of USD1.00=Rmb8.2773 quoted by the PBOC on 31 December 2002. No representation is made that Rmb amounts could have been, or could be, converted into USD at that rate on 31 December 2002 or at the other date.

BEIJING DATANG POWER GENERATION COMPANY LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER 2000, 2001 AND 2002
(All amounts expressed in thousands)

	Notes	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
ASSETS					
Non-current assets					
Property, plant and equipment	4	14,719,850	17,109,395	20,856,652	2,519,741
Investments in associates	6	30,000	33,913	142,351	17,198
Available-for-sale investments	7	46,020	46,920	47,820	5,777
Goodwill	8	55,929	50,337	44,745	5,406
Deferred housing benefits	9	229,518	261,295	224,079	27,072
Deferred tax assets	21	—	10,630	99,489	12,019
		15,081,317	17,512,490	21,415,136	2,587,213
Current assets					
Inventories	10	257,700	259,014	302,108	36,498
Other receivables and current assets		133,460	177,969	106,320	12,845
Due from NCPGC	22(g)	277,463	451,721	769,510	92,966
Investments held for trading	7	41,185	285,681	—	—
Short-term bank deposits over three months	11	2,987,114	3,230,046	1,876,610	226,718
Cash and cash equivalents	12, 22	1,207,906	1,273,122	2,350,004	283,909
		4,904,828	5,677,553	5,404,552	652,936
Total assets		19,986,145	23,190,043	26,819,688	3,240,149
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital	13	5,162,849	5,162,849	5,162,849	623,736
Reserves	14	7,767,727	8,689,502	9,216,430	1,113,458
Total shareholders' equity		12,930,576	13,852,351	14,379,279	1,737,194
Minority interests		403,462	529,890	907,234	109,605
Non-current liabilities					
Long-term loans	15	4,627,096	6,229,064	8,125,089	981,611
Deferred tax liabilities	21	—	33,570	31,123	3,760
		4,627,096	6,262,634	8,156,212	985,371
Current liabilities					
Accounts payable and accrued liabilities	17, 22	1,159,286	1,498,188	1,886,388	227,899
Short-term loans	16	190,000	241,120	316,000	38,177
Current portion of long-term loans	15	261,647	360,356	540,953	65,354
Taxes payable		414,078	445,504	633,622	76,549
		2,025,011	2,545,168	3,376,963	407,979
Total liabilities		6,652,107	8,807,802	11,533,175	1,393,350
Total shareholders' equity and liabilities		19,986,145	23,190,043	26,819,688	3,240,149

The accompanying notes are an integral part of these financial statements.

For the convenience of the reader, translation of amounts of Rmb into United States dollar ("USD") has been made at rate of USD1.00=Rmb8.2773 quoted by the PBOC on 31 December 2002. No representation is made that Rmb amounts could have been, or could be, converted into USD at that rate on 31 December 2002 or at the other date.

BEIJING DATANG POWER GENERATION COMPANY LIMITED
BALANCE SHEETS
AS AT 31 DECEMBER 2000, 2001 AND 2002
(All amounts expressed in thousands)

	Notes	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
ASSETS					
Non-current assets					
Property, plant and equipment	4	11,365,576	11,032,768	10,324,706	1,247,352
Investments in subsidiaries	5	1,067,135	1,327,554	2,184,460	263,910
Investments in associates	6	30,000	33,913	142,351	17,198
Available-for-sale investments	7	46,020	46,920	46,920	5,669
Goodwill	8	55,929	50,337	44,745	5,406
Deferred housing benefits	9	229,518	261,295	224,079	27,072
Deferred tax assets	21	—	—	—	—
		12,794,178	12,752,787	12,967,261	1,566,607
Current assets					
Inventories	10	257,559	230,202	255,713	30,893
Other receivables and current assets		117,397	154,270	92,216	11,141
Due from NCPGC	22(g)	276,401	404,712	559,720	67,621
Investments held for trading	7	41,185	285,681	—	—
Short-term bank deposits over three months	11	2,987,114	3,230,046	1,876,610	226,718
Cash and cash equivalents	12, 22	1,142,273	1,234,571	2,299,599	277,820
		4,821,929	5,539,482	5,083,858	614,193
Total assets		17,616,107	18,292,269	18,051,119	2,180,800
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital	13	5,162,849	5,162,849	5,162,849	623,736
Reserves	14	7,767,727	8,640,787	9,169,904	1,107,838
Total shareholders' equity		12,930,576	13,803,636	14,332,753	1,731,574
Minority interests		—	—	—	—
Non-current liabilities					
Long-term loans	15	3,100,402	2,775,000	2,122,000	256,364
Deferred tax liabilities	21	—	9,576	8,208	992
		3,100,402	2,784,576	2,130,208	257,356
Current liabilities					
Accounts payable and accrued liabilities	17, 22	961,409	1,055,377	797,184	96,310
Current portion of long-term loans	15	209,660	196,660	182,000	21,988
Taxes payable		414,060	452,020	608,974	73,572
		1,585,129	1,704,057	1,588,158	191,870
Total liabilities		4,685,531	4,488,633	3,718,366	449,226
Total shareholders' equity and liabilities		17,616,107	18,292,269	18,051,119	2,180,800

The accompanying notes are an integral part of these financial statements.

For the convenience of the reader, translation of amounts of Rmb into United States dollar ("USD") has been made at rate of USD1.00=Rmb8.2773 quoted by the PBOC on 31 December 2002. No representation is made that Rmb amounts could have been, or could be, converted into USD at that rate on 31 December 2002 or at the other date.

BEIJING DATANG POWER GENERATION COMPANY LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2000, 2001 AND 2002
(All amounts expressed in thousands)

	Notes	Share capital	Capital reserve (note a)	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Retained earnings	Total reserves	Total share-holders' equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance as at 1 January 2000		5,162,849	3,653,421	540,081	228,675	1,279,906	—	1,000,115	6,702,198	11,865,047
1999 profit appropriations		—	—	—	—	690,344	—	(690,344)	—	—
Dividends declared		—	—	—	—	—	—	(309,771)	(309,771)	(309,771)
Net profit	14(f)	—	—	—	—	—	—	1,375,300	1,375,300	1,375,300
Transfer between reserves	14(c)	—	—	130,532	(130,532)	—	—	—	—	—
Profit appropriations	14	—	—	137,530	137,530	—	—	(275,060)	—	—
Balance as at 31 December 2000		5,162,849	3,653,421	808,143	235,673	1,970,250	—	1,100,240	7,767,727	12,930,576
2000 profit appropriations	14(d)	—	—	—	—	583,955	—	(583,955)	—	—
Dividends declared	25	—	—	—	—	—	—	(516,285)	(516,285)	(516,285)
Net profit	14f)	—	—	—	—	—	—	1,438,060	1,438,060	1,438,060
Transfer between reserves	14(c)	—	—	—	(114,758)	114,758	—	—	—	—
Transfer to restricted reserves	14(e)	—	—	—	(258,881)	—	226,521	32,360	—	—
Profit appropriations	14	—	—	142,845	142,845	—	—	(285,690)	—	—
Balance as at 31 December 2001		5,162,849	3,653,421	950,988	4,879	2,668,963	226,521	1,184,730	8,689,502	13,852,351
2001 profit appropriations	14(d)	—	—	—	—	258,331	—	(258,331)	—	—
Dividends declared	25	—	—	—	—	—	—	(877,684)	(877,684)	(877,684)
Net profit	14(f)	—	—	—	—	—	—	1,404,612	1,404,612	1,404,612
Transfer between reserves	14(c)	—	—	—	(49,103)	49,103	—	—	—	—
Transfer to restricted reserves	14(e)	—	—	—	—	—	(32,360)	32,360	—	—
Profit appropriations	14	—	—	156,541	156,541	—	—	(313,082)	—	—
Balance as at 31 December 2002		5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	1,172,605	9,216,430	14,379,279

(note a) For each of the 3 years ended 31 December 2002, the capital reserve included revaluation surplus about Rmb3,785 million.

The accompanying notes are an integral part of these financial statements.

BEIJING DATANG POWER GENERATION COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2000, 2001 AND 2002
(All amounts expressed in thousands)

	Notes	Share capital	Capital reserve (note a)	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Retained earnings	Total reserves	Total share-holders' equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance as at 1 January 2000		5,162,849	3,653,421	540,081	228,675	1,279,906	—	1,000,115	6,702,198	11,865,047
1999 profit appropriations		—	—	—	—	690,344	—	(690,344)	—	—
Dividends declared		—	—	—	—	—	—	(309,771)	(309,771)	(309,771)
Net profit	14(f)	—	—	—	—	—	—	1,375,300	1,375,300	1,375,300
Transfer between reserves	14(c)	—	—	130,532	(130,532)	—	—	—	—	—
Profit appropriations	14	—	—	137,530	137,530	—	—	(275,060)	—	—
Balance as at 31 December 2000		5,162,849	3,653,421	808,143	235,673	1,970,250	—	1,100,240	7,767,727	12,930,576
2000 profit appropriations	14(d)	—	—	—	—	583,955	—	(583,955)	—	—
Dividends declared	25	—	—	—	—	—	—	(516,285)	(516,285)	(516,285)
Net profit	14(f)	—	—	—	—	—	—	1,389,345	1,389,345	1,389,345
Transfer between reserves	14(c)	—	—	—	(114,758)	114,758	—	—	—	—
Transfer to restricted reserves	14(e)	—	—	—	(258,881)	—	226,521	32,360	—	—
Profit appropriations	14	—	—	142,845	142,845	—	—	(285,690)	—	—
Balance as at 31 December 2001		5,162,849	3,653,421	950,988	4,879	2,668,963	226,521	1,136,015	8,640,787	13,803,636
2001 profit appropriations	14(d)	—	—	—	—	258,331	—	(258,331)	—	
Dividends declared	25	—	—	—	—	—	—	(877,684)	(877,684)	(877,684)
Net profit	14(f)	—	—	—	—	—	—	1,406,801	1,406,801	1,406,801
Transfer between reserves	14(c)	—	—	—	(49,103)	49,103	—	—	—	—
Transfer to restricted reserves	14(e)	—	—	—	—	—	(32,360)	32,360	—	—
Profit appropriations	14	—	—	155,271	155,271	—	—	(310,542)	—	—
Balance as at 31 December 2002		5,162,849	3,653,421	1,106,259	111,047	2,976,397	194,161	1,128,619	9,169,904	14,332,753

(note a) For each of the 3 years ended 31 December 2002, the capital reserve included revaluation surplus about Rmb3,785 million.

The accompanying notes are an integral part of these financial statements.

BEIJING DATANG POWER GENERATION COMPANY LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2000, 2001 AND 2002
(All amounts expressed in thousands)

	Notes	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Cash flows from operating activities					
Cash generated from operations	26(a)	3,146,615	3,121,207	3,676,349	444,148
Enterprise income tax paid		(564,330)	(675,237)	(628,953)	(75,985)
Dividends paid		(309,771)	(516,285)	(877,684)	(106,035)
Net cash from operating activities		2,272,514	1,929,685	2,169,712	262,128
Cash flows from investing activities					
(Increase) Decrease in short-term bank deposits over three months		(432,499)	(242,932)	1,353,436	163,512
Acquisition of investments held for trading		(100,000)	(410,345)	(200,000)	(24,162)
Proceeds from disposal of investments held for trading		59,450	170,340	500,981	60,525
Acquisition of subsidiaries	26(b), (c)	(51,546)	(14,514)	—	—
Acquisition of Unit 2 of Zhang Jia Kou Power Plant	26(d)	(424,045)	—	—	—
Investments in associates		(30,000)	—	(97,552)	(11,785)
Addition of available-for-sale investment		—	(900)	—	—
Additions to property, plant and equipment		(3,224,335)	(3,037,615)	(4,947,114)	(597,673)
Proceeds from disposal of property, plant and equipment		730	471	576	70
Interest received		171,402	142,235	141,181	17,056
Dividends received		6,646	5,479	7,494	905
Net cash used in investing activities		(4,024,197)	(3,387,781)	(3,240,998)	(391,552)
Cash flows from financing activities					
Capital contribution from minority shareholders into subsidiaries		162,660	122,818	443,888	53,627
Proceeds from long-term loans		2,048,227	2,277,369	2,992,478	361,528
Proceeds from short-term loans		270,000	1,315,560	1,533,961	185,321
Repayments of long-term loans		(492,595)	(608,412)	(891,360)	(107,687)
Repayments of short-term loans		(135,000)	(1,264,440)	(1,459,081)	(176,275)
Interest paid		(277,752)	(319,583)	(471,718)	(56,990)
Net cash from financing activities		1,575,540	1,523,312	2,148,168	259,524
Net (decrease) increase in cash and cash equivalents		(176,143)	65,216	1,076,882	130,100
Cash and cash equivalents, beginning of year		1,384,049	1,207,906	1,273,122	153,809
Cash and cash equivalents, end of year		1,207,906	1,273,122	2,350,004	283,909

The accompanying notes are an integral part of these financial statements.

1. ORGANISATION AND OPERATIONS

Beijing Datang Power Generation Company Limited (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its H Shares on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company was registered as a Sino-foreign joint venture on 13 May 1998. The Company and its subsidiaries currently own and operate five coal-fired power plants and one hydropower plant in Hebei Province, Beijing City and Tianjin City of the PRC. As at 31 December 2002, the Company and its subsidiaries had 7,332 employees.

The principal activity of the Company and its subsidiaries is power generation in the PRC. The Company and its subsidiaries conduct their business within one industry segment. As at 31 December 2002, the installed capacity of the Company and its subsidiaries in operation is summarised as follows:

Operating Plants	Total installed capacity	Total installed capacity attributable to the Company	Province/ Municipality located
	(MW)	(MW)	
Four original operating plants:			
Douhe Power Plant	1,550	1,550	Hebei
Gaojing Power Plant	600	600	Beijing
Xia Hua Yuan Power Plant	400	400	Hebei
Zhang Jia Kou Power Plant	2,400	2,400	Hebei
Subsidiaries			
Tianjin Datang Panshan Power Generation Company Limited	1,200	900	Tianjin
Hebei Huaze Hydropower Development Company Limited	20	18	Hebei
	6,170	5,868	

As at 31 December 2002, the Company holds equity interests in the following subsidiaries and associates, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Subsidiaries					
Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo")	17 November 1995	698,090	698,090	60%	Power generation (under construction)
Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan")	6 August 1997	1,050,791	1,050,791	75%	Power generation

1. ORGANISATION AND OPERATIONS (CONT'D)

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Hebei Huaze Hydropower Development Company Limited ("Huaze Hydropower")	29 July 1998	59,161	59,161	90%	Hydropower generation
Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou")	8 December 1998	46,000	46,000	60%	Power generation (under construction)
Shanxi Datang Pingwang Thermal and Power Company Limited ("Datang Pingwang")	14 July 2000	10,000	10,000	80%	Power generation (under construction)
Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe")	27 April 2001	10,000	10,000	70%	Power generation (pre-construction)
Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan")	21 February 2002	10,000	10,000	80%	Power generation (under construction)
Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Datang Lixianjiang")	8 November 2002	10,000	10,000	70%	Hydropower generation (pre-construction)
Associates					
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	100,000	30%	Power related technology services
Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng ")*	18 August 2001	10,000	10,000	55%	Power generation (under construction)
Wenshan Malutang Power Generation Company Limited ("Wenshan Malutang")	19 September 2001	130,600	122,600	23%	Hydropower generation (pre-construction)
Tianjin Dagang Huashi Power Generation Company Limited ("Tianjin Dagang")	5 April 2002	10,000	10,000	30%	Power generation (under construction)
Beijing Datang Texin Heat Company Limited ("Datang Texin")	27 April 2002	87,800	87,800	49%	Heat transportation (pre-construction)
Yunnan Datang Nalan Hydropower Development Company Limited ("Datang Nalan")*	18 October 2002	25,000	16,250	51%	Hydropower generation (pre-construction)

* Though the Company holds majority equity interests of Datang Liancheng and Datang Nalan, it has not obtained majority voting rights of these companies. Therefore, the Company classifies these investees as associates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the balance sheet of the Company and the consolidated financial statements of the Company and its subsidiaries are set out below:

(a) Basis of preparation

The balance sheet and balance sheet related information of the Company, and the consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board. The balance sheet of the Company and the consolidated financial statements of the Company and its subsidiaries have been prepared under the historical cost convention as modified by the revaluation of certain property plant and equipment, investments held for trading and available-for-sale investments.

The accounting policies are relevant for the consolidated financial statements of the Company and its subsidiaries and the balance sheet of the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries, which are those entities in which the Company has the power to govern the financial and operating policies, are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(f) for the accounting policy on goodwill.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

In the Company's financial statements, investments in subsidiaries are accounted for using the equity method.

(ii) Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statements and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investments. Associates are entities over which the Company generally has between 20% and 50% of the voting rights, and over which the Company has significant influence, but which it does not control. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognise further losses, unless the Company has incurred obligations or made payments on behalf of the associate.

In the Company's financial statements, investments in associates are accounted for using the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(c) Foreign currency translation

(i) Measurement currency
Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Rmb, which is the measurement currency of the Company and its subsidiaries.

(ii) Transactions and balances
Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of the fair value gain or loss.

(d) Property, plant and equipment

Property, plant and equipment of the original four power plants during the formation of the Company are recorded at appraised value as at that time. The asset appraisal was conducted by an independent valuer. Revaluations of property, plant and equipment are to be performed periodically, normally by professionally qualified valuers.

Additions subsequent to the formation of the Company are recorded at costs. The initial cost comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Property, plant and equipment, apart from construction-in-progress, are stated at cost or original appraised value less accumulated depreciation and accumulated impairment loss.

Expenditure incurred after the property, plant and equipment have been put into operation, such as repair and maintenance and overhaul costs, are normally charged to the income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of property, plant and equipment.

Depreciation is calculated on a straight-line basis to write off fixed assets, after taking into account the estimated residual value, over their estimated useful lives as follows:

Buildings	20-50 years
Electric utility plant in service	12-45 years
Transportation facilities, computer and others	4-10 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction-in-progress represents plants and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for its intended use when they are transferred to the relevant asset category.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) Property, plant and equipment (cont'd)

Gains and losses on disposals are determined by comparing the proceeds on disposal with the carrying amount and are included in operating profit.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the assets for its intended use. Other borrowing costs are expensed.

Management considers that the amount of property, plant and equipment as at 31 December 2002 is not materially different from fair value.

(e) Investments

The Company and its subsidiaries classified its investments in debt and equity into the following categories: held for trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held for trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months except for short term bank deposits (See Note 12). Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. During the years ended 31 December 2000, 2001 and 2002, the Company and its subsidiaries did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. Such investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Company and its subsidiaries commit to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. In circumstances where fair values can be reliably calculated, fair values of unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statements as gains and losses from investment securities.

(f) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets acquired at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life and recognised in the income statement as other operating expenses. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

At each balance sheet date, the Company assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(g) Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(h) Inventories

Inventories are stated at the lower of weighted average cost or net realisable value, and are expensed to fuel costs or other relevant operating expenses when used, or capitalised to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the materials and supplies to the working locations. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(i) Receivables

Receivables are carried at the original invoiced amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

(k) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

(l) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Government grants

Government grants are not recognised until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Government grants are deferred and recognised in the consolidated income statement over the period necessary to match them with the related costs that they are intended to compensate on a systematic basis. Grants related to the acquisition of property, plant and equipment are accounted for as deferred income in the financial statements and are recognised as income over the useful life of the asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(n) Provisions

Provisions are recognised when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with a transaction will flow to the Company and its subsidiaries and the revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and on the following bases:

(i) Operating revenue

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to North China Power Group Company ("NCPGC"), the substantial shareholder. Operating revenue is billed and recognised upon transmission of electricity to the power grid controlled and owned by NCPGC.

(ii) Interest income

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that takes into account the effective yield on the assets.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(p) Retirement and staff housing benefits

Pension obligations

The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

Costs of retirement benefits are charged to income statement as incurred.

Staff housing benefits

The Company and its subsidiaries provide housing to their employees at a discount price. The price difference between the selling price and the cost of housing is considered housing benefit and is amortised on a straight line basis over the estimated average service lives of relevant employees and included in other operating costs.

Apart from housing benefit, the Company and its subsidiaries also contribute to the state-prescribed housing fund. Such costs are charged to the income statement as incurred.

(q) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(r) Minority interests

Minority interests include the minorities' proportion of the fair value of identifiable assets and liabilities of subsidiaries.

Changes in minority interests represent new capital injection from minority shareholders and share of profit which should belong to minority shareholders.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

As of 31 December 2000, 2001 and 2002, all losses of subsidiaries attributed to minorities were less than the minorities' investment in the subsidiaries and therefore the Company did not absorb any such loss.

(s) Financial instruments

Liability and equity

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as an expense or as income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

Derivative financial instruments

On inception, the Company and its subsidiaries identify certain derivatives as either i) a hedge of the fair value of an asset or a liability (fair value hedge), ii) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge) or iii) a hedge of a net investment in a foreign entity.

The Company and its subsidiaries' criteria for classifying a derivative instrument as a hedge include: i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, ii) the effectiveness of the hedge can be reliably measured, iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and iv) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

Derivative financial instruments that are not designated as hedging instruments are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and iii) the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortised cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. A reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed the amortised cost which would have been recorded had the impairment not been recognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(t) Contingencies

Contingent liabilities are recognised in the financial statements when it is probable that a liability will crystallise. Where no provision is recorded, they are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements unless virtually certain but disclosed when an inflow of economic benefits is probable.

(u) Dividends

Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.

(v) Subsequent events

Post-year-end events that provide additional information about a company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Company and its subsidiaries conduct their operations in the PRC and are exposed to market risks from changes in interest and foreign exchange rates. In addition, they are also subject to special considerations and risks including risks associated with, among others, the political, economic and legal environment, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at a stable price.

Risk management policies are approved by senior management of the Company and carried out by a central planning department in close co-operation with the operating units of the Company and its subsidiaries.

(i) Interest rate risk

The floating rate loans expose the Company and its subsidiaries to interest rate risk. The Company and its subsidiaries use derivative instruments, to the extent available in the PRC, to manage exposure to fluctuations in interest rates. When considered appropriate, the Company uses interest rate swap to manage the relative level of its exposure to cash flow risk associated with borrowings with floating interest rates.

Interest rates applicable to the Company and its subsidiaries' borrowings and the schedule of long-term loan repayments are disclosed in Note 15.

(ii) Foreign currency risk

The Company's businesses are principally conducted in Rmb, except that purchases of certain electric utility plant equipment are dominated in USD. Dividends to shareholders holding H Shares are declared in Rmb and paid in Hong Kong dollars. As at 31 December 2002, all of the Company and its subsidiaries' assets and liabilities were denominated in Rmb except for cash and bank deposits of approximately Rmb2,089 million (2001 - Rmb2,522 million, 2000 - Rmb2,448 million) and long-term loans of approximately Rmb2,212 million (2001- Rmb590 million, 2000 - Rmb333 million) which were denominated in foreign currencies, principally in USD and Hong Kong dollars. Fluctuation of exchange rate of Rmb against foreign currencies could affect the Company and its subsidiaries' results of operation.

(All amounts expressed in Rmb unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONT'D)

(a) Financial risk factors (cont'd)

(iii) Credit risk

All of the Company and its subsidiaries' sales of on-grid electricity for the years were made to NCPGC (see Note 22). In addition, the ten largest suppliers accounted for approximately 64% (2001 - 77%, 2000 - 72%) of the coal purchases of the Company and its subsidiaries for the year ended 31 December 2002.

A significant portion of the Company and its subsidiaries' cash and cash equivalents and bank deposits over three months is deposited with the four largest state-owned banks of the PRC.

The Company and its subsidiaries do not guarantee obligations of other parties except for the Company's proportionate share of the loans of its subsidiaries.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Company considers that its maximum exposure is reflected by the amount of trade receivables and other current assets, net of provisions for impairment recognised at the balance sheet date.

(iv) Liquidity risk

The Company and its subsidiaries' policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments regarding construction of power plants. The amount of undrawn credit facilities at the balance sheet date is disclosed in Note 26(f).

(b) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value.

While derivative transactions provide effective economic hedges under the Company and its subsidiaries' risk management policies, the derivatives that do not qualify fro hedge accounting under the specific rules in IAS 39 are carried at fair value with changes in fair value included in the income statement.

(c) Fair values

The fair value of investments held for trading is estimated by reference to their quoted market price at the balance sheet date. The fair value of interest rate swap is calculated as the present value of the estimated future cash flows.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, short-term bank deposits over three months, due from a shareholder, accounts payable and short-term loans approximate their fair values because of the short maturity of these instruments.

Available-for-sale investments are measured at cost as there is no quoted market price in an active market and their fair value cannot be reliably measured (see Note 7(i)).

The fair values of long-term loans, including current portions of approximately Rmb8,648 million (2001 - Rmb6,587 million, 2000 - Rmb4,886 million) as at 31 December 2002, have been estimated by applying a discounted cash flow approach using interest rates available to the Company and its subsidiaries for comparable instruments. As at the same date, the book value of these liabilities was approximately Rmb8,666 million (2001 - Rmb6,589 million, 2000 - Rmb4,889 million).

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

4. PROPERTY, PLANT AND EQUIPMENT

	Company and its subsidiaries				
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Year ended 31 December 2000					
Cost or valuation (note i)					
Beginning of year	1,204,232	11,156,427	292,919	1,931,121	14,584,699
Addition	47,286	23,695	17,993	3,342,135	3,431,109
Acquisitions	19,506	846,410	8,387	91,818	966,121
Disposals	(403,097)	(108,769)	(11,141)	—	(523,007)
Transfer in/(out)	250,900	1,203,533	23,342	(1,477,775)	—
End of year	1,118,827	13,121,296	331,500	3,887,299	18,458,922
Accumulated depreciation					
Beginning of year	141,046	2,645,693	108,660	—	2,895,399
Charge for the year	28,034	846,931	34,824	—	909,789
Written back on disposals	(8,330)	(53,173)	(4,613)	—	(66,116)
End of year	160,750	3,439,451	138,871	—	3,739,072
Net book value					
End of year	958,077	9,681,845	192,629	3,887,299	14,719,850
Beginning of year	1,063,186	8,510,734	184,259	1,931,121	11,689,300

	Company				
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Year ended 31 December 2000					
Cost or valuation (note i)					
Beginning of year	1,179,414	11,153,335	286,117	716,664	13,335,530
Addition	45,078	22,161	12,980	1,344,156	1,424,375
Acquisitions	13,209	846,410	7,828	—	867,447
Disposals	(403,097)	(108,769)	(10,838)	—	(522,704)
Transfer in/(out)	250,900	1,203,533	23,342	(1,477,775)	—
End of year	1,085,504	13,116,670	319,429	583,045	15,104,648
Accumulated depreciation					
Beginning of year	141,046	2,645,693	108,660	—	2,895,399
Charge for the year	28,034	846,931	34,824	—	909,789
Written back on disposals	(8,330)	(53,173)	(4,613)	—	(66,116)
End of year	160,750	3,439,451	138,871	—	3,739,072
Net book value					
End of year	924,754	9,677,219	180,558	583,045	11,365,576
Beginning of year	1,038,368	8,507,642	177,457	716,664	10,440,131

(note i): Property, plant and equipment of approximately Rmb5,934 million represents fixed assets of the original four power plants during the formation of the Company, which are recorded at appraised value as the date of formation of the Company conducted by an independent valuer.

4. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Company and its subsidiaries				
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Year ended 31 December 2001					
Cost or valuation (note i)					
Beginning of year	1,118,827	13,121,296	331,500	3,887,299	18,458,922
Addition	18,136	1,577	25,179	3,574,168	3,619,060
Acquisitions	170	—	1,415	15,340	16,925
Disposals	(116,845)	(74,747)	(7,896)	—	(199,488)
Transfer in/(out)	742,965	2,884,199	91,336	(3,718,500)	—
End of year	1,763,253	15,932,325	441,534	3,758,307	21,895,419
Accumulated depreciation					
Beginning of year	160,750	3,439,451	138,871	—	3,739,072
Charge for the year	15,708	1,034,041	37,992	—	1,087,741
Written back on disposals	(516)	(35,860)	(4,413)	—	(40,789)
End of year	175,942	4,437,632	172,450	—	4,786,024
Net book value					
End of year	1,587,311	11,494,693	269,084	3,758,307	17,109,395
Beginning of year	958,077	9,681,845	192,629	3,887,299	14,719,850

	Company				
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Year ended 31 December 2001					
Cost or valuation (note i)					
Beginning of year	1,085,504	13,116,670	319,429	583,045	15,104,648
Addition	5,073	397	16,011	880,437	901,918
Disposals	(116,845)	(74,747)	(7,896)	—	(199,488)
Transfer in/(out)	181,847	1,186,249	21,066	(1,389,162)	—
End of year	1,155,579	14,228,569	348,610	74,320	15,807,078
Accumulated depreciation					
Beginning of year	160,750	3,439,451	138,871	—	3,739,072
Charge for the year	12,457	1,031,389	32,181	—	1,076,027
Written back on disposals	(516)	(35,860)	(4,413)	—	(40,789)
End of year	172,691	4,434,980	166,639	—	4,774,310
Net book value					
End of year	982,888	9,793,589	181,971	74,320	11,032,768
Beginning of year	924,754	9,677,219	180,558	583,045	11,365,576

(note i): Property, plant and equipment of approximately Rmb5,734 million represents fixed assets of the original four power plants during the formation of the Company, which are recorded at appraised value as the date of formation of the Company conducted by an independent valuer.

4. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Company and its subsidiaries				
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Year ended 31 December 2002					
Cost or valuation (note i)					
Beginning of year	1,763,253	15,932,325	441,534	3,758,307	21,895,419
Addition	26,864	11,307	32,266	5,154,730	5,225,167
Disposals	(26,435)	(132,440)	(16,745)	—	(175,620)
Transfer in/(out)	112,483	2,055,389	46,909	(2,214,781)	—
End of year	1,876,165	17,866,581	503,964	6,698,256	26,944,966
Accumulated depreciation					
Beginning of year	175,942	4,437,632	172,450	—	4,786,024
Charge for the year	15,835	1,335,828	42,036	—	1,393,699
Written back on disposals	(83)	(77,849)	(13,477)	—	(91,409)
End of year	191,694	5,695,611	201,009	—	6,088,314
Net book value					
End of year	1,684,471	12,170,970	302,955	6,698,256	20,856,652
Beginning of year	1,587,311	11,494,693	269,084	3,758,307	17,109,395

	Company				
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Year ended 31 December 2002					
Cost or valuation (note i)					
Beginning of year	1,155,579	14,228,569	348,610	74,320	15,807,078
Addition	5,460	9,455	11,109	454,232	480,256
Disposals	(361)	(132,440)	(16,162)	—	(148,963)
Transfer in/(out)	35,378	158,886	28,488	(222,752)	—
End of year	1,196,056	14,264,470	372,045	305,800	16,138,371
Accumulated depreciation					
Beginning of year	172,691	4,434,980	166,639	—	4,774,310
Charge for the year	13,350	1,081,610	36,495	—	1,131,455
Written back on disposals	(83)	(79,074)	(12,943)	—	(92,100)
End of year	185,958	5,437,516	190,191	—	5,813,665
Net book value					
End of year	1,010,098	8,826,954	181,854	305,800	10,324,706
Beginning of year	982,888	9,793,589	181,971	74,320	11,032,768

(note i): Property, plant and equipment of approximately Rmb5,585 million represents fixed assets of the original four power plants during the formation of the Company, which are recorded at appraised value as the date of formation of the Company conducted by an independent valuer.

4. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

For the year end 31 December 2002 the interest rates on the loans for which interest has been capitalised varies from 2.88% to 6.21% (2001 - 3.00% to 7.08%, 2000 - 1.00% to 7.08%) per annum.

A valuation of the Company's property, plant and equipment was carried out during 1997 by independent valuers. The revaluation was done based on depreciated replacement costs. The revaluation surplus was credited to capital reserve in shareholder's equity.

5. INVESTMENTS IN SUBSIDIARIES

	Company		
	2000	2001	2002
	'000	'000	'000
At beginning of year	661,275	1,067,135	1,327,554
Additions	405,860	275,610	958,073
Share of results after tax	—	(15,191)	(99,135)
Dividends	—	—	(2,032)
At end of year	1,067,135	1,327,554	2,184,460

6. INVESTMENTS IN ASSOCIATES

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
At beginning of year	—	30,000	33,913
Additions	30,000	—	102,939
Share of results after tax	—	3,913	5,499
At end of year	30,000	33,913	142,351

The additions in 2002 mainly represent the Company's investments in various projects in Yunan Province, Beijing City and Tianjin City.

As at 31 December 2000, 2001 and 2002, the Company's subsidiaries had no investment in associates.

7. INVESTMENTS

(i) Available-for-sale investments

Available-for-sale investments of the Company and its subsidiaries mainly comprised a 16% equity investment (unlisted) in NCPG Finance Company Ltd. held by the Company. NCPG Finance Company Ltd. is a non-bank financial institution providing financing services to entities controlled by NCPGC.

These investments do not have a quoted market price in an active market. In addition, the principal activities of these investees are to provide services exclusively to their shareholders and their affiliates. Based upon the limited forecast financial information regarding these investments available to the Company, the directors are of the opinion that there are no appropriate methods to reliably measure their fair values. Accordingly, these investments are stated at cost and are subject to review for impairment loss.

There were no disposals nor provisions for impairment on available-for-sale investments for the years ended 31 December 2000, 2001 and 2002.

7. INVESTMENTS (CONT'D)

(ii) Investments held for trading

Government bonds that are acquired for the purpose of generating a profit from short-term fluctuations in price are classified as investments held for trading and are stated at fair value. The fair value is determined based on quoted market prices at the balance sheet dates. The gains or losses arising from changes in the fair value subsequent to initial recognition are included as income or expenses for the period.

8. GOODWILL

Goodwill arose from the Company's acquisition of Zhang Jia Kou Power Plant Unit 2 in 2000 and is amortised over 10 years.

	Company and its subsidiaries		
	2000	**2001**	**2002**
	'000	'000	'000
Cost			
Beginning of year	—	57,363	57,363
Addition	57,363	—	—
End of year	57,363	57,363	57,363
Accumulated amortisation			
Beginning of year	—	(1,434)	(7,026)
Charge for the year	(1,434)	(5,592)	(5,592)
End of year	(1,434)	(7,026)	(12,618)
Net book value			
End of year	55,929	50,337	44,745
Beginning of year	—	55,929	50,337

The amortisation cost is included in other operating costs in the financial statements.

As at 31 December 2000, 2001 and 2002, there was no goodwill in the subsidiaries' accounts.

9. DEFERRED HOUSING BENEFITS

Pursuant to the "Proposal on Further Reform of Housing Policy in Urban Areas" of the State and the implementation schemes for staff quarters issued by the relevant provincial and municipal governments, the Company and its subsidiaries have finalised a scheme for selling staff quarters in 1999.

Under the scheme, the Company and its subsidiaries provide housing benefits to its staff to buy staff quarters from the Company and its subsidiaries at preferential prices. The offer price is calculated based on their length of service and position pursuant to the prevailing local regulations. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. The housing benefits are amortised over the remaining average service life of the relevant employees. The estimated housing benefits are expected to benefit the Company and its subsidiaries over ten years, which is the estimated remaining average service life of the relevant employees.

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Cost			
Beginning of year	—	272,018	342,837
Addition	272,018	70,819	—
End of year	272,018	342,837	342,837
Accumulated amortisation			
Beginning of year	—	(42,500)	(81,542)
Charge for the year	(42,500)	(39,042)	(37,216)
End of year	(42,500)	(81,542)	(118,758)
Net book value			
End of year	229,518	261,295	224,079
Beginning of year	—	229,518	261,295

As at 31 December 2000, 2001 and 2002, there was no deferred housing benefit in subsidiaries' accounts.

10. INVENTORIES

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Fuel	85,804	90,705	108,985
Spare parts and consumable supplies	171,896	168,309	193,123
	257,700	259,014	302,108

	Company		
	2000	2001	2002
	'000	'000	'000
Fuel	85,804	62,678	90,165
Spare parts and consumable supplies	171,755	167,524	165,548
	257,559	230,202	255,713

As of 31 December 2000, 2001 and 2002, all inventories were carried at cost.

11. SHORT TERM BANK DEPOSITS OVER THREE MONTHS

Short-term bank deposits over three months consist of fixed-term deposits denominated in Rmb, Hong Kong dollars or United States dollars with original maturities ranging from over three months to one year.

The effective interest rates on short-term bank deposits over three months ranged from 1.98% to 2.24% (2001 - 2.16% to 5.07%, 2000 - 1.80% to 6.81%), and these deposits have an average maturity of 82 days (2001 - 117 days, 2000 - 79 days).

12. CASH AND CASH EQUIVALENTS

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Cash at bank and in hand	227,906	673,122	1,324,416
Short-term bank deposits	980,000	600,000	1,025,588
	1,207,906	1,273,122	2,350,004

	Company		
	2000	2001	2002
	'000	'000	'000
Cash at bank and in hand	162,273	634,571	1,274,011
Short-term bank deposits	980,000	600,000	1,025,588
	1,142,273	1,234,571	2,299,599

The effective interest rates on short-term bank deposits were ranging from 0.44% to 0.72% (2001 - 0.44% to 0.99%, 2000 - 0.99% to 2.16%) and these deposits have an average maturity of 25 days (2001 - 4 days, 2000 - 46 days).

13. SHARE CAPITAL

As at 31 December 2000, 2001 and 2002, the authorised share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1 each. The issued and fully paid up share capital of the Company as at 31 December 2000, 2001 and 2002 was as follows:

	Number of shares	Share capital	Share interest percentage
	'000	Rmb '000	%
Domestic Shares	3,732,180	3,732,180	72.29
H Shares	1,430,669	1,430,669	27.71
	5,162,849	5,162,849	100.00

Domestic shares are non-listed promoter shares subscribed by promoters in Rmb.

H-shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997.

Domestic shares and H shares rank pari passu with each other and in particular will rank in full for all dividends or distributions declared and paid.

(All amounts expressed in Rmb unless otherwise stated)

14. RESERVES

(a) Capital reserve

Capital reserve comprises the revaluation surplus, the difference between the nominal amount of the domestic shares issued and the fair value of the net assets injected to the Company during its formation and also proceeds from the issuance of H Shares in excess of their par value, net of expenses related to the issuance of the shares in 1997.

(b) Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional.

The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the reserve after such issue is not less than 25% of share capital. The statutory surplus reserve is non-distributable.

(c) Statutory public welfare fund

In accordance with the Company's articles of association, 10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation.

Pursuant to document Cai Kuai Zi [1995] 14 issued by the Ministry of Finance of the PRC ("MOF"), when the Company purchases staff quarters, a transfer of the amount used to purchase such quarters should be made from the statutory public welfare fund to the statutory surplus reserve. For the year ended 31 December 2000, approximately Rmb130,532,000 were transferred from statutory public welfare fund to the statutory surplus reserve. In accordance with document Cai Kuai [2001] 5, the document was abolished starting from 2001.

Pursuant to the PRC Accounting System for Business Enterprises, effective in 2001, statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For year end 31 December 2002, approximately Rmb49,103,000 (2001- Rmb114,758,000) of the statutory public welfare fund was transferred out to discretionary surplus reserve.

(d) Discretionary surplus reserve

In accordance with the Company's articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting.

For the year ended 31 December 2002, no appropriation of profit (2001 - Rmb258,331,000, 2000 - Rmb583,955,000) to the discretionary surplus reserve was made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at the next general meeting.

The discretionary surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them. The discretionary surplus reserve is distributable.

14. RESERVES (CONT'D)

(e) Restricted reserve

Pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5 issued by MOF, deferred housing benefits for staff quarters sold that were approved by the government before the effective date of Cai Qi [2000] 295, i.e. 6 September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb258,881,000 which represented the remaining deferred housing benefits balance in relation to staff quarters sold approved by the government before 6 September 2000 has been directly deducted from the statutory public welfare fund under PRC accounting standards and regulations ("PRC GAAP"). For financial statements prepared in accordance with IFRS, the deferred housing benefits are amortised over the estimated average service lives of the relevant employees (see Note 9 above). To reflect the reduction of the statutory public welfare fund, an amount equivalent to the corresponding deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period is transferred from the restricted reserve to retained earnings. For the year ended 31 December 2002, approximately Rmb32,360,000 (2001 - Rmb32,360,000, 2000 - Nil) had been transferred out from this restricted reserve.

(f) Basis for profit appropriations

In accordance with document Cai Kuai Zi [1995] 31 issued by MOF, appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the PRC GAAP.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and those reported in accordance with IFRS after deducting current year's appropriations to other reserves. As at 31 December 2002, the amount of retained earnings as determined under IFRS was less than that determined under PRC GAAP by approximately Rmb146 million (2001 - Rmb39 million), while the difference between the two amounts as at 31 December 2000 was not material.

The profit attributable to shareholders for the year ended 31 December 2002 includes a profit of approximately Rmb1,406,801,000 (2001 - Rmb1,389,345,000, 2000 - Rmb1,375,300,000) that has been dealt with in the accounts of the Company.

15. LONG-TERM LOANS

Long-term loans include the long-term bank loans, long-term loan payable to NCPGC and other long-term loans as follows:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Long-term bank loans (a)	4,554,824	5,993,310	6,892,252
Long-term loan payable to NCPGC (b)	11,320	5,660	—
Other long-term loans (c)	322,599	590,450	1,773,790
	4,888,743	6,589,420	8,666,042
Less: Amounts due within one year included under current liabilities	(261,647)	(360,356)	(540,953)
	4,627,096	6,229,064	8,125,089

15. LONG-TERM LOANS (CONT'D)

	Company		
	2000	2001	2002
	'000	'000	'000
Long-term bank loans	3,298,742	2,966,000	2,304,000
Long-term loan payable to NCPGC	11,320	5,660	—
	3,310,062	2,971,660	2,304,000
Less: Amounts due within one year included under current liabilities	(209,660)	(196,660)	(182,000)
	3,100,402	2,775,000	2,122,000

(a) Long-term bank loans

As at 31 December 2002, approximately Rmb438 million (2001 and 2000 - Nil) of long-term bank loans were denominated in USD and the other long-term loans were denominated in Rmb. All the long-term bank loans were unsecured and bear interest at rates ranging from 2.88% to 6.21% (2001 - 6.21%, 2000 - 6.21% to 6.57%) per annum. Approximately Rmb2,195 million (2001 - Rmb2,656 million, 2000 - Rmb2,650 million) of the Company's loans were guaranteed by NCPGC. Approximately Rmb1,470 million (2001 - Rmb877 million, 2000 - Rmb387 million) of the loans of the subsidiaries were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

The long-term bank loans, as summarised below, were drawn to finance the construction of electric utility plants:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Amount repayable			
Within one year	204,000	311,000	422,000
Between one to two years	341,000	482,000	662,830
Between two to five years	1,674,082	2,402,501	3,081,142
Over five years	2,335,742	2,797,809	2,726,280
	4,554,824	5,993,310	6,892,252

	Company		
	2000	2001	2002
	'000	'000	'000
Amount repayable			
Within one year	204,000	191,000	182,000
Between one to two years	221,000	242,000	254,000
Between two to five years	729,000	747,000	785,000
Over five years	2,144,742	1,786,000	1,083,000
	3,298,742	2,966,000	2,304,000

15. LONG-TERM LOANS (CONT'D)

(b) Long-term loan payable to NCPGC

The long-term loan payable to NCPGC was denominated in Rmb, unsecured and non-interest bearing. The loan, as summarised below, was drawn to finance the construction of electricity plants:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Amount repayable			
Within one year	5,660	5,660	—
Between one to two years	5,660	—	—
	11,320	5,660	—

As at 31 December 2000, 2001 and 2002, the Company's subsidiaries had no long-term loan payable to NCPGC.

(c) Other long-term loans

Other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on lent to the Company's subsidiary, Datang Tuoketuo, for the construction of electricity plants. The maturity of these loans were as follows:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Amount repayable			
Within one year	51,987	43,696	118,953
Between one to two years	—	152,746	94,960
Between two to five years	270,612	394,008	320,303
Over five years	—	—	1,239,574
	322,599	590,450	1,773,790

All these loans were denominated in USD and unsecured. Approximately Rmb10 million of these loans bear interest at a rate of 3.00%, and the other long-term loans bear interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 2.12% to 2.13% per annum during the year ended 31 December 2002 (2001 - 4.01% to 7.08%, 2000 - 6.39% to 7.08%). In accordance with a guarantee agreement between NCPGC and MOF, NCPGC agreed to guarantee 60% of the loan balances. As at 31 December 2002, approximately Rmb1,058 million (2001 - Rmb348 million, 2000 - Rmb194 million) of the loans were guaranteed by NCPGC, while the Company providing counter-guarantee to NCPGC.

16. SHORT-TERM LOANS

Short-term loans, as summarised below, were drawn by the Company's subsidiaries for the construction of electricity plants:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Short-term bank loans	—	188,000	—
Short-term loan payable to NCPG Finance Company Ltd.	190,000	53,120	316,000
	190,000	241,120	316,000

As at 31 December 2002, all short-term loans were denominated in Rmb, unsecured and bear interest at rates ranging from 3.99% to 5.85% (2001 - 5.85%, 2000 - 5.58%) per annum. Short-term loans payable to NCPG Finance Company Ltd. of approximately Rmb12,300,000 (2001 - Rmb53,120,000, 2000 - Rmb48,000,000), Rmb11,400,000 (2001 and 2000 - Nil) and Rmb20,500,000 (2001 and 2000 - Nil) were guaranteed by Inner Mongolia Mengdian Huaneng Power Generation Company Limited ("IMPC") , Tianjin Jinneng Investment Company and Beijing International Power Development and Investment Company respectively, representing the share of loans attributable to these minority shareholders.

As at 31 December 2000, 2001 and 2002, there was no short-term loans in the Company's accounts.

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprised:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Construction costs and deposits payable to contractors	489,404	835,982	983,337
Fuel and material costs payable	318,675	283,145	335,281
Salary and welfare payable	147,163	127,236	111,883
Government grants	74,589	94,588	118,928
Interest rate swap liability	—	—	215,286
Others	129,455	157,237	121,673
	1,159,286	1,498,188	1,886,388

	Company		
	2000	2001	2002
	'000	'000	'000
Construction costs and deposits payable to contractors	301,600	429,378	187,986
Fuel and material costs payable	318,630	280,703	288,785
Salary and welfare payable	147,013	126,699	101,900
Government grants	74,589	94,588	118,928
Others	119,577	124,009	99,585
	961,409	1,055,377	797,184

(All amounts expressed in Rmb unless otherwise stated)

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (CONT'D)

The Company received government grants from local environmental protection authorities for undertaking approved environmental protection projects. As at 31 December 2000, 2001 and 2002, the Company has not recognised any income from government grants as no cost has been incurred in connection with projects related to the government grants.

As at 31 December 2000, 2001 and 2002, other than certain deposits for construction, which were due between one and two years, substantially all accounts payable were due within one year.

As at 31 December 2002, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was USD214,195,000, and the fixed rate and floating rate were 5.15% and 1.92% (LIBOR offered by British Bankers' Association at 11 July 2002), respectively.

18. RETIREMENT AND STAFF HOUSING BENEFITS

Retirement benefits

The Company and its subsidiaries are required to make specific contributions to the state-sponsored retirement plan at a rate of 19% to 20% (2001 - 19%, 2000 - 18%) of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates.

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees of the Company and its subsidiaries have to make a specified contribution based on the number of working years of the employees, and the Company and its subsidiaries are required to make a contribution equal to twice the staff's contributions. Moreover, the Company and its subsidiaries may, at their discretion, provide additional contributions to the retirement fund depending on the operating results of the year. The employees will receive the total contributions, and any returns thereon, upon retirement.

The total retirement cost incurred by the Company and its subsidiaries during the year ended 31 December 2002 pursuant to these arrangements amounted to approximately Rmb126,890,000 (2001 - Rmb114,084,000, 2000 - Rmb108,345,000).

Housing benefits

As discussed in Note 9 above, the Company and its subsidiaries sell staff quarters to their employees at preferential prices. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. Amortisation of the deferred housing benefits for the year ended 31 December 2002 amounted to approximately Rmb37,216,000 (2001 - Rmb39,042,000, 2000 - Rmb42,500,000).

In addition, in accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at rate ranging from 8% to 10% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company and its subsidiaries' contributions out of their salary. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company and its subsidiaries have no further obligations for housing benefits beyond the above contributions made. For the year ended 31 December 2002, the Company and its subsidiaries provided approximately Rmb15,996,000 (2001 - Rmb12,853,000, 2000 - Rmb12,141,000) to the fund.

19. OPERATING PROFIT

Operating profit was determined after charging (crediting) the following:

	2000	2001	2002
	'000	'000	'000
Loss on disposals of property, plant and equipment	58,699	41,899	74,606
Amortisation of goodwill	1,434	5,592	5,592
Personnel expenses			
- Wages	136,064	204,611	235,868
- Retirement benefits	108,345	113,187	121,797
- Staff housing benefits	54,641	51,775	52,418
- Other staff costs	74,137	94,225	134,431
Depreciation, including	909,789	1,087,741	1,393,699
- Capitalised as construction-in-progress	—	9,504	4,715
- Included as operating expenses	904,356	1,071,866	1,382,613
- Included as other operating expenses	5,433	6,371	6,371
Auditors' remuneration	5,000	5,300	5,976
Cost of inventories			
- Fuel	1,686,775	1,954,115	2,556,173
- Spare parts and consumable supplies	38,912	46,233	48,929
Operating lease			
- Buildings	15,103	15,340	14,622
Dividend income	(6,646)	(5,479)	(7,494)
Profit on sales of investments held for trading	—	(5,232)	(15,300)
Receivable			
- Impairment charge for bad and doubtful debt	—	8,669	4,407

20. FINANCE COSTS

	2000	2001	2002
	'000	'000	'000
Interest expense on:			
Short-term bank loans	13,683	17,523	7,133
Short-term loans payable to NCPG Finance Co Ltd.	1,096	12,806	14,503
Long-term bank loans			
- wholly repayable within five years	17,085	12,731	20,536
- repayable beyond five years	189,531	276,217	351,611
Loans payable to shareholders			
- wholly repayable within five years	4,460	—	—
Other long-term loans			
- wholly repayable within five years	51,987	32,027	—
- repayable beyond five years	—	—	33,079
	277,842	351,304	426,862
Less: amount capitalised in property, plant and equipment	(138,145)	(251,884)	(144,384)
	139,697	99,420	282,478
Exchange loss/(gain), net	4,946	554	(557)
Fair value loss on an interest rate swap (Note a)	—	—	240,224
	144,643	99,974	522,145

(a) To economic hedge against its interest rate risk on long-term loans, Datang Tuoketuo has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is charged or credited to the income statement.

21. TAXATION

	2000	2001	2002
	'000	'000	'000
Current tax	692,257	691,552	764,130
Deferred tax	—	22,940	(91,974)
	692,257	714,492	672,156

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

21. TAXATION (CONT'D)

(a) The taxation of the Company and its subsidiaries differs from the theoretical amount that would arise by the statutory tax rate of 33% in the PRC. The reconciliation is shown as follows:

	2000	2001	2002
	'000	'000	'000
Profit before taxation	2,070,557	2,146,161	2,010,226
Tax computed at the statutory tax rate of 33%	683,284	708,233	663,375
Add: Tax effect of non-tax deductible items	11,973	6,259	8,781
Tax charge	695,257	714,492	672,156

(b) The movement in deferred tax assets and liabilities during the years is as follows:

	Company and its subsidiaries			
Deferred tax assets	**Preliminary expenses and others**	**Depreciation difference**	**Fair value loss on interest rate swap**	**Total**
	'000	'000	'000	'000
At 1 January 2001	—	—	—	—
Current addition	10,630	—	—	10,630
At 31 December 2001	10,630	—	—	10,630
Current addition	7,006	2,579	79,274	88,859
At 31 December 2002	17,636	2,579	79,274	99,489

	Company and its subsidiaries		
Deferred tax liabilities	**Deferred housing benefits**	**Capitalisation of borrowing costs**	**Total**
	'000	'000	'000
At 1 January 2001	—	—	—
Current addition	9,576	23,994	33,570
At 31 December 2001	9,576	23,994	33,570
Current reduction	(1,368)	(1,079)	(2,447)
At 31 December 2002	8,208	22,915	31,123

21. TAXATION (CONT'D)

(b) The movement in deferred tax assets and liabilities during the years is as follows (cont'd):

As at 31 December 2001 and 2002, there was no deferred tax assets in the Company's accounts.

As at 31 December 2001 and 2002, the deferred tax liabilities of the Company mainly reflected the tax consequence of the deferred housing benefits and the movements are listed below:

Deferred tax liabilities (Deferred housing benefits)	Company
	'000
At 1 January 2001	—
Current addition	9,576
At 31 December 2001	9,576
Current reduction	(1,368)
At 31 December 2002	8,208

As of 31 December 2001 and 2002, most of the deferred tax assets and deferred tax liabilities will be reversed and settled after more than 12 months.

22. RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries are as follows:

Name of related parties	Nature of relationship
NCPGC	Majority shareholder
NCEPR	Associate
NCPG Finance Company Ltd.	Affiliate of NCPGC
Tianjin Jinneng Investment Company	Shareholder
Beijing International Power Development and Investment Company	Shareholder
IMPC	Minority shareholder of Datang Tuoketuo
Shanxi Electric Construction Company	Affiliate of NCPGC
Beijing Electric Construction Company	Affiliate of NCPGC
Tianjin Electric Construction Company	Affiliate of NCPGC
Beijing Electric Equipment Plant	Affiliate of NCPGC

22. RELATED PARTY TRANSACTIONS (CONT'D)

(a) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the years:

	Notes	2000 '000	2001 '000	2002 '000
Tariff revenue from NCPGC	(i)	5,694,195	6,550,620	8,017,912
Management fee to NCPGC	(ii)	20,751	24,297	30,165
Fuel service fee to divisions and affiliates of NCPGC	(ii)	22,873	23,909	34,800
Ash disposal fee to divisions and affiliates of NCPGC	(ii)	82,209	75,861	86,392
Rental fee to NCPGC	(ii)	9,700	8,494	7,229
Technical supervision, assistance and testing service fee to an associate	b	—	22,104	32,569
Interest income from NCPG Finance Company Ltd.	c	2,324	2,462	3,177
Interest expenses to NCPG Finance Company Ltd.	d	5,556	12,806	14,503
Dividend income from NCPG Finance Company Ltd.		6,646	5,479	7,107
Construction and equipment costs charged by affiliates of NCPGC	e	698,660	763,171	1,024,526

(i) All of the Company and its subsidiaries' sales of on-grid electricity for the years were made to NCPGC.

Pursuant to the Power Purchase Agreement dated 5 August 1996, the Company is required to sell its entire net generation of electricity to NCPGC at an approved tariff rate as determined based on a regulatory process.

(ii) The Company has entered into a number of agreements with NCPGC and its affiliates. Details of the major agreements are as follows:

Name of agreement	***Services to be provided by NCPGC***	***Pricing policy***
Production and Construction Management Services Agreement	Management services in relation to the production and construction of electric utility plants	Management fee at Rmb0.001/KWh of on-grid electricity
Fuel Supply Agreement	Fuel purchase, delivery and technical assistance services	Fuel service fee at 1% to 3% of the cost of coal purchased
Ash Disposal Agreement	Disposal of all ash generated by the Company's power plants	Ash disposal fee computed based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs
Building Lease Agreement	Lease of buildings located at the sites of the Company's power plants totalling 141,671 (2001 - 141,671, 2000 - 214,756) square metres	Annual rental fee of approximately Rmb7 million (2001 - Rmb7 million, 2000 - Rmb9.7 million)

(All amounts expressed in Rmb unless otherwise stated)

22. RELATED PARTY TRANSACTIONS (CONT'D)

(b) NCEPR provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(c) As at 31 December 2002, cash and cash equivalents of approximately Rmb49,090,000 (2001 - Rmb48,875,000, 2000 - Rmb62,790,000) were deposited with NCPG Finance Company Ltd. at the prevailing market interest rate of 0.72% (2001 and 2000 - 0.99%).

(d) As discussed in Notes 15 and 16 above, NCPGC and the minority shareholders had provided guarantees for the Company and its subsidiaries' loans totalling approximately Rmb4,767 million as at 31 December 2002 (2001 - Rmb3,934 million, 2000 - Rmb3,279 million). In addition, as discussed in Notes 15 and 16 above, the Company and its subsidiaries had loans payable to NCPGC and NCPG Finance Company Ltd. totalling approximately Rmb316,000,000 as at 31 December 2002 (2001 - Rmb58,780,000, 2000 - Rmb201,320,000).

(e) The majority of the construction works of Datang Tuoketuo, Datang Panshan, Datang Tangshan, Datang Pingwang and Datang Shentou were carried out respectively by Shanxi Electric Construction Company, Beijing Electric Construction Company and Tianjin Electric Construction Company. In addition, Beijing Electric Equipment Plant supplied certain electric equipment for the construction work of Datang Tuoketuo and Datang Tangshan. The total contracted amount related to these construction works was approximately Rmb2.4 billion (2001 and 2000 - Rmb2 billion).

As at 31 December 2002, balances due to these related contractors amounted to approximately Rmb160,004,000 (2001 - Rmb74,540,000, 2000 - Rmb64,470,000) and were included in accounts payable.

(f) In addition to the transactions identified above, there are related companies owned/managed by certain management personnel of the Company and its subsidiaries, which provided property management, cleaning, transportation and other services of approximately Rmb56,015,000 (2001 - Rmb39,289,000, 2000 - Rmb34,478,000) to the Company and its subsidiaries. As at 31 December 2002, the balance due from and due to these companies amounted to approximately Rmb1,210,000 (2001 - Rmb2,177,000, 2000 - nil) and Rmb1,733,000 (2001 - Rmb262,000, 2000 - Rmb4,590,000), respectively, and were included in other receivables and accounts payable.

(g) The balance due from NCPGC of both the Company and its subsidiaries mainly represents the receivable from NCPGC for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreement. As at 31 December 2000, 2001 and 2002, all tariff revenues receivable from NCPGC were due within one month.

(h) Apart from the above the related party transaction, the Company has also entered into numerous transactions with other state-owned enterprises to which the exception in IAS 24, Related Party Disclosures, applies.

23. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(a) Details of directors' and supervisors' emoluments were:

	2000	2001	2002
	'000	'000	'000
Fees for executive directors, non-executive directors and supervisors .	—	—	—
Other emoluments for executive directors			
- basic salaries and allowances	482	216	304
- bonus	292	202	292
- retirement benefits	194	113	208
Other emoluments for non-executive directors	729	780	1,014
Other emoluments for supervisors	324	291	390

In addition, directors' and senior executives' special bonuses of approximately Rmb1,375,300 were provided for during the years ended 31 December 2000 and 2001 respectively. No special bonus of this kind was provided for in 2002.

No director had waived or agreed to waive any emoluments during the years ended 31 December 2000, 2001 and 2002.

(b) Details of emoluments paid to the five highest paid individuals including directors and senior management were:

	2000	2001	2002
	'000	'000	'000
Basic salaries and allowances	367	426	490
Bonus	223	254	305
Retirement benefits	148	163	210

For the year ended 31 December 2000, 2001 and 2002, no emoluments were paid to directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

For the year ended 31 December 2000, 2001 and 2002, the annual emoluments paid to each of the directors, supervisors and the five highest paid individuals did not exceed Rmb1,000,000.

24. DIVIDENDS

On 6 March 2001, the Board of Directors proposed a dividend of Rmb0.10 per share, totalling approximately Rmb516,285,000, for the year ended 31 December 2000. The proposed dividends distribution was approved by the shareholders in the general meeting dated 29 April 2001.

On 5 March 2002, the Board of Directors proposed a dividend of Rmb0.17 per share, totalling approximately Rmb877,684,000 for the year ended 31 December 2001. The proposed dividends distribution was approved by the shareholders in the general meeting dated 23 April 2002.

On 3 March 2003, the Board of Directors proposed a dividend of Rmb0.12 per share, totalling approximately Rmb619,542,000 for the year ended 31 December 2002. The proposed dividends distribution is subject to the shareholders' approval in their general meeting.

25. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of earnings per share for the year ended 31 December 2002 was based on the net profit of approximately Rmb1,404,612,000 (2001 - Rmb1,438,060,000, 2000 - Rmb1,375,300,000) and on the weighted average number of 5,162,849,000 shares (2001 and 2000 - 5,162,849,000 shares) in issue during the year.

Proposed dividends per share for the year ended 31 December 2002 were calculated based on the proposed dividends of approximately Rmb619,542,000 (2001 - Rmb877,684,000, 2000 - Rmb516,285,000) divided by the number of 5,162,849,000 shares (2001 and 2000 - 5,162,849,000 shares) in issue as at 31 December 2002.

No diluted earnings per share has been presented as there were no dilutive potential ordinary shares outstanding for the years ended 31 December 2000, 2001 and 2002.

26. NOTES TO STATEMENT OF CASH FLOWS

(a) Reconciliation of profit before taxation to cash generated from operations

	2000	2001	2002
	'000	'000	'000
Profit before taxation	2,070,557	2,146,161	2,010,226
Adjustments for:			
Depreciation of property, plant and equipment	909,789	1,078,237	1,388,984
Fair value loss on financial instrument	—	—	240,224
Amortisation of goodwill	1,434	5,592	5,592
Amortisation of staff housing benefits	42,500	39,042	37,216
Loss on disposals of property, plant and equipment	58,699	41,899	74,606
Gain on disposals of investments held for trading	—	(5,232)	(15,300)
Interest income	(171,698)	(144,507)	(89,314)
Interest expenses	139,697	99,420	282,478
Dividend income	(6,646)	(5,479)	(7,494)
Share of profit from an associate	—	(3,913)	(5,499)
Operating profit before working capital changes	3,044,332	3,251,220	3,921,719
(Increase) decrease in current assets:			
Inventories	(18,945)	12,898	(43,094)
Other receivables and current assets	7,213	(10,331)	20,061
Due from a shareholder	(111,598)	(127,250)	(318,527)
Increase (decrease) in current liabilities:			
Accounts payable and accrued liabilities	206,257	1,969	56,022
Taxes payable	19,356	(7,299)	40,168
Cash provided by operations	3,146,615	3,121,207	3,676,349

26. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(b) Acquisition of Datang Shentou and Datang Pingwang

(i) Datang Shentou

	2001
	'000
Cash and cash equivalents	1,204
Inventories and other current assets	8,723
Property, plant and equipment	10,278
Accounts payable and accrued liabilities	(205)
Minority interest	(8,000)
Purchase price	12,000
Less: cash and cash equivalents	(1,204)
Net cash outflow	10,796

(ii) Datang Pingwang

	2001
	'000
Cash and cash equivalents	4,282
Inventories and other current assets	3,018
Property, plant and equipment	6,647
Accounts payable and accrued liabilities	(3,947)
Minority interest	(2,000)
Purchase price	8,000
Less: cash and cash equivalents	(4,282)
Net cash outflow	3,718
Total net cash outflow of acquisition of Datang Shentou and Datang Pingwang	14,514

(c) Acquisition of Huaze Hydropower

	2000
	'000
Cash and cash equivalents	1,954
Inventories and other current assets	8,247
Property, plant and equipment	103,359
Accounts payable and accrued liabilities	(58,968)
Minority interest	(1,092)
Purchase price	53,500
Less: cash and cash equivalents	(1,954)
Net cash outflow	51,546

26. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(d) Acquisition of Zhang Jia Kou Power Plant Unit 2

	2000
	'000
Cash and cash equivalents	105,955
Prepayments and other receivables	3,341
Property, plant and equipment	867,447
Accounts payable and accrued liabilities	(19,412)
Long-term bank loans	(484,694)
Fair value of net assets	472,637
Goodwill	57,363
Purchase price	530,000
Less: cash and cash equivalents	(105,955)
Net cash outflow	424,045

(e) Significant non-cash transactions

The Company and its subsidiaries incurred additional payable of approximately Rmb147 million (2001 - Rmb347 million, 2000 - Rmb245 million) to contractors and equipment suppliers for construction-in-progress during the years ended 31 December 2002.

(f) Undrawn borrowing facilities

The undrawn borrowing facilities in Rmb and USD available to settle the Company and its subsidiaries' capital commitment for construction of electric utility plants amounted to approximately Rmb55,880 million (2001 - Rmb10,930 million, 2000 - Rmb6,538 million) as at 31 December 2002.

The above borrowing facilities as at 31 December 2000, 2001 and 2002 were made available in accordance with the estimated financial requirements of the projects as follows:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Amount to be drawn down:			
Within one year	1,509,588	7,969,748	12,839,498
Between one to two years	2,538,771	1,394,269	1,965,667
Between two to five years	2,490,031	1,566,475	41,074,419
	6,538,390	10,930,492	55,879,584

	Company		
	2000	2001	2002
	'000	'000	'000
Amount to be drawn down:			
Within one year	183,000	5,108,610	9,942,400
Between one to two years	25,610	350,000	—
Between two to five years	1,349,840	999,840	40,000,000
	1,558,450	6,458,450	49,942,400

27. COMMITMENTS

(a) Capital commitments

Capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electric utility plants not provided for in the balance sheets were as follows:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Authorised and contracted for	4,562,631	3,161,708	6,070,345
Authorised but not contracted for	3,088,721	11,699,672	4,869,639
	7,651,352	14,861,380	10,939,984

	Company		
	2000	2001	2002
	'000	'000	'000
Authorised and contracted for	620,750	271,879	139,877
Authorised but not contracted for	177,590	266,779	228,149
	798,340	538,658	368,026

(b) Operating lease commitment

Operating lease commitments extending to November 2016 in relation to buildings were as follows:

	Company and its subsidiaries		
	2000	2001	2002
	'000	'000	'000
Amount repayable			
Within one year	13,350	12,127	12,127
Between one to five years	41,655	41,071	36,161
Over five years	79,386	72,170	64,953
	134,391	125,368	113,241

28. ADDITIONAL FINANCIAL INFORMATION

As at 31 December 2002, net current assets and total assets less current liabilities of the Company and its subsidiaries amounted to approximately Rmb2,028 million (2001 - Rmb3,132 million, 2000 - Rmb2,880 million) and Rmb23,443 million (2001 - Rmb20,645 million, 2000 - Rmb17,961 million) respectively.

29. PRIOR YEAR COMPARATIVES

Certain comparative figures of 2001 and 2000 have been reclassified to conform to the presentation of financial statements for the year ended 31 December 2002.

BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
AS AT 30 JUNE 2002 AND 2003
(Amounts expressed in thousands)

	Notes	30 June 2002 Rmb	30 June 2003 Rmb
ASSETS			
Non-current assets			
Property, plant and equipment, net		19,361,575	22,389,930
Investments in associates		83,653	168,525
Available-for-sale investments		46,920	52,620
Goodwill		47,468	41,731
Deferred housing benefits		265,093	205,386
Deferred tax assets		82,345	136,310
		19,887,054	22,994,502
Current assets			
Inventories		288,804	340,587
Other receivables and current assets		116,801	93,849
Due from NCPGC	8	448,100	923,598
Investments held for trading		206,182	100,000
Short-term bank deposits over three months		3,118,165	836,680
Cash and cash equivalents	8	856,666	3,391,527
		5,034,718	5,686,241
Total assets		24,921,772	28,680,743
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital		5,162,849	5,162,849
Reserves		8,413,136	9,381,121
Total shareholders' equity		13,575,985	14,543,970
Minority interests		684,818	1,013,016
Non-current liabilities			
Long-term loans	8	7,035,268	7,848,948
Deferred tax liabilities		42,932	29,820
		7,078,200	7,878,768
Current liabilities			
Accounts payable and accrued liabilities	3	2,425,697	2,620,018
Short-term loans	8	547,500	1,780,450
Current portion of long-term loans	8	368,974	607,124
Taxes payable		240,598	237,397
		3,582,769	5,244,989
Total liabilities		10,660,969	13,123,757
Total shareholders' equity and liabilities		24,921,772	28,680,743

BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2002 AND 2003
(Amounts expressed in thousands, except per share data)

		Six months ended 30 June	
		2002	**2003**
	Notes	Rmb	Rmb
Operating revenue	4 & 8	3,491,543	4,501,679
Operating costs	8 & 9	(2,473,133)	(3,129,463)
Operating profit		1,018,410	1,372,216
Share of profit of associates		3,718	7,223
Interest income		48,153	24,503
Finance costs	9	(236,584)	(233,700)
Profit before taxation		833,697	1,170,242
Taxation	5	(277,565)	(390,427)
Profit before minority interests		556,132	779,815
Minority interests		45,186	4,418
Net profit		601,318	784,233
Earnings per share — basic (Rmb)	6	0.12	0.15

BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2002 AND 2003
(Amounts expressed in thousands)

	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Retained earnings	Total reserves	Total share-holders' equity
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance as at 1 January 2002	5,162,849	3,653,421	950,988	4,879	2,668,963	226,521	1,184,730	8,689,502	13,852,351
2001 profit appropriations.........	—	—	—	—	258,331	—	(258,331)	—	—
Dividends declared	—	—	—	—	—	—	(877,684)	(877,684)	(877,684)
Net profit	—	—	—	—	—	—	601,318	601,318	601,318
Transfer between reserves...........	—	—	65,693	65,693	480,685	(16,180)	(595,891)	—	—
Balance as at 30 June 2002........	5,162,849	3,653,421	1,016,681	70,572	3,407,979	210,341	54,142	8,413,136	13,575,985
Balance as at 1 January 2003	5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	1,172,605	9,216,430	14,379,279
Dividends declared	—	—	—	—	—	—	(619,542)	(619,542)	(619,542)
Net profit	—	—	—	—	—	—	784,233	784,233	784,233
Transfer between reserves...........	—	—	—	(16,673)	16,673	(16,180)	16,180	—	—
Balance as at 30 June 2003........	5,162,849	3,653,421	1,107,529	95,644	2,993,070	177,981	1,353,476	9,381,121	14,543,970

BEIJING DATANG POWER GENERATION COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2002 AND 2003
(Amounts expressed in thousands)

		Six months ended 30 June	
		2002	**2003**
	Notes	Rmb	Rmb
Net cash from operating activities		502,329	1,230,463
Net cash used in investing activities	9	(2,021,894)	(1,301,554)
Net cash provided by financing activities	9	1,103,109	1,112,614
Net (decrease)/increase in cash and cash equivalents		(416,456)	1,041,523
Cash and cash equivalents, beginning of period		1,273,122	2,350,004
Cash and cash equivalents, end of period		856,666	3,391,527

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

Beijing Datang Power Generation Company Limited (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company and its subsidiaries currently own and operate six coal-fired power plants and one hydropower plant in Hebei Province, Beijing City, Tianjin City and Inner Mongolia Municipality of the PRC. The Company and its subsidiaries' power plants are principally engaged in the generation and sale of electric power to North China Power Group Company ("NCPGC").

The Company holds equity interests in the following subsidiaries and associates, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
		'000		
Subsidiaries				
Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo")	17 November 1995	698,090	60%	Power generation
Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan")	6 August 1997	1,050,791	75%	Power generation
Hebei Huaze Hydropower Development Company Limited	29 July 1998	59,161	90%	Hydropower generation
Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou")	8 December 1998	261,200	60%	Power generation (under construction)
Shanxi Datang Pingwang Thermal Power Company Limited ("Datang Pingwang")	14 July 2000	207,000	80%	Power generation (under construction)
Yunnan Datang Honghe Power Generation Company Limited	27 April 2001	10,000	70%	Power generation (pre-construction)
Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan")	21 February 2002	215,000	80%	Power generation (under construction)
Yunnan Datang Lixianjiang Hydropower Development Company Limited	8 November 2002	10,000	70%	Hydropower generation (under construction)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
		'000		
Associates				
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	30%	Power related technology services
Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng")*	18 August 2001	10,000	55%	Power generation (under construction)
Wenshan Malutang Power Generation Company Limited	19 September 2001	146,600	20%	Hydropower generation (under construction)
Tianjin Dagang Huashi Power Generation Company Limited	5 April 2002	10,000	30%	Power generation (under construction)
Beijing Datang Texin Heat Company Limited	27 April 2002	87,800	49%	Heat transportation (under construction)
Yunnan Datang Nalan Hydropower Development Company Limited ("Datang Nalan")*	30 October 2002	25,000	51%	Hydropower generation (under construction)
Shanxi Datang Niangziguan Power Generation Company Limited ("Datang Niangziguan")*	9 January 2003	2,000	54%	Power generation (pre-construction)
Shanxi Datang Yuncheng Power Generation Company Limited ("Datang Yuncheng")*	28 March 2003	10,000	51%	Power generation (pre-construction)

* Though the Company holds majority equity interests of Datang Liancheng, Datang Nalan, Datang Niangziguan and Datang Yuncheng, it has not obtained majority voting rights of these companies. Therefore, the Company classifies these investees as associates.

2. PRINCIPAL ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements are derived from the unaudited interim financial statements of the Company and its subsidiaries for the six months ended and as at 30 June 2002 and 2003.

The principal accounting policies adopted for the preparation of the condensed consolidated financial statements as at and for the six months ended 30 June 2002 and 2003 are consistent with those adopted for the preparation of the consolidated financial statements as at and for the year ended 31 December 2002.

3. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2002	30 June 2003
	'000	'000
Construction costs and deposits payable to contractors	1,376,861	901,104
Fuel and material costs payables	479,247	531,382
Salary and welfare payable	132,682	172,184
Interest rate swap liability	122,162	283,701
Government grants	99,258	118,928
Dividends payable	—	447,862
Others	215,487	164,857
	2,425,697	2,620,018

As at 30 June 2002 and 2003, substantially all accounts payable were due within one year.

As at 30 June 2003, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was US$214,397,000 (30 June 2002 - US$185,892,000), and the fixed rate and floating rate were 5.15% (2002 - 5.15%) and 1.39% (LIBOR offered by British Bankers' Association at 13 January 2003) (2002 - 1.93%, LIBOR offered by British Bankers' Association at 11 January 2002), respectively.

4. OPERATING REVENUE

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to NCPGC. Operating revenue is billed and recognised upon transmission of electricity to the power grid controlled and owned by NCPGC.

5. TAXATION

	Six months ended 30 June	
	2002	2003
	'000	'000
PRC enterprise income tax		
— Current tax	339,918	428,552
— Deferred tax	(62,353)	(38,125)
	277,565	390,427

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

6. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2003 was based on net profit of approximately Rmb784,233,000 (2002 - Rmb601,318,000) and on the weighted average number of 5,162,849,000 shares outstanding during the period.

No diluted earnings per share have been presented, as there were no dilutive potential ordinary shares outstanding for the six months ended 30 June 2002 and 2003.

(Amounts expressed in Rmb)

7. PROFIT APPROPRIATIONS

Dividends

On 5 March 2002, the Board of Directors proposed a dividend of Rmb0.17 per share, totalling approximately Rmb877,684,000 for the year ended 31 December 2001. The proposed dividends distribution was approved by the shareholders in the general meeting dated 23 April 2002.

On 3 March 2003, the Board of Directors proposed a dividend of Rmb0.12 per share, totalling approximately Rmb619,542,000 for the year ended 31 December 2002. The proposed dividend distribution was approved by the shareholders in their general meeting dated 10 July 2003.

Reserves

Approximately Rmb16,180,000 (2002 - Rmb16,180,000) has been transferred from the restricted reserve, which is specifically set up to reflect the reduction of the statutory public welfare fund under PRC GAAP, to retained earnings. This amount represented amortisation of deferred housing benefits for the six months ended 30 June 2003.

Pursuant to the Accounting System for Business Enterprises of the PRC, statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the six months ended 30 June 2003, approximately Rmb16,673,000 (2002 - Nil) of the statutory public welfare fund was transferred out to discretionary surplus reserve.

For the six months ended 30 June 2003, no statutory surplus reserve (2002 - Rmb65,693,000) and statutory public welfare fund (2002 - Rmb65,693,000) was appropriated from the retain earnings.

For the six months ended 30 June 2003, no discretionary surplus reserve (2002 - Rmb480,685,000) was appropriated from the retained earnings.

8. RELATED PARTIES AND TRANSACTIONS

(i) Related parties of the Company and its subsidiaries:

Name of related parties	Nature of relationship
Related parties in which the Company has no equity interest	
China Datang Corporation/NCPGC*	Substantial shareholder
Tianjin Jinneng Investment Company	Shareholder
Beijing International Power Development and Investment Company	Shareholder
Inner Mongolia Mengdian Huaneng Power Generation Company Limited	Minority shareholder of Datang Tuoketuo
Shanxi Electric Construction Company	Affiliate of NCPGC
Beijing Electric Construction Company	Affiliate of NCPGC
Tianjin Electric Construction Company	Affiliate of NCPGC
Beijing Electric Equipment Plant	Affiliate of NCPGC
Related parties in which the Company has equity interest	
NCEPR	Associate
NCPG Finance Company Ltd.	Investee of the Company

* In accordance with document Guo Han [2003] 16, "Approval from the State Council Regarding the Establishment of China Datang Corporation", China Datang Corporation will replace NCPGC and hold 35.43% of the Company's shares, and become the substantial shareholder of the Company. As at 9 April 2003, China Datang Corporation has registered at the State Administration Bureau for Industry and Commerce.

8. RELATED PARTY TRANSACTIONS (CONT'D)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the Period:

		Six months ended 30 June	
		2002	**2003**
	Notes	'000	'000
Tariff revenue from NCPGC	(a)	3,491,543	4,501,679
Management fee to NCPGC	(b)	11,794	15,155
Fuel service fee to divisions and affiliates of NCPGC	(b)	14,827	4,980
Ash disposal fee to divisions and affiliates of the substantial shareholder	(b)	36,599	43,183
Rental fee to the substantial shareholder	(b)	3,614	3,614
Construction and equipment costs charged by affiliates of NCPGC	(c)	296,014	599,853
Technical supervision, assistance and testing service fee to NCEPR	(d)	10,350	13,766
Interest income from NCPG Finance Company Ltd.	(e)	728	5,365
Interest expenses to NCPG Finance Company Ltd.	(e)	5,005	17,521
Dividend income from NCPG Finance Company Ltd.		7,107	10,063

(a) All of the Company and its subsidiaries' sales of on-grid electricity for the six months ended 30 June 2002 and 2003 were made to NCPGC. Pursuant to the power purchase agreement dated 5 August 1996, the Company is required to sell its entire net generation of electricity to NCPGC at an approved tariff rate as determined based on a regulatory process.

The balance due from NCPGC mainly represents the receivable from NCPGC for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreement. As at 30 June 2002 and 2003, all tariff revenues receivable from NCPGC were aged within one month.

(b) The Company has entered into a number of agreements with the substantial shareholder and its affiliates. Details of the major agreements are as follows:

Name of agreement	**Services to be provided**	**Pricing policy**
Production and Construction Management Services Agreement	Management services in relation to the production and construction of electric utility plants	Management fee at Rmb0.001/KWh of on-grid electricity
Fuel Supply Agreement	Fuel purchase, delivery and technical assistance services	Fuel service fee at 1% to 3% of the cost of coal purchased
Ash Disposal Agreement	Disposal of ash generated by the power plants	Ash disposal fee computed based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs
Building Lease Agreement	Lease of buildings located at the sites of the Company's power plants totalling 141,671 square metres	Annual rental fee of approximately Rmb7 million

(Amounts expressed in Rmb)

8. RELATED PARTY TRANSACTIONS (CONT'D)

(c) The majority of the construction works of Datang Tuoketuo, Datang Panshan, Datang Tangshan, Datang Pingwang and Datang Shentou were carried out respectively by Shanxi Electric Construction Company, Beijing Electric Construction Company and Tianjin Electric Construction Company. In addition, Beijing Electric Equipment Plant supplied certain electric equipment for the construction works of Datang Tuoketuo and Datang Tangshan. The total contracted amount related to these construction works and equipment purchase was approximately Rmb2.7 billion (2002 - Rmb2.6 billion).

As at 30 June 2003, balances due to these related contractors amounted to approximately Rmb193,434,000 (30 June 2002 - Rmb277,020,000) and were included in accounts payable.

(d) NCEPR provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(e) As at 30 June 2003, cash and cash equivalents of approximately Rmb2,494,757,000 (30 June 2002 - Rmb104,296,000) were deposited with NCPG Finance Company Ltd., an institution of which the Company holds 16% of its equity interest, at the prevailing market interest rate of 0.72% (2002 - 0.72%). In addition, the Company and its subsidiaries had loans payable to NCPG Finance Company Ltd. totalling approximately Rmb1,470,050,000 as at 30 June 2003 (30 June 2002 - Rmb447,500,000).

(f) As at 30 June 2003, NCPGC and certain minority shareholders of its subsidiaries, including Tianjin Jinneng Investment Company, Inner Mongolia Mengdian Huaneng Power Generation Company Limited and Beijing International Power Development and Investment Company, had provided guarantees to the loans of the Company and its subsidiaries amounting to approximately Rmb4,972,547,000 (30 June 2002 - Rmb4,161,392,000).

(g) In addition to the transactions mentioned above, for the six months ended 30 June 2003, there are related companies managed by the Company or owned by certain management personnel of the Company's subsidiaries, which provided property management, cleaning, transportation, and other services of approximately Rmb43,486,000 (2002 - Rmb20,168,000) to the Company and its subsidiaries.

(h) The Company has also entered into numerous transactions with other state-owned enterprises to which the exception in IAS 24, Related Party Disclosures, applies.

9. SUPPLEMENTAL FINANCIAL INFORMATION

(a) Balance sheet

	30 June 2002	30 June 2003
	'000	'000
Net current assets	1,451,949	441,252
Total assets less current liabilities	21,339,003	23,435,754
Net assets	13,575,985	14,543,970

	Six months ended 30 June	
	2002	2003
	'000	'000
Additions to property, plant and equipment	2,903,062	2,286,037

(b) Income statement

	Six months ended 30 June	
	2002	2003
	'000	'000
Interest expenses	243,108	254,991
Less: amount capitalised in property, plant and equipment	(103,756)	(85,416)
	139,352	169,575
Exchange loss, net	—	13
Fair value loss on an interest rate swap	97,232	64,112
Finance costs	236,584	233,700
Cost of inventories		
— Fuel	1,094,233	1,524,410
— Spare parts and consumable supplies	22,723	22,112
Depreciation and amortisation	666,358	716,794
Dividend income	(7,107)	(10,063)

(c) Statements of cashflow

	Six months ended 30 June	
	2002	2003
	'000	'000
Investing activities		
Additions to property, plant and equipment	(2,296,834)	(2,279,515)
Financing activities		
Addition of short-term loans	886,456	1,728,950
Repayment of short-term loans	(580,076)	(264,500)
Addition of long-term loans	1,429,111	483,737
Repayment of long-term loans	(631,413)	(689,749)

10. COMMITMENTS

(a) Capital commitments

As at 30 June 2002 and 2003, capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electric utility plants not provided for in the balance sheet were as follows:

	30 June 2002	30 June 2003
	'000	'000
Authorised and contracted for	6,224,265	6,382,492
Authorised but not contracted for	11,286,930	4,020,016
	17,511,195	10,402,508

(b) Operating lease commitments

As at 30 June 2002 and 2003, operating lease commitments extending to November 2016 in relation to buildings were as follows:

	30 June 2002	30 June 2003
	'000	'000
Amount repayable		
Within one year	13,369	12,127
Between one to five years	38,616	33,705
Over five years	68,561	61,344
	120,546	107,176

11. PRIOR YEAR COMPARATIVES

Certain comparative figures of 2002 have been reclassified to conform to the current period's presentation.

Appendix A — Definitions

"Articles of Association"	the articles of association of the Company
"Articles of Association Mandatory Provisions"	provisions in the Articles of Association which are required under PRC law to be included therein for overseas-listed PRC companies
"BIPDIC"	Beijing International Power Development and Investment Company 北京国际电力开发投资公司, a State-owned enterprise established and controlled by the Beijing municipal government
"Board of Directors"	the board of directors of the Company
"BTT Area"	the area comprising Beijing, Tianjin and northern Hebei province
"BTT Power Grid"	the power grid serving the BTT Area
"CDT"	China Datang Corporation, a State-owned enterprise controlled by the PRC central government
"CERC"	the China Electricity Regulatory Commission 中国电力监管委员会
"CIETAC"	the China International Economic and Trade Arbitration Commission 中国国际经济贸易仲裁委员会
"Conditions"	the terms and conditions of the Bonds
"CSRC"	the China Securities Regulatory Commission 中国证券监督管理委员会
"Directors"	the directors of the Company
"Domestic Shares"	Renminbi-denominated ordinary shares issued by the Company, with a nominal value of RMB 1.00 each in the registered capital of the Company which are subscribed for or credited as paid up in Renminbi
"Electric Power Law"	the Electric Power Law 中华人民共和国电力法 adopted by the Standing Committee of the 8th National People's Congress on 28 December 1995, and effective as of 1 April 1996
"Financial Services and Markets Act"	the Financial Services and Markets Act of 2000 of the United Kingdom
"GDP"	Gross Domestic Product
"Greenfield Projects"	Datang Honghe Power and Datang Tangshan Power (Phase II)

"Grid Control Regulations"	the Regulations on Power Grid Control 电网调度管理条例 promulgated by the State Council on 19 February 1993 and effective as of 1 November 1993, the Implementation Rules for the Regulations on Power Grid Control 电网调度管理条例实施办法 promulgated by former Ministry of Electric Power in October 1994 and the Regulations on North China Power Grid Control 华北电网调度管理办法 promulgated by North China Power Group in July 1993 to implement the national grid control regulations in the North China Power Network
"H Shares" or **"Shares"**	Special Renminbi-denominated ordinary shares issued by the Company, with a nominal value of RMB 1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars and are listed and dealt in on the Hong Kong Stock Exchange and listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities
"HCIC"	Hebei Construction Investment Company 河北省建设投资公司, a State-owned enterprise established and controlled by the Hebei provincial government
"HK$" or **"Hong Kong dollars"**	the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Listing Rules"	the listing rules of the Hong Kong Stock Exchange
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Inner Mongolia"	the Inner Mongolia Autonomous Region
"IAS"	International Accounting Standards
"IFRS"	International Financial Reporting Standards
"IPP"	Independent Power Producer
"LIBOR"	London InterBank Offered Rate
"London Listing Rules"	the listing rules of the London Stock Exchange
"London Stock Exchange"	London Stock Exchange plc
"MOC"	the PRC Ministry of Commerce 商务部
"NCPGC"	North China Power Group Company 中国华北电力集团公司, a State-owned enterprise controlled by State Grid Company 国家电网公司
"NCPG Finance Company"	North China Power Group Finance Company Limited 华北电力集团财务有限责任公司
"No. 701 Document"	Ji Jia Ge (2001) No. 701 document issued by SDPC on 23 April 2001

"Noon Buying Rate"	the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York
"North China Area"	Beijing municipality, Tianjin municipality, Shanxi province, Hebei province and the western regions of Inner Mongolia
"North China Power Group"	North China Power Group 中国华北电力集团, a federation of State-owned enterprises established in 1993 by the former Ministry of Electric Power, the primary operating entities of which are NCPGC, Hebei Electric Power Company 河北省电力公司, Shanxi Electric Power Company 山西省电力公司 and the Electric Power Company of the Inner Mongolia Autonomous Region 内蒙古自治区电力公司
"North China Power Network"	the electricity transmission system comprising the BTT Power Grid, the Hebei South Power Grid, the Shanxi Power Grid and the Inner Mongolia West Power Grid, covering the North China Area
"Operating Power Plants"	Douhe Power Plant, Gaojing Power Plant, Xiahuayuan Power Plant, Zhangjiakou Power Plant and the plants of Datang Panshan Power, Datang Huaze Hydropower and Datang Tuoketuo Power (Phase I)
"Official List"	Official List of the UK Listing Authority
"PBOC"	The People's Bank of China 中国人民银行, the central bank of the PRC
"PBOC Exchange Rate"	since 1 January 1994, the exchange rate for foreign exchange transactions involving Renminbi published daily by PBOC
"Power Purchase Agreement"	the Power Purchase Agreement between NCPGC and the Company dated 5 August 1996, as supplemented by the Agreement on Tariffs and Supplemental Agreement to the Power Purchase Agreement dated 15 October 1996
"PRC" or "China"	the People's Republic of China
"PRC Company Law"	the Company Law of the PRC 中华人民共和国公司法, as enacted by the Standing Committee of the eighth National People's Congress on 29 December 1993 and effective on 1 July 1994, as amended, supplemented or otherwise modified from time to time
"PRC Securities Law"	the PRC Securities Law as enacted by the Standing Committee of the Ninth National People's Congress on 29 December 1998
"Projects"	the Projects Under Construction and the Greenfield Projects
"Projects Under Construction"	Datang Tuoketuo Power (Phase II), Datang Shentou Power, Datang Pingwang Power and Datang Tangshan Power (Phase I), Datang Lixianjiang Hydropower, Datang Nalan Hydropower and Wenshan Malutang Power
"RMB" or "Renminbi"	the lawful currency of the PRC
"SAFE"	the PRC State Administration for Foreign Exchange 国家外汇管理局, the government agency responsible for matters relating to foreign exchange administration

"SAIC"	the PRC State Administration for Industry and Commerce
"SDPC"	the PRC State Development Planning Commission 国家发展计划委员会, a former ministry of the PRC central government which was dissolved and reorganised into the SDRC in March 2003
"SDRC"	the PRC State Development and Reform Commission 国家发展改革委员会, a new ministry in the PRC Central government which was established in March 2003 to replace and assume the responsibilities of the SDPC
"SETC"	the PRC State Economic and Trade Commission 国家经济贸易委员会, a former ministry of the PRC central government which was dissolved in March 2003
"Special Regulations"	the Special Regulations of the State Council on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies 国务院关于股份有限公司境外募集股份及上市的特别规定, promulgated by the State Council on 4 August 1994, as amended, supplemented or otherwise modified from time to time
"State"	the PRC
"State Council"	the State Council of the PRC 国务院
"State Plan"	the plan devised and implemented by the relevant authorities of the PRC government in relation to the economic and social development of the PRC
"TJIC"	Tianjin Jinneng Investment Company 天津市津能投资公司, a State-owned enterprise established and controlled by Tianjin Municipal Government
"UK Listing Authority"	the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US$" or "US dollars"	United States dollars, the lawful currency of the United States of America
"VAT"	Value Added Tax, the tax applied by the PRC tax authorities on business units or individuals engaged in the sale or importation of goods or processing, or repair and replacement services

All references to "we", "our", "us" and "our Company" are to the Company and the Group.

Appendix B — Glossary of technical terms

"available capacity"	the generating capacity of a power plant which is available for producing electricity
"available hours"	for a specified period, the numbers of hours in that period that a generator is available for generation
"average capacity"	for a specified period, the available capacity of a generating unit multiplied by the number of hours in such period during which such generating unit is integrated into the relevant transmission network divided by the number of calendar hours in such period
"average utilisation hours"	for a specified period, the number of hours calculated by dividing the amount of electricity produced in such period by the average capacity in such period
"capacity factor"	for a specified period, the ratio (expressed as a percentage) of the number of utilisation hours of a power plant to the total number of hours in such period
"equivalent availability factor"	for a specified period and a given power plant, the ratio (usually expressed as a percentage) of the number of available hours in that period (reduced, in the case of hours in which the attainable generating capacity of such plant is less than the installed capacity, by the proportion of installed capacity not so attainable) to the total number of hours in that period
"grid"	a transmission system for electricity
"GWh"	the unit of energy equal to the work done by 1,000,000,000 watts of electrical power in one hour (a gigawatt hour)
"installed capacity"	the highest level of electrical output which a power plant is designed to be able to maintain continuously without causing damage to the plant
"kWh"	a unit of energy equal to the work done by 1,000 watts of electrical power in one hour (a kilowatt hour)
"kV"	1,000 volts
"load factor"	for a specified period, the ratio (usually expressed as a percentage) of the number of utilisation hours to the number of operational hours of a power plant for such period
"megawatt Hour" or **"MWh"**	a unit of energy equal to the work done by 1,000,000 watts of electrical power in one hour (a megawatt hour)
"MW"	1,000,000 watts; a megawatt
"net generation"	for a specified period, the total amount of power produced by a power plant, less the power consumed in the operation of the power plant in that period

"on-grid tariff"	the price at which an independent power producer sells its electricity to a grid operator
"operational hours"	for a specified period, the number of hours that a power plant supplies any amount of electrical energy to a grid or, for power plants with multiple generating units, the weighted average of the number of hours that each generating unit supplies any amount of electrical energy to a grid, weighted by the installed capacity of the generating units
"standard coal"	coal with an energy content of 7,000 kilocalories per kilogramme
"TWh"	a unit of energy equal to the work done by 1,000,000 MW (one terawatt) of electrical power in one hour
"utilisation hours"	for a specified period, the number of hours it would take for a power plant operating at installed capacity to generate the amount of electricity actually produced in that period

REGISTERED OFFICE OF THE ISSUER

Beijing Datang Power Generation Company Limited

北京大唐发电股份有限公司

No. 482 Guanganmennei Avenue 8th Floor
Xuanwu District, Beijing
The People's Republic of China 100053

AUDITORS

PricewaterhouseCoopers

22nd Floor Prince's Building
Central
Hong Kong

LEGAL ADVISERS

To the Issuer as to PRC law

Haiwen & Partners

Room 1711 Beijing Silver Tower No. 2
Dong San Huan North Road
Chao Yang District, Beijing
The People's Republic of China 100027

To the Issuer as to English and Hong Kong law

Herbert Smith

23rd Floor Gloucester Tower
11 Pedder Street
Central, Hong Kong

To the Managers as to English and Hong Kong law

Linklaters

10th Floor, Alexandra House
Chater Road
Central, Hong Kong

PRINCIPAL PAYING AND CONVERSION AGENT

JPMorgan Chase Bank

Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom

LISTING AGENT AND PAYING AND CONVERSION AGENT IN LUXEMBOURG

J.P. Morgan Bank Luxembourg S.A.

5, Rue Plaetis
L-2338 Luxembourg

TRUSTEE

J.P. Morgan Corporate Trustee Services Limited

Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom

Printed by IFN Financial Press Limited

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